As filed with the Securities and Exchange Commission on September 22, 2017

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Sea Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1 Fusionopolis Place, #17-10, Galaxis

Singapore 138522

+65 6270-8100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

10 East 40th Street, 10th Floor

New York, N.Y. 10016

(800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

copies to:

Yanjun Wang, Esq.

Sea Limited

1 Fusionopolis Place, #17-10, Galaxis

Singapore 138522

+65 6270-8100

David T. Zhang, Esq. Benjamin Su, Esq. Benjamin W. James, Esq. Kirkland & Ellis International LLP c/o 26th Floor, Gloucester Tower, The Landmark 15 Queen’s Road Central, Hong Kong +852 3761-3300	James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road, Central Hong Kong +852 2533-3300

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act .  ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Class A ordinary shares, par value US$0.0005 per share(1)	US$1,000,000,000	US$115,900

(1)	American depositary shares issuable upon deposit of the Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents Class A ordinary shares.
(2)	Includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the Class A ordinary shares are first bona fide offered to the public, and also includes Class A ordinary shares that may be purchased by the underwriters pursuant to an option to purchase additional ADSs. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion. Dated                     , 2017.

             American Depositary Shares

Sea Limited

Representing            Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, by Sea Limited.

Sea Limited is offering              ADSs to be sold in the offering.

Prior to this offering, there has been no public market for the ADSs or our ordinary shares. It is currently estimated that the initial public offering price per ADS will be between US$                     and US$                    . We have applied to list the ADSs on the New York Stock Exchange under the symbol “SE.”

We are an “emerging growth company” as defined under applicable U.S. securities laws and, as such, we are eligible for reduced public company reporting requirements.

Immediately prior to the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Our principal shareholders, Forrest Xiaodong Li, our founder, chairman and group chief executive officer, and Tencent Holdings Limited and its affiliates, will beneficially own all of our issued Class B ordinary shares, and will be able to exercise an aggregate of                 % of the total voting power of our total issued and outstanding ordinary shares immediately upon the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights and certain approval rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to three votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

See “Risk Factors” beginning on page 17 to read about factors you should consider before buying the ADSs.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1) For a description of compensation payable to the underwriters, see “Underwriting.”

The underwriters have the option to purchase up to an additional              ADSs from us at the initial public offering price less the underwriting discounts.

The underwriters expect to deliver the ADSs against payment in New York, New York on                     , 2017.

Goldman Sachs (Asia) L.L.C.	Morgan Stanley	Credit Suisse

Prospectus dated                     , 2017.

An Introduction to Greater Southeast Asia

Robust Growth	Digital Consumers

•  Greater Southeast Asia is the 7 markets of Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia and Singapore

•  585.3 million people (1)

•  US$3.0 trillion nominal GDP (1)

•  2.1x the real GDP growth rate and 1.6x the population growth rate of the United States (2)

•  315.4 million internet users (3)

•  237.1 million smartphone users (4)

•  US$3.5 billion online game market size growing at 19.6% CAGR (5)

•  US$23.0 billion e-commerce market size growing at 29.2% CAGR (6)

•  US$6.5 billion e-wallet (7) payment volume growing at 30.1% CAGR (8)

(1)	2016 estimate as of April 2017, IMF Outlook
(2)	2016-2021 estimated CAGR as of April 2017, IMF Outlook
(3)	As of December 31, 2016, Frost & Sullivan. Internet users are defined as unique users who access fixed or mobile internet services at least once per month
(4)	As of December 31, 2016, Frost & Sullivan, based on population data from IMF Outlook. Smartphone users are defined as users with access to a smartphone. The figure does not refer to unique persons, and any person with more than one smartphone will be counted as more than one user
(5)	2016-2021 estimated CAGR calculated based on mobile and PC online game market forecasts from Newzoo and Niko Partners, respectively
(6)	2016-2021 estimated CAGR, Frost & Sullivan. Refers to e-commerce consumer spending (or gross merchandise value)
(7)	E-wallet refers to a virtual container that stores value, which is used for goods and service transactions; funds may be transferred through cash, bank account, scratch cards or a variety of other means
(8)	2016-2021 estimated CAGR, IDC

Size and Scale of Our Businesses

Garena
Digital Entertainment

- **#1** in GSEA in the first half of 2017 by revenue [(1)]
- **40.1** million MAUs and **12.9** million average DAUs playing our mobile and PC online games [(2)]
- Average of **2.3** hours per daily active user playing our games per day [(2)]
- Approximately **180,000** in attendance and over **4.1** million views online for Garena's largest eSports event held in Thailand in April 2017
- Over **68,000** local cybercafé partners using Garena's proprietary system

Shopee
E-commerce

- **#1** in GSEA in the first half of 2017 by GMV and total orders [(3)]
- **9.8** million Shopee App MAUs [(4)] and **3.4** million Shopee App average DAUs, who on average spent **22 minutes** per day [(2)]
- **1.6** million monthly active sellers[(4)] and approximately **74** million active product listings
- **4.2** million monthly active buyers [(4)] and approximately **90%** of confirmed orders from repeat buyers [(4)(5)]
- **1,711** brands and large retailers with "Shopee Mall"
- Among items for which the condition was indicated by seller, over **96%** of GMV was from items listed as new [(4)]
- Over **60** local logistics partners for last-mile delivery
- **623** million chat messages in 2Q2017; **76%** of active buyers and **97%** of sellers used chat during the second quarter of 2017 [(6)]

AirPay
Digital Financial Services

- **#1** digital payments provider in GSEA in the first half of 2017 by e-wallet GTV[(7)]
- Approximately **178,000** registered physical counters for AirPay cash input for consumers
- Over **85%** of e-wallet GTV is from third party use cases [(4)]
- **37** local banks integrated with AirPay App for direct top-up
- Rapidly growing customer base for AirPay App
- **388** use cases across **13** categories such as utility bill payments, prepaid game credits, mobile phone top-ups, entertainment, and transportation
- **0.32%** non-performing ratio for loans to small businesses in network

- AirPay processed approximately 40% of Garena's aggregate gross billings across AirPay's three largest markets, namely Thailand, Vietnam and Indonesia [(2)]
- Leverage strong existing cybercafé relationships to expand network of AirPay counters

AirPay lowers payment costs and provides access to GSEA's large unbanked population for us and our merchant partners

Shared Resources

Product Localization	Technology and Network Infrastructure	Employee Recruiting and Development	Corporate Functions
Software Development	Data Analytics and Insights	Large Field Force for Localized Marketing	Customer Service

All figures as of June 30, 2017 unless otherwise stated

(1)	#1 position is derived from mobile and PC online game market ranking as estimated by Newzoo and Niko Partners, respectively
(2)	For the month of June 2017
(3)	According to Frost & Sullivan
(4)	Average during the second quarter of 2017
(5)	Repeat buyer is defined as a unique user who has made at least two orders prior to or during the specified period
(6)	Refers to sellers who had at least one confirmed order during the specified period
(7)	According to IDC, e-wallet refers to a virtual container that stores value, which is used for goods and service transactions; funds may be transferred through cash, bank account, scratch cards or a variety of other means

Greater Southeast Asia’s Unique Complexities Confer

Meaningful ‘Home Court Advantages’ for Sea

(1)	IDC
(2)	Internet users are defined as unique users who access fixed or mobile internet services at least once per month
(3)	Smartphone users are defined as any users with access to a smartphone. The figure does not refer to unique persons, and any person with more than one smartphone will be counted as more than one user
(4)	Frost & Sullivan
(5)	As of December 31, 2016
(6)	Frost & Sullivan, based on population data from IMF Outlook

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the ADSs offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

Neither we nor any of the underwriters have taken any action that would permit a public offering of the ADSs outside the United States or permit the possession or distribution of this prospectus or any related free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any related free-writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

Until             , 2017 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to buy the ADSs. This prospectus contains certain estimates and information from four industry reports commissioned by us and prepared respectively by Frost & Sullivan (S) Pte Ltd, or Frost & Sullivan; International Data Corporation, or IDC; Newzoo International B.V., or Newzoo; and LMH Enterprises, Inc., DBA Niko Partners, or Niko Partners; each an independent market research firm, regarding our industries and our market positions in Greater Southeast Asia. This prospectus also contains certain estimates and information from the International Monetary Fund World Economic Outlook published in April 2017, or the IMF Outlook.

Our Mission

Our mission is to better the lives of the consumers and small businesses of Greater Southeast Asia with technology.

Our Business

We believe we are the leading internet company in Greater Southeast Asia, or GSEA, based on our number one market share by revenue in the region’s online game market, our number one market share by GMV and total orders in the region’s e-commerce market, and our position as a leader in the region’s digital payments market by e-wallet GTV, each in the first half of 2017.

We have developed an integrated platform consisting of digital entertainment (focused on online games), e-commerce, and digital financial services (focused on e-wallet services), each localized to meet the unique characteristics of GSEA. We define GSEA as the combined region of Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia and Singapore. This region had 585.3 million people and gross domestic product, or GDP, of US$3.0 trillion in 2016, according to the IMF Outlook. It is also one of the world’s fastest growing regions in terms of per capita GDP and at the early stages of internet penetration. GSEA’s markets are increasingly interdependent, particularly for internet business models. From a consumer behavior perspective, these markets exhibit distinct characteristics from North Asia and South Asia, and consequently require dedicated focus and local market knowledge, which gives us a “home court advantage.”

We operate three key platforms—Garena, Shopee, and AirPay:

•

Our Garena platform was number one in market share by revenue in the GSEA online game market in the first half of 2017, as estimated by Newzoo and Niko Partners. Through our platform, our users can access popular and engaging mobile and PC online games that we curate and localize for each market. Garena is the exclusive operator of each of these games in GSEA. Our licensing contracts with game developers typically last three to seven years, under which we typically retain between 65% and 80% of gross billings. Garena also provides access to other entertainment content, such as live streaming of online gameplay, as well as social features, such as user chat and online forums. In addition, Garena is GSEA’s leader in eSports as measured by number of viewers in 2016, according to Newzoo, which strengthens our game ecosystem and increases user engagement. During the second quarter of 2017, we had 64.2 million QAUs, of whom 6.6 million were QPUs. During the month of June 2017, our games had 40.1 million MAUs. In the same month, our games had on average 12.9 million DAUs, each of whom spent an average of 2.3 hours per day playing our games.

•	Our Shopee e-commerce platform was number one in market share in the first half of 2017 in GSEA by GMV and total orders, according to Frost & Sullivan. Shopee had approximately 2.2 times the number of total orders than our closest competitor in the first half of 2017, an increase from 1.6 times in 2016, according to Frost & Sullivan. In the first half of 2017, we were number one by total orders in Indonesia, Thailand, Vietnam, Taiwan and overall GSEA and number one by GMV in Indonesia, Taiwan and overall GSEA, according to Frost & Sullivan. Since its launch in June 2015, Shopee’s GMV has grown to US$1,150.3 million for 2016 and US$1,469.5 million for the first half of 2017. Due to the region’s growth in smartphone users, Shopee has adopted a mobile-first approach and approximately 93% of orders placed on Shopee in the first half of 2017 were placed through its mobile application. Shopee is a highly scalable third-party marketplace that does not hold inventory and connects buyers and sellers quickly and efficiently. Shopee buyers choose our platform because we are a trusted brand and provide easy access to a wide range of products coupled with strong customer service. Shopee sellers choose our platform because we provide an efficient and reliable way to manage the selling process while maximizing customer reach. We provide our users with a safe and trusted shopping environment that is supported by integrated payment and third-party logistics capabilities. During the second quarter of 2017, Shopee had on average 9.8 million MAUs. During the same period, we had 4.2 million average monthly active buyers, who had an average monthly order frequency of 3.7 orders. We also had 1.6 million average monthly active sellers during the same period and approximately 74 million active product listings as of June 30, 2017. We began monetizing our e-commerce business in 2017 in Taiwan and Indonesia by offering sellers a cost-per-click advertising service to feature and promote their products in search results generated by Shopee buyers, and by charging sellers in Taiwan commission fees for transactions completed on Shopee.

•	Our AirPay platform provides digital financial services and was the number one digital payments provider in GSEA in the first half of 2017 by e-wallet GTV, according to IDC. Through our AirPay e-wallet, consumers use either our AirPay App or one of our 177.9 thousand registered partner-operated service counters, as of June 30, 2017, to make payments to a wide variety of product and service providers. During 2016, GTV and transactions for AirPay e-wallet totaled US$501.2 million and 133.6 million, respectively, and in the first half of 2017, US$472.4 million and 87.1 million, respectively. The AirPay App is available in Thailand, Vietnam and Taiwan, and AirPay counters are operating in Thailand, Vietnam, Indonesia and the Philippines. We expect to expand our AirPay services to other GSEA markets in the future. We have also begun to integrate our AirPay platform with our Garena and Shopee platforms. For example, during the month of June 2017, AirPay processed approximately 40% of the aggregate gross billings for our Garena digital entertainment business across AirPay’s three largest markets, namely Thailand, Vietnam and Indonesia, which has helped us reduce our payment channel costs. In addition, AirPay also supports Shopee in providing Shopee Guarantee services to buyers and sellers in the markets in which it operates.

Each of our platforms provides a distinct and compelling value proposition to our users, and each also exhibits strong virtuous cycle dynamics, which we believe supports our leadership position and provides a strong foundation for continued growth while creating barriers to entry for our competitors. See “Our Market Opportunity” for a detailed discussion.

Our scale, regional breadth and substantial home court advantage provide a strong foundation on which we are able to rapidly scale new businesses. Our digital entertainment business grew its revenue at a 45.4% compounded annual growth rate, or CAGR, from 2014 to 2016. Our AirPay platform, which we launched in early 2014, has grown its e-wallet GTV at a 26.1% compounded quarterly growth rate, or CQGR, from the first quarter of 2015 to the second quarter of 2017. Our Shopee platform, which we launched in mid-2015, has grown its GMV at a 81.0% CQGR from the third quarter of 2015 to the second quarter of 2017.

We curate and localize the content and services on our platforms to serve a highly diverse population across multiple markets and regulatory regimes. We believe our local knowledge, presence and focus provide us with a home court advantage in addressing the specific and unique opportunities and challenges in our region. Our platforms are operated by our local entities held or controlled by Sea Limited, which is a holding company without substantive operations. As of June 30, 2017, we had approximately 5,400 employees across the region, including over 1,240 in Indonesia, 540 in Taiwan, 1,040 in Vietnam and 1,070 in Thailand. We have a network of on-the-ground partners comprising approximately 196.1 thousand physical locations functioning as AirPay counters, cybercafés or both, and 12 data centers, as of June 30, 2017. This home court advantage is a key factor to our success as well as a significant barrier to entry against international competitors and single-market local players.

We have forged long-term collaborative relationships with global industry leaders as well as local partners that have supported our success and growth. Tencent Holdings Limited and its affiliates, or Tencent, is one of our key game developer-partners and also a shareholder. This long-term relationship is based on aligned interests, and allows us to benefit from Tencent’s wealth of experience as a leading global industry player. In addition, many of GSEA’s most respected and established family investors and sovereign wealth funds are our shareholders.

We have achieved significant scale and growth since our founding. Our total revenue increased from US$160.8 million in 2014 to US$345.7 million in 2016, a CAGR of 46.6%. Our total revenue increased by 17.3% from US$166.7 million in the six months ended June 30, 2016 to US$195.5 million in the same period in 2017. As our business grew, our gross profit increased from US$36.2 million in 2014 to US$113.1 million in 2016, a CAGR of 76.8%. Our gross profit decreased by 5.5% from US$56.0 million in the six months ended June 30, 2016 to US$52.9 million in the same period in 2017. We incurred net losses of US$90.9 million, US$107.3 million, and US$225.0 million in 2014, 2015, and 2016, respectively, and US$87.1 million and US$165.2 million in the six months ended June 30, 2016 and 2017, respectively, due to our investments in expanding our businesses, in particular our e-commerce business.

Our Market Opportunity

Our three key businesses of digital entertainment, e-commerce and digital financial services operate in market segments with substantial size and growth potential in GSEA. The GSEA online game market was US$3.5 billion in 2016 and is forecasted to grow at a CAGR of 19.6% to US$8.6 billion in 2021, according to Newzoo and Niko Partners. The GSEA e-commerce market was US$23.0 billion in 2016 and is forecasted to grow at a 29.2% CAGR to US$82.8 billion in 2021, according to Frost & Sullivan. Finally, GSEA total e-wallet payment volume was US$6.5 billion in 2016 and is forecasted to grow at a 30.1% CAGR to US$24.4 billion in 2021, according to IDC.

There are multiple thematic drivers of our growth. The drivers are broadly similar across each of our three key businesses and fall into three main categories:

•	robust demographic and macroeconomic growth in GSEA, including a large and rapidly growing population, a rapidly rising regional GDP per capita, and one of the world’s largest millennial populations;

•	technology adoption trends in GSEA, including rapid growth in internet access, particularly mobile users on smartphones; and

•	the digital transformation of GSEA’s industries, including the role of technology changing consumer behavior and enabling new consumer categories such as eSports and mobile e-commerce, network effects and virtuous cycles driving growth and creating barriers to entry, and the increasing adoption of technology by small businesses.

For our digital entertainment business, we believe that entertainment in GSEA, both its forms and how it is distributed, is changing dramatically. Due to the combination of a young population, rising living standards, and historically underpenetrated traditional media, many of our consumers are leapfrogging directly to online forms of entertainment using both mobile and PC internet. Within online entertainment in GSEA, the majority of spending is expected to be interactive content, in the form of mobile and PC online games as opposed to online video and audio, according to Frost & Sullivan. Additional drivers for GSEA’s online game industry include the rising number of game players and, in particular, paying game players; the growth of mobile games as a complement to PC online games; the increasing preference of consumers and game developers for integrated ecosystems; the importance of long-term game franchises; and the rise of eSports.

For our e-commerce business, we believe that the growth of online retail in GSEA will be driven by the affordability of smartphones, growth in the number of online shoppers, underdeveloped offline retail driving a leapfrogging to e-commerce, offline merchants embracing e-commerce, and improving and expanding payments infrastructure.

For our digital financial services business, a distinguishing characteristic of GSEA compared to the United States is the substantially lower percentage of the population with bank accounts, credit cards, or debit cards. This creates the need for alternative payment methods, specifically e-wallets. GSEA is poised for its own payments transformation in much the same way that China has shifted to online payments, according to IDC. Online payments in GSEA is divided into four broad payment modes: e-wallets, such as our AirPay platform, credit cards, debit cards and online banking. Of these, the e-wallet mode is expected to grow the fastest over the next five years, according to IDC. Drivers for GSEA’s e-wallet industry include the mismatch between internet penetration and banking penetration, which creates a structural opportunity for e-wallets; the increasing integration of e-wallets with use cases such as online games and e-commerce; and the opportunity to offer broader digital financial services using e-wallets as a foundation.

Our Strengths

We believe that the following strengths contribute to our success and set us apart from our peers:

•	our large scale across GSEA;

•	our frequent and immersive user engagement;

•	our home court advantage enables us to innovate to address the need of our diverse region;

•	our pan-GSEA breadth accelerates the growth of new business;

•	our close alignment with key customer trends;

•	our business models are highly scalable and capital efficient;

•	our technology development capabilities and proprietary infrastructure;

•	our strong capabilities to derive insights from data;

•	our ability to forge strategic partnerships; and

•	our entrepreneurial culture and diverse workforce led by experienced management.

Our Strategies

We intend to pursue the following strategies to further grow our business:

•	increase our user base to deepen our market penetration;

•	further expand our offerings to increase user engagement and loyalty;

•	further monetize our active user base;

•	develop an AirPay e-wallet ecosystem;

•	accelerate the natural linkages among our platforms;

•	continue to deepen long-term relationships with our partners; and

•	pursue strategic investment and acquisition opportunities.

Our Challenges

We believe some of the major risks and uncertainties that may materially and adversely affect us include the following:

•	we may fail to maintain or grow the size of our user base or the level of engagement of our users;

•	we may fail to monetize our business effectively;

•	we have a history of net losses and we may not achieve profitability in the future;

•	we derive a significant portion of revenue from online games;

•	we may be unable to achieve the expected linkages among our three platforms;

•	we may not succeed in managing or expanding our business across the expansive and diverse markets that we operate in; and

•	we may fail to compete effectively in the markets in which we operate.

In addition, we face risks and uncertainties related to our compliance with applicable regulations and policies in our principal markets and operations, particularly those risks and uncertainties associated with our control over the variable interest entities, or VIEs, and their subsidiaries based on contractual and other arrangements rather than direct equity ownership in Taiwan and Vietnam, as well as our ownership structure in Thailand.

See “Risk Factors” and other information included in this prospectus for a detailed discussion of the above and other challenges and risks.

Corporate History and Structure

On May 8, 2009, we incorporated Garena Interactive Holding Limited, our holding company, as a limited liability company in the Cayman Islands. On April 8, 2017, we changed our company name from Garena Interactive Holding Limited to Sea Limited.

We began our digital entertainment business at our inception in May 2009, and by September 2012, we had expanded the business to cover all of GSEA, including Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia and Singapore.

We launched our e-commerce platform, Shopee, in all seven markets in GSEA in June and early July 2015.

We launched our digital financial services platform, AirPay, in Vietnam in April 2014. The AirPay App is available in Thailand, Vietnam and Taiwan, and AirPay counters are operating in Thailand, Vietnam, Indonesia and the Philippines.

Sea Limited is a holding company that does not have substantive operations. We conduct our businesses in GSEA through our subsidiaries and VIEs and their subsidiaries, or consolidated affiliated entities. The laws and regulations in many markets in GSEA, including Taiwan and Vietnam, place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. For a discussion of these restrictions, see “Regulation.” We have entered into contractual arrangements with our VIEs, including four material VIEs established and operating in Taiwan and Vietnam, and their shareholders. These arrangements allow us to exercise effective control over our VIEs, receive substantially all of the economic benefits and absorb the losses of our VIEs, and have an exclusive call option to purchase all or part of the equity interests in and/or assets of our VIEs when and to the extent permitted by the applicable laws. As a result of these contractual arrangements, we are the primary beneficiary of these VIEs and have consolidated their financial results in our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

As of the date of this prospectus, we conduct our business operations across 60 subsidiaries and 21 consolidated affiliated entities.

The chart below summarizes our corporate structure and identifies the principal subsidiaries and consolidated affiliated entities described above as of the date of this prospectus:

Direct ownership (or effective ownership in the case of our Thai entities)
- - - -	Contractual arrangements. See “Corporate History and Structure—Contractual Arrangements among Our VIEs, Their Shareholders and Us.”
(1)	See “Corporate History and Structure—Thailand Shareholding Structure.”
(2)	For each of these entities, 30% of the equity interest is owned by us through a wholly-owned subsidiary in Singapore, and the remaining 70% equity interest is controlled by us through contractual arrangements.
(3)	Held through a wholly-owned subsidiary in Singapore.

Corporate Information

Our principal executive offices are located at 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522. Our telephone number at this address is +65 6270-8100. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 10 East 40th Street, 10th Floor, New York, N.Y. 10016.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.seagroup.com. The information contained on our website is not a part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.07 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions Which Apply to this Prospectus

Unless we indicate otherwise, all share and per share data in this prospectus have given effect to the 1-to-10 share split effected on April 8, 2017, following which each of our previously issued voting and non-voting ordinary shares, seed preferred shares, series A preference shares and series B preference shares was subdivided into ten voting and non-voting ordinary shares, seed preferred shares, series A preference shares and series B preference shares, respectively. In addition, all information in this prospectus reflects no exercise by the underwriters of their option to purchase up to              additional ADSs representing              ordinary shares from us.

Except where the context otherwise requires:

•	“active buyers” in a given period refer to user accounts that confirmed one or more orders on Shopee in that period, regardless of whether or not the buyer and seller settle the transaction;

•	“active product listings” at a given point in time refer to the aggregate number of items listed on Shopee that are available for purchase. Beginning in October 2015, if a seller does not log onto Shopee for a certain period of time, which, starting in August 2016 and continuing through to the date of this prospectus, is seven days, all of that seller’s listings will be deactivated;

•	“active sellers” in a given period refer to seller accounts that had one or more active product listings at any point during that period;

•	“active users” refer to the number of unique accounts that interacted with our mobile and PC online games, Shopee marketplace or the AirPay App, as applicable, in a particular period. A unique account that plays more than one online game or in more than one market is counted as more than one active user. “DAUs” refer to the aggregate number or active users during the daily period, “MAUs” refer to the aggregate number of active users during the monthly period, and “QAUs” refer to the aggregate number of active users during the quarterly period;

•	“ADSs” refer to American depositary shares, each of which represents Class A ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

•	“GSEA” or “Greater Southeast Asia” comprises the seven distinct markets of Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia and Singapore;

•	“gross billings” refer to the monetary value of all virtual items sold in our games during a certain period;

•	“gross merchandise value” or “GMV” refers to the value of orders of products and services on our Shopee marketplace. Our calculation of GMV for our e-commerce platform includes shipping and other charges;

•	“Gross transaction value” or “GTV” refers to the value of confirmed transactions or payments processed, as the case may be, on our AirPay platform. “E-wallet GTV” refers to the value of confirmed transactions for products and services through our AirPay e-wallet, including our AirPay App and AirPay counters. “Payment processing GTV” refers to the value of payments processed by AirPay other than through AirPay e-wallet. “Total AirPay GTV” refers to the aggregate value of e-wallet GTV and payment processing GTV;

•	“GSEA online game market size” refers to the aggregated market size based on the GSEA mobile game market size according to Newzoo and the GSEA PC online game market size according to Niko Partners;

•	“non-voting ordinary shares” refer to our ordinary shares, par value US$0.0005 per share, without voting rights, all of which will be converted into Class A ordinary shares with voting rights immediately prior to the completion of this offering;

•	“orders” refer to each confirmed order from a transaction between a buyer and a seller for products and services on our e-commerce platform, even if such order includes multiple items, during the specified period, regardless of whether the transaction is settled or if the item is returned;

•	“paying users” refer to the number of unique accounts through which a payment is made in our online games in a particular period. A unique account through which payments are made in more than one online game or in more than one market is counted as more than one paying user. “MPUs” refer to the aggregate number of paying users during the monthly period, and “QPUs” refer to the aggregate number of paying users during the quarterly period;

•	“repeat buyer” for a given period refers to any user who (i) is an active buyer during such period and (ii) had at least two orders on our Shopee platform prior to the end of the period;

•	“shares” or “ordinary shares” refer to our ordinary shares, par value US$0.0005 per share, with voting rights, and immediately prior to and after completion of this offering refer to our Class A and Class B ordinary shares, par value US$0.0005 per share, with voting rights;

•	“US$,” “U.S. Dollars,” “$” and “dollars” refer to the legal currency of the United States; and

•	“we,” “us,” “our company,” “our group,” “our” or “Sea” refers to Sea Limited, a Cayman Islands company, its consolidated subsidiaries and its consolidated affiliated entities, including its VIEs and their subsidiaries.

Our reporting and functional currency is the U.S. Dollar. This prospectus contains translations of certain foreign currency amounts into U.S. Dollars for the convenience of the reader. Unless otherwise stated, all translations from Indonesian Rupiah into U.S. Dollars have been made at the rate of IDR13,319 to US$1.00, being the foreign exchange reference rate and the Jakarta interbank spot dollar rate published by Bank Indonesia in effect as of June 30, 2017, all translations of New Taiwan Dollars, Thai Baht and Singapore Dollars into U.S. Dollars have been made at the rates of NT$30.3800 to US$1.00, THB33.9200 to US$1.00 or S$1.3765 to US$1.00, respectively, being the noon buying rates in The City of New York for cable transfers in New Taiwan Dollars, Thai Baht and Singapore Dollars as certified for customs purposes by the Federal Reserve Bank of New York in effect as of June 30, 2017 set forth in the H.10 statistical release of the U.S. Federal Reserve Board for translation into U.S. Dollars, and all translations from Vietnamese Dong into U.S. Dollars have been made at the rate of VND22,431 to US$1.00, being the central rate published by The State Bank of Vietnam in effect as of June 30, 2017. We make no representation that the Indonesian Rupiah, New Taiwan Dollars, Vietnamese Dong, Thai Baht or Singapore Dollars amounts referred to in this prospectus could have been or could be converted into U.S. Dollars, Indonesian Rupiah, New Taiwan Dollars, Vietnamese Dong, Thai Baht or Singapore Dollars as the case may be, at any particular rate or at all. On September 15, 2017, the Jakarta interbank spot dollar rate for Indonesian Rupiah was IDR13,261 to US$1.00, the noon buying rate for New Taiwan Dollars was NT$30.0600 to US$1.00, the central rate for Vietnamese Dong was VND22,441 to US$1.00, the noon buying rate for Thai Baht was THB33.0700 to US$1.00 and the noon buying rate for Singapore Dollars was S$1.3453 to US$1.00, respectively.

THE OFFERING

The following assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering Price	We expect that the initial public offering price will be between US$ and US$ per ADS.

ADSs Offered by Us	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

ADSs Outstanding Immediately After This Offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Ordinary Shares Outstanding Immediately After This Offering	We will adopt a dual-class voting structure immediately prior to the completion of this offering. ordinary shares, consisting of Class A ordinary shares and Class B ordinary shares (or ordinary shares if the underwriters exercise their option in full to purchase the additional ADSs, consisting of Class A ordinary shares and Class B ordinary shares) will be issued and outstanding immediately after the completion of this offering. Class B ordinary shares issued and outstanding immediately after the completion of this offering will represent % of our total issued and outstanding shares and % of the then total voting power (or % of our total issued and outstanding shares and % of the then total voting power if the underwriters exercise their option in full to purchase the additional ADSs).

New York Stock Exchange symbol	SE.

The ADSs	Each ADS represents Class A ordinary shares.

The depositary will hold the Class A ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange. We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary Shares	Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights and certain approval rights. In respect of matters requiring a shareholders’ vote, each Class A ordinary share will be entitled to one vote, and each Class B ordinary share will be entitled to three votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain restrictions agreed upon in an irrevocable proxy between our founder, Forrest Xiaodong Li, and Tencent. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of ownership in Class B ordinary shares by a holder to any person or entity which is not a permitted transferee, such Class B ordinary shares will automatically convert into an equal number of Class A ordinary shares without any actions on the part of the transferor or the transferee. For a description of Class A ordinary shares and Class B ordinary shares, see “Description of Share Capital.”

Option to Purchase Additional ADSs	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to additional ADSs.

Use of Proceeds	We estimate that we will receive net proceeds of approximately US$ million from this

offering (or US$             million if the underwriters exercise their option to purchase additional ADSs in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming an initial public offering price of US$             per ADS, being the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus.

We plan to use the net proceeds of this offering primarily for the following purposes:

•	US$ million for growing our business, including user acquisition, content procurement and research and development; and

•	the remainder for working capital and other general corporate purposes.

See “Use of Proceeds” for additional information.

Lock-up	We, our directors and executive officers, our existing shareholders, and holders of our convertible promissory notes have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities or any securities convertible into or exchangeable or exercisable for our ordinary shares or ADSs, for a period ending 180 days after the date of this prospectus. See “Underwriting” for more information.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

Depositary	The Bank of New York Mellon.

The number of ordinary shares to be issued and outstanding after this offering excludes up to              Class A ordinary shares issuable upon conversion of outstanding convertible promissory notes in the aggregate principal amount of US$675 million after this offering at a conversion price ranging from US$         to US$        , which assumes an initial public offering price of US$         per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. See “Description of Share Capital—History of Securities Issuances—Convertible Promissory Notes.”

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations data for the years ended December 31, 2014, 2015 and 2016 and summary consolidated balance sheet data as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The summary consolidated statements of operations data for the six months ended June 30, 2016 and 2017 and summary consolidated balance sheet data as of June 30, 2017 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the periods presented. Our historical results are not necessarily indicative of results expected for future periods. You should read this “Summary Consolidated Financial Data” section together with our consolidated financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included elsewhere in this prospectus.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2014	2015	2016	2016	2017
				(unaudited)
	(US$ thousands, except for share and per share data)
Summary Consolidated Statements of Operations Data:
Revenue:
Digital entertainment	155,075	281,963	327,985	159,400	179,045
Others	5,681	10,161	17,685	7,286	16,447

Total revenue	160,756	292,124	345,670	166,686	195,492
Cost of revenue:
Digital entertainment	(113,745)	(160,267)	(185,314)	(91,520)	(102,169)
Others	(10,828)	(24,031)	(47,284)	(19,152)	(40,375)

Total cost of revenue	(124,573)	(184,298)	(232,598)	(110,672)	(142,544)

Gross profit	36,183	107,826	113,072	56,014	52,948

Operating income (expenses):
Other operating income	742	3,063	2,103	1,321	381
Sales and marketing expenses	(68,787)	(89,015)	(187,372)	(74,079)	(137,985)
General and administrative expenses	(44,964)	(87,202)	(112,383)	(43,145)	(52,852)
Research and development expenses	(11,053)	(17,732)	(20,809)	(9,432)	(12,991)

Total operating expenses	(124,062)	(190,886)	(318,461)	(125,335)	(203,447)

Operating loss	(87,879)	(83,060)	(205,389)	(69,321)	(150,499)
Interest income	217	545	741	286	473
Interest expense	(181)	(32)	(23)	(9)	(8,997)
Investment gain (loss), net	—	—	9,434	(484)	(359)
Foreign exchange gain (loss)	365	(4,911)	(1,649)	(2,568)	(789)

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2014	2015	2016	2016	2017
				(unaudited)
	(US$ thousands, except for share and per share data)
Loss before income tax and share of results of equity investees	(87,478)	(87,458)	(196,886)	(72,096)	(160,171)
Income tax expense	(2,521)	(11,730)	(8,546)	(6,071)	(4,162)
Share of results of equity investees	(880)	(8,148)	(19,523)	(8,960)	(862)

Net loss	(90,879)	(107,336)	(224,955)	(87,127)	(165,195)
Net loss attributable to the non-controlling interests	2,496	3,970	2,088	1,428	51

Net loss attributable to Sea Limited’s ordinary shareholders	(88,383)	(103,366)	(222,867)	(85,699)	(165,144)

Loss per share:
Basic and diluted	(0.67)	(0.63)	(1.30)	(0.50)	(0.94)
Shares used in loss per share computation:
Basic and diluted	131,744,413	164,625,286	171,127,788	170,680,188	174,988,779
Pro-forma loss per share (unaudited):
Basic and diluted			(0.87)	(0.34)	(0.63)
Pro-forma weighted average number of ordinary shares outstanding (unaudited)(1):
Basic and diluted			257,463,818	254,940,808	261,324,809
Non-GAAP Financial Measures:
Adjusted net loss(2)	(86,831)	(86,772)	(196,114)	(73,917)	(153,834)

(1)	Includes voting and non-voting ordinary shares.
(2)	To see how we define and calculate adjusted net loss, a reconciliation between adjusted net loss and net loss (the most directly comparable U.S. GAAP financial measure) and a discussion about the limitations of non-GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

	As of December 31,			As of June 30,
	2014	2015	2016	2017
				(unaudited)
	(US$ thousands)
Summary Consolidated Balance Sheet Data:
Total current assets	156,061	229,695	309,884	868,241
Cash and cash equivalents	85,996	116,203	170,078	651,060
Prepaid expenses and other assets	34,021	52,458	79,443	128,705
Total non-current assets	124,006	200,175	175,891	195,984
Intangible assets, net	29,367	50,857	29,963	24,260
Long-term investments	11,334	41,410	45,072	45,070
Prepaid expenses and other assets	25,462	39,465	32,299	47,027
Deferred tax assets	31,858	33,374	35,295	40,307
Total assets	280,067	429,870	485,775	1,064,225
Total current liabilities	208,907	244,345	263,756	333,754
Accrued expenses and other payables	29,716	42,147	102,086	140,647
Advances from customers	9,355	17,564	15,459	19,280
Deferred revenue	149,833	162,638	122,218	134,749
Total non-current liabilities	89,923	101,327	142,594	804,367
Deferred revenue	87,503	89,120	137,259	172,990
Total liabilities	298,830	345,672	406,350	1,138,121
Total mezzanine equity	10,500	10,500	205,075	205,075
Total Sea Limited shareholders’ (deficit) equity	(31,159)	71,655	(125,670)	(279,005)
Total shareholders’ (deficit) equity	(29,263)	73,698	(125,650)	(278,971)
Total liabilities, mezzanine equity and shareholders’ equity	280,067	429,870	485,775	1,064,225

RISK FACTORS

An investment in the ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in the ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of the ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We may fail to maintain or grow the size of our user base or the level of engagement of our users.

The size and engagement level of our user base are critical to our success. Our business and financial performance have been and will continue to be significantly determined by our success in adding, retaining, and engaging active users. We continue to invest significant resources to grow our user base and increase user engagement, whether through innovations, providing new or improved content or services, marketing efforts or other means. While our user base has expanded significantly in the last three years, we cannot assure you that our user base and engagement levels will continue growing at satisfactory rates, or at all. Our user growth and engagement could be adversely affected if:

•	we fail to maintain the popularity of our platforms among users;

•	we are unable to maintain the quality of our existing content and services;

•	we are unsuccessful in innovating or introducing new, best-in-class content and services;

•	we fail to adapt to changes in user preferences, market trends or advancements in technology;

•	technical or other problems prevent us from delivering our content or services in a timely and reliable manner or otherwise affect the user experience;

•	there are user concerns related to privacy, safety, fund security or other factors;

•	our new games may cause players to shift from our existing games without growing the overall size of our user base or online games platform;

•	there are adverse changes to our platforms that are mandated by, or that we elect to make to address, legislation, regulation, or litigation, including settlements or consent decrees;

•	we fail to maintain the brand image of our platforms or our reputation is damaged; or

•	there are unexpected changes to the demographic trends or economic development of GSEA.

Our efforts to avoid or address any of these events could require us to incur substantial expenditure to modify or adapt our content, services or platforms. If we fail to retain or continue growing our user base, or if our users reduce their engagement with our platforms, our business, financial condition and results of operations could be materially and adversely affected.

We may fail to monetize our business effectively.

Our financial performance is largely dependent on our ability to monetize our businesses, and the failure to do so could materially and adversely affect our business, financial condition and our results of operations.

In order to sustain revenue growth for our digital entertainment business, we must convert active game players to paying users and increase their spending. Spending in our games is discretionary and our users may be price-sensitive, undermining our ability to monetize. It is crucial to balance creating sufficient in-game monetization opportunities on the one hand, and ensuring that our games continue to attract a considerable number of users by offering them an enjoyable free-to-play experience on the other. To stimulate in-game spending, we need to continue to ensure that our games are engaging, the in-game items that we offer are appealing, our prices are attractive and our marketing and promotional activities, such as eSports events, are effective.

Our focus for our e-commerce business has been on building the ecosystem of sellers and buyers and improving the shopping experience. We began monetizing our e-commerce business in 2017 in Taiwan and Indonesia by offering sellers a cost-per-click advertising service to feature and promote their products in search results generated by Shopee buyers, and by charging sellers in Taiwan commission fees for transactions completed on Shopee. However, we cannot be certain that our monetization efforts will be successful. If our efforts to monetize our e-commerce business are not successful, any revenue generated from monetizing our Shopee marketplace may not offset its significant operating costs, causing it to operate with losses for the foreseeable future. Moreover, monetization efforts could increase the costs of using our Shopee platform to users, which could negatively affect the number of users and the level of user engagement on our platform.

We currently monetize our digital financial services business primarily by charging commissions to merchants for transactions on our AirPay platform. Our ability to successfully monetize our digital financial services business in the future will depend significantly on expanding our user base and the number of use cases available, neither of which may be achieved at the level we anticipate. In addition, we are also considering ways to expand our digital financial services platform by offering new services, such as extending small loans to small businesses, which are in their early stages. We cannot assure you that our monetization efforts or our expansion into new services on our digital financial services platform will succeed and generate revenue at levels we expect, or at all.

For all of our businesses, we invest in user data mining and analysis to better understand user consumption patterns. This allows us to introduce content and services that are appealing to our paying users in GSEA on all of our platforms and to properly deploy and price them to enhance our monetization. However, data mining and analysis involves a substantial amount of judgment and discretion. If we fail to properly interpret the data collected from our operations or convert our data mining results into effective business strategies, our monetization may not be successful.

We have a history of net losses and we may not achieve profitability in the future.

We had net losses of US$90.9 million, US$107.3 million, US$225.0 million and US$165.2 million in 2014, 2015 and 2016 and for the six months ended June 30, 2017, respectively. Our net losses in 2014, 2015 and 2016 and for the six months ended June 30, 2017 were primarily due to significant sales and marketing expenses, in particular promotions, which include subsidies for shipping for Shopee users, in order to expand our e-commerce business. In 2014, 2015 and 2016 and for the six months ended June 30, 2017, our sales and marketing expenses equaled 42.8%, 30.5%, 54.2% and 70.6% of our total revenue, respectively. As we seek to monetize the user base and gradually reduce these promotions, we cannot assure you that doing so will not adversely affect user experience, or that our users will not leave our platform. We expect that our operating expenses will continue to increase as we invest in marketing efforts, hire additional local employees, and continue to invest in the development and expansion of our platform, including offering new content and services. These efforts may be more costly than we expect and our revenue may not increase sufficiently to offset these expenses. We may continue to take actions and make investments that do not generate optimal short-term financial results and may even result in increased operating losses in the short term with no assurance that we will eventually achieve the intended long-term benefits or profitability. These factors, among others set out in this “Risk Factors” section, may negatively affect our ability to achieve profitability in the near term, if at all.

We derive a significant portion of revenue from online games.

Substantially all of our revenue is generated from online games in our digital entertainment business as our e-commerce and digital financial services businesses are in their early stages of monetization and currently do not generate significant revenue. In 2014, 2015, 2016 and for the six months ended June 30, 2017, our digital entertainment business contributed 96.5%, 96.5%, 94.9% and 91.6%, of our total revenue, respectively. Among our online games, we are substantially dependent on a small number of games. Our top five games contributed 88.0%, 85.6%, 75.6% and 77.3% of our digital entertainment revenue during 2014, 2015, 2016 and the first half of 2017, respectively. Since a significant portion of our revenue is derived from a small number of games licensed to us by third-party game developers, the expiration or loss of popularity of, or other loss of revenue by, any of our top games could materially and adversely affect our results of operations. See “—We primarily rely upon third-party game developers for the content of our digital entertainment platform” for further information.

We anticipate that as each of our three businesses continues to grow, our sources of revenue will diversify. As we further monetize our e-commerce business and expand our digital financial services business, we expect the revenue generated from those businesses will make us less dependent on revenue from our digital entertainment business. If these additional revenue sources do not develop as we expect them to, or if we are unable to identify, source and launch new game titles that gain widespread popularity and generate significant revenue, our entire business may remain dependent on the success of just a few game titles. If those game titles fail to maintain user engagement or sustain current levels of revenue, or if we fail to successfully introduce updates to extend their commercial lifespan and revenue generation, it would have a material and adverse effect on our business, financial condition and results of operations.

We may be unable to achieve the expected linkages among our three platforms.

We believe there exist strong linkages among our three platforms, whereby the growth of one platform helps drive and accelerate that of the others, leading to a rise in the breadth, depth and interconnectedness of our overall ecosystem. For example, as more of our game players and Shopee buyers complete transactions using our AirPay platform, growth in our digital entertainment and e-commerce platforms will accelerate our digital financial services platform. However, these linkages may not materialize as we expect them to or in a cost-effective manner. Further, where we are able to form linkages, if user activity declines in one of our platforms for any reason, it may also drive a decline in other platforms. In addition, changes we may make to meet the needs and interests of certain members of our ecosystem may have a negative impact upon other members of our ecosystem. If we fail to balance the interests of all participants in our ecosystem, they may stop visiting our platforms, conduct fewer transactions or use alternative platforms, any of which would make our ecosystem less appealing to other participants and could result in a material decrease in our revenue and net income. Any of these scenarios could materially and adversely affect our business, financial condition and results of operations.

We may not succeed in managing or expanding our business across the expansive and diverse markets that we operate in.

Our business has become increasingly complex as we have expanded the number of platforms that we operate, the markets in which we operate and the overall scale of our operations. We have significantly expanded and expect to continue to expand our headcount, office facilities and infrastructure. As our operations continue to expand, our technology infrastructure systems and corporate functions will need to be scaled to support our operations, and if they fail to do so, it could negatively affect our business, financial condition and results of operations.

The markets where we operate are diverse and fragmented, with varying levels of economic and infrastructure development and distinct legal and regulatory systems, and do not operate seamlessly across borders as a single or common market. Managing our growing businesses across these emerging markets requires considerable management attention and resources. Should we choose to expand into additional markets, these complexities and challenges could further increase. Because each market presents its own unique challenges, the scalability of our business is dependent on our ability to tailor our content and services to this diversity.

Our growing multi-market operations also require certain additional costs, including costs relating to staffing, logistics, intellectual property protection, tariffs and other trade barriers. Moreover, we may become subject to risks associated with:

•	recruiting and retaining talented and capable management and employees in various markets;

•	challenges caused by distance, language and cultural differences;

•	providing content and services that appeal to the tastes and preferences of users in multiple markets;

•	implementing our businesses in a manner that complies with local laws and practices, which may differ significantly from market to market;

•	maintaining adequate internal and accounting control across various markets, each with its own accounting principles that must be reconciled to U.S. GAAP upon consolidation;

•	currency exchange rate fluctuations;

•	protectionist laws and business practices;

•	complex local tax regimes;

•	potential political, economic and social instability; and

•	higher costs associated with doing business in multiple markets.

Any of the foregoing could negatively affect our business, financial condition and results of operations.

We may fail to compete effectively in the markets in which we operate.

We face competition in each of our business lines and the failure to compete effectively in any of them could materially and adversely affect our business, financial condition and our results of operations.

Our digital entertainment business competes on the basis of a number of factors, including user base, game portfolio, quality of user experience, brand awareness and reputation, relationships with game developers and access to distribution and payment channels. In GSEA, our competitors primarily include companies that with a presence in just one or a few markets in the region, such as VNG in Vietnam. Our competitors may capitalize on their significant financial, technical, or know-how resources to develop, distribute and operate mobile and PC online games. In addition, we face competition from other entertainment formats for the time, attention and entertainment spending of our online game players. If other leisure time activities are perceived by our players to offer greater variety, affordability, interactivity and overall enjoyment, our digital entertainment business may be materially and adversely affected.

Our e-commerce business faces competition principally from regional players that operate across several markets in the region, such as Lazada. We also face competition from single-market players in the region. Global e-commerce companies may also look to expand in GSEA, and they in particular may have greater access to financial, technological and marketing resources than we do. We compete to attract, engage and retain buyers based on the variety and value of products and services listed on our marketplaces, overall user experience and convenience, online communication tools, integration with mobile and networking applications and tools, mobile applications and availability of payment settlement and logistics services. We also compete to attract and retain sellers based on the number and the engagement of buyers, the effectiveness and value of the marketing services we offer, commission rates and the usefulness of the services we provide including data and analytics for potential buyer targeting, cloud computing services and the availability of support services including payment settlement and logistics services. As e-commerce in GSEA is relatively new, competition for market share is particularly intense. Given the scalability of the e-commerce model, within each market a market leader may be able to achieve the scale and network effect that makes it very difficult for other market players to compete effectively. Our competitors may consolidate or be acquired by other competitors, allowing them to obtain greater market share, gain access to greater resources and gain real advantages over us.

Our digital financial services business faces competition from debit and credit card service providers, banks with payment processing offerings, other offline payment options and other electronic payment system operators, such as Ascend Money, in each of the markets in which we operate. We expect competition to intensify in the future as existing and new competitors introduce new services or enhance existing services. Certain competitors may have longstanding relationships with certain merchants to accept the payment services they offer, which may make it difficult or costly for us to establish partnerships with these merchants. New entrants tied to established brands may engender greater user confidence in the safety and efficacy of their services. We may also face pricing pressures from competitors. Some potential competitors may charge lower commissions to merchants by lowering their own profit margins or subsidize merchants through other services they offer. Such competition may result in the need for us to alter the pricing we offer which could reduce our gross profit.

Future investments or acquisitions may not be successful.

In addition to organic growth, we may take advantage of opportunities to invest in or acquire additional businesses, services, assets or technologies. However, we may fail to select appropriate investment or acquisition targets, or we may not be able to negotiate optimal arrangements, including arrangements to finance any acquisitions. Acquisitions and the subsequent integration of new assets and businesses into our own could require significant management attention and could result in a diversion of resources away from our existing business. Investments and acquisitions could result in the use of substantial amounts of cash, increased leverage, potentially dilutive issuances of equity securities, goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business, and the invested or acquired assets or businesses may not generate the financial results we expect. Moreover, the costs of identifying and consummating these transactions may be significant. In addition to receiving the necessary corporate governance approvals, we may also need to obtain approvals and licenses from relevant government authorities for the acquisitions to comply with applicable laws and regulations, which could result in increased costs and delays.

We primarily rely upon third-party game developers for the content of our digital entertainment platform.

We license the majority of our online games from third-party game developers. The term of our game license agreements with game developers typically range from three to seven years, renewable upon both parties’ consent. We must continually source new games that are attractive to our game players. However we may not become aware of, or be able to procure on terms acceptable to us, new games that eventually succeed. We may also select and invest significant financial and human resources in games that later prove unsuccessful. There may also be unforeseen delays in the launch of new games. If we are unable to source or launch new popular games in a timely manner, our game players may seek entertainment elsewhere and our prospects may be materially and adversely affected.

We may also not be able to establish or maintain mutually beneficial commercial relationships with game developers. Our game developer partners may terminate our agreements prior to their expiration if we are not in compliance with the relevant terms or conditions and we fail to remedy such non-compliance in time, or they may refuse to renew the agreements. Even if they are willing to renew the agreements, they may demand commercial terms, such as revenue-sharing ratios, that are less favorable to us. Further, any failure on our part to effectively localize, operate, market or monetize their games, safeguard their intellectual properties, or otherwise perform our obligations under the license agreements may cause substantial harm to our relationships with game developers, who may then choose other game operators to distribute their games.

In certain circumstances, the actions of our third-party game developers which are beyond our control could materially and adversely affect the success of our online games, causing our online games revenue to fluctuate or even be lower than expected. These actions by game developers could include software updates resulting in adverse changes in gameplay which are poorly received by our users, game or update releases with insufficient content to attract users or maintain the level of their engagement, or delays in any release of anticipated games in our pipeline or game updates.

We have a limited operating history.

We have a limited operating history upon which to evaluate the viability and sustainability of our businesses, in particular our e-commerce and digital financial services businesses. Our history of operating all three of our businesses together is relatively short, as our AirPay and Shopee platforms were launched in April 2014 and June 2015, respectively. As these two businesses are expanding rapidly, our historical results may not be indicative of our future performance and you should consider our future prospects in light of the risks and uncertainties of early stage companies operating in fast evolving high-tech industries in emerging markets. Some of these risks and uncertainties relate to our ability to:

•	retain existing users, attract new users, and increase user engagement and monetization;

•	maintain growth rates across our platforms in multiple markets;

•	maintain and expand our network of domestic, regional and global industry value chain partners;

•	upgrade our technology and infrastructure to support increased traffic and expanded offerings of content and services;

•	anticipate and adapt to changing user preferences;

•	implement our strategy to expand our offerings on our e-commerce and digital financial services platforms;

•	increase awareness of our brand;

•	adapt to competitive market conditions;

•	maintain adequate control of our expenses; and

•	attract and retain qualified personnel.

If we are unsuccessful in addressing any of these risks and uncertainties, our business, financial condition and results of operations may be materially and adversely affected.

We may fail to obtain, maintain or renew the requisite licenses and approvals.

We may not be able to obtain all the licenses and approvals that may be deemed necessary to provide the content and services we plan to offer. Because the industries we operate in are relatively new in our markets, especially the e-commerce and digital financial services businesses, the relevant laws and regulations, as well as their interpretations, are often unclear and evolving. This can make it difficult to know which licenses and approvals are necessary, or the processes for obtaining them. For these same reasons, we also cannot be certain that we will be able to maintain the licenses and approvals that we have previously obtained, or that once they expire we will be able to renew them. We also believe that some of our business operations fall outside the scope of licensing requirements, or benefit from certain exemptions, making it not necessary to obtain certain licenses or approvals. We cannot be sure that our interpretations of the rules and their exemptions have always been or will be consistent with those of the local regulators.

As we expand our businesses, in particular our digital financial services business, we may be required to obtain new licenses and will be subject to additional laws and regulations in the markets we plan to operate in. If we fail to obtain, maintain or renew any required licenses or approvals or make any necessary filings or are found to require licenses or approvals that we believed were not necessary or we were exempted from obtaining, we may be subject to various penalties, such as confiscation of the revenue or assets that were generated through the unlicensed business activities, imposition of fines, suspension or cancelation of the applicable license, written reprimands, termination of third-party arrangements, criminal prosecution and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

We operate platforms that include third parties over whose actions we have no control.

Each of our digital entertainment, e-commerce and digital financial services businesses requires the participation of third parties such as game developers, sellers and merchants who own the content and services offered through our platforms. We cannot control the actions of these third parties and if they do not perform their functions to our satisfaction or the satisfaction of our users, it may damage the reputation of our platform. Our digital entertainment business requires game developers to provide the online games that we offer through our Garena platform, and we cannot be certain that the games, including any revisions or updates, will not be offensive to some of our users or infringe upon the intellectual property rights of other parties. Our e-commerce business relies upon sellers to provide and post their products on our platform, and we cannot be certain that the products that they sell will all be legitimate, of a sufficiently high quality or that they will accurately represent the products in their postings. See “—Claims that items listed on our e-commerce platform are pirated, counterfeit or otherwise inappropriate or illegal could damage our reputation or even result in regulatory actions against us.” Our AirPay e-wallet services rely upon counter operators to accurately process transactions in connection with AirPay counter services and upon merchants to provide quality products and services that our users are willing to purchase. Though we take efforts to carefully screen the games we place on our platform, the listings placed by our Shopee sellers and the payments for products and services that can be settled through our AirPay platform, we cannot be certain that we will detect every improper third-party action before it reaches our users. Further, while we have agreements with each of these parties that obligate them to carry out their respective businesses in a professional manner, any legal protections we might have could be insufficient to compensate us for our losses and would not be able to repair the damage to our reputation.

We rely upon third-party channels in distributing content and services.

We rely upon a number of third-party channels to provide content and services to our users. For example, we primarily rely on third-party application distribution channels, such as the Apple App Store and the Google Play Store, to allow users to download our applications and games. We depend upon third-party payment service providers to provide users with various payment options, such as payment on delivery, bank transfers, direct carrier billing, credit cards, debit cards and payment through other third-party payment services. For our e-commerce business, we also rely on local logistics service providers to help sellers deliver products to buyers. In each of our businesses, we also rely upon data center providers to store important and valuable data. If any of these third-party channel providers delivers unsatisfactory service, engages in fraudulent actions, or is unable or refuses to continue to provide its services to us and our users for any reason, it may materially and adversely affect our business, financial condition and results of operations.

We may fail to attract, motivate and retain the key members of our management team or other experienced and capable employees.

Our future success is significantly dependent upon the continued service of our executives and other key employees. If we lose the services of any member of management or any key personnel, we may not be able to locate a suitable or qualified replacement and we may incur additional expenses to recruit and train a replacement, which could severely disrupt our business and growth.

To maintain and grow our business, we will need to identify, hire, develop, motivate and retain highly skilled employees. Identifying, recruiting, training, integrating and retaining qualified individuals requires significant time, expense and attention. In addition, from time to time, there may be changes in our management team that may be disruptive to our business. We may also be subject to local hiring restrictions in certain markets, particularly in connection with the hiring of foreign employees, which may affect the flexibility of our management team. If our management team, including any new hires that we make, fail to work together effectively and execute our plans and strategies, or if we are not able to recruit and retain employees effectively, our ability to achieve our strategic objectives will be adversely affected and our business and growth prospects will be harmed.

Competition for highly skilled personnel is intense, particularly in GSEA where our business operations are located. We may need to invest significant amounts of cash and equity to attract and retain new employees and we may not be able to realize returns on these investments.

We face uncertainties relating to the growth and profitability of the e-commerce industry in GSEA and we may face challenges and uncertainties in implementing our e-commerce strategy.

While e-commerce has existed in the GSEA region since the 2000s, only recently have certain regional e-commerce companies become sizeable. Our future results of operations will depend on numerous factors affecting the development of the e-commerce retail industry in GSEA, which may be beyond our control. These factors include:

•	the growth rate of internet, broadband, personal computer, and smartphone penetration and usage in GSEA;

•	the trust and confidence level of e-commerce consumers in GSEA, as well as changes in customer demographics and consumer tastes and preferences;

•	the selection, pricing and popularity of products that online sellers offer;

•	whether alternative retail channels or business models that better address the needs of consumers emerge in GSEA; and

•	the development of logistics, payment and other ancillary services associated with e-commerce.

In addition, we will continue to face challenges in the growth of our e-commerce business and profitability related to the expansive and diverse geographic regions we operate in and the need for substantial improvements in logistics, including last-mile delivery and warehousing infrastructure necessary to fulfill users’ orders. Moreover, the growth of our e-commerce business depends on assumptions about the e-commerce penetration rate and overall growth of the e-commerce market. See “Our Market Opportunity.” To the extent these growth assumptions and forecasts turn out to be incorrect, our business may be materially and adversely affected. Our e-commerce business is currently significantly concentrated, with our top two markets accounting for 86.9% and 84.9% of our e-commerce business in 2016 and the first half of 2017, respectively, as measured by GMV. If we were to experience a material decline in these top markets, it could further challenge the growth and profitability of our e-commerce business.

A decline in the popularity of online shopping in general, or any failure by us to adapt and monetize our Shopee platform and improve the online shopping experience of our users in response to trends and consumer preferences, may adversely affect our revenue and business prospects.

Furthermore, we have observed that for certain goods there has not been a sufficient number of active online sellers to meet the potential demand of buyers. As part of our e-commerce growth strategy, we are exploring the possibility of undertaking limited direct sales activities online with respect to some of those goods. We expect to gradually roll out these activities in the GSEA markets under a separate business line from Shopee. Undertaking online direct sales will require us to market and sell products directly to consumers, manage inventories, and provide delivery and after-sales services. Although we do not expect our initial exploration into direct sales to result in significant transaction volume, we cannot assure you that our new business initiatives will be successful. If we are not able to execute our strategy effectively, our business and prospects may be adversely affected.

Claims that items listed on our e-commerce platform are pirated, counterfeit or otherwise inappropriate or illegal could damage our reputation or even result in regulatory actions against us.

From time to time we receive complaints alleging that items offered on or sold through our Shopee platform infringe third-party copyrights, trademarks and patents or other intellectual property rights, or contain obscene, defamatory or libelous contents. Although we have adopted measures to verify the authenticity of and minimize infringements or offense by product listings on our Shopee platform before they appear on the marketplace, these efforts may not always be successful. Any public perception that counterfeit, pirated, or otherwise inappropriate or illegal items are commonplace on Shopee, even if factually incorrect, or perceived delays in our removal of these items could damage our reputation and result in regulatory action against us and diminish the value of our brand name. Further, we may be subject to allegations of civil or criminal liability based on allegedly unlawful activities carried out by third parties through our Shopee platform. We may also be subject to sanctions by local authorities for infringing products offered on our marketplace, including removal of the infringing products or a temporary or permanent block of our marketplace.

We may implement further measures in an effort to strengthen our efforts to protect users and ourselves against these potential liabilities that could require us to spend substantial additional resources or discontinue certain service offerings. In addition, these measures may reduce the attractiveness of our e-commerce platform to buyers, sellers or other users. A seller whose listings are removed or suspended by us, regardless of our compliance with the applicable laws, rules and regulations, may dispute our actions and commence action against us for damages based on breach of contract or other causes of action or make public complaints or allegations. Any costs incurred as a result of such liability or asserted liability could also harm our business.

An increase in the use of credit and debit cards may result in lower growth or a decline in the use of our e-wallet services.

Due to the underdevelopment of the banking industry in Indonesia, Vietnam and Thailand, where we currently operate our AirPay platform, a significant portion of the population in these markets do not have access to credit or debit cards. For example, as of December 31, 2016, in Indonesia there were 29.7 debit cards and 6.1 credit cards for each 100 people living in Indonesia, while there were only 28.6 debit cards and 8.6 credit cards for every 100 people living in Vietnam, according to IDC. In addition, many may be unwilling to use debit or credit cards for online transactions due to security concerns. Through our AirPay e-wallet, consumers can make payments through AirPay counters or the AirPay App. AirPay counters also facilitate cash top-ups into the AirPay App as a complement to debit card and bank transfer top-ups into e-wallet. However, if the banking industry in GSEA continues to develop and there is a significant increase in the availability, acceptance and use of credit card or debit card for online or offline payments by consumers in GSEA, demand for our e-wallet cash top-up services could decline.

We could be held liable if our digital financial services platform is used for fraudulent, illegal or improper purposes such as money laundering.

Despite measures we have taken and continue to take, our digital financial services platform remains susceptible to potentially illegal or improper uses, which could damage our reputation and subject us to liability. These may include the use of our payment services in connection with fraudulent sales of goods or services, software and other intellectual property piracy, money laundering, bank fraud and prohibited sales of restricted products. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud and incidents of fraud could increase in the future. We could be subject to fraud claims if confidential information obtained from our users is used for unauthorized purposes.

Our risk management policies and procedures may not be fully effective in identifying, monitoring and managing these risks. We are not able to monitor in each case the sources of funds for our digital financial services platform users, or the ways in which they are used. An increase in fraudulent transactions or publicity regarding payment disputes could harm our reputation and reduce consumer confidence in our services.

Our lending business may not ultimately prove successful and will expose us to new business and legal risks.

As a natural extension of our digital financial services platform, we began extending small loans to small businesses in Thailand in June 2016. We cannot be certain that these additional services will generate sufficient revenue to cover the costs and expenses of their launch and development, and offering these additional services may not ultimately be successful for us, and attempting to do so could materially and adversely affect our business, financial condition and results of operations. In addition, these services will also expose us to risks and liabilities, including credit risks relating to the borrowers and counterparty risks in dealing with our bank partners. We believe that our understanding of the business and liquidity situation of our counters and e-commerce sellers will allow us to limit borrower risk to a certain extent, but we cannot be certain that our understanding of these situations will always be accurate. We also cannot be certain that a sufficient number of borrowers will be able to repay the loans we extend to them, or that the interest rates we charge them will be sufficient to cover our costs and expenses in providing the loans, including the costs associated with borrower defaults.

We may fail to maintain or improve our technology infrastructure.

We are constantly upgrading our technology to provide improved performance, increased scale and better integration among our three businesses. Adopting new technologies, upgrading our internet ecosystem infrastructure, maintaining and improving our technology infrastructure require significant investments of time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel. Adverse consequences for the failure to do so may include unanticipated system disruptions, security breaches, computer virus attacks, slower response times, impaired quality of experiences for our users and delays in reporting accurate operating and financial information. In addition, many of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software or platforms, or are unable to maintain and constantly improve our technology infrastructure to handle our business needs and ensure a consistent and acceptable level of service for our users, our business, financial condition, results of operation and prospects, as well as our reputation, could be materially and adversely affected.

We may be liable for security breaches and attacks against our platforms and network, particularly with regards to the confidential user information, and our platforms may contain unforeseen “bugs” or errors.

Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation. Although we have employed significant resources to develop security measures aimed at preventing breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of user information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or otherwise sabotage systems change frequently and may not be known until they have been launched against us or our third-party service providers, we may be unable to anticipate or implement adequate measures to protect against these attacks.

We have in the past and are likely again in the future to be subject to these types of attacks, although to date no such attack has resulted in any material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our game players, sellers, buyers, counter owners or other members of our ecosystem, or the communication infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technology, train employees, and engage third-party experts and consultants. Cybersecurity breaches could not only harm our reputation and business, but also materially decrease our revenue and net income.

Our platforms have in the past contained and may in the future contain errors or “bugs” that are not detected until after the applications are published. Any such errors could impact the overall user experience, which could cause users to reduce their time or interest on our platforms or not recommend our content and services to others. Such errors could also result in non-compliance with applicable laws or create legal liability for us. Resolving such errors could also disrupt our operations, cause us to divert resources from other matters, or harm our operating results.

Our results of operations are subject to fluctuations.

We are subject to seasonality and other fluctuations in our business. Our revenue is also largely affected by our promotional and marketing activities and our revenue may increase as a result of these activities. We may also introduce new promotions or change the timing of our promotions in ways that would further cause our quarterly results to fluctuate and differ from historical patterns. Our results of operations will likely fluctuate due to these and other factors, some of which are beyond our control. In addition, our rapid growth has masked certain fluctuations that might otherwise be apparent in our results of operations. When our growth stabilizes, the seasonality in our business may become more pronounced.

Our revenue and other operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are outside our control. Factors that may contribute to the fluctuations of our quarterly results include (i) fluctuations in overall consumer demand for mobile and PC online games during certain months and holidays; (ii) timing of game releases and monetization rates of new games and game enhancements in different markets in GSEA; (iii) increases in sales and marketing and other operating expenses that we may incur to grow and expand our businesses; (iv) timing of promotional and marketing activities as described above; and (v) macro-economic conditions and their effect on discretionary consumer spending. Because of these and other factors as well as the short operating history of some of our businesses, it is difficult for us to accurately identify recurring seasonal trends in our business. Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations included elsewhere in this prospectus as an indication of our future performance.

We may not be able to protect our intellectual property rights.

We rely on a wide portfolio of intellectual property to operate our businesses and we may not be able to effectively protect these intellectual properties against infringement, or efforts to safeguard our intellectual property may be costly.

We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws in GSEA and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We also enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our proprietary technology and information.

Intellectual property protection may not be sufficient in GSEA or in the other regions in which we operate. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or the intellectual properties licensed from third parties, or to enforce our contractual rights in GSEA or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly, and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We rely upon the internet infrastructure, data center providers and telecommunications networks in the markets where we operate.

Our business depends on the performance and reliability of the internet infrastructure and contracted data center providers in the markets where we operate. We may not have access to alternative networks or data servers in the event of disruptions or failures of, or other problems with, the relevant internet infrastructure. In addition, the internet infrastructure, especially in the emerging markets where we operate, may not support the demands associated with continued growth in internet usage.

We use third-party data center providers for the storing of data related to our online game business. We do not control the operation of these facilities and rely on contracted agreements to employ their use. The owners of the data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center providers is acquired by another party, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible lengthy service interruptions in connection with doing so. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our games could adversely affect our reputation and adversely affect the game playing experience. If a particular game is unavailable when players attempt to access it or navigation through a game is slower than they expect, players may stop playing the game and may be less likely to return to the game as often, if at all. Interruptions in our services might reduce our revenue, subject us to potential liability, or adversely affect our renewal rates for our online game business.

We also rely on major telecommunication operators in the markets where we operate to provide us with data communications capacity primarily through local telecommunications lines and data centers to host our servers. We and our users may not have access to alternative services in the event of disruptions or failures of, or other problems with, the fixed telecommunications networks of these telecommunications operators, or if such operators otherwise fail to provide such services. Any unscheduled service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenue. Furthermore, we have no control over the costs of the services provided by the telecommunications operators to us and our users. If the prices that we pay for telecommunications and internet services rise significantly, our gross margins could be significantly reduced. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may cause our revenue to decline.

We are subject to extensive government regulation across our business.

Our business is impacted by laws and regulations across multiple jurisdictions that affect the industries our businesses operate in, and their scope has increased significantly in recent years. We are subject to a variety of regulations, including those relating to game operations, game ratings, e-commerce, social networking, privacy and data protection, live-streaming services, labor laws, national language requirements, intellectual property, virtual items, national security, content restrictions, consumer protection, prevention of money laundering and financing criminal activity and terrorism, digital financial services regulation, electronic payment services regulation and currency control regulation. Furthermore, these laws and regulations vary significantly from jurisdiction to jurisdiction and are often evolving, unclear or inconsistent with other applicable laws. Future expansion in terms of services and geographic coverage could subject us to additional regulatory requirements and other risks that may be costly or difficult to comply with. This may require us to expend substantial resources, which would harm our business, financial condition and results of operations.

We receive, store and process personal information and other data in all of our three businesses. The regulatory frameworks for privacy issues vary worldwide and are likely to continue to do so for the foreseeable future. It is possible that obligations imposed under applicable laws may be interpreted and applied in a manner that is inconsistent between jurisdictions and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to our users or other third parties, or applicable privacy laws, or any compromise of security that results in the unauthorized release or transfer of information or other data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our users to lose trust in us, which could have an adverse effect on our business. Furthermore, if third parties that we work with, such as individual users, game developers, Shopee sellers, payment gateway partners, counter owners and logistics service providers, violate applicable laws or our policies, such violations may put our user information at risk and could have an adverse effect on our reputation and business.

We may not achieve the intended tax efficiencies of our corporate structure and intercompany arrangements, which could increase our worldwide effective tax rate.

Our corporate structure and intercompany arrangements, including the manner in which we conduct our intercompany and related party transactions, are intended to provide us with worldwide tax efficiencies. The application of tax laws of various jurisdictions to our business activities is subject to interpretation and also depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The tax authorities of jurisdictions where we operate may challenge our methodologies for intercompany and related party arrangements, including transfer pricing, or determine that the manner in which we operate does not achieve the intended tax consequences, which could increase our worldwide effective tax rate and adversely affect our financial position and results of operations.

A certain degree of judgment is required in evaluating our tax positions and determining our provision for income taxes. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rate could be adversely affected by lower than anticipated earnings in markets where we have lower statutory rates and higher than anticipated earnings in markets where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. Any of these factors could materially and adversely affect our financial position and results of operations.

We face risks in connection with our strategic partnerships.

We seek to establish strategic partnerships to expand and grow our business. If we are unable to maintain our relationships with any of our existing or future strategic partners, our business, financial condition and results of operations may be materially and adversely affected.

For example, two of our most popular games, League of Legends and Arena of Valor, are owned by Tencent, which beneficially owns approximately 39.7% of our outstanding equity interest as of June 30, 2017. We believe we have maintained a strong relationship with Tencent, which reinforces our long-term relationship based on aligned interests, and allows us to benefit from their wealth of experience as a leading global industry player. However, we cannot assure you that we will always be able to maintain such good relationship in the future. If our relationship with Tencent deteriorates, our business, financial condition and results of operations could be materially and adversely affected.

Strategic partnerships could also subject us to a number of other risks, including risks associated with sharing proprietary information and non-performance by third-party strategic partners. Likewise, we may have a limited ability to monitor or control the actions of our strategic partners and, to the extent any such strategic partner suffers negative publicity or harm to its reputation for any reason, we may also suffer harm to our reputation by association.

Industry data, projections and estimates contained in this prospectus are inherently uncertain and subject to interpretation. Accordingly, you should not place undue reliance on such information.

Certain facts, forecasts and other statistics relating to the industries in which we compete in contained in this prospectus have been derived from various public data sources and commissioned third-party industry reports. In connection with this offering, we commissioned certain industry experts to provide information on the market size and growth projections. In particular, we commissioned Niko Partners to conduct market research concerning the PC online game market in GSEA, Newzoo to conduct market research concerning the mobile game market in GSEA, and Frost & Sullivan to conduct market research concerning the e-commerce market in GSEA. We were also granted permission by IDC to use its market research concerning the online payments market in GSEA. In deriving the market size of the aforementioned industries, these industry consultants may have adopted different assumptions and estimates, such as the number of internet users. While we generally believe such reports to be reliable, we have not independently verified the accuracy or completeness of such information. Such reports may not be prepared on a comparable basis or may not be consistent with other sources.

Industry data, projections and estimates are subject to inherent uncertainty as they necessarily require certain assumptions and judgments. Moreover, geographic markets and the industries we operate in are not rigidly defined or subject to standard definitions, and are the result of subjective interpretation. Accordingly, our use of the terms referring to our geographic markets and industries such as, digital entertainment, e-commerce and digital financial services or e-wallet markets may be subject to interpretation, and the resulting industry data, projections and estimates may not be reliable. In addition, we define the “Greater Southeast Asia” region, or GSEA, as the six major markets in the Southeast Asia region, namely Indonesia, Vietnam, Thailand, the Philippines, Malaysia and Singapore, in addition to Taiwan. Our industry data and market share data should be interpreted in light of the defined geographic markets and defined industries we operate in. Any discrepancy in the interpretation thereof could lead to different industry data, measurements, projections and estimates and result in errors and inaccuracies. For these reasons, you should not place undue reliance on such information as a basis for making your investment decision.

Our user metrics and other estimates are subject to inherent challenges in measuring our operating performance.

We regularly review metrics, including our DAUs, MAUs, QAUs, MPUs, QPUs, GMVs, orders, active buyers, active sellers, repeat buyers, GTV and number of transactions, to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our platforms are used across large populations throughout GSEA. For example, we believe that we cannot distinguish individual users who have multiple accounts. Our user metrics are also affected by technology on certain mobile devices that automatically runs in the background of our applications when another phone function is used, and this activity can cause our system to miscount the user metrics associated with such accounts.

Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of active users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to remedy an unfavorable trend. If partners or investors do not perceive our user, geographic, or other operating metrics to accurately represent our user base, or if we discover material inaccuracies in our user, geographic, or other operating metrics, our reputation may be seriously harmed.

A material weakness in our internal control over financial reporting has been identified, and if we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to this offering, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the audit of our consolidated financial statements for the years ended December 31, 2014, 2015 and 2016, we and our independent registered public accounting firm identified one material weakness as of December 31, 2016, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB.

The material weakness identified relates to our insufficient accounting resources and processes necessary to comply with the reporting and compliance requirements of U.S. GAAP and the SEC. We plan to adopt several measures that will improve our internal control over financial reporting. For details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses or significant deficiencies in the future.

We will be a public company in the United States subject to the Sarbanes-Oxley Act of 2002 after the completion of this offering. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2018. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, which may be up to five full fiscal years following the date of this offering, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We may need additional capital but may not be able to obtain it on favorable terms or at all.

We may require additional cash capital resources in order to fund future growth and the development of our businesses, including expansion of our e-commerce and digital financial services businesses and any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, governmental regulations over foreign investment and the digital entertainment, e-commerce and digital financial services industries in GSEA. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

We have limited business insurance coverage.

Insurance products available in GSEA currently are not as extensive as those offered in more developed regions. Consistent with customary industry practice in GSEA, our business insurance is limited and we do not carry business interruption insurance to cover our operations. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured damage to our platforms, technology infrastructures or disruption of our business operations could require us to incur substantial costs and divert our resources, which could have an adverse effect on our business, financial condition and results of operations.

We are subject to risks related to litigation, including intellectual property claims, consumer protection actions and regulatory disputes.

We may be, and in some instances have been, subject to claims, lawsuits (including class actions and individual lawsuits), government investigations, and other proceedings relating to intellectual property, consumer protection, privacy, labor and employment, import and export practices, competition, securities, tax, marketing and communications practices, commercial disputes, and other matters. The number and significance of our legal disputes and inquiries have increased as we have grown larger, as our business has expanded in scope and geographic reach, and as our services have increased in complexity.

Moreover, becoming a public company will raise our public profile, which may result in increased litigation as well as increased public awareness of any such litigation. There is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we are subject, which increases the risk that we will be subject to claims alleging violations of those laws and regulations. In the future, we may also be accused of having, or be found to have, infringed or violated third-party intellectual property rights.

Regardless of the outcome, legal proceedings can have a material and adverse impact on us due to their costs, diversion of our resources, and other factors. We may decide to settle legal disputes on terms that are unfavorable to us. Furthermore, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that we may not choose to appeal or that may not be reversed upon appeal. We may have to seek a license to continue practices found to be in violation of a third party’s rights. If we are required, or choose to enter into, royalty or licensing arrangements, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop or procure alternative non-infringing technology or discontinue the use of technology, and doing so could require significant effort and expense, or may not be feasible. In addition, the terms of any settlement or judgment in connection with any legal claims, lawsuits, or proceedings may require us to cease some or all of our operations, or pay substantial amounts to the other party and could materially and adversely affect our business, financial condition and results of operations.

The occurrence of a natural disaster, widespread health epidemic or other outbreaks.

Our business could be adversely affected by severe weather conditions and natural disasters or the outbreak of avian influenza, severe acute respiratory syndrome, the influenza A (H1N1), H7N9 or another epidemic. Any of such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our operations across one or more markets. Such closures may disrupt our business operations and adversely affect our business, financial condition and results of operations. Our operations could also be disrupted if our third-party service providers, business partners or a significant portion of our users were affected by such natural disasters or health epidemics.

Risks Related to Our Corporate Structure

We rely upon structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations.

The laws and regulations in many markets in GSEA, including Taiwan, Vietnam and Thailand, place restrictions on foreign investment in and ownership of entities engaged in a number of business activities.

For example, in Taiwan, PRC investors are prohibited from investing in companies that operate business in statutory business categories that are not listed as permitted in the Positive Listings promulgated by Taiwan authorities. Further, prior approval is required for PRC investors to invest in companies that operate business in statutory business categories listed as permitted in the Positive Listings. We do not believe, based on advice from our Taiwan counsel, LCS & Partners, that we are a PRC investor under existing Taiwan law and court judgments. However, we cannot be certain that Taiwan authorities will not take a different view, and cannot rule out the possibility that the Taiwan authorities will take action nor anticipate the outcome of such actions. For more information regarding the restrictions on PRC-related investments in Taiwan and the definition of “PRC investors,” see “—Risks Related to Doing Business in Greater Southeast Asia—Our businesses and operations in Taiwan may be materially and adversely impacted if we are deemed to be a PRC investor or if our VIE arrangements in Taiwan are deemed to be invalid or unenforceable or not in compliance with Taiwan laws.” If we were deemed to be a PRC investor, we would be prohibited from investing in or controlling our Taiwan operating entities because our businesses in Taiwan operate business in statutory business categories that are not listed as permitted in the Positive Listings, including computer recreational activities, software publication, third party payments and general advertising services. In Vietnam, foreign ownership in companies engaging in the online game business may not exceed 49%, and foreign ownership in companies engaging in e-payment business is restricted unless certain government approvals are obtained. In Thailand, direct foreign ownership of each entity operating restricted businesses under, among others, the Thai Foreign Business Act B.E. 2542 (1999), or Thai Foreign Business Act, must be less than 50%.

To comply with the relevant laws and regulations, we conduct our business activities in Taiwan and our digital entertainment and e-payment businesses in Vietnam through our VIEs and their subsidiaries. We refer to these jurisdictions as VIE jurisdictions. We and certain of our wholly-owned subsidiaries in the Cayman Islands and Singapore have entered into a series of contractual arrangements with our VIEs and their shareholders in the VIE jurisdictions, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits and absorb losses of our VIEs, and (iii) have an exclusive call option to purchase all or part of the equity interests in and/or assets of our VIEs when and to the extent permitted under the relevant laws. Because of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results as our VIEs under U.S. GAAP. See “Corporate History and Structure—Contractual Arrangements among Our VIEs, Their Shareholders and Us.”

In Thailand, we conduct our business activities using a tiered shareholding structure in which direct foreign ownership in each Thai entity is less than 50%. See “Corporate History and Structure—Thailand Shareholding Structure.” As Thai laws only consider the immediate level of shareholding, no cumulative or look-through calculation is applied to determine the foreign ownership status of a company when it has several levels of foreign shareholding. Such shareholding structure has allowed us to consolidate our Thai operating entities as our subsidiaries.

We have engaged legal counsel in each VIE jurisdiction to help us with these arrangements, namely LCS & Partners in Taiwan and Rajah & Tann LCT Lawyers in Vietnam, and each is of the opinion that the VIE structure and related contractual arrangements are not in violation of local laws and regulations. We have also engaged Hunton & Williams (Thailand) Limited in Thailand, and they are of the opinion that the shareholding structure of our Thai operating entities is in compliance with applicable Thai law. However, the local or national authorities or regulatory agencies in any of the VIE jurisdictions or in Thailand may reach a different conclusion, which could lead to an action being brought against us, the VIEs and their shareholders by administrative orders or in local courts. If the authorities of the VIE jurisdictions or Thailand find that our arrangements do not comply with their prohibition or restrictions on foreign investment in our lines of business, or if the relevant government otherwise finds that we or any of our subsidiaries, VIEs or their subsidiaries are in violation of the relevant laws or regulations or lack the necessary registrations, permits or licenses to operate our businesses in such VIE jurisdictions or Thailand, they would have broad discretion in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on the operations of our VIEs or Thai subsidiaries, or on our operations through any transactions between our company or our Cayman Islands or Singapore subsidiaries on the one hand and our VIEs, subsidiaries of such VIEs or our Thai subsidiaries on the other hand;

•	imposing fines, prohibiting payments by our VIEs or their shareholders to us as contemplated in the contractual arrangements with our VIEs, confiscating income from us, our Cayman Islands or Singapore subsidiaries, VIEs or Thai subsidiaries, or imposing other requirements with which such entities may not be able to comply;

•	imposing criminal penalties, including fines and imprisonment on our VIEs or Thai subsidiaries, their shareholders or directors;

•	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and their shareholders, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs or Thai subsidiaries; or

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in any of these VIE jurisdictions and Thailand.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our VIEs or Thai subsidiaries that most significantly impact its economic performance, or prevent us from receiving the economic benefits or absorbing losses from these entities, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIEs and their respective shareholders for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their shareholders to operate our digital entertainment, e-commerce and digital financial services businesses in the VIE jurisdictions. In 2014, 2015 and 2016 and for the six months ended June 30, 2017, revenue from all of our VIEs accounted for 43.9%, 45.3%, 45.6% and 45.7% of our total revenue, respectively. For a description of these contractual arrangements, see “Corporate History and Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests or these contractual arrangements might be terminated due to non-compliance with the laws of the relevant jurisdiction of the VIEs. Moreover, in the markets in GSEA where we operate, the use of VIEs are relatively new and remain generally untested before regulators and courts, and therefore, may be subject to legal and regulatory scrutiny, investigations and disputes and these arrangements might have their legality, validity or enforceability challenged by the relevant authorities.

If we had a direct controlling equity interest in our VIEs, we would be able to exercise our rights as a controlling shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their shareholders of their obligations under the contracts to exercise control over our VIEs. These shareholders may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks will continue throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of the laws where our VIEs are located and through arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the various legal systems in the VIE jurisdictions. Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Our VIEs or their respective shareholders may fail to perform their obligations under our contractual arrangements with them.

If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under various legal jurisdictions, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under the relevant laws and regulations. For example, if the shareholders of our VIEs refuse to transfer their equity interest in their respective VIEs to us or our designee if we exercise our call option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, we may have to take legal action to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in the equity interests of our VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our VIEs and third parties were to impair our control over our VIEs, our ability to consolidate the financial results of our VIEs would be affected, which would in turn materially and adversely affect our business, financial condition and results of operations.

All of the contracts under our contractual arrangements are governed by the laws and regulations in the respective VIE jurisdiction and most of them provide for the resolution of disputes through arbitration in Singapore. Accordingly, these contracts would be interpreted in accordance with the law of various jurisdictions where our VIEs are situated and any disputes would be resolved in accordance with the applicable legal procedures of their respective jurisdictions, subject to arbitration in Singapore. The legal systems in these VIE jurisdictions are not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the legal systems of these VIE jurisdictions could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under the laws of these VIE jurisdictions. There remains significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, according to the agreements we entered into with the VIEs and their respective shareholders, rulings by arbitrators are final and binding on the parties. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the relevant courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of our VIEs may have potential conflicts of interest with us.

The shareholders of our VIEs are our local employees or other local citizens of the respective markets in which our VIEs operate. None of these shareholders has a significant equity interest in our company and thus their interests may not be aligned with ours, or they may have other potential conflicts of interest with us. These shareholders of our VIEs may breach, or cause our VIEs to breach the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits and absorb losses from them. For example, these shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the local tax authorities and they may determine that we or our VIEs owe additional taxes.

Under the applicable laws and regulations in the VIE jurisdictions, arrangements and transactions among related parties may be subject to audit or challenge by the local tax authorities. We could face material and adverse tax consequences if the local tax authorities determine that the contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under the applicable laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for tax purposes, which could in turn increase their tax liabilities. In addition, the local tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of our VIEs increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by our VIEs if such VIE goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIEs, our VIEs hold certain licenses and assets that are material to the operation of our business in the relevant jurisdictions, including data servers and equipment held by our VIEs in Taiwan and Vietnam. If any of our VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities in the relevant jurisdictions, which could materially and adversely affect our businesses, financial condition and results of operations. Under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our VIEs undergo a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our businesses, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in Greater Southeast Asia

Our revenue and net income may be materially and adversely affected by any economic slowdown in any regions of GSEA as well as globally.

The success of our business ultimately depends on consumer spending. We derive substantially all of our revenue from GSEA and are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. As a result, our revenue and net income could be impacted to a significant extent by economic conditions in GSEA and globally, as well as economic conditions specific to digital entertainment, e-commerce and digital financial services. The GSEA and global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, employment levels, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates.

Economic growth in GSEA has experienced a mild moderation in recent years, partially due to the slowdown of the Chinese economy since 2012, as well as the global commercial volatility of energy prices, U.S. monetary policies and other markets. Productivity growth in GSEA has also been slowing since the global financial crisis. GSEA will have to cope with potential external and domestic risks to sustain its economic growth. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in GSEA or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

Changes in the economic, political or social conditions or government policies in GSEA could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in GSEA. Accordingly, our business, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in GSEA generally. The GSEA economy differs from most developed markets in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, government policy on public order and allocation of resources. In some of the GSEA markets, governments continue to play a significant role in regulating industry development by imposing industrial policies. Moreover, some local governments also exercise significant control over the economic growth and public order in their respective jurisdictions through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, and providing preferential treatment to particular industries or companies.

While the GSEA economy, as a whole, has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in GSEA or in other markets in neighboring regions (such as China and Japan), or in the policies of the governments or of the laws and regulations in each respective market could have a material adverse effect on the overall economic growth of GSEA. Such developments could adversely affect our business and operating results, lead to reduction in demand for our content and services and adversely affect our competitive position. Many of the governments in GSEA have implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over foreign capital investments or changes in tax regulations. Some GSEA markets have historically experienced low growth in their GDP, significant inflation and/or shortages of foreign exchange. We are exposed to the risk of rental and other cost increases due to potential inflation in the markets in which we operate. In the past, some of the governments in GSEA have implemented certain measures, including interest rate adjustments, currency trading band adjustments and exchange rate controls, to control the pace of economic growth. These measures may cause decreased economic activity in GSEA, which may adversely affect our business, financial condition and results of operations.

In addition, some GSEA markets have experienced, and may in the future experience, political instability, including strikes, demonstrations, protests, marches, coups d’état, guerilla activity or other types of civil disorder. These instabilities and any adverse changes in the political environment could increase our costs, increase our exposure to legal and business risks, disrupt our office operations or affect our ability to expand our user base.

Our businesses and operations in Taiwan may be materially and adversely impacted if we are deemed to be a PRC investor or if our VIE arrangements in Taiwan are deemed to be invalid or unenforceable or not in compliance with Taiwan laws.

There have been and remain tensions between the governments of Taiwan and the PRC regarding the international political status of Taiwan. Such tensions between the governments may impact economic and social activities in Taiwan, which may in turn impact our businesses and operations generally in Taiwan. Furthermore, due in large part to these tensions, the Taiwan government had historically imposed prohibitions and restrictions on investments, directly and indirectly, by PRC investors. “PRC investors” refer to PRC individuals, juristic persons, organizations and other institutions, and PRC invested companies from other jurisdictions. “PRC invested companies from other jurisdictions” refer to those entities incorporated outside of the PRC and invested by PRC individuals, juristic persons, organizations and other institutions that: (i) directly or indirectly hold more than 30% of the shares or capital of such entities, or (ii) have the ability to control such entities. Under the current policies on PRC investments in Taiwan, PRC investors are allowed to invest, upon prior approval, in Taiwan companies that operate business in the statutory business categories listed as permitted in the Positive Listings promulgated by the Taiwan authorities, and are prohibited or restricted from investing in all other businesses.

Under Taiwan company laws, a Taiwan company is required to select from a statutory list of business categories for inclusion in its corporate registration based on various aspects of its business operations. Some of the statutory categories currently listed in the corporate registration of our material Taiwan VIEs include computer recreational activities, software publication, third party payments and general advertising services that are not within the Positive Listings. The other statutory business categories currently listed in the business scope of the corporate registration of our Taiwan VIEs are within the Positive Listings, including the data processing services listed in the corporate registration of our digital entertainment and e-commerce business entities, and the software design services currently listed in the corporate registration of our digital entertainment business entity.

We do not believe, based on advice from our Taiwan counsel, LCS & Partners, that we are a PRC investor under existing Taiwan law and court judgments. See “Corporate History and Structure—Contractual Arrangements among Our VIEs, Their Shareholders and Us” for the basis of our belief. Therefore, we do not believe that we are prohibited from operating businesses that have statutory business categories not listed as permitted in the Positive Listings or that we need to seek prior approval for operating businesses that have statutory business categories listed as permitted in the Positive Listings. However, we cannot be certain that Taiwan authorities will not take a different view and make inquiries and take actions against us, nor can we anticipate the outcome of such inquiries or actions.

In order to minimize the potential for disruptions to our Taiwan operations, we conduct our businesses in Taiwan through VIE arrangements. Taiwan is also one of the largest markets for our Garena digital entertainment and Shopee e-commerce businesses. In 2016 and the six months ended June 30, 2017, revenue from Taiwan constituted 31.7% and 29.1% of our total revenues, respectively. We believe, based on advice from our Taiwan counsel, LCS & Partners, that (i) these Taiwan VIE structures are not in violation of Taiwan laws and regulations currently in effect, and (ii) the VIE contractual arrangements are valid, binding and enforceable and are not in violation of Taiwan laws and regulations currently in effect. However, should the validity or enforceability of these contractual arrangements be challenged by Taiwan authorities and we are deemed a PRC investor, our operations in Taiwan may be materially and adversely affected.

Should the Taiwan authorities deem that we are a PRC investor or that our arrangements with our VIE entities in Taiwan are not in compliance with Taiwan laws, the Taiwan authorities may take a range of actions, including:

•	imposing fines between NT$120,000 (US$3,950) to NT$600,000 (US$19,750) and further fines if the non-compliance is not rectified as ordered;

•	ordering us to reduce any direct or indirect ownership or control by PRC investors in our company;

•	requesting us to divest some or all of our control and ownership of the VIEs;

•	suspending the rights of shareholders of our Taiwan VIEs or requesting us and/or our Taiwan VIEs and their shareholders to terminate some or all of our contractual arrangements with our Taiwan VIEs and their shareholders; and

•	discontinuing the operations and revoking the business licenses of our Taiwan VIEs.

These and other actions the Taiwan authorities may take against us could also materially and adversely affect our ability to direct the activities of our Taiwan VIEs or receive the economic benefits from our Taiwan VIEs, which could in turn affect the consolidation of the financial results of our Taiwan VIEs.

Uncertainties with respect to the legal system in certain markets in GSEA could adversely affect us.

The legal systems in GSEA vary significantly from jurisdiction to jurisdiction. Some jurisdictions have a civil law system based on written statutes and others are based on common law. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

Many of the markets in GSEA have not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in such markets. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since local administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in many of the localities that we operate in. Moreover, local courts may have broad discretion to reject enforcement of foreign awards. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Each jurisdiction in GSEA has enacted, and may enact or amend from time to time, laws and regulations governing the distribution of games, services, messages, applications, electronic documents and other content through the internet. The relevant government authorities may prohibit the distribution of information through the internet that they deem to be objectionable on various grounds, such as public interest or public security, or to otherwise be in violation of local laws and regulations. If any of the information disseminated through our platforms were deemed by any relevant government authorities to violate content restrictions, we would not be able to continue to display such content and could be subject to penalties, including confiscation of the property used in the non-compliant acts, removal of the infringing content, temporary or permanent blocks, administrative fines, suspension of business, revocation of the registration to act as an electronic systems provider and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

Furthermore, many of the legal systems in GSEA are based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. There are other circumstances where key regulatory definitions are unclear, imprecise or missing, or where interpretations that are adopted by regulators are inconsistent with interpretations adopted by a court in analogous cases. As a result, we may not be aware of our violation of certain policies and rules until sometime after the violation. In addition, any administrative and court proceedings in GSEA may be protracted, resulting in substantial costs and diversion of resources and management attention.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in GSEA and elsewhere that could restrict our industries. Scrutiny and regulation of the industries in which we operate may further increase, and we may be required to devote additional legal and other resources to addressing this regulation. For example, existing laws or new laws regarding the regulation of currency, money laundering, banking institutions, unclaimed property, e-commerce, consumer and data protection and intermediary payments may be interpreted to cover virtual items offered on our digital entertainment platform. Changes in current laws or regulations or the imposition of new laws and regulations in GSEA or elsewhere regarding our industries may slow the growth of our industries and adversely affect our financial position and results of operations.

It is not certain if Sea Limited will be classified as a Singapore tax resident.

Under the Singapore Income Tax Act, a company established outside Singapore but whose governing body, being the board of directors, usually exercises de facto control and management of its business in Singapore could be considered a tax resident in Singapore. However, such control and management of the business should not be deemed to be in Singapore if physical board meetings are conducted outside of Singapore. Where board resolutions are passed in the form of written consent signed by the directors each acting in their own jurisdictions, or where the board meetings are held by teleconference or videoconference, it is possible that the place of de facto control and management will be considered to be where the majority of the board are located when they sign such consent or attend such conferences.

We believe that Sea Limited is not a Singapore tax resident for Singapore income tax purposes. However, the tax residence status of Sea Limited is subject to determination by the Inland Revenue Authority of Singapore, or IRAS, and uncertainties remain with respect to the interpretation of the term “control and management” for the purposes of the Singapore Income Tax Act. If IRAS determines that Sea Limited is a Singapore tax resident for Singapore income tax purposes, the portion of Sea Limited’s single company income on an unconsolidated basis that is received or deemed by the Singapore Income Tax Act to be received in Singapore, where applicable, may be subject to Singapore income tax at the prevailing tax rate of 17% before applicable income tax exemptions or relief. If Sea Limited is regarded as a Singapore tax resident, any dividends received or deemed received by Sea Limited in Singapore from subsidiaries located in a foreign jurisdiction with a rate of income tax or tax of a similar nature of no more than 15% may generally be subject to additional Singapore income tax where there is no other applicable tax treaty between such foreign jurisdiction and Singapore. Income is considered to have been received in Singapore when it is: (i) remitted to, transmitted or brought into Singapore; (ii) applied in or towards satisfaction of any debt incurred in respect of a trade or business carried on in Singapore; or (iii) applied to purchase any movable property that is brought into Singapore. In addition, as Singapore does not impose withholding tax on dividends declared by Singapore resident companies, if Sea Limited is considered a Singapore tax resident, dividends paid to the holders of our ordinary shares and ADSs will not be subject to withholding tax in Singapore. Regardless of whether or not Sea Limited is regarded as a Singapore tax resident, holders of our ordinary shares or the ADSs who are not Singapore tax residents would generally not be subject to Singapore income tax on gains derived from the disposal of our ordinary shares or the ADSs if such shareholders do not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of the ADSs or our ordinary shares is performed outside of Singapore. For Singapore resident shareholders, if the gain from disposal of our ordinary shares or the ADSs is considered by IRAS as income in nature, such gain will generally be subject to Singapore income tax, and not taxable in Singapore if the gain is considered by IRAS as capital gains in nature. See “Taxation—Singapore Tax Considerations—Income Tax—Gains With Respect to Disposition of the ADSs or Our Ordinary Shares.”

It will be difficult to acquire jurisdiction and enforce liabilities against our assets based in some GSEA jurisdictions.

Substantially all of our assets are located in GSEA and all of our executive officers and present directors reside outside of the United States. As a result, it may not be possible for United States investors to enforce their legal rights, to effect service of process upon our directors or executive officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and executive officers under Federal securities laws. Moreover, management has been advised that Indonesia, Taiwan, Thailand and many of the other jurisdictions within GSEA where we operate do not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. Further, it is unclear if extradition treaties now in effect between the United States and some GSEA markets, such as Indonesia, the Philippines and Malaysia, would permit effective enforcement of criminal penalties of the Federal securities laws.

Fluctuations in foreign currency exchange rates will affect our financial results, which we report in U.S. Dollars.

We operate in multiple jurisdictions, which exposes us to the effects of fluctuations in currency exchange rates. We earn revenue denominated in Indonesian Rupiah, New Taiwan Dollars, Vietnamese Dong, Thai Baht, Philippine Pesos, Malaysian Ringgit, Singapore Dollars and U.S. Dollars, among other currencies. We generally pay license fees to game developers in U.S. Dollars and incur expenses for employee compensation and other operating expenses in the local currencies in the jurisdictions in which we operate, including the jurisdictions described above and the PRC. Fluctuations in the exchange rates between the various currencies that we use could result in expenses being higher and revenue being lower than would be the case if exchange rates were stable. We cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods. We do not generally enter into hedging contracts to limit our exposure to fluctuations in the value of the currencies that our businesses use. Furthermore, the substantial majority of our revenue is denominated in emerging markets currencies. Because fluctuations in the value of emerging markets currencies are not necessarily correlated, there can be no assurance that our results of operations will not be adversely affected by such volatility.

Restrictions on currency exchange in certain GSEA markets may limit our ability to receive and use our revenue effectively.

A large majority of our revenue and expenses are denominated in New Taiwan Dollars, Vietnamese Dong and Thai Baht. If revenue denominated in New Taiwan Dollars, Vietnamese Dong and Thai Baht increase or expenses denominated in such currencies decrease in the future, we may need to convert a portion of our revenue into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Currently, in Taiwan, a single remittance by a company for an amount over US$1 million or remittances by a company in annual aggregate amounts exceeding US$50 million may not be processed without the approval of the Central Bank of the Republic of China (Taiwan). In Vietnam, exchanging Vietnamese Dong into foreign currency must be conducted at a licensed credit institution such as a licensed commercial bank. Conversion of Thai Baht to another currency is subject to regulations promulgated by the Ministry of Finance and Bank of Thailand. We cannot guarantee that we will be able to convert such local currencies into U.S. Dollars or other foreign currencies to pay dividends or for other purposes on a timely basis or at all.

The ability of our subsidiaries in certain GSEA markets to distribute dividends to us may be subject to restrictions under their respective laws.

We are a holding company, and our subsidiaries are located throughout GSEA including Indonesia, Thailand and Singapore. Part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by our subsidiaries. The distribution of dividends to us from the subsidiaries in these markets as well as other markets where we operate is subject to restrictions imposed by the applicable laws and regulations in these markets, which are more fully described in “Dividend Policy” in this prospectus. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in Indonesia, Thailand and Singapore to distribute dividends to us, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future.

Risks Related to the ADSs and this Offering

An active trading market for the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

The ADSs will be traded on the New York Stock Exchange. We have no current intention to seek a listing for our ordinary shares on any other stock exchange. Prior to the completion of this offering, there has been no public market for the ADSs or our ordinary shares, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in GSEA that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our quarterly or annual revenue, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new content and services or plan of expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our platforms or our industries;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

We will adopt the dual-class voting structure such that our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Based on our dual-class voting structure, in respect of matters requiring a shareholders’ vote, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to three votes per share. We will issue Class A ordinary shares represented by ADSs in this offering. The ordinary shares, including the issued and outstanding non-voting ordinary shares, series A preference shares and series B preference shares, which will automatically convert into ordinary shares on a one-to-one basis immediately prior to completion of this offering, held by our founder, Forrest Xiaodong Li, and Tencent and their respective affiliates will be re-designated as Class B ordinary shares on a one-for-one basis. All of our remaining issued and outstanding ordinary shares, including the remaining issued and outstanding non-voting ordinary shares, seed preferred shares, series A preference shares and series B preference shares, which will automatically convert into ordinary shares on a one-to-one basis immediately prior to completion of this offering, will be re-designated as Class A ordinary shares on a one-for-one basis.

Due to the different voting powers associated with our two classes of ordinary shares, we anticipate that upon the completion of this offering, our founder and Tencent will collectively own         % of the total voting power of our total issued and outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. As a result, our founder and Tencent have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions. Pursuant to an irrevocable proxy between our founder and Tencent that becomes effective immediately prior to the completion of this offering, Tencent has agreed to appoint our founder as its proxy with respect to all or a portion of the Class B ordinary shares held by Tencent on matters that are subject to the vote of shareholders. See “Description of Share Capital—Ordinary Shares—Class of Ordinary Shares; Conversion” for more information. Furthermore, under our amended and restated memorandum and articles of association effective immediately prior to the completion of this offering, any change of control of our company upon merger or consolidation, scheme of arrangement or other similar transactions, or the sale or exclusive license of all or substantially all of our intellectual property, will require the separate approval of holders of at least 80% of Class B ordinary shares then outstanding. See “Description of Share Capital—Ordinary Shares—Special Approvals” for more information.

These shareholders may take actions that are not aligned with the interests of our other shareholders. This concentration of ownership as well as voting and approval rights among holders of Class B ordinary shares may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

The depositary for the ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses.

We adopted the 2009 Share Incentive Plan in September 2009, which was later amended in December 2013, December 2014 and March 2017, or the 2009 Plan, for the purpose of granting share based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. According to the 2009 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the plan is 50,000,000. We are authorized to grant options, share appreciation rights, share awards of restricted shares and non-restricted shares and other types of awards the administrator of the 2009 Plan decides. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of operations in accordance with U.S. GAAP. As of June 30, 2017, we had outstanding 303,333 restricted shares that remained unvested and options to purchase 6,891,880 ordinary shares (including voting and non-voting ordinary shares), excluding awards that were forfeited, canceled or repurchased and held as treasury shares after the relevant grant dates. As a result of these grants, we incurred share-based compensation of US$4.0 million, US$20.6 million, US$28.8 million and US$11.4 million in 2014, 2015, 2016 and the six months ended June 30, 2017, respectively. For more information on our share incentive plan, see “Management—Share Incentive Plan.” We will incur additional share-based compensation expenses in the future as we continue to grant share-based incentives. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Substantial future sales or perceived potential sales of the ADSs, Class A ordinary shares or other equity securities in the public market could cause the price of the ADSs to decline significantly.

Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the

ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and all other Class A ordinary shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be              ADSs (representing              Class A ordinary shares) outstanding immediately upon the completion of this offering, or              ADSs (representing              Class A ordinary shares) if the underwriters exercise their option in full to purchase additional ADSs. In addition, as of the date of this prospectus, we have outstanding convertible promissory notes in the aggregate principal amount of US$675 million. The holders of the convertible promissory notes may convert all or any portion of the outstanding principal under the notes into Class A ordinary shares at any time before or after this offering, subject to applicable lock-up agreements, and prior to the maturity date, which we expect them to do. The convertible promissory notes may be converted into up to              Class A ordinary shares at a conversion price ranging from US$             to US$            , which assumes an initial public offering price of US$             per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. In the event the convertible promissory notes are converted, your ownership interest will be diluted.

In connection with this offering, we, our directors and executive officers, our existing shareholders, and holders of our convertible promissory notes have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities or any securities convertible into or exchangeable or exercisable for ordinary shares or ADSs, for a period ending 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment and discretion of our management regarding the application of a portion of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

Our memorandum and articles of association contain anti-takeover provisions and a dual-class voting structure that could have a material adverse effect on the rights of holders of our Class A ordinary shares and the ADSs.

We have adopted an amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering. Our new memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our new memorandum and articles of association also contain a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares to be held by our founder, Forrest Xiaodong Li, and Tencent and their respective affiliates. We anticipate that our founder and Tencent will beneficially own an aggregate of             % of the total voting power of our total issued and outstanding ordinary shares immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights (other than to issue additional supervoting shares, which would require the consent of holders of Class B ordinary shares), terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and the ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law, we conduct substantially all of our operations and all of our directors and executive officers reside outside of the United States.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2016 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in GSEA. In addition, most of our current directors and executive officers are not United States nationals or residents. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions that comprise the GSEA region may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers. For more information regarding the relevant laws of the Cayman Islands and the GSEA markets, see “Enforceability of Civil Liabilities.”

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. You may not have the same voting rights as the holders of our Class A ordinary shares and may not receive voting materials in time to be able to exercise your right to vote. Under the deposit agreement, you must vote by giving voting instructions to the depositary. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw your Class A ordinary shares from the depositary and become a registered holder of such shares. When a general meeting is convened, you may not receive sufficient advance notice to withdraw your Class A ordinary shares to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Class A ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$             per ADS. See “Dilution” for a more complete description of how the value of your investment in ADSs will be diluted upon the completion of this offering.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADSs on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience dilution of your holdings due to an inability to participate in rights offerings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to domestic public companies in the United States.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.07 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. After we are no longer an emerging growth company, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of ADSs or our ordinary shares could be subject to adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Based on the current and anticipated value of our assets, composition of our income and assets, and the expected price of the ADSs in this offering, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2017. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the United States Internal Revenue Service, or IRS, will not take a contrary position.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations, including certain regulations relating to royalty income and income from intangible assets, as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If the percentage of our passive income or the percentage of our assets treated as producing passive income increases, for example due to a differing interpretation of such regulations and guidance, we may be a PFIC for the current taxable year ending December 31, 2017 or we may become a PFIC for one or more future taxable years. In addition, although the law in this regard is not entirely clear, we treat our VIEs and each of their subsidiaries as being owned by us for United States federal income tax purposes, because we are entitled to substantially all of the economic benefits associated with such entities. Also, we control the management decisions of such entities, and we consolidate the results of their operations in our consolidated U.S. GAAP financial statements. If it is determined, however, that we are not the owner of our VIEs or any of their subsidiaries for United States federal income tax purposes, their income and assets will not be included for purposes of determining our PFIC status, and as a result, we may be treated as a PFIC for the current and any subsequent taxable year.

Changes in the composition of our income or composition of our assets may cause us to become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill not reflected on our balance sheet (which may depend upon the market value of the ADSs from time to time, which may be volatile) and also may be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. In estimating the value of our goodwill, we have taken into account our anticipated market capitalization following the listing of the ADSs on the New York Stock Exchange. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill, which may result in our being or becoming a PFIC for the current year or one or more future taxable years.

If we are a PFIC for any taxable year during which a United States person holds ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person. See “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in GSEA, including segments within those industries;

•	expected changes in our revenue, costs or expenditures;

•	our ability to continue to source and offer new and attractive online games and to offer other engaging digital entertainment content;

•	the expected growth of digital financial services platform;

•	the expected growth of e-commerce platform;

•	our expectations regarding growth in our user base and level of engagement;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	our expectation regarding the use of proceeds from this offering;

•	growth of and trends of competition in our industry;

•	government policies and regulations relating to our industry; and

•	general economic and business conditions in the markets we have businesses.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable. See “Risk Factors—Risks Related to Our Business—Industry data, projections and estimates contained in this prospectus are inherently uncertain and subject to interpretation. Accordingly, you should not place undue reliance on such information.”

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$             million, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$             per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. A US$1.00 change in the assumed initial public offering price of US$             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this offering by US$             million, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full, under these assumptions.

The primary purposes of this offering are to create a public market for our Class A ordinary shares in the form of ADSs for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	US$ million for growing our business, including user acquisition, content procurement and research and development; and

•	the remainder for working capital and other general corporate purposes.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management will have significant flexibility in applying and discretion to apply the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

DIVIDEND POLICY

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders who will receive payment to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. Dollars.

We are a holding company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we rely upon payments from our operating entities. We rely on a combination of dividend payments and service and license fee payments from our subsidiaries in markets such as Indonesia, Thailand and Singapore, and service and license fee payments from our VIEs in markets such as Taiwan and Vietnam. Regulations in certain markets where we utilize dividend payments may restrict the ability of our subsidiaries to pay dividends to us, including:

•	in Indonesia, a company can only declare dividends if it has positive retained earnings at the end of a financial year, but a company may distribute interim dividends prior to the end of a financial year if permitted by its articles of association and provided that the interim dividends do not result in the company’s net assets becoming less than the total issued and paid up capital and the compulsory reserves fund, and Indonesian law requires a limited liability company to reserve a certain amount from its net profit each year as a reserve fund until such fund amounts to at least 20% of its issued and paid up capital;

•	in Thailand, dividends may only be distributed out of a company’s retained earnings and a company looking to distribute dividends is required to set aside at least 5% of its retained earnings into a legal reserve fund at the time the dividends are paid, until and unless the legal reserve fund reaches 10% of the company’s registered capital; and

•	in Singapore, a company is allowed to pay dividends out of profits in compliance with Section 403 of the Singapore Companies Act (which prohibits dividends from being paid out of profits applied towards the purchase of the company’s own shares or gains derived by the company from the disposal of treasury shares) and in accordance with the company’s constitution and the generally accepted accounting principles in Singapore.

See “Regulation—Indonesia—Regulations on Dividend Distributions,” “Regulation—Thailand—Regulations on Dividend Distributions,” “Regulation—Singapore—Regulations on Dividend Distributions” and “Risk Factors—Risks Related to Doing Business in Greater Southeast Asia—The ability of our subsidiaries in certain GSEA markets to distribute dividends to us may be subject to restrictions under their respective laws.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2017:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the repurchase and cancellation of 1,173,520 voting ordinary shares and 1,604,260 non-voting ordinary shares held by a shareholder in exchange for 45.18% of Vietnam Payment Solutions JSC, or VN Pay, in August 2017, (ii) the repayment by certain senior management members and employees of all outstanding promissory notes and loans due to us in August 2017, and (iii) the automatic conversion of the issued and outstanding seed preferred shares, series A preference shares and series B preference shares into ordinary shares on a one-to-one basis and the re-designation of all the ordinary shares into an aggregate of 114,069,304 Class A ordinary shares and 151,517,946 Class B ordinary shares on a one-for-one basis and on a pro forma basis immediately prior to the completion of this offering; and

•	on a pro forma as adjusted basis to give effect to (i) the repurchase and cancellation of 1,173,520 voting ordinary shares and 1,604,260 non-voting ordinary shares held by a shareholder in exchange for 45.18% of VN Pay in August 2017, (ii) the repayment by certain senior management members and employees of all outstanding promissory notes and loans due to us in August 2017, (iii) the automatic conversion of the issued and outstanding seed preferred shares, series A preference shares and series B preference shares into ordinary shares on a one-to-one basis and the re-designation of all the ordinary shares into an aggregate of 114,069,304 Class A ordinary shares and 151,517,946 Class B ordinary shares on a one-for-one basis and on a pro forma basis immediately prior to the completion of this offering, and (iv) the issuance and sale of Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2017
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)
	(US$ thousands, except for share and per share data)
Mezzanine equity:
Seed contingently redeemable convertible preferred shares (US$0.0005 par value, 10,000,000 shares authorized, 10,000,000 issued and outstanding on an actual basis, and none on a pro forma basis or pro forma as adjusted basis)	500	—	—
Series A contingently redeemable convertible preference shares (US$0.0005 par value, 62,500,000 shares authorized, 62,500,000 shares issued and outstanding on an actual basis, and none on a pro forma basis or pro forma as adjusted basis)	10,000	—	—
Series B contingently redeemable convertible preference shares (US$0.0005 par value, 13,836,030 shares authorized, 13,836,030 shares issued and outstanding on an actual basis, and none on a pro forma basis or pro forma as adjusted basis)	194,575	—	—

Total mezzanine equity	205,075	—	—

Shareholders’ equity/(deficit):
Ordinary shares (US$0.0005 par value; 586,163,970 shares authorized, 182,029,000 shares issued and outstanding on an actual basis)	91	—
Class A ordinary shares (114,069,304 shares issued and outstanding on a pro forma basis and shares issued and outstanding on a pro forma as adjusted basis)	—	57
Class B ordinary shares (151,517,946 shares issued and outstanding on a pro forma basis and shares issued and outstanding on a pro forma as adjusted basis)	—	76
Additional paid-in capital(1)	383,949	605,409
Accumulated other comprehensive income	7,059	7,059
Statutory reserves	46	46
Accumulated deficit	(670,150)	(711,204)

Total Sea Limited’s shareholders’ deficit	(279,005)	(98,557)
Non-controlling interest	34	34

Total shareholders’ deficit(1)	(278,971)	(98,523)

Total capitalization(1)	(73,896)	(98,523)

(1)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$ million, assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The discussion and table above exclude the exercises of share incentive awards under the 2009 Plan after June 30, 2017 and the issuance of up to              Class A ordinary shares issuable upon conversion of outstanding convertible promissory notes in the aggregate principal amount of US$675 million after this offering at a conversion price ranging from US$             to US$            , which assumes an initial public offering price of US$             per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. See “Description of Share Capital—History of Securities Issuances—Convertible Promissory Notes.”

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding shares.

Net tangible book value represents the amount of our total consolidated tangible assets, which represent the amount of our total consolidated assets, excluding intangible assets and deferred initial public offering expenses, less consolidated liabilities. Our net tangible book value as of June 30, 2017 was a deficit of approximately US$101.1 million, or US$0.56 per ordinary share and US$             per ADS. We incurred the deficit primarily because our convertible promissory notes are carried as liabilities. The terms of conversion of the convertible promissory notes are as disclosed in the notes to the unaudited interim condensed consolidated financial statements. Dilution is determined by subtracting pro forma as adjusted net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price per ordinary share. Because Class A ordinary shares and Class B ordinary shares have the same rights to dividends and other rights, except for voting and conversion rights and certain approval rights, the dilution is presented based on all ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in such net tangible book value after June 30, 2017, other than to give effect to (i) the automatic conversion of our outstanding seed preferred shares, series A preference shares and series B preference shares into 86,336,030 ordinary shares at a one-to-one conversion ratio immediately upon the completion of this offering; and (ii) the issuance and sale of              ADSs in this offering at an assumed initial public offering price of US$             per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming the underwriters’ option to purchase additional ADSs is not exercised, our pro forma as adjusted net tangible book value as of June 30, 2017 would have been US$             per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share, or US$             per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share, or US$             per ADS, to investors purchasing ADSs in this offering. The pro forma as adjusted information discussed above is illustrative only. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$		US$
Net tangible book value as of June 30, 2017	US$	(0.56)	US$
Pro forma net tangible book value after giving effect to (i) the repurchase and cancellation of 1,173,520 voting ordinary shares and 1,604,260 non-voting ordinary shares held by a shareholder in exchange for 45.18% of VN Pay in August 2017, (ii) the repayment by certain senior management members and employees of all outstanding promissory notes and loans due to us in August 2017, and (iii) the automatic conversion of all of our outstanding seed preferred shares, series A preference shares and series B preference shares	US$	(0.38)	US$

	Per Ordinary Share	Per ADS

Pro forma as adjusted net tangible book value after giving effect to (i) the repurchase and cancellation of 1,173,520 voting ordinary shares and 1,604,260 non-voting ordinary shares held by a shareholder in exchange for 45.18% of VN Pay in August 2017, (ii) the repayment by certain senior management members and employees of all outstanding promissory notes and loans due to us in August 2017, (iii) the automatic conversion of all of our outstanding seed preferred shares, series A preference shares and series B preference shares, and (iv) this offering

	US$	US$

Increase in net tangible book value attributable to the automatic conversion of all of our outstanding seed preferred shares, series A preference shares and series B preference shares and this offering

	US$	US$
Amount of dilution in net tangible book value to new investors in the offering	US$	US$

A US$1.00 change in the assumed public offering price of US$             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma as adjusted net tangible book value as described above by US$             million, the pro forma as adjusted net tangible book value per ordinary share and per ADS by US$             per ordinary share and by US$             per ADS, and the dilution per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, respectively, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2017, the differences between the existing shareholders as of June 30, 2017 and the new investors with respect to the number of ordinary shares (in the form of ADSs or ordinary shares) purchased from us in this offering, the total consideration paid and the average price per ordinary share paid and per ADS at an assumed initial public offering price of US$             per ADS before deducting underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs which we granted to the underwriters.

	Ordinary Shares Purchased			Total Consideration			Average Price Per Ordinary Share	Average price per ADS
	Number	Percent		Amount	Percent
(US$, except for share numbers and percentages)
Existing shareholders			%			%
New investors			%			%

Total		100.0%			100.0%

The discussion and tables above excludes:

•	any exercise of any outstanding share options pursuant to the 2009 Plan as of June 30, 2017. See “Management—Share Incentive Plan” for details of these awards;

•	the issuance of up to Class A ordinary shares issuable upon conversion of outstanding convertible promissory notes in the aggregate principal amount of US$675 million after this offering at a conversion price ranging from US$ to US$ , which assumes an initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. See “Description of Share Capital—History of Securities Issuances—Convertible Promissory Notes.”

To the extent any of these awards are exercised or vested, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our executive officers, directors and shareholders, be subject to arbitration.

Substantially all of our assets are located outside the United States. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

Cayman Islands

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or executive officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or executive officers that are predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Indonesia

Assegaf Hamzah & Partners, our counsel as to Indonesian law, has advised us that in Indonesia, foreign judgments are not enforceable in Indonesian courts and, as a result, it may not be possible to enforce judgments obtained in non-Indonesian courts against us. A foreign court judgment could be offered and accepted into evidence in a proceeding on the underlying claim in an Indonesian court and may be given such evidentiary weight as the Indonesian court may deem appropriate in its sole discretion. A claimant may be required to pursue claims in Indonesian courts on the basis of Indonesian law. Reexamination of the underlying claim de novo would be required before the Indonesian courts. There can be no assurance that the claims or remedies available under Indonesian laws will be the same or as extensive as those available in other jurisdictions.

Taiwan

LCS & Partners, our counsel as to Taiwan law, has informed us that any final judgment obtained against us, our directors or executive officers, or our Taiwan affiliated entities in any court other than the courts of Taiwan in respect of any legal suit or proceeding will be enforced by the courts of Taiwan without further review of the merits only if the court of Taiwan in which enforcement is sought is satisfied that: (i) the court rendering the judgment had jurisdiction over the subject matter according to the laws of Taiwan; (ii) the judgment and the legal procedures resulting in the judgment were not contrary to the public order or good morals of Taiwan; (iii) if the judgment was rendered by default by the court rendering the judgment, (a) we or such persons were duly served within a reasonable time in the jurisdiction of such court in accordance with the laws and regulations of such jurisdiction or (b) process was served on us or such persons with judicial assistance of Taiwan; and (iv) judgments of the courts of Taiwan would be recognized and enforceable in the jurisdiction of the court rendering the judgment on a reciprocal basis. Moreover, LCS & Partners has advised us that a party seeking to remit money in the process of enforcing a foreign judgment in Taiwan would, except under limited circumstances, be required to obtain foreign exchange approval from the Central Bank of the Republic of China (Taiwan) for the remittance out of Taiwan of any amounts recovered in respect of such judgment denominated in a currency other than New Taiwan Dollars.

Vietnam

Rajah & Tann LCT Lawyers, our counsel as to Vietnam law, has advised us that in Vietnam, a court will consider recognizing and enforcing a judgment rendered by a foreign court (i) where such judgment has been made in, or by the court of, a country which is a party to a relevant international treaty of which Vietnam is a participant or a signatory, (ii) where such judgment is permitted to be recognized and enforced under Vietnam law, or (iii) on a reciprocal basis without the condition that Vietnam and the relevant country are signatories or participants of a relevant international treaty. A judgment rendered by a foreign court will not be recognized and enforced in Vietnam where among other things, the Vietnam court in which the recognition and enforcement are requested determines that the recognition and enforcement of such judgment in Vietnam are contrary to the fundamental principles of Vietnam laws. There is doubt as to the enforceability in Vietnam courts in actions for the recognition and enforcement of judgments of United States courts and of civil liabilities predicated upon the federal securities laws of the United States, primarily because there is no treaty or other arrangement or basis for reciprocal enforcement of judgments between Vietnam and the United States. In addition, under Vietnam laws on investment, any dispute to which one disputing party is a foreign investor or a company with foreign owned capital, and any dispute between foreign investors shall only be resolved by (a) a Vietnam court, (b) a Vietnam arbitration body, (c) a foreign arbitration body, (d) an international arbitration body, or (e) an arbitration tribunal established pursuant to the agreement of the disputing parties. There is a possibility that parties to the disputes are not allowed to choose foreign courts as the dispute resolution forum.

Thailand

Hunton & Williams (Thailand) Limited, our counsel as to Thai law, has informed us that in Thailand, the courts do not recognize foreign judgments and require a new action to be filed. The foreign judgment will be rendered as evidence when conducting the litigation. With respect to filing an original action in Thailand, the general rule is that, if (i) the defendant has a domicile or conducts its business in Thailand or (ii) the grounds for the claim arose in Thailand, a plaintiff can file an original action with the Thai court regardless of nationality or domicile of the litigant. However, if (i) the defendant does not have a domicile in Thailand and (ii) the grounds for dispute did not arise in Thailand, the litigant can still file an original action in Thailand if the litigant has a domicile in Thailand or has Thai nationality.

Hunton & Williams (Thailand) Limited has advised us that if the claim arises from a breach of U.S. federal securities law, it will be regarded as a tortious claim in Thailand to which the law of the country where the tort was committed, namely the United States, would apply. However, the party who asserts the application of foreign law shall have a burden to prove the existence and application of such foreign laws to the satisfaction of the Thai court. If such party fails to do so, the Thai court has the discretion to apply the relevant Thai laws to the dispute. If the party can successfully prove the existence and application of such foreign laws to the satisfaction of the Thai court, the Thai court will apply such foreign laws to the extent that it is not contrary to the good morals and public order of Thailand.

The Thai court will assist the courts of other jurisdictions in processing their service of writs or pleadings through diplomatic channels, such as through the Thai Ministry of Foreign Affairs and Ministry of Justice.

Singapore

Rajah & Tann Singapore LLP, our counsel as to Singapore law, has informed us that in Singapore, a foreign judgment for a sum of money may be enforced in one of several ways, depending on where the foreign judgment is obtained. A foreign monetary judgment obtained in a competent court in the United States, including judgments relating to a violation of U.S. federal securities law, may form the basis for commencing an action in the Singapore courts to recover a debt if certain preconditions are met, including that the judgment is final and conclusive, based on the merits, not contrary to public policy, not obtained by fraud or in proceedings contrary to natural justice and the U.S. courts had jurisdiction to give that judgment. As such, assuming that the U.S. court had jurisdiction to hear and determine the original case and there are no grounds on which to impeach the judgment, the action in the Singapore courts may be successful without having to re-litigate the merits of the case.

An investor may not be able to commence an original action against us or our directors or executive officers, or any person, before the Singapore courts to enforce, either directly or indirectly, a U.S. judgment which concerns foreign criminal, venue or public laws. If the action requires the

Singapore courts to decide on liabilities (in particular, criminal liabilities) under U.S. federal securities law, the Singapore courts are likely to decline jurisdiction to hear the action. Each claim or relief sought in the U.S. proceedings would have to be reviewed to determine if it is civil or criminal nature.

In addition, whether an action may be commenced in a Singapore court depends on whether the Singapore court has jurisdiction. The Singapore courts will consider, among other considerations, whether the parties have agreed by a jurisdictional clause to submit to the Singapore courts or whether there are sufficient connecting factors (including factors such as the proper law of the contract or the place in which the tort occurred) which point to Singapore being the most appropriate forum.

As such, Rajah & Tann Singapore LLP has advised us that there is uncertainty as to whether Singapore courts will entertain original actions predicated upon the securities laws of the United States or any state in the United States.

CORPORATE HISTORY AND STRUCTURE

Corporate History

On May 8, 2009, we incorporated Garena Interactive Holding Limited, our holding company, as a limited liability company in the Cayman Islands. We first developed our digital entertainment business under the Garena brand, and as a result our Garena brand is most closely associated with online games. As our operations have expanded to include our digital financial services and e-commerce businesses, we believe it is important to have a name for our holding company that is more inclusive of all of our businesses. Therefore, on April 8, 2017, we changed our company name from Garena Interactive Holding Limited to Sea Limited.

We began our digital entertainment business at our inception in May 2009, and by September 2012, we had expanded the business to cover all of GSEA, including Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia and Singapore.

We launched our e-commerce platform, Shopee, in all seven markets in GSEA in June and early July 2015.

We launched our digital financial services platform, AirPay, in Vietnam in April 2014. The AirPay App is available in Thailand, Vietnam and Taiwan, and AirPay counters are operating in Thailand, Vietnam, Indonesia and the Philippines.

Corporate Structure

Sea Limited is a holding company that does not have substantive operations. We conduct our businesses in GSEA through our subsidiaries and consolidated affiliated entities. Our principal subsidiaries and consolidated affiliated entities consist of the following entities (in chronological order based on their dates of incorporation):

•	Garena Online Private Limited, our subsidiary established in Singapore on May 8, 2009, is an operating entity in our digital entertainment business in Singapore;

•	Vietnam Esports Development Joint Stock Company, our VIE established in Vietnam on June 9, 2009, is an operating entity in our digital financial services business in Vietnam;

•	Garena (Taiwan) Co., Ltd., our VIE established in Taiwan on March 8, 2010, is an operating entity in our digital entertainment business in Taiwan;

•	Vietnam Esports and Entertainment Joint Stock Company, our VIE established in Vietnam on May 10, 2011, is an operating entity in our digital entertainment business in Vietnam;

•	Garena Online (Thailand) Co., Ltd., our subsidiary established in Thailand on August 18, 2011, is an operating entity in our digital entertainment business in Thailand;

•	Beetalk Private Limited, our subsidiary established in Singapore on May 28, 2012, is an operating entity in our online messaging business;

•	PT. Garena Indonesia, our subsidiary established in Indonesia on December 6, 2012, is an operating entity in our digital entertainment business in Indonesia;

•	Airpay (Thailand) Co., Ltd., our subsidiary established in Thailand on June 16, 2014, is an operating entity in our digital financial services business in Thailand;

•	Shopee (Thailand) Co., Ltd., our subsidiary established in Thailand on February 2, 2015, is an operating entity in our e-commerce business in Thailand;

•	Shopee Singapore Private Limited, our subsidiary established in Singapore on February 5, 2015, is an operating entity in our e-commerce business in Singapore;

•	Shopee Company Limited, our subsidiary established in Vietnam on February 10, 2015, is an operating entity in our e-commerce business in Vietnam;

•	Garena Ventures Private Limited, our subsidiary established in Singapore on February 23, 2015, is our entity for making minority investments in GSEA;

•	Shopee (Taiwan) Co., Ltd., our VIE established in Taiwan on March 4, 2015, is an operating entity in our e-commerce business in Taiwan; and

•	PT. Shopee International Indonesia, our subsidiary established in Indonesia in on August 5, 2015, is an operating entity in our e-commerce business in Indonesia.

As of the date of this prospectus, we conduct our business operations across 60 subsidiaries and 21 consolidated affiliated entities.

The chart below summarizes our corporate structure and identifies the principal subsidiaries and consolidated affiliate entities described above as of the date of this prospectus:

Direct ownership (or effective ownership in the case of our Thai entities)
- - - -	Contractual arrangements. See “—Contractual Arrangements among Our VIEs, Their Shareholders and Us.”
(1)	See “—Thailand Shareholding Structure.”
(2)	For each of these entities, 30% of the equity interest is owned by us through a wholly-owned subsidiary in Singapore, and the remaining 70% equity interest is controlled by us through contractual arrangements.
(3)	Held through a wholly-owned subsidiary in Singapore.

Contractual Arrangements among Our VIEs, Their Shareholders and Us

The laws and regulations in many markets in GSEA, including Taiwan and Vietnam, place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. For example, in Taiwan, PRC investors are prohibited or restricted from investing in businesses that have statutory business categories not listed as permitted in the Positive Listings promulgated by Taiwan authorities. Further, prior approval is required for PRC investors to invest in a Taiwan company that operates businesses in the statutory business categories listed as permitted in the Positive Listings. We do not believe, based on advice from our Taiwan counsel, LCS & Partners, that we are a PRC investor under existing Taiwan law and court judgments. This conclusion is based on our belief that, supported by advice from LCS & Partners, we are not controlled by or held as to more than 30% by any PRC investors and the fact that we are a Cayman Islands company, our headquarters is in Singapore, and the majority of our board of directors and our management team are Singaporean nationals. Tencent Holdings Limited, our principal shareholder which beneficially owned approximately 39.7% of our outstanding equity interest as of June 30, 2017, is a Cayman Islands company listed on the Hong Kong Stock Exchange. Although it is difficult to ascertain the exact shareholding of Tencent Holdings Limited by PRC investors as a publicly listed company, based on publicly available information, Tencent Holdings Limited has a significant public float and its largest shareholder is a South African company. Furthermore, based on publicly available information, the majority of Tencent Holdings Limited’s board members are non-PRC individuals. Accordingly, we believe that there is reasonable basis to conclude that we are not controlled by or held as to more than 30% by any PRC investors. However, we cannot be certain that Taiwan authorities will not take a different view, and cannot rule out the possibility that the Taiwan authorities will take action nor anticipate the outcome of such actions. See “Risk Factors—Risks Related to Doing Business in Greater Southeast Asia—Our businesses and operations in Taiwan may be materially and adversely impacted if we are deemed to be a PRC investor or if our VIE arrangements in Taiwan are deemed to be invalid or unenforceable or not in compliance with Taiwan laws.”

In Vietnam, foreign ownership in companies engaging in online game business may not exceed 49%, and foreign ownership in companies engaging in e-payment business is restricted unless certain government approvals are obtained. For a discussion of these restrictions, see “Regulations—Taiwan—Regulations on Foreign Investment” and “Regulations—Vietnam—Regulations on Foreign Investment.”

We have four material VIEs established and operating in Taiwan and Vietnam, namely Garena (Taiwan) Co., Ltd., Shopee (Taiwan) Co., Ltd., Vietnam Esports and Entertainment Joint Stock Company and Vietnam Esports Development Joint Stock Company. We entered into contractual arrangements with respect to our material Taiwan VIEs to minimize the potential for disruptions to our Taiwan operations should we be deemed a PRC investor. We entered into contractual arrangements with respect to our material Vietnam VIEs because they operate in businesses where foreign ownership is restricted under Vietnam laws or otherwise require approvals from multiple regulatory bodies, which approvals are often discretionary and may entail lengthy waiting periods. See “Risk Factors—Risks Related to Our Corporate Structure—We rely upon structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations.” To the extent permissible by law, we will seek approval for obtaining, or enlarging our proportion of, direct ownership in these Vietnam operating entities. As of the date of this prospectus, we hold 30% of the equity interest in Vietnam Esports and Entertainment Joint Stock Company, the Vietnam VIE engaging in digital entertainment business, and 30% of the equity interest in Vietnam Esports Development Joint Stock Company, the Vietnam VIE engaging in digital financial services business.

We entered into a series of contracts with each of these VIEs and their respective shareholders, through which we are able to consolidate the financial results of these entities. The current shareholders of our material VIEs in Taiwan and Vietnam are our employees. We have chosen to work with our trusted long-time employees with local nationality as shareholders of our material VIEs in Taiwan and Vietnam. The shareholder of our Taiwan VIEs is currently serving as a senior director and was the general manager of our Taiwan business. The key shareholder of our Vietnam VIEs is currently serving as the legal representative of our Vietnam VIEs. Each of these employees has worked with us for over five years. Through the contractual arrangements, including the relevant powers of attorney, exclusive option agreements and equity interest pledge agreements, we maintain the ability to direct these shareholders to vote at our direction and have the ability to replace each of them as a VIE shareholder.

These contractual arrangements allow us to:

•	exercise effective control over our VIEs;

•	receive substantially all of the economic benefits and absorb losses of our VIEs; and

•	have an exclusive call option to purchase all or part of the equity interests in and/or assets of our VIEs when and to the extent permitted by the relevant laws.

As a result of these contractual arrangements, we are the primary beneficiary of these VIEs and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP. However, these contractual arrangements may not be as effective in providing operational control as direct ownership and the use of the contractual arrangements in some jurisdictions where we operate exposes us to certain risks. See “Risk Factors—Risks Related to Our Corporate Structure.”

The following is a summary of the currently effective contractual arrangements by and among us, our material VIEs in Taiwan and Vietnam and their respective shareholders.

Contracts that Give Us Effective Control of the VIEs

Loan Agreements

In order to ensure that the shareholders of our material VIEs are able to provide capital to each of these entities in order to develop its business, we have entered into loan agreements with each shareholder. Pursuant to the loan agreements, we have granted loans to the shareholders that may only be used for the purpose of acquiring equity interests in or contributing to the registered capital of these entities. The time and manner for repayment of the loans are at the sole discretion of our lending entity. The loans may be repaid only by the shareholders transferring all of their equity interests in the VIE to us or our designee upon our exercise of the options under the exclusive option agreements. The loan agreements also prohibit the shareholders from assigning or transferring to any third party, or from creating or causing any security interest to be created on, any part of their equity interests in these entities. In the event that the shareholders sell their equity interests to us or our designee at a price which is equal to or lower than the principal amount of the loan, the loan will be interest-free. If the price is higher than the principal amount of the loans, the excess amount will be deemed to be interest on the loans payable by the shareholders to us.

Exclusive Option Agreements

In order to ensure that we are able to acquire all of the equity interests in our material VIEs at our discretion, we have entered into exclusive option agreements with the respective shareholders of these VIEs. Each option is exercisable by us at any time, provided that doing so is not prohibited by law. The exercise price under each option is the minimum amount required by law and any proceeds obtained by the respective shareholders through the transfer of their equity interests in these entities shall be used for the repayment of the loan provided by us in accordance with the loan agreements. During the terms of the exclusive option agreements, the shareholders will not grant a similar right or transfer any of the equity interests in these entities to any party other than us or our designee, nor will such shareholder pledge, create or permit any security interest or similar encumbrance to be created on any of the equity interests. According to the exclusive option agreements, the VIEs cannot declare any profit distributions or grant loans in any form without our prior consent. The shareholders must remit to us in full any funds such shareholders receive from the VIEs in the event any distributions are made by the VIEs. The exclusive option agreements will remain in effect until the respective shareholder has transferred all of such shareholder’s equity interests in the VIE entity to us or our designee.

Powers of Attorney

In order to ensure that we are able to make all of the decisions concerning our material VIEs, we have entered into powers of attorney with the shareholders of these VIEs. Pursuant to the powers of attorney, each shareholder of our material VIEs has irrevocably appointed us as such shareholder’s attorney-in-fact to act for all matters pertaining to such shareholder’s shareholding in the VIE entities and to exercise all of their rights as shareholders, including but not limited to attending shareholders’ meetings and designating and appointing directors, supervisors, the chief executive officer and other senior management members of these entities, and selling, transferring, pledging or disposing the shares of these entities. We may authorize or assign our rights under this appointment to any other person or entity at our sole discretion without prior notice to or prior consent from the shareholders of these entities. Each power of attorney will remain in effect until these shareholder ceases to hold any equity interest in the relevant VIE.

Equity Interest Pledge Agreements

In order to secure the performance of our material VIEs and their shareholders under the contractual arrangements, each of the shareholders of our VIEs have pledged all of their shares to us. These pledges secure the contractual obligations and indebtedness of such VIE shareholders, including all penalties, damages and expenses incurred by us in connection with the contractual arrangements, and all other payments due and payable to us by the relevant VIE under the exclusive business cooperation agreements, and by the VIE shareholders under the loan agreements, exclusive option agreements, and powers of attorney. Should the VIE or the VIE shareholder breach or default under any of the contractual arrangements, we have the right to require the transfer of such VIE shareholders’ pledged equity interests in the relevant VIE to us or our designee, to the extent permitted by laws, or require a sale of the pledged equity interest and have priority in any proceeds from the auction or sale of such pledged interests. Moreover, we have the right to collect any and all dividends in respect of the pledged equity interests during the term of the pledge. Unless the relevant VIEs have fully performed all of their obligations in accordance with the exclusive business cooperation agreements and the pledged equity interests have been fully transferred to us or our designee in accordance with the exclusive option agreements and the loan agreements, the equity interest pledge agreements will continue to remain in effect.

Spousal Consent Letters

Under the spousal consent letters, each spouse of the married shareholders of our material VIEs unconditionally and irrevocably agreed that the equity interest in the relevant entity held by and registered in the name of their spouse will be disposed of pursuant to the contractual arrangements. Each spouse agreed not to assert any rights over the equity interest in these entities held by their spouse. In addition, in the event that the spouses obtain any equity interest in these material entities held by their spouse for any reason, they agreed to be bound by the contractual arrangements.

All of the contractual arrangements as described above will be terminated once the respective shareholder has transferred all of such shareholder’s equity interests in the VIE entity to us or our designee.

Contracts that Enable Us to Receive Economic Benefits or Absorb Losses from the VIEs

Exclusive Business Cooperation Agreement

In order to ensure that we receive the economic benefits of our material VIEs, we have entered into exclusive business cooperation agreements with these entities under which we have the exclusive right to provide or to designate any third party to provide, among other things, technical support, consulting services, intellectual property licenses and other services to these entities, and these entities agree to accept all the services provided by us or our designee. Without our prior written consent, our material VIEs are prohibited from directly or indirectly engaging any third party to provide the same or any similar services under these agreements or establishing similar cooperative relationships with any third party regarding the matters contemplated by these agreements. In addition, we have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of these agreements.

Our material VIEs agree to pay a monthly fee to us at an amount determined at our sole discretion after taking into account factors including the complexity and difficulty of the services provided, the level of and time consumed by our employees or our designee for providing the services, the content and value of services and licenses provided and the market price of the same type of services or licenses. These agreements will remain effective unless terminated in accordance with their provisions or terminated in writing by us. Unless otherwise required by applicable laws, these entities do not have any right to terminate these agreements in any event. We have the right to terminate the exclusive business cooperation agreements and/or require these entities to indemnify all damages in the event of any material breach of any term of these agreements by them. These entities agree to indemnify and hold us harmless from any losses, injuries, obligations or expenses caused by any lawsuits, claims or other demands against us arising from or caused by the services that we provide to these entities pursuant to the exclusive business cooperation agreements, except where such losses, injuries, obligations or expenses arise from our own gross negligence or willful misconduct.

Financial Support Confirmation Letters

In order to ensure that our material VIEs have sufficient cash flow to fund their daily operations and/or to set off any losses incurred in such operations, we have entered into financial support confirmation letters with each of these entities. Under the financial support confirmation letters, we pledge to provide continuous financial support to these entities by ourselves or through our designees and agreed to forego our right to seek repayment in the event these entities are unable to repay such financial support or we become liable for the liabilities of these entities. These entities agree to accept such financial support and pledge to only use such support to develop their respective businesses. To the extent permitted by law, the financial support we provide to these entities may take the form of loans, borrowings or guarantees. According to our Taiwan counsel, LCS & Partners, subject to certain foreign exchange approval requirements in connection with the remittance of foreign currency in excess of certain amount by Taiwanese entities, there is generally no restriction or dollar amount limitation under Taiwan laws with respect to the financial support provided pursuant to the financial support confirmation letters. See “Regulation—Taiwan—Regulations on Foreign Exchange.” According to our Vietnam counsel, Rajah & Tann LCT Lawyers, there is generally no restriction or dollar amount limitation under Vietnam laws with respect to the financial support provided pursuant to the financial support confirmation letters, except that the financial support in the form of loans with a term of more than 12 months provided by offshore lenders to Vietnam entities must be registered with Vietnam authorities and must satisfy certain conditions with respect to the term, type and purpose of the loan. See “Regulation—Taiwan—Financial Support Provided by Offshore Entities” and “Regulation—Vietnam—Financial Support Provided by Offshore Entities.”

In the opinion of each of LCS & Partners, our counsel as to Taiwan law, and Rajah & Tann LCT Lawyers, our counsel as to Vietnam law:

•	the VIE structure in Taiwan and Vietnam, currently in effect and immediately after giving effect to this offering, do not and will not result in any violation of the laws or regulations currently in effect in either Taiwan or Vietnam; and

•	the contractual arrangements among us, our VIEs in Taiwan and Vietnam and/or the shareholders governed by the laws of Taiwan or Vietnam, currently in effect and immediately after giving effect to this offering, are valid, binding and enforceable, and do not and will not result in any violation of such laws or regulations currently in effect.

However, uncertainties in the relevant legal system could cause the relevant regulatory authorities to find the current contractual arrangements and businesses to be in violation of any existing or future relevant laws or regulations. In addition, if the VIEs or the shareholders of the VIEs fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend resources to enforce our rights as the primary beneficiary under the contracts. See “Risk Factors—Risks Related to Our Corporate Structure.”

Thailand Shareholding Structure

Each of our operating entities in Thailand is established using a tiered structure that maximizes our equity interests in the entity while also complying with the Thai law requirement that each Thai company has at least three shareholders and, without approval from Thai authorities, direct foreign ownership of each entity operating the restricted business under the Thai Foreign Business Act is limited to less than 50%. As Thai laws only consider the immediate level of shareholding, no cumulative or look-through calculation is applied to determine the foreign ownership status of a company when it has several levels of foreign shareholding. Under this shareholding structure, our Thai operating entities are each owned by (i) a Thai entity, or Thai Holdco 1, holding slightly more than half of the shares, (ii) one of our employees holding one share, and (iii) one of our Cayman Islands subsidiaries holding slightly less than half of the shares. Thai Holdco 1 is then owned by (i) another Thai entity, or Thai Holdco 2, (ii) the employee who holds one share in the Thai operating entity, and (iii) our Cayman Islands subsidiary in the same shareholding proportions that our Thai operating entities are held. Thai Holdco 2 is in turn held by (i) one of our employees, who is a Thai citizen, holding preference shares equivalent to slightly more than half of the total number of shares, (ii) the employee who holds one share in the Thai operating entity, holding one share, and (iii) our Cayman Islands subsidiary holding ordinary shares equivalent to slightly less than half of the total number of shares. The preference shares have limited voting rights and the right to receive a fixed, non-cumulative dividend of an immaterial amount in the event a dividend is declared. This structure allows us to effectively control nearly 100% of our Thai operating entities.

In the opinion of Hunton & Williams (Thailand) Limited, our counsel as to Thai law, the shareholding structure of our Thai operating entities is in compliance with applicable Thai law. See “Risk Factors—Risks Related to Our Corporate Structure—We rely upon structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2014, 2015 and 2016 and selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The selected consolidated statements of operations data for the six months ended June 30, 2016 and 2017 and selected consolidated balance sheet data as of June 30, 2017 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the periods presented. Our historical results are not necessarily indicative of results expected for future periods. You should read this “Selected Consolidated Financial Data” section together with our consolidated financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included elsewhere in this prospectus.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2014	2015	2016	2016	2017
				(unaudited)
	(US$ thousands, except for share and per share data)
Selected Consolidated Statements of Operations Data:
Revenue:
Digital entertainment	155,075	281,963	327,985	159,400	179,045
Others	5,681	10,161	17,685	7,286	16,447

Total revenue	160,756	292,124	345,670	166,686	195,492
Cost of revenue:
Digital entertainment	(113,745)	(160,267)	(185,314)	(91,520)	(102,169)
Others	(10,828)	(24,031)	(47,284)	(19,152)	(40,375)

Total cost of revenue	(124,573)	(184,298)	(232,598)	(110,672)	(142,544)

Gross profit	36,183	107,826	113,072	56,014	52,948

Operating income (expenses):
Other operating income	742	3,063	2,103	1,321	381
Sales and marketing expenses	(68,787)	(89,015)	(187,372)	(74,079)	(137,985)
General and administrative expenses	(44,964)	(87,202)	(112,383)	(43,145)	(52,852)
Research and development expenses	(11,053)	(17,732)	(20,809)	(9,432)	(12,991)

Total operating expenses	(124,062)	(190,886)	(318,461)	(125,335)	(203,447)

Operating loss	(87,879)	(83,060)	(205,389)	(69,321)	(150,499)
Interest income	217	545	741	286	473
Interest expense	(181)	(32)	(23)	(9)	(8,997)
Investment gain (loss), net	—	—	9,434	(484)	(359)
Foreign exchange gain (loss)	365	(4,911)	(1,649)	(2,568)	(789)

Loss before income tax and share of results of equity investees	(87,478)	(87,458)	(196,886)	(72,096)	(160,171)
Income tax expense	(2,521)	(11,730)	(8,546)	(6,071)	(4,162)
Share of results of equity investees	(880)	(8,148)	(19,523)	(8,960)	(862)

Net loss	(90,879)	(107,336)	(224,955)	(87,127)	(165,195)
Net loss attributable to the non-controlling interests	2,496	3,970	2,088	1,428	51

Net loss attributable to Sea Limited’s ordinary shareholders	(88,383)	(103,366)	(222,867)	(85,699)	(165,144)

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2014	2015	2016	2016	2017
				(unaudited)
	(US$ thousands, except for share and per share data)
Loss per share:
Basic and diluted	(0.67)	(0.63)	(1.30)	(0.50)	(0.94)
Shares used in loss per share computation:
Basic and diluted	131,744,413	164,625,286	171,127,788	170,680,188	174,988,779
Pro-forma loss per share (unaudited):
Basic and diluted			(0.87)	(0.34)	(0.63)
Pro-forma weighted average number of ordinary shares outstanding (unaudited)(1):
Basic and diluted			257,463,818	254,940,808	261,324,809
Non-GAAP Financial Measures:
Adjusted net loss(2)	(86,831)	(86,772)	(196,114)	(73,917)	(153,834)

(1)	Includes voting and non-voting ordinary shares.
(2)	To see how we define and calculate adjusted net loss, a reconciliation between adjusted net loss and net loss (the most directly comparable U.S. GAAP financial measure) and a discussion about the limitations of non-GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

	As of December 31,			As of June 30,
	2014	2015	2016	2017
				(unaudited)
	(US$ thousands)
Selected Consolidated Balance Sheet Data:
Total current assets	156,061	229,695	309,884	868,241
Cash and cash equivalents	85,996	116,203	170,078	651,060
Prepaid expenses and other assets	34,021	52,458	79,443	128,705
Total non-current assets	124,006	200,175	175,891	195,984
Intangible assets, net	29,367	50,857	29,963	24,260
Long-term investments	11,334	41,410	45,072	45,070
Prepaid expenses and other assets	25,462	39,465	32,299	47,027
Deferred tax assets	31,858	33,374	35,295	40,307
Total assets	280,067	429,870	485,775	1,064,225
Total current liabilities	208,907	244,345	263,756	333,754
Accrued expenses and other payables	29,716	42,147	102,086	140,647
Advances from customers	9,355	17,564	15,459	19,280
Deferred revenue	149,833	162,638	122,218	134,749
Total non-current liabilities	89,923	101,327	142,594	804,367
Deferred revenue	87,503	89,120	137,259	172,990
Total liabilities	298,830	345,672	406,350	1,138,121
Total mezzanine equity	10,500	10,500	205,075	205,075
Total Sea Limited shareholders’ (deficit) equity	(31,159)	71,655	(125,670)	(279,005)
Total shareholders’ (deficit) equity	(29,263)	73,698	(125,650)	(278,971)
Total liabilities, mezzanine equity and shareholders’ equity	280,067	429,870	485,775	1,064,225

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We believe we are the leading internet company in GSEA based on our number one market share by revenue in the region’s online game market, our number one market share by GMV and total orders in the region’s e-commerce market, and our position as a leader in the region’s digital payments market by e-wallet GTV, each in the first half of 2017.

Sea operates three key platforms—Garena, Shopee, and AirPay. Our Garena platform was number one in market share by revenue in the GSEA online game market in the first half of 2017, as estimated by Newzoo and Niko Partners. Our Shopee e-commerce platform was number one in market share in the first half of 2017 in GSEA by GMV and total orders, according to Frost & Sullivan. Our AirPay platform provides digital financial services and was the number one digital payments provider in GSEA in the first half of 2017 by e-wallet GTV, according to IDC. Each of our platforms provides a distinct and compelling value proposition to our users, and each also exhibits strong virtuous cycle dynamics. We believe these distinct characteristics support our leadership position and provide a strong foundation for continued growth while creating barriers to entry for our competitors. See “Our Market Opportunity” for a detailed discussion.

We curate and localize the content and services on our platforms to serve a highly diverse population across multiple markets and regulatory regimes. We believe our local knowledge, presence and focus provide us with a home court advantage in addressing the specific and unique opportunities and challenges in our region.

We have achieved significant scale and growth since our founding. Our total revenue increased from US$160.8 million in 2014 to US$345.7 million in 2016, a CAGR of 46.6%. Our total revenue increased by 17.3% from US$166.7 million in the six months ended June 30, 2016 to US$195.5 million in the same period in 2017. As our businesses grew, our gross profit increased from US$36.2 million in 2014 to US$113.1 million in 2016, a CAGR of 76.8%. Our gross profit decreased by 5.5% from US$56.0 million in the six months ended June 30, 2016 to US$52.9 million in the same period in 2017. We incurred net losses of US$90.9 million, US$107.3 million and US$225.0 million in 2014, 2015 and 2016, respectively, and US$87.1 million and US$165.2 million in the six months ended June 30, 2016 and 2017, respectively, due to our investments in expanding our businesses, in particular our e-commerce business.

Major Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving the digital entertainment, e-commerce, digital financial services and other industries in GSEA, including those factors described in “Our Market Opportunity—Key Thematic Drivers Across All of Our Businesses.”

Our results of operations are also directly affected by certain factors specific to us, including the following:

Size of Our User Base

Our revenue is largely driven by the number of users and the level of user engagement across our three businesses. In our digital entertainment business, due to our freemium business model, the higher the number of active users on our platform, the larger the number of users likely to make in-game purchases. Likewise, in our e-commerce business, the larger the number of sellers and buyers on the platform, the larger the number and value of transactions which over time will drive advertising and commission revenue for us. Finally, in our digital financial services business, the larger the number of paying users and the larger the number of merchants accepting AirPay as a payment option, the greater the potential transaction volumes that drive our commission revenue.

User Engagement and Monetization

As our level of user engagement increases, the potential for user spending and consequently our revenue also increases. A critical component of maximizing the monetization potential of each of our businesses is providing high quality content and services and pricing our content and services correctly. Monetization is also dependent upon our ability to convert active users into paying users, and then increase revenue per paying user. For example:

•	In our digital entertainment business, our primary source of revenue is the sale of in-game virtual items. We focus on curating the best content and localizing that content to cater to the tastes and preferences of each of our unique markets. We maximize the in-game user experience to keep our users highly engaged and increase the likelihood of in-game spending so as to maximize revenue. To do so, we provide a high-quality entertainment experience, adopt effective pricing strategies for each market and game, and leverage our platform’s cross-selling tools to support long-term user engagement with our games.

•	In our e-commerce business, we closely monitor the number of transactions per active buyer. We optimize the assortment of our product categories on our marketplace and build convenient tools to attract sellers. We began monetizing our e-commerce business in 2017 in Taiwan and Indonesia by offering sellers a cost-per-click advertising service to feature and promote their products in search results generated by Shopee buyers, and by charging sellers in Taiwan commission fees for transactions completed on Shopee. As our e-commerce marketplace grows, we may consider other monetization methods in order to capture additional revenue streams.

•	In our digital financial services business, we continually expand the number of use cases that accept AirPay as a payment option and also continually expand the number of AirPay counters to create greater convenience for our users. Increasing the variety of use cases and creating convenience for our users, together with our efforts to increase our AirPay App user numbers and engagement, increases the number of transactions through AirPay, and in turn GTV and commission income.

Optimization of Our Cost Structure

Our cost and expense structure has several broad components: payment channel costs, which are meaningful in our region; royalties, amortized license fees and hosting costs for our digital entertainment business; sales and marketing expenses, most prominently our customer acquisition and retention expenses in our e-commerce business; employee compensation and welfare costs and expenses, which are spread into different functions; and other costs and expenses across our businesses that are mainly fixed in nature.

By launching AirPay in 2014, we effectively reduced our payment channel costs and captured value that previously went to third-party payment services. Our market leadership position in our digital entertainment business has enabled us to optimize our variable costs, as has our operating scale for e-commerce and digital financial services. Our third-party marketplace model for Shopee, which eliminates the need for physical warehouses and inventory, also meaningfully reduces our variable costs.

We have made a strategic decision to invest in the growth of our Shopee marketplace by incurring sales and marketing expenses in advance of our recent monetization efforts. We believe that taking a thoughtful approach to monetization by building our user base and increasing engagement first will allow us to maximize our monetization in the future. We have also invested significantly in our digital financial services business through sales and marketing expenses in order to increase our user base and deepen monetization.

Finally, as our total revenue continues to grow, we expect that overall fixed costs as a percentage of revenue will decrease. Our operating model allows us to centralize a number of functions, including research and development as well as general and administrative services, which are common across each of our businesses. This allows us to increase efficiencies across each business and further increase our overall operating leverage.

Benefits of Our Platforms

Our platforms benefit from internal dynamics that allow us to increase our scale and user engagement quickly and in a cost-effective manner. Our businesses enjoy network effects, virtuous cycles and linkages across our platforms.

We benefit from the network effects resulting from the significant social aspects of our digital entertainment and e-commerce platforms. For example, because game players find it highly beneficial to join a platform with a large number of other game players, each new player that joins creates value for the existing community. This encourages current users to invite new users to our platform, which allows us to grow our user base with moderate acquisition cost and increases the likelihood that users will remain active and engaged and therefore spend on our platform.

Each of our three businesses is a multi-sided platform which benefits from virtuous cycle dynamics. See “Our Market Opportunity—Key Thematic Drivers Across All of Our Businesses—Digital Transformation of Industries.” Thus, as our platforms grow, they become more valuable to each of our users and this increases their potential spending opportunities. For example, as the number of buyers on the Shopee platform increases, Shopee attracts an increasing number of sellers, resulting in increases in the volume and variety of products available on the platform, which increases the purchasing opportunities for each of those buyers. This results in greater monetization potential as the size of each platform grows.

Finally, linkages among our digital financial services business and each of our digital entertainment and e-commerce businesses allow us to increase our user base and monetization quickly and cost-effectively. As our Garena platform users and Shopee buyers increasingly complete transactions using AirPay, our AirPay user base will grow and become increasingly engaged.

Description of Certain Statement of Operations Items

Revenue

We currently generate revenue primarily from our digital entertainment business. The table below sets forth revenue generated from our digital entertainment business and our other businesses.

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2014		2015		2016		2016		2017
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
							(unaudited)
	(thousands, except for percentages)
Digital entertainment revenue	155,075	96.5	281,963	96.5	327,985	94.9	159,400	95.6	179,045	91.6
Other revenue	5,681	3.5	10,161	3.5	17,685	5.1	7,286	4.4	16,447	8.4

Total revenue	160,756	100.0	292,124	100.0	345,670	100.0	166,686	100.0	195,492	100.0

Geographically, our revenue in 2014, 2015, 2016 and for the six months ended June 30, 2017 was generated primarily from Indonesia, Taiwan, Vietnam and Thailand. The table below sets forth the revenue from external customers based on the geographical locations where the services were provided, both in absolute amount and as a percentage of total revenue for the periods indicated.

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2014		2015		2016		2016		2017
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
							(unaudited)
	(thousands, except for percentages)
Indonesia	607	0.4	9,601	3.3	23,023	6.7	11,204	6.7	12,647	6.5
Taiwan	47,892	29.8	101,731	34.8	109,652	31.7	60,531	36.3	56,914	29.1
Vietnam	17,589	10.9	45,809	15.7	61,354	17.7	24,335	14.6	37,816	19.3
Thailand	64,761	40.3	105,607	36.2	119,969	34.7	55,856	33.5	70,710	36.2
Rest of the world	29,907	18.6	29,376	10.0	31,672	9.2	14,760	8.9	17,405	8.9

Total revenue	160,756	100.0	292,124	100.0	345,670	100.0	166,686	100.0	195,492	100.0

Revenue from Indonesia increased from US$0.6 million in 2014 to US$23.0 million in 2016, a CAGR of 515.9%, and increased by 12.9% from US$11.2 million in the six months ended June 30, 2016 to US$12.6 million in the same period in 2017. Revenue from Taiwan increased from US$47.9 million in 2014 to US$109.7 million in 2016, a CAGR of 51.3%, and decreased by 6.0% from US$60.5 million in the six months ended June 30, 2016 to US$56.9 million in the same period in 2017. Revenue from Vietnam increased from US$17.6 million in 2014 to US$61.4 million in 2016, a CAGR of 86.8%, and increased by 55.4% from US$24.3 million in the six months ended June 30, 2016 to US$37.8 million in the same period in 2017. Revenue from Thailand increased from US$64.8 million in 2014 to US$120.0 million in 2016, a CAGR of 36.1%, and increased by 26.6% from US$55.9 million in the six months ended June 30, 2016 to US$70.7 million in the same period in 2017. The increases in revenue across our markets were primarily due to the increase of digital entertainment revenue arising from the success and growth of our new and existing games. Other revenue is largely attributable to revenue from the growth of GTV transacted on our digital financial services platform, where applicable, as well as other revenue sources which are not expected to be significant in the future.

Digital Entertainment

We generate revenue from our digital entertainment business primarily by selling in-game virtual items to our game players. We recognize revenue ratably over the estimated delivery obligation period. Our revenue generated from digital entertainment accounted for 96.5%, 96.5%, 94.9% and 91.6% of our total revenue in 2014, 2015, 2016 and for the six months ended June 30, 2017, respectively. Our digital entertainment business constitutes the vast majority of our total revenue largely because our other businesses were launched later and have not been fully monetized. We anticipate that as we further monetize our other businesses, the percentage of revenue from our digital entertainment business will continue to decrease, even though we expect the total amount of revenue generated from our digital entertainment business to continue to grow.

The primary driver for revenue growth in our digital entertainment business is the size of our active user base and the level of user engagement. Due to the freemium business model of our immersive games, the higher the number of active users on our platform, the greater the likelihood of such users to make in-game purchases. Therefore, we believe QAU is a key metric to help us understand both the active user base and user engagement on our platform. For example, our QAUs increased from 31.0 million to 44.7 million, 50.4 million and 64.2 million from the fourth quarter of 2014 to the fourth quarter of 2015 and 2016 and the second quarter of 2017, respectively, which led to an increase in the number of paying users, which in turn contributed significantly to our revenue growth during those periods. User base growth and engagement are primarily driven by the launch of new games, the expansion of existing games into new markets, and the improvement and launch of new content in our existing games. See “Business—Garena Digital Entertainment Platform—Ecosystem Participants—Game Players.”

Other Revenue

Other revenue consists primarily of revenue generated from our digital financial services business and other services on our platforms. Our other revenue constituted 3.5%, 3.5%, 5.1% and 8.4% of our total revenue during 2014, 2015, 2016 and the six months ended June 30, 2017, respectively.

We generate revenue from our digital financial services business primarily from processing payments from our users to merchants on our platform. Users can make payments either through an AirPay counter or by using our AirPay App. We generally recognize our commission from the transactions as revenue, which is a certain percentage of the transaction value flowing through the platform. We started to monetize our digital financial services business in late 2014, and anticipate that as our user base and merchant network continue to expand, the percentage of revenue attributable to our digital financial services business will increase. Revenue from our digital financial services business is directly affected by the following key metrics:

•	Number of Counters. The number of counters is largely affected by the demand among digital financial services users for counter services and our ability to recruit new counter operators.

•	Monthly Active Users on the AirPay App. Our MAUs on the AirPay App are largely driven by the popularity of the services offered on the AirPay App, in particular the mix and popularity of merchants on our platform.

•	Number of Transactions. Transactions on our digital financial services platform can be conducted either using the AirPay e-wallet via one of our counters or through the AirPay App,

or as payment processing for Shopee. The number of transactions is largely affected by the mix and popularity of the services offered and the number of active users. As the variety of use cases and the number of users increase, there will be increased convenience and opportunities for users to use our platform to complete transactions.

•	GTV. GTV is largely a function of the mix of merchants on our platform and use cases as well as the number and level of engagement of our digital financial services users. We charge commissions on certain transactions as a percentage of GTV. Thus, as either the rate of these commissions or GTV, or both, increase, so does our revenue.

The MAUs on the AirPay App increased from 185.0 thousand in December 2015 to 298.7 thousand in December 2016 and 909.6 thousand in June 2017; the number of e-wallet transactions increased from 70.4 million in 2015 to 133.6 million in 2016 and increased from 56.3 million in the first half of 2016 to 87.1 million in the first half of 2017; the number of registered AirPay counters increased from 68.2 thousand as of December 31, 2015 to 144.7 thousand as of December 31, 2016 and 177.9 thousand as of June 30, 2017; and the total AirPay GTV transacted on the platform increased from US$198.1 million in 2015 to US$614.4 million in 2016 and increased from US$199.6 million in the first half of 2016 to US$670.0 million in the first half of 2017, which contributed to our revenue growth.

We began monetizing our e-commerce business in 2017 in Taiwan and Indonesia by offering sellers a cost-per-click advertising service to feature and promote their products in search results generated by Shopee buyers, and by charging sellers in Taiwan commission fees for transactions completed on Shopee. We may also consider other means of generating revenue in the future, such as tiered commission fees based on product categories charged to sellers.

Cost of Revenue

Our cost of revenue primarily consists of direct expenses in generating revenue from our businesses.

For our cost of revenue for digital entertainment, the largest portion relates to payments made to game developers as upfront licensing fees, which are fixed and amortized over the game licensing period, and royalties, which are generally paid as a percentage of gross billings from the game. Other costs include channel costs, server and hosting costs, staff compensation and welfare costs, which include share-based compensation, and other miscellaneous costs.

Other cost of revenue items primarily relate to bank transaction fees for transactions conducted through both our e-commerce and digital financial services platforms, commissions we pay to counter operators, server and hosting costs, staff compensation and welfare costs, which include share-based compensation, and other miscellaneous costs.

We expect our total cost of revenue to increase as our revenue increases in the future, though we expect the increase to be slower than that of total revenue due to economies of scale.

Operating Income and Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses, net of other operating income. The table below sets forth our operating expenses, both in absolute amount and as a percentage of total revenue, for the periods indicated.

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2014		2015		2016		2016		2017
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
							(unaudited)
	(thousands, except for percentages)
Other operating income	(742)	(0.5)	(3,063)	(1.0)	(2,103)	(0.6)	(1,321)	(0.8)	(381)	(0.2)
Sales and marketing expenses	68,787	42.8	89,015	30.5	187,372	54.2	74,079	44.4	137,985	70.6
General and administrative expenses	44,964	28.0	87,202	29.9	112,383	32.5	43,145	25.9	52,852	27.0
Research and development expenses	11,053	6.9	17,732	6.1	20,809	6.0	9,432	5.7	12,991	6.6

Total operating expenses	124,062	77.2	190,886	65.3	318,461	92.1	125,335	75.2	203,447	104.0

Other Operating Income

Our other operating income consists primarily of sponsorship from partners who participate in our events and tournaments and other miscellaneous income that are individually insignificant.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of online and offline advertising expenses, promotion expenses, and staff compensation and welfare expenses, which include share-based compensation for our employees engaged in sales and marketing functions. We plan to continue investing in sales and marketing to grow our user base and increase user engagement on our platforms, and to continue building brand awareness. As a result, we expect sales and marketing expenses to increase for the foreseeable future as we grow our business, though over the long-term as a percentage of total revenue we expect it to decrease as revenue increases as a result of prior marketing and promotional campaigns.

General and Administrative Expenses

Our general and administrative expenses consist primarily of facilities and other overhead expenses, depreciation and amortization expenses, impairment losses, external professional service expenses, and staff compensation and welfare expenses, which include share-based compensation for our employees engaged in general and administrative functions. We expect our general and administrative expenses to increase for the foreseeable future as we grow our business, as well as to cover the additional expenses associated with being a publicly-listed company.

Research and Development Expenses

Our research and development expenses consist primarily of staff compensation and welfare expenses, which include share-based compensation for our employees engaged in product development functions. We believe continued investment in developing our platforms is extremely important to achieving our strategic objectives. As a result, we expect our research and development expenses to increase for the foreseeable future as we grow our business.

Results of Operations

The table below sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our total revenue. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2014		2015		2016		2016		2017
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
							(unaudited)
	(thousands, except for percentages)
Revenue:
Digital entertainment	155,075	96.5	281,963	96.5	327,985	94.9	159,400	95.6	179,045	91.6
Others	5,681	3.5	10,161	3.5	17,685	5.1	7,286	4.4	16,447	8.4

Total revenue	160,756	100.0	292,124	100.0	345,670	100.0	166,686	100.0	195,492	100.0
Cost of revenue:
Digital entertainment	(113,745)	(70.8)	(160,267)	(54.9)	(185,314)	(53.6)	(91,520)	(54.9)	(102,169)	(52.3)
Others	(10,828)	(6.7)	(24,031)	(8.2)	(47,284)	(13.7)	(19,152)	(11.5)	(40,375)	(20.7)

Total cost of revenue	(124,573)	(77.5)	(184,298)	(63.1)	(232,598)	(67.3)	(110,672)	(66.4)	(142,544)	(72.9)

Gross profit	36,183	22.5	107,826	36.9	113,072	32.7	56,014	33.6	52,948	27.1

Operating income (expenses):
Other operating income	742	0.5	3,063	1.0	2,103	0.6	1,321	0.8	381	0.2
Sales and marketing expenses	(68,787)	(42.8)	(89,015)	(30.5)	(187,372)	(54.2)	(74,079)	(44.4)	(137,985)	(70.6)
General and administrative expenses	(44,964)	(28.0)	(87,202)	(29.9)	(112,383)	(32.5)	(43,145)	(25.9)	(52,852)	(27.0)
Research and development expenses	(11,053)	(6.9)	(17,732)	(6.1)	(20,809)	(6.0)	(9,432)	(5.7)	(12,991)	(6.6)

Total operating expenses	(124,062)	(77.2)	(190,886)	(65.3)	(318,461)	(92.1)	(125,335)	(75.2)	(203,447)	(104.0)

Operating loss	(87,879)	(54.7)	(83,060)	(28.4)	(205,389)	(59.4)	(69,321)	(41.6)	(150,499)	(76.9)
Interest income	217	0.1	545	0.2	741	0.2	286	0.2	473	0.2
Interest expense	(181)	(0.1)	(32)	(0.0)*	(23)	(0.0)*	(9)	(0.0)*	(8,997)	(4.6)
Investment gain (loss), net	—	—	—	—	9,434	2.7	(484)	(0.3)	(359)	(0.2)
Foreign exchange gain (loss)	365	0.2	(4,911)	(1.7)	(1,649)	(0.5)	(2,568)	(1.5)	(789)	(0.4)

Loss before income tax and share of results of equity investees	(87,478)	(54.4)	(87,458)	(29.9)	(196,886)	(57.0)	(72,096)	(43.3)	(160,171)	(81.9)
Income tax expense	(2,521)	(1.6)	(11,730)	(4.0)	(8,546)	(2.5)	(6,071)	(3.6)	(4,162)	(2.1)
Share of results of equity investees	(880)	(0.5)	(8,148)	(2.8)	(19,523)	(5.6)	(8,960)	(5.4)	(862)	(0.4)

Net loss	(90,879)	(56.5)	(107,336)	(36.7)	(224,955)	(65.1)	(87,127)	(52.3)	(165,195)	(84.4)

Adjusted net loss(1)	(86,831)	(54.0)	(86,772)	(29.7)	(196,114)	(56.7)	(73,917)	(44.3)	(153,834)	(78.7)

*	Less than 0.1%
(1)	To see how we define and calculate adjusted net loss, a reconciliation between adjusted net loss and net loss (the most directly comparable U.S. GAAP financial measure) and a discussion about the limitations of non-GAAP financial measures, see “—Non-GAAP Financial Measures” below.

Six Months Ended June 30, 2017 Compared to Six Months Ended June 30, 2016

Revenue

Our total revenue increased by 17.3%, from US$166.7 million in the six months ended June 30, 2016 to US$195.5 million in the same period in 2017. This increase was due to increases in revenue from our digital entertainment, digital financial services and other businesses.

•	Digital Entertainment Revenue. Our digital entertainment revenue increased by 12.3%, from US$159.4 million in the six months ended June 30, 2016 to US$179.0 million in the same period in 2017. This increase was primarily due to the growth of our user base from QAUs of 46.4 million in the second quarter of 2016 to 64.2 million in the second quarter of 2017, as we launched new games and expanded our existing games into new markets, which in turn increased the number of paying users.

•	Other Revenue. Our other revenue increased by 125.7%, from US$7.3 million in the six months ended June 30, 2016 to US$16.4 million in the same period in 2017. The increase was primarily due to the growth of our digital financial services business as well as other businesses. MAUs on AirPay App increased from 290.0 thousand in June 2016 to 909.6 thousand in June 2017 as we added use cases and further deepened our market penetration, and the number of registered AirPay counters increased from 112.9 thousand as of June 30, 2016 to 177.9 thousand as of June 30, 2017 as we expanded the number of counters in Thailand, Vietnam, Indonesia and the Philippines. As a result, the GTV completed on our digital financial services platform increased from US$199.6 million during the first half of 2016 to US$670.0 million during the first half of 2017.

Cost of Revenue

Our total cost of revenue increased by 28.8%, from US$110.7 million in the six months ended June 30, 2016 to US$142.5 million in the same period in 2017. This increase was primarily due to the increases in cost of revenue from our digital entertainment, e-commerce and digital financial services businesses. Our total cost of revenue as a percentage of total revenue increased from 66.4% in the six months ended June 30, 2016 to 72.9% in the same period in 2017.

•	Cost of Revenue for Digital Entertainment. Our cost of revenue for digital entertainment increased by 11.6%, from US$91.5 million in the six months ended June 30, 2016 to US$102.2 million in the same period in 2017. The increase was primarily due to increased royalty payments to game developers as well as other costs directly associated with our business which were in line with the increasing revenue in our digital entertainment business.

•	Other Cost of Revenue. Our other cost of revenue increased by 110.8%, from US$19.2 million in the six months ended June 30, 2016 to US$40.4 million in the same period in 2017. The increase was primarily due to increased payments to counter operators and other costs directly associated with our increased revenue from our digital financial services business, higher bank transaction fees relating to the increase in GMV for our e-commerce business, as well as higher staff compensation and benefit costs.

Gross Profit

As a result of the foregoing, our gross profit was US$56.0 million and US$52.9 million in the six months ended June 30, 2016 and 2017, respectively. We had gross margins of 33.6% and 27.1% in the six months ended June 30, 2016 and 2017, respectively, and our digital entertainment business had gross margins of 42.6% and 42.9% in the six months ended June 30, 2016 and 2017, respectively.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 86.3%, from US$74.1 million in the six months ended June 30, 2016 to US$138.0 million in the same period in 2017. This increase was primarily due to significant marketing efforts to grow our e-commerce business, primarily through promotions, which include subsidies for shipping, in order to increase our user base and enhance user engagement. During the six months ended June 30, 2016 and 2017, sales and marketing expenses relating to our digital entertainment business accounted for 26.6% and 16.6% of our total sales and marketing expenses, respectively, while sales and marketing expenses relating to our e-commerce business accounted for 62.0% and 73.8%, respectively.

General and Administrative Expenses

Our general and administrative expenses increased by 22.5%, from US$43.1 million in the six months ended June 30, 2016 to US$52.9 million in the same period in 2017. This increase was primarily due to the expansion of our staff force, the increase in office facilities and its related expenses, as well as the increase in professional fees and other expenses.

Research and Development Expenses

Our research and development expenses increased by 37.7%, from US$9.4 million in the six months ended June 30, 2016 to US$13.0 million in the same period in 2017, primarily due to an increase in research and development staff force as we expanded and enriched our product offerings.

Other Income, Expenses, Gains and Losses

Our net interest income, interest expense, investment loss, net and foreign exchange loss was a net loss of US$9.7 million in the six months ended June 30, 2017, compared to a net loss of US$2.8 million in the same period in 2016. The change was primarily attributable to an increase in interest expense of US$9.0 million accrued for convertible promissory notes that we issued in the six months ended June 30, 2017, partially offset by the decrease in foreign exchange loss of US$1.8 million in the six months ended June 30, 2017.

Loss before Income Tax and Share of Results of Equity Investees

As a result of the foregoing, we had loss before income tax and share of results of equity investees of US$72.1 million and US$160.2 million in the six months ended June 30, 2016 and 2017, respectively.

Income Tax Expense

We had income tax expense of US$6.1 million and US$4.2 million in the six months ended June 30, 2016 and 2017, respectively. Our income tax expenses in the six months ended June 30, 2016 and 2017, despite a US$72.1 million and US$160.2 million loss before income tax, respectively, was primarily caused by withholding tax expense as well as unrecognized deferred tax assets arising from losses in our new businesses.

Share of Results of Equity Investees

We had share of losses of equity investees of US$9.0 million and US$0.9 million in the six months ended June 30, 2016 and 2017, respectively, arising from the operating results of our equity investees in the respective year.

Net Loss

As a result of the foregoing, we had net loss of US$87.1 million and US$165.2 million in the six months ended June 30, 2016 and 2017, respectively.

Adjusted Net Loss

Adjusted net loss, which is net loss adjusted to remove share-based compensation expense, was US$73.9 million and US$153.8 million in the six months ended June 30, 2016 and 2017, respectively. For a discussion of the limitations associated with using adjusted net loss rather than U.S. GAAP measures and a reconciliation to net income, see “—Non-GAAP Financial Measures.”

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue

Our total revenue increased by 18.3%, from US$292.1 million in 2015 to US$345.7 million in 2016. This increase was due to increases in revenue from our digital entertainment, digital financial services and other businesses.

•	Digital Entertainment Revenue. Our digital entertainment revenue increased by 16.3%, from US$282.0 million in 2015 to US$328.0 million in 2016. This increase was primarily due to the growth of our user base from QAUs of 44.7 million in the fourth quarter of 2015 to 50.4 million in the fourth quarter of 2016, as we launched new games and expanded our existing games into new markets, which in turn increased the number of paying users.

•	Other Revenue. Our other revenue increased by 74.0%, from US$10.2 million in 2015 to US$17.7 million in 2016. The increase was primarily due to the growth of our digital financial services business as well as other businesses. The number of registered AirPay counters increased from 68.2 thousand as of December 31, 2015 to 144.7 thousand as of December 31, 2016 as we expanded the number of counters in Thailand, Vietnam and Indonesia, while MAUs on AirPay App in December 2015 and 2016 increased from 185.0 thousand to 298.7 thousand, respectively, as we added use cases and further expanded our market penetration. As a result, the GTV completed on our digital financial services platform increased from US$198.1 million during 2015 to US$614.40 million during 2016.

Cost of Revenue

Our total cost of revenue increased by 26.2%, from US$184.3 million in 2015 to US$232.6 million in 2016. This increase was primarily due to the increases in cost of revenue from our digital entertainment, e-commerce and digital financial services businesses. Our total cost of revenue as a percentage of total revenue increased from 63.1% in 2015 to 67.3% in 2016.

•	Cost of Revenue for Digital Entertainment. Our cost of revenue for digital entertainment increased by 15.6%, from US$160.3 million in 2015 to US$185.3 million in 2016. The increase was primarily due to increased royalty payments to game developers as well as other costs directly associated with our business which were in line with the increasing revenue in our digital entertainment business.

•	Other Cost of Revenue. Our other cost of revenue increased by 96.8%, from US$24.0 million in 2015 to US$47.3 million in 2016. The increase was primarily due to increased payments to counter operators and other costs directly associated with our increased revenue from our digital financial services business, higher bank transaction fees relating to the increase in GMV for our e-commerce business that we started in June 2015, as well as higher staff compensation and benefit costs.

Gross Profit

As a result of the foregoing, our gross profit was US$107.8 million in 2015 and US$113.1 million in 2016. We had gross margins of 36.9% and 32.7% in 2015 and 2016, respectively, and our digital entertainment business had gross margins of 43.2% and 43.5% in 2015 and 2016, respectively.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 110.5%, from US$89.0 million in 2015 to US$187.4 million in 2016. This increase was primarily due to significant marketing efforts to grow our e-commerce business, primarily through promotions, which include subsidies for shipping, in order to increase our user base and enhance user engagement. During 2016, sales and marketing expenses relating to our digital entertainment and e-commerce businesses accounted for 23.5% and 67.4% of our total sales and marketing expenses, respectively.

General and Administrative Expenses

Our general and administrative expenses increased by 28.9%, from US$87.2 million in 2015 to US$112.4 million in 2016. This increase was primarily due to the expansion of our staff force, the increase in office facilities and its related expenses, a write-off of prepaid licensing fees and impairment of intangible assets, as well as the increase in professional fees and other expenses.

Research and Development Expenses

Our research and development expenses increased by 17.4%, from US$17.7 million in 2015 to US$20.8 million in 2016, primarily due to an increase in research and development staff force as we expanded and enriched our product offerings.

Other Income, Expenses, Gains and Losses

Our net interest income, interest expense, investment gain, net and foreign exchange gain (loss) was a net gain of US$8.5 million in 2016, compared to a net loss of US$4.4 million in 2015. The change was primarily attributable to a net investment gain of US$9.4 million in 2016 and a decrease in foreign exchange loss of US$3.3 million. Net investment gain in 2016 was mainly attributable to the disposal of an investment, partially offset by an impairment loss of other investments. Foreign exchange losses in 2015 and 2016 were mainly attributable to settled and unsettled financial assets and liabilities denominated in foreign currencies within our subsidiaries.

Loss before Income Tax and Share of Results of Equity Investees

As a result of the foregoing, we had loss before income tax and share of results of equity investees of US$196.9 million in 2016, compared to US$87.5 million in 2015.

Income Tax Expense

We had income tax expense of US$11.7 million in 2015 and US$8.5 million in 2016. Our income tax expenses in 2015 and 2016, despite a US$87.5 and US$196.9 million loss before income tax, was primarily caused by withholding tax expense as well as unrecognized deferred tax assets arising from losses in our new businesses.

Share of Results of Equity Investees

We had share of losses of equity investees of US$8.1 million in 2015 and US$19.5 million in 2016, respectively, arising from the operating results of our equity investees in the respective year.

Net Loss

As a result of the foregoing, we had net loss of US$107.3 million in 2015 and US$225.0 million in 2016.

Adjusted Net Loss

Adjusted net loss, which is net loss adjusted to remove share-based compensation expense, was US$86.8 million in 2015 and US$196.1 million in 2016. For a discussion of the limitations associated with using adjusted net loss rather than U.S. GAAP measures and a reconciliation to net income, see “—Non-GAAP Financial Measures.”

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenue

Our total revenue increased by 81.7%, from US$160.8 million in 2014 to US$292.1 million in 2015. This increase was due to increases in revenue from each of our digital entertainment, digital financial services and other services.

•	Digital Entertainment Revenue. Our digital entertainment revenue increased by 81.8%, from US$155.1 million in 2014 to US$282.0 million in 2015. This increase was primarily due to the growth of our user base, from QAUs of 31.0 million in the fourth quarter of 2014 to 44.7 million in the fourth quarter of 2015, as we launched new games and expanded our existing games into new markets, which in turn increased the number of paying users.

•	Other Revenue. Our other revenue increased by 78.9%, from US$5.7 million in 2014 to US$10.2 million in 2015. This increase was primarily due to the initial ramp-up of our digital financial services business as well as the growth of our other businesses. We began our digital financial services operations in April 2014 and had 68.2 thousand registered AirPay counters as of December 31, 2015, 185.0 thousand MAUs on the AirPay App in December 2015 and US$198.1 million GTV completed on our digital financial services platform during 2015.

Cost of Revenue

Our total cost of revenue increased by 47.9%, from US$124.6 million in 2014 to US$184.3 million in 2015. This increase was primarily due to increases in cost of revenue from our digital entertainment business and our other businesses. Our total cost of revenue as a percentage of total revenue decreased from 77.5% in 2014 to 63.1% in 2015.

•	Cost of Revenue for Digital Entertainment. Our cost of revenue for digital entertainment increased by 40.9%, from US$113.7 million in 2014 to US$160.3 million in 2015. The increase was primarily due to increased royalty payments to game developers as well as other costs directly associated with our business which were in line with the increasing revenue in our digital entertainment business.

•	Other Cost of Revenue. Our other cost of revenue increased by 121.9%, from US$10.8 million in 2014 to US$24.0 million in 2015. The increase was primarily due to increased payments to counter operators and other costs directly associated with our increased revenue from our digital financial services business, higher bank transaction fees relating to increases in GMV for our e-commerce business that we started in June 2015, as well as larger staff compensation and benefit costs.

Gross Profit

As a result of the foregoing, our gross profit increased by 198.0%, from US$36.2 million in 2014 to US$107.8 million in 2015. We had gross margins of 22.5% and 36.9%, and our digital entertainment business had gross margins of 26.7% and 43.2% in 2014 and 2015, respectively.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 29.4%, from US$68.8 million in 2014 to US$89.0 million in 2015. This increase was primarily due to marketing efforts to grow our digital entertainment, e-commerce and digital financial services businesses.

General and Administrative Expenses

Our general and administrative expenses increased by 93.9%, from US$45.0 million in 2014 to US$87.2 million in 2015. This increase was primarily due to the expansion of our staff force, increases in office facilities and expenses, impairment and write-off of intangible assets as well as an increase in professional fees and other expenses.

Research and Development Expenses

Our research and development expenses increased by 60.4%, from US$11.1 million in 2014 to US$17.7 million in 2015, primarily due to increases in research and development staff force as we expanded and enriched our product offerings.

Other Income, Expense, Gains and Losses

Our net interest income, interest expense and foreign exchange gain (loss) was a net gain of US$0.4 million in 2014, compared to a net loss of US$4.4 million in 2015. The change was primarily attributable to a change in foreign exchange gain (loss) from a gain of US$0.4 million in 2014 to a loss of US$4.9 million in 2015. Foreign exchange loss in 2015 was mainly attributable to settled and unsettled financial assets and liabilities denominated in foreign currencies within our subsidiaries.

Loss before Income Tax and Share of Results of Equity Investees

As a result of the foregoing, we had loss before income tax and share of results of equity investees of US$87.5 million in both 2014 and 2015.

Income Tax Expense

We had income tax expense of US$2.5 million in 2014 and US$11.7 million in 2015. Our income tax expenses in 2014 and 2015, in spite of a US$87.5 million loss before income tax in both years, were primarily caused by withholding tax expense as well as unrecognized deferred tax assets arising from losses in our new businesses.

Share of Results of Equity Investees

We had a share of losses of equity investees of US$0.9 million in 2014 and US$8.1 million in 2015, respectively, arising from the operating results of our equity investees in the respective year.

Net Loss

As a result of the foregoing, we had net loss of US$90.9 million in 2014 and US$107.3 million in 2015.

Adjusted Net Loss

Adjusted net loss was US$86.8 million in 2014 and US$86.8 million in 2015. For a discussion of the limitations associated with using adjusted net loss rather than U.S. GAAP measures and a reconciliation to net income, see “—Non-GAAP Financial Measures.”

Selected Quarterly Results of Operations

The following tables set forth our unaudited consolidated statements of operations data for each of the six quarters from January 1, 2016 to June 30, 2017, both in absolute amounts and as percentages of our total revenue, as well as our consolidated deferred revenue from our digital entertainment business as of the end of each of the six quarters from January 1, 2016 to June 30, 2017 in absolute amounts, which was unaudited as of the end of each quarter except that the amount as of December 31, 2016 was audited. The unaudited quarterly consolidated statements of operations data set forth below have been prepared on the same basis as our audited consolidated financial statements and includes all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the periods presented. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected quarterly results of operations section together with our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

	For the Three Months Ended
	March 31, 2016		June 30, 2016		September 30, 2016		December 31, 2016		March 31, 2017		June 30, 2017
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(unaudited)
	(thousands, except for percentages)
Unaudited Consolidated Statements of Operations Data:
Revenue:
Digital entertainment	73,318	95.8	86,082	95.5	86,178	95.2	82,407	93.2	87,586	93.2	91,459	90.1
Others	3,242	4.2	4,044	4.5	4,345	4.8	6,054	6.8	6,359	6.8	10,088	9.9

Total revenue	76,560	100.0	90,126	100.0	90,523	100.0	88,461	100.0	93,945	100.0	101,547	100.0
Cost of revenue:
Digital entertainment	(46,732)	(61.0)	(44,788)	(49.7)	(46,496)	(51.4)	(47,298)	(53.5)	(49,277)	(52.5)	(52,892)	(52.1)
Others	(8,158)	(10.7)	(10,994)	(12.2)	(12,253)	(13.5)	(15,879)	(18.0)	(17,561)	(18.7)	(22,814)	(22.5)

Total cost of revenue	(54,890)	(71.7)	(55,782)	(61.9)	(58,749)	(64.9)	(63,177)	(71.4)	(66,838)	(71.1)	(75,706)	(74.6)

Gross profit	21,670	28.3	34,344	38.1	31,774	35.1	25,284	28.6	27,107	28.9	25,841	25.4

Operating income (expenses):
Other operating income	462	0.6	859	1.0	367	0.4	415	0.5	218	0.2	163	0.2
Sales and marketing expenses	(27,600)	(36.1)	(46,479)	(51.6)	(51,530)	(56.9)	(61,763)	(69.8)	(63,898)	(68.0)	(74,087)	(73.0)
General and administrative expenses	(22,443)	(29.3)	(20,702)	(23.0)	(27,934)	(30.9)	(41,304)	(46.7)	(25,208)	(26.8)	(27,644)	(27.2)
Research and development expenses	(4,569)	(6.0)	(4,863)	(5.4)	(5,591)	(6.2)	(5,786)	(6.5)	(6,252)	(6.7)	(6,739)	(6.6)

Total operating expenses	(54,150)	(70.7)	(71,185)	(79.0)	(84,688)	(93.6)	(108,438)	(122.6)	(95,140)	(101.3)	(108,307)	(106.7)

Operating loss	(32,480)	(42.4)	(36,841)	(40.9)	(52,914)	(58.5)	(83,154)	(94.0)	(68,033)	(72.4)	(82,466)	(81.2)
Interest income	100	0.1	186	0.2	184	0.2	271	0.3	144	0.2	329	0.3
Interest expense	(6)	(0.0)	(3)	(0.0)	(5)	(0.0)	(9)	(0.0)	(2,250)	(2.4)	(6,747)	(6.6)
Investment gain (loss), net	(432)	(0.6)	(52)	(0.1)	(5,103)	(5.6)	15,021	17.0	(225)	(0.2)	(134)	(0.1)
Foreign exchange (loss) gain	(386)	(0.5)	(2,182)	(2.4)	1,052	1.2	(133)	(0.2)	(148)	(0.2)	(641)	(0.6)

Loss before income tax and share of results of equity investees	(33,204)	(43.4)	(38,892)	(43.2)	(56,786)	(62.7)	(68,004)	(76.9)	(70,512)	(75.1)	(89,659)	(88.3)
Income tax expense	(1,830)	(2.4)	(4,241)	(4.7)	(3,522)	(3.9)	1,047	1.2	(1,932)	(2.1)	(2,230)	(2.2)
Share of results of equity investees	(3,155)	(4.1)	(5,805)	(6.4)	(5,284)	(5.8)	(5,279)	(6.0)	(632)	(0.7)	(230)	(0.2)

Net loss	(38,189)	(49.9)	(48,938)	(54.3)	(65,592)	(72.5)	(72,236)	(81.7)	(73,076)	(77.8)	(92,119)	(90.7)

Adjusted net loss(1)	(30,455)	(39.8)	(43,462)	(48.2)	(60,217)	(66.5)	(61,980)	(70.1)	(66,963)	(71.3)	(86,871)	(85.5)

	As of
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017
	(US$ thousands)
Deferred revenue from digital entertainment(2)	269,209	260,929	257,947	258,894	283,328	305,881

(1)	To see how we define and calculate adjusted net loss, a reconciliation between adjusted net loss and net loss (the most directly comparable U.S. GAAP financial measure) and a discussion about the limitations of non-GAAP financial measures, see “—Non-GAAP Financial Measures” below.
(2)	Substantially all of our deferred revenue as of December 31, 2015 were from our digital entertainment business.

The growth of our quarterly total revenue overall was primarily driven by the growth of our digital entertainment, digital financial services and other businesses. We are subject to fluctuations in quarterly results as a result of the fluctuations in consumer demand for mobile and PC online games during certain months and holidays. Timing of new game releases in different markets in GSEA and the timing of the promotional and marketing activities also contributed to the fluctuations in quarterly results. In addition, deferred revenue for our digital entertainment business is subject to fluctuations as it is primarily driven by the estimated service delivery obligation period, which is mainly determined by users’ usage patterns and playing behaviors. We believe providing information regarding deferred revenue for our digital entertainment business is helpful in understanding trends in our ability to generate revenue on a quarterly basis, given that the deferred revenue will be recognized in future periods. See “Critical Accounting Policies—Revenue Recognition—Digital Entertainment” for a description of our revenue recognition policy in our digital entertainment business.

Our cost of revenue increased in absolute value as a result of the growth in our businesses, but decreased as a percentage of total revenue during the second and third quarters primarily due to economies of scale and changes in respective game revenue contribution, partially offset by the cost increase in growing and expanding our e-commerce and digital financial services businesses. Our sales and marketing expenses increased both in absolute value and also as a percentage of total revenue over the five quarters primarily because we expended significant marketing efforts to grow our e-commerce business, primarily through promotions, which include subsidies for shipping, in order to increase our user base and enhance user engagement. Our general and administrative expenses were higher in the fourth quarter of 2016 relative to other quarters primarily due to higher share-based compensation expenses, impairment and write-off of intangible assets as well as an increase in professional fees. Over the same period, our adjusted net loss increased generally due to a combination of the above reasons.

The factors described above and the short operating history of some of our businesses make it difficult for us to accurately identify recurring seasonal trends in our business. Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. See “Risk Factors—Risks Related to Our Business—Our results of operations are subject to fluctuations.”

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use adjusted net loss, a non-GAAP financial measures, as described below, to understand and evaluate our core operating performance. This non-GAAP financial measure, which may differ from similarly titled measures used by other companies, is presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

Adjusted net loss is defined as net loss excluding share-based compensation expense. We believe that adjusted net loss provides useful information to investors and others in understanding and evaluating our operating results. This non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP.

The tables below present reconciliations of adjusted net loss to net loss, the most directly comparable U.S. GAAP financial measure, for the periods indicated.

	For the Year Ended December 31,			For the Three Months Ended
	2014	2015	2016	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017
				(unaudited)
	(US$ thousands)
Net loss	(90,879)	(107,336)	(224,955)	(38,189)	(48,938)	(65,592)	(72,236)	(73,076)	(92,119)
Add: Share-based compensation	4,048	20,564	28,841	7,734	5,476	5,375	10,256	6,113	5,248

Adjusted net loss	(86,831)	(86,772)	(196,114)	(30,455)	(43,462)	(60,217)	(61,980)	(66,963)	(86,871)

The use of adjusted net loss has material limitations as an analytical tool, as adjusted net loss does not include all items that impact our net loss or income for the period and share-based compensation is a recurring significant expense. In addition, because this non-GAAP measure may not be calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies.

Segment Reporting

We have three reportable segments, namely, digital entertainment, e-commerce and digital financial services. The chief operating decision maker reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment.

The table below sets forth revenue generated from each segment, both in absolute amount and as a percentage of total revenue, for the periods indicated.

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2014		2015		2016		2016		2017
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
							(unaudited)
	(US$ thousands, except for percentages)
Digital entertainment	155,075	96.5	281,963	96.5	327,985	94.9	159,400	95.6	180,119	92.1
E-commerce(1)	—	—	—	—	—	—	—	—	1,185	0.6
Digital financial services	181	0.1	9,003	3.1	19,721	5.7	7,217	4.3	19,395	9.9
All others(2)	5,500	3.4	8,318	2.8	11,832	3.4	4,945	3.0	7,881	4.0
Inter-segment(3)	—	—	(7,160)	(2.4)	(13,868)	(4.0)	(4,876)	(2.9)	(13,088)	(6.6)

Total revenue	160,756	100.0	292,124	100.0	345,670	100.0	166,686	100.0	195,492	100.0

(1)	We began monetizing our e-commerce business in 2017.
(2)	All others include revenue from interactive live streaming services, sale of merchandise in offline marketing and eSports events and other income.
(3)	Inter-segment represents cross segment revenue generated primarily from our digital financial services business in providing services to our digital entertainment and e-commerce businesses.

For a period-to-period analysis of our segment revenue for digital entertainment and digital financial services, see “—Results of Operations” for details.

Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been investments from our shareholders through private placements and cash generated from operating activities. For details of the private placements of our securities in the last three years, see “Description of Share Capital—History of Securities Issuances.”

As of December 31, 2014, 2015 and 2016 and June 30, 2017, we had US$86.0 million, US$116.2 million, US$170.1 million and US$651.1 million, respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months. Our cash and cash equivalents are primarily denominated in U.S. Dollars as well as in local currencies of the markets where we operate. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funds raised from financing activities, including the net proceeds we will receive from this offering. We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months without considering the proceeds from this offering.

We had a negative working capital position (which is the difference between current assets and current liabilities) of US$52.8 million as of December 31, 2014, negative US$14.7 million as of December 31, 2015, positive US$46.1 million as of December 31, 2016 and positive US$534.5 million as of June 30, 2017, mainly due to increases in cash from our private placement financing activities, including the issuance of convertible promissory notes. The major factor for our negative working capital position is deferred revenue relating to our game business which is recognized as revenue in subsequent periods.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2014	2015	2016	2016	2017
				(unaudited)
	(US$ thousands)
Net cash generated from (used in) operating activities	2,458	(25,097)	(114,726)	(36,131)	(131,172)
Net cash used in investing activities	(51,203)	(129,442)	(29,931)	(29,391)	(17,393)
Net cash generated from financing activities	113,088	187,816	199,622	168,083	626,976
Effect of foreign exchange rate changes on cash and cash equivalents	(633)	(3,070)	(1,090)	1,147	2,571
Net increase in cash and cash equivalents	63,710	30,207	53,875	103,708	480,982
Cash and cash equivalents at beginning of year/period	22,286	85,996	116,203	116,203	170,078
Cash and cash equivalents at the end of the year/period	85,996	116,203	170,078	219,911	651,060

Operating Activities

Net cash used in operating activities amounted to US$131.2 million for the six months ended June 30, 2017. This was primarily attributable to a net loss of US$165.2 million, more cash used for prepaid expenses and other assets of US$57.1 million largely attributable to higher working capital needs to support the expansion of our business operations and an increase in restricted cash to

US$15.4 million attributable to money held on behalf of customers relating to the growth of our e-commerce and digital financial services businesses. These were partially offset by an increase in deferred revenue of US$38.1 million attributable to changes in the mix of our games and different estimations of service delivery obligation periods across different games, an increase in accrued expenses and other payables of US$31.6 million, an increase in amounts due to related parties of US$11.6 million and adjustments for US$11.4 million of share-based compensation, US$9.9 million for depreciation of property and equipment and US$7.9 million for amortization of intangible assets.

Net cash used in operating activities amounted to US$114.7 million in 2016. This was primarily attributable to a net loss of US$225.0 million, more cash used for prepaid expenses and other current assets of US$25.3 million largely attributable to higher working capital needs to support the expansion of our business operations and an increase in restricted cash of US$12.9 million attributable to money held on behalf of customers relating to the growth of our e-commerce and digital financial services businesses. These were partially offset by an increase in accrued expenses and other payables of US$47.2 million and adjustments for US$28.8 million of share-based compensation, US$21.6 million for amortization of intangible assets, US$19.5 million for share of results from equity investees, US$18.0 million for depreciation of property and equipment and US$14.7 million for net gain on disposal of investments.

Net cash used in operating activities amounted to US$25.1 million in 2015. This was primarily attributable to a net loss of US$107.3 million and more cash used for prepaid expenses and other current assets of US$28.5 million due to higher working capital needs to support the expansion of our business operations. These were partially offset by an increase in accrued expenses and other payables of US$26.3 million due to the expansion of our businesses and an increase in deferred revenue of US$25.1 million attributable to changes in the mix of our games and different estimation of service delivery obligation periods across different games, as well as adjustments for US$20.6 million for share-based compensation, US$15.1 million for depreciation of property and equipment and US$14.2 million for amortization of intangible assets.

Net cash generated from operating activities amounted to US$2.5 million in 2014. This was primarily attributable to an increase in deferred revenue of US$61.7 million attributable to changes in the mix of our games and different estimation of service delivery obligation periods across different games, increase in accrued expenses and other payables, amounts due to related parties and income tax payable with a total of US$17.3 million, increase in advances from customers of US$9.3 million, adjustments of US$10.0 million to depreciation of property and equipment, and US$8.4 million for amortization of intangible assets. These were partially offset by a net loss of US$90.9 million, as well as the increase in deferred income tax assets of US$11.7 million arising from increased deferred revenue.

Investing Activities

Net cash used in investing activities amounted to US$17.4 million for the six months ended June 30, 2017. This was primarily attributable to the purchase of property and equipment of US$15.6 million for the expansion of our businesses, the purchase of intangible assets of US$2.3 million and the purchase of non-marketable equity and other investments of US$1.1 million. These were partially offset by the repayment of a loan of US$1.8 million by a related party.

Net cash used in investing activities amounted to US$29.9 million in 2016. This was primarily attributable to the purchase of investments of US$19.9 million, the purchase of property and equipment of US$17.0 million for the expansion of our businesses and our staff forces, and the purchase of intangible assets of US$7.6 million for our new licensed games from game developers. These were partially offset by proceeds from the disposal of investments of US$18.5 million.

Net cash used in investing activities amounted to US$129.4 million in 2015. This was primarily attributable to the purchase of intangible assets of US$50.8 million for the licensing of new games for the expansion of our digital entertainment business, the purchase of investments of US$52.1 million, the purchase of property and equipment of US$25.8 million for the expansion of our business and our staff force.

Net cash used in investing activities amounted to US$51.2 million in 2014. This was primarily attributable to the purchase of intangible assets of US$22.2 million primarily due to acquisition of an intellectual property right, purchase of property and equipment of US$19.3 million for the expansion of our businesses and our staff force and the purchase of investments of US$9.7 million.

Financing Activities

Net cash generated from financing activities amounted to US$627.0 million for the six months ended June 30, 2017, primarily attributable to the proceeds of US$625.0 million from the issuance of convertible promissory notes in the six months ended June 30, 2017.

Net cash generated from financing activities amounted to US$199.6 million in 2016, primarily attributable to net proceeds of US$194.6 million from the issuance of series B preference shares.

Net cash generated from financing activities amounted to US$187.8 million in 2015, primarily attributable to the proceeds from issuance of ordinary shares of US$185.0 million.

Net cash generated from financing activities amounted to US$113.1 million in 2014, primarily attributable to the proceeds from issuance of ordinary shares of US$118.6 million, partially offset by repayment to a related party of a borrowing of US$10.0 million.

Convertible Promissory Notes

We issued a convertible promissory note in the principal amount of US$230 million to Hillhouse GAR Holdings Limited (formerly HH RSV-XVI Holdings Limited) in January 2017, a convertible promissory note in the principal amount of US$100 million to Tencent Limited in March 2017, and eight other convertible promissory notes in the aggregate principal amount of US$345 million to private investors in March, April, May and July 2017. These convertible promissory notes will mature on the third anniversary of the issuance date, subject to a further extension right of the holder if our initial public offering does not occur within the first three years. Unless otherwise converted or redeemed, we will repay the full outstanding and unpaid principal amounts in full on the maturity date. Interest accrues on the outstanding unconverted and unpaid principal amount at the rate of 5% per annum compounded annually until the first to occur of (i) the maturity date, subject to further extension at investors’ election, (ii) the last day of the lockup period related to the initial public offering, (iii) the date of any conversion of the convertible promissory note in full, and (iv) the date of any other repayment or redemption of the convertible promissory note in full. Following the initial public offering, the principal amounts of the convertible promissory notes may be converted, in whole or in part, into our Class A ordinary shares at a conversion price calculated based on an agreed formula (which stipulates a discount to the initial public offering price based on a discount rate and the period between the issuance date of the convertible promissory note and the pricing date of this offering), subject to certain anti-dilution adjustments. The investors agree not to sell or otherwise transfer or dispose of the note and the conversion shares up to 180 days immediately after the initial public offering.

Prior to the completion of this offering, the conversion option did not qualify for derivative accounting as there was no public market for trading of the underlying Class A ordinary shares which the convertible promissory notes could be converted into nor could they be readily convertible into cash. Following the completion of this offering, as there will be a public market for ADSs representing the Class A ordinary shares, the conversion option of the convertible promissory notes will be subject to derivative accounting. We intend to use the fair value option which requires the convertible promissory notes to be measured at fair value with any changes in fair value recognized in earnings. Subsequent to the completion of this offering, we expect that there will be fluctuations to our consolidated statement of operations as a result of the changes in fair value of the convertible promissory notes.

Capital Expenditures

Our capital expenditures amounted to US$41.6 million, US$76.7 million, US$24.5 million and US$18.0 million in 2014, 2015, 2016 and the six months ended June 30, 2017, respectively. In the past, our capital expenditures were incurred for purchases of property and equipment and intangible assets, such as game licenses and other intellectual property rights. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2017.

		Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(US$ thousands)
Operating lease commitments	96,311	19,837	41,749	23,984	10,741
Purchase commitments	23,355	13,355	10,000	—	—
Minimum guarantee commitments(1)	90,690	19,290	30,000	33,400	8,000

Total	210,356	52,482	81,749	57,384	18,741

(1)	We have commitments to pay minimum royalty fees to game developers for certain online games we have licensed.

Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2017.

Internal Control Over Financial Reporting

Prior to this offering, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements for the years ended December 31, 2014, 2015 and 2016, we and our independent registered public accounting firm identified one material weakness as of December 31, 2016, in accordance with the standards established by PCAOB. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to our insufficient accounting resources and processes necessary to comply with the reporting and compliance requirements of U.S. GAAP and the SEC. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness or significant deficiency in our internal control over financial reporting, as we and they will be required to do once we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

We do not believe that such material weakness had a significant impact on our financial reporting. To remedy our identified material weaknesses and control deficiencies, we plan to adopt several measures that will improve our internal control over financial reporting, including: (i) recruit experienced personnel with relevant past experience working on U.S. GAAP and SEC reporting; (ii) engage an external consulting firm to assist us in assessing Sarbanes-Oxley compliance readiness and improve overall internal controls; (iii) conducting regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, including sending our financial staff to attend external U.S. GAAP training courses; (iv) improving monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of financial reporting; and (v) establishing an audit committee and hold regular meetings between our management, audit committee and our independent registered public accounting firm.

We expect to complete the measures above as soon as practicable and we will continue to implement measures to remedy our internal control deficiencies in order to meet the deadline imposed under Section 404 of the Sarbanes-Oxley Act. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. If we fail to develop or maintain an effective system of internal controls over our financial reporting, we may not be able to accurately report our financial results, prevent fraud or meet our reporting obligations. As a result, investor confidence and the market price of our Class A ordinary shares may be materially and adversely affected. See “Risk Factors—Risks Related to Our Business—A material weakness in our internal control over financial reporting has been identified, and if we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

Holding Company Structure

Sea Limited is a holding company that does not have substantive operations. We conduct our operations in GSEA primarily through our subsidiaries and our consolidated affiliated entities. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, as determined in accordance with local regulations, our subsidiaries and VIEs in certain GSEA markets may be restricted from paying us dividends offshore or from transferring a portion of their assets to us, either in the form of dividends, loans or advances, unless certain requirements are met and regulatory approvals are obtained. See “Risk Factors—Risks Related to Doing Business in Greater Southeast Asia—The ability of our subsidiaries in certain GSEA markets to distribute dividends to us may be subject to restrictions under their respective laws.” Even though we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

Certain of the markets in which we have significant subsidiaries, including Indonesia and Thailand, require those subsidiaries to establish and fund statutory reserves. Indonesian laws require a limited liability company to reserve a certain amount from its net profit each year as a reserve fund until such fund amounts to at least 20% of its issued and paid up capital. Thailand regulations require a private limited liability company to allocate at least 5% of its retained earnings into a legal reserve fund at the time the dividend is paid until and unless the legal reserve fund reaches 10% of the company’s registered capital. The legal reserve is not available for dividend distribution.

The table below sets forth the respective revenue contributions of (i) our company and our subsidiaries and (ii) our VIEs for the periods indicated as a percentage of total revenue:

	Revenue(1)
	For the Year Ended December 31,			For the Six Months Ended June 30,
	2014	2015	2016	2016	2017
Our company and our subsidiaries	56.2%	54.7%	54.4%	53.8%	54.3%
Our VIEs	43.8%	45.3%	45.6%	46.2%	45.7%

(1)	The percentages given exclude inter-company transactions among Sea Limited, our subsidiaries and our VIEs.

The table below sets forth the respective asset contributions of (i) our company and our subsidiaries and (ii) our VIEs as of the dates indicated as a percentage of total assets:

	Total Assets(1)
	As of December 31,			As of June 30,
	2014	2015	2016	2017
Our company and our subsidiaries	60.9%	64.6%	67.1%	81.4%
Our VIEs	39.1%	35.4%	32.9%	18.6%

(1)	The percentages given exclude inter-company balances among Sea Limited, our subsidiaries and our VIEs.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenue and expenses. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue Recognition

Consistent with the criteria under ASC 605, Revenue Recognition, we recognize revenue from sales of our services when there is persuasive evidence that an arrangement exists, services have been provided to the customer, the sales price is fixed or determinable and collection of the resulting customer’s receivable is reasonably assured.

Digital Entertainment

We license online games from game developers and distribute them through our PC-based and mobile-based applications as well as certain app stores. We offer many ways for users to purchase in-game virtual items, including the AirPay platform, other online payment gateways, bank transfers, credit cards, mobile phone billing and prepaid cards, including our own prepaid cards, which are sold through agents. As we have a direct contractual arrangement with our paying users and have the right to determine the price to be paid by such users, the gross proceeds collected from these channels represent revenue to be recognized, while the amounts retained by these channels based on a predetermined percentage represent our cost of revenue to be recognized.

Proceeds from these sales are initially recognized as “Advances from customers” and are subsequently reclassified to “Deferred revenue” when the users make in-game purchases of the virtual currencies or virtual items within the games that we operate and such in-game purchases are no longer refundable.

For the licensed games, we record revenue inclusive of the royalties payable to game developers, which are based on revenue-sharing ratios, because we act as the principal in these arrangements. We have determined that we are acting as the principal in offering these services because we are the primary obligor in the arrangement and we have latitude in establishing the selling price of the virtual items.

Revenue is recognized when services are provided to the users. For purposes of determining when the services are provided to the users, we have determined that an implied obligation exists to the paying users to continue providing access to the virtual items purchased within the online games over an estimated delivery obligation period. Such delivery obligation period is determined in accordance with the estimated average lifespan of the virtual items sold. Where we do not have sufficient data to determine the estimated average lifespan of the virtual items, the delivery obligation period is determined based on the estimated average lifespan of the users or estimated game licensing periods, depending upon the available data. For this we will use one of the following three models:

•	Item-based revenue model. Virtual items have different lifespan patterns: time-based, consumable and durable. Time-based virtual items are items with a stated expiration time, for which revenue is recognized ratably over the period based on the time unit of the virtual items. Consumable virtual items are items that can be consumed by a specific user action and do not provide continuing benefits. Revenue attributable to consumable virtual items is recognized upon consumption. Durable virtual items are items that provide the user with continuing benefits over an extended period of time. Revenue attributable to durable virtual items is recognized ratably over their average lifespan, which is estimated based on users’ historical usage patterns and playing behaviors for the virtual items. We assess the estimated average lifespan of durable virtual items on a quarterly basis. When new durable virtual items are launched and only a limited amount of historical data is available to estimate the durable virtual items’ lifespan, we recognize revenue from the sale of the new durable virtual items over the estimated game licensing periods. Once sufficient data is available, we reassess estimates and changes are applied prospectively to prior transactions for which revenue was initially deferred and continues to be recognized in future periods.

•

User-based revenue model. Where we do not have sufficient data to use the item-based revenue model, revenue of the virtual items is recognized ratably over the estimated paying users’ average lifespan. We track paying users’ activeness within each game that is using the user-based revenue model to estimate paying users’ average lifespan. Paying users are defined as inactive in a game when they have reached a period of inactivity for which it is reasonable to believe that these users will not return to that game. We determine the inactive rate of these paying users and revise the estimated paying users’ average lifespan on a quarterly basis.

•	Game-based Revenue Model. When a new game is launched and only a limited period of data is available for our analysis, or when we have limited data to estimate paying users’ and virtual items’ lifespan, revenue is recognized ratably over the estimated game licensing periods.

The transition from game-based revenue models to more data intensive user-based and item-based revenue models is largely dependent on the availability of data which is constrained by how game developers design their games. Subject to the availability of the data of the respective games, we generally take an average of two to three quarters to transition from a game-based revenue model to a user-based revenue model. The transition to an item-based revenue model requires more extensive in-game user data and analysis of the features of virtual items and generally takes more than one year.

Determining the estimated service period is subjective and requires management’s judgment. Future users’ usage patterns and playing behavior may differ from the historical usage patterns and playing behavior, on which our revenue recognition policy is based. We are committed to continually monitoring our actual operational statistics, users’ usage patterns and playing behavior of our online games and to comparing these actual statistics with our original estimates and to refining these estimates and assumptions when they materially differ from the actual statistics.

Sale of Goods

We also sell certain goods, including prepaid telecommunication cards, through our digital financial services platform. We evaluate whether it is appropriate to record the gross amount of sales and related costs or the net amount earned as commissions. Generally, when we are primarily obligated in a transaction, have inventory risk, have latitude in establishing prices and/or selecting suppliers, or we have several but not all of these indicators, revenue is recorded at the gross sale price. We generally record the net amounts as commissions earned if we are not primarily obligated, have no inventory risk and do not have latitude in establishing prices. Such amounts earned are determined using a fixed percentage of the gross sales price.

Commission Income from Digital Financial Services Business

We earn commissions from merchants and AirPay counters when transactions are completed and settled through our digital financial services platform. These commissions are generally determined as a percentage based on the value of the merchandise being sold by the merchants. Revenue related to commission is recognized in the consolidated statements of operations at the time when the underlying transaction is completed.

Commission Income from E-commerce Business

Commencing from April 2017, our e-commerce business charges sellers on its marketplace a fixed rate commission fee based on gross merchandise values in selected markets. Fees are charged when the transactions are completed and settled. As we are not the primary obligor in such transactions, do not bear the inventory risk and do not have the ability to establish the prices of the merchandise sold, commission fees are recognized on a net basis.

Our e-commerce business operates a customer loyalty program, where end users who purchase merchandise through Shopee’s platform are given Shopee coins which will entitle them to a discount on future purchases from selected sellers. A portion of the commission income attributable to Shopee coins is deferred until they are redeemed or used. Any remaining unutilized Shopee coins are recognized as revenue upon expiry. In addition, we provide certain sales incentives, such as coupons, discounts and logistics incentives, to the end users as part of our plan to expand our market share in GSEA. Sales incentives given to end users as a result of a concurrent sale transacted on Shopee’s platform are recognized as reductions of the corresponding commission fees in accordance with ASC 605-50. To the extent the sales incentives exceed commission received, the excess will be recorded in sales and marketing expenses.

We have also commenced charging sellers advertising fees through a paid ads service offered on our Shopee platform. The paid ads service allows sellers to bid for keywords that match their product or service listing appearing in search or browser results on our Shopee marketplace. Their product or service listing will show higher in search rankings when users search for keywords they have bid on. Sellers prepay for paid ads services and the advertising income is recognized based on the number of clicks on the product or service listings during the service period.

Consolidation of VIEs

Our consolidated financial statements include the financial statements of Sea Limited, our subsidiaries and our VIEs for which we or one of our subsidiaries is the primary beneficiary. All significant inter-company transactions and balances between us, our subsidiaries and our VIEs are eliminated upon consolidation.

We operate in certain markets in GSEA that have restrictions on foreign ownership of local companies, including:

•	Taiwan laws and regulations prohibit PRC investors from investing in companies that operate business in statutory business categories, including computer recreational activities, software publication, third party payments and general advertising services that are not listed as permitted in the Positive Listings promulgated by Taiwan authorities. PRC investors investing in companies that operate business in statutory business categories that are listed as permitted in the Positive Listings are also required to apply for prior approval from Taiwan authorities.

•	In Vietnam, foreign ownership in companies engaging in online game business may not exceed 49%, and foreign ownership in companies engaging in e-payment business is restricted unless certain government approvals are obtained.

To comply with these foreign ownership restrictions, we conduct our businesses in Taiwan and our digital entertainment and e-payment businesses in Vietnam through VIEs using contractual arrangements, including:

•	loan agreements;

•	exclusive option agreements;

•	exclusive business cooperation agreements;

•	financial support confirmation letters;

•	powers of attorney; and

•	equity interest pledge agreements.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between us and these VIEs, through the irrevocable power of attorney, whereby the shareholders of each VIE effectively assigned all of the voting rights underlying their equity interest in the VIEs to us. Furthermore, pursuant to the loan agreements, exclusive option agreement and equity interest pledge agreement, we obtained effective control over the VIEs through the ability to exercise all of the rights of the shareholders of the VIEs and therefore the power to govern the activities that most significantly impact the economic performance of the VIEs. In addition, through the financial support confirmation letter and the exclusive business cooperation agreement, we demonstrate our ability and intention to continue the ability to absorb substantially all the expected losses and receive substantially all of the economic benefits of the VIEs. Thus, we are the primary beneficiary of these and consolidate these VIEs and their subsidiaries.

Investments

Our investments consist of cost method investments, available-for-sale investments and equity method investments.

In accordance with ASC 325-20, Investments—Other: Cost Method Investments, for investments in an investee over which we do not have significant influence, we carry the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. We regularly evaluate the impairment of its cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

In accordance with ASC 320, Investments—Debt and Equity Securities. We classify the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income for all categories of investments in securities are included in earnings. Any realized gains or losses, if any, on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. The securities that we have positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings. Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss. Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities would be recognized in earnings when the decline in value is determined to be other-than-temporary.

Investments in equity investees represent investments in entities in which we can exercise significant influence but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323-10, Investments—Equity Method and Joint Ventures: Overall. Under the equity method, we initially record our investment at cost and prospectively recognize our proportionate share of each equity investee’s net profit or loss into our consolidated statements of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheets. We evaluate equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of operations when the decline in value is determined to be other-than-temporary.

We discontinue applying equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. When we have other investments in the investee that have liquidation preferences more senior than the ordinary shares and the equity-method investment in the ordinary shares is reduced to zero, we continue to report its share of equity losses in the consolidated statement of operations to the extent of and as an adjustment to the adjusted basis of the other investments in the investee. The order in which those equity losses are applied to the other investments follows the seniority of the other investments.

Share-based Compensation

We adopted a share incentive plan in September 2009, or the 2009 Plan. Under the 2009 Plan, we can grant options or restricted share awards to our employees, directors and consultants of up to 50,000,000 ordinary shares (including voting and non-voting ordinary shares).

Share options and restricted share awards granted to employees are accounted for based on the grant date fair value and recognized as compensation expense over the requisite service period (which is generally the vesting period) in the consolidated statements of operations. We have elected to recognize compensation expense using the straight-line method for all share options and restricted share awards granted with service conditions that have a graded vesting schedule.

We estimate forfeitures at the time of grant and make revisions, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectation of optionee employee turnover rate and are adjusted to reflect future change in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. To the extent we revise this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. In 2014, 2015, 2016 and the six months ended June 30, 2017, we estimated that the forfeiture rate for both the management and non-management employees was zero. The impact of true up during each of these periods was not material.

The following table summarizes our employee share option activity as of the dates indicated:

	As of December 31,			As of June 30,
	2014	2015	2016	2017
Number of options granted	15,040,000	7,600,000	245,000	1,605,000
Weighted average exercise price (US$)	2.12	4.57	10.80	14.09
Weighted average grant date fair value (US$)	1.88	7.51	5.25	5.20

We calculated the estimated fair value of the options on the respective grant dates using the Black-Scholes option pricing model with the following assumptions:

	Granted in			Granted in the Six Months Ended June 30,
	2014	2015	2016	2017
Risk-free interest rates	1.87% - 2.36%	1.38% - 2.01%	1.18% - 1.76%	2.03% - 2.18%
Expected term	5.5 - 7 years	5.5 - 7 years	5.5 - 7 years	5.5 - 7 years
Expected volatility	54.0% - 56.1%	40.4% - 53.7%	39.4% - 41.2%	36.83% - 37.03%
Expected dividend yield	—	—	—	—

The Black-Scholes option pricing model was applied in determining the estimated fair value of the share options granted to employees. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility and the expected term of the option for which employees are likely to exercise their share options. The risk-free rate for periods within the contractual life of the option is based on the U.S. Dollar swap curve at the time of grant. We have used the simplified method to determine the expected term due to insufficient historical exercise data to provide a reasonable basis to estimate expected term. For expected volatilities, we have made reference to the historical price volatilities of ordinary shares of several comparable companies in the same industry as us. Because we have never declared or paid any cash dividends on our ordinary shares and do not presently plan to pay cash dividends in the foreseeable future, we used an expected dividend yield of zero. Changes in these assumptions could significantly affect the estimated fair value of our share options and hence the amount of compensation expense that we recognize in our consolidated financial statements. The estimated fair value of the ordinary shares, at the option grant dates, was determined with assistance from an independent third party valuation firm. Our management is ultimately responsible for the determination of the estimated fair value of its ordinary shares. The per option weighted-average grant-date fair value of share options granted in 2014, 2015, 2016 and the six months ended June 30, 2017 was US$1.88, US$7.51, US$5.25 and US$5.20, respectively.

The following table summarizes our restricted share awards activity as of the dates indicated:

	As of December 31,
	2015	2016
Number of restricted share awards granted	50,000	880,000
Weighted average grant date fair value (US$)	10.85	12.69

Share-based compensation costs for restricted share awards is measured based on the fair value of our ordinary shares on the date of grant, adjusted for discount due to lack of marketability which ranges between 13.2% and 23.9%.

Fair Value of Our Ordinary Shares

Prior to the completion of this offering, we were a private company with no quoted market prices for our ordinary shares. In determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation in connection with employee share options and restricted share awards granted before our initial public offering, we, with the assistance of our independent third party valuation firm, performed retrospective valuations instead of contemporaneous valuations because, at the time of the valuation dates, our financial and limited human resources were principally focused on business development and marketing efforts. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. The table below sets forth our estimates of the fair value of our ordinary shares at the grant dates in 2014, 2015, 2016 and 2017:

Date	Fair Value per Ordinary Share (US$)	DLOM(1)	Discount Rate
January 11, 2014	1.83	35%	21%
January 15, 2015	10.65	28%	18%
August 15, 2015	10.85	21%	19%
January 1, 2016	10.88	18%	21%
February 29, 2016	12.05	18%	21%
March 30, 2016	12.11	17%	21%
August 19, 2016	12.52	13%	21%
November 14, 2016	13.05	11%	21%
December 15, 2016	13.35	10%	21%
January 31, 2017	13.52	8%	20%
March 3, 2017	13.76	8%	20%
March 31, 2017	13.93	7%	20%
April 13, 2017	14.17	6%	20%
May 6, 2017	14.18	6%	20%
May 30, 2017	14.26	6%	20%

(1)	“DLOM” refers to discount for lack of marketability.

The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

We considered three generally accepted approaches to value our ordinary shares: the market approach, cost approach and income approach. We have adopted the income approach as our primary approach and used the market approach as a crosscheck. We have not relied on the cost approach because it does not directly include information about the economic benefits contributed by our assets, business or business interests.

The income approach is based on the assumption that value emanates from expectations of future income and cash flows. The income approach seeks to convert future economic benefits into a present value, and involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenue and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares. However, the fair value analyses are inherently uncertain and highly subjective and are based on assumptions, including no material changes in the existing political, legal and economic conditions in the markets which we operate; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts.

Under the income approach, we have applied the discounted cash flow method. We have used the concept of “free cash flow to firm,” or FCFF, being the cash flows left over after covering capital expenditure and working capital needs, to assess the overall enterprise value of our operating companies. Present value of our FCFF is a measure of enterprise value and a 100% equity interest is subsequently derived by taking the enterprise value, subtracting existing debt and adding cash and cash equivalents. Enterprise value is estimated based on the estimated present value of future net cash flows that the business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as terminal value.

The estimated present value is calculated using a discount rate based on the weighted average cost of capital, or WACC, which accounts for the time value of money and the appropriate degree of risks inherent in the business. Our calculation of WACC was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors. We have assumed a WACC of 18% to 21% for the grant dates.

Our total equity value was allocated between the preferred shares, ordinary shares, restricted share awards and share options based on a probability weighted method. We have also applied a discount for lack of marketability, or DLOM, to reflect the fact that there is no ready public market for our shares as we are a closely held private company.

The assumptions used in the above methodology are inherently uncertain. Different assumptions and judgments would affect our calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of share-based compensation expenses would also vary accordingly.

The market approach uses the guideline company method, which considers valuation metrics based on trading multiples of a selected industry peer group of companies.

The fair value of our ordinary shares increased from US$1.83 as of January 11, 2014 to US$10.65 as of January 15, 2015, mainly due to an updated business outlook based on a review of our actual financial performance due to our portfolio of new businesses. We also completed a private financing during May 2014 where we issued ordinary shares to third-party investors for a total consideration of US$118.2 million, which valued our ordinary shares at US$4.50 per share. During the same period, DLOM decreased from 35% to 28%, primarily due to our expectations for the timing of our initial public offering.

Between January 15, 2015 and May 30, 2017, the fair value of our ordinary shares increased from US$10.65 to US$14.26, as reflected in the table above. This increase was mainly due to the organic growth of our business and the continuous improvement in our financial performance as a whole. During this same period, DLOM decreased from 28% to 6%, primarily due to our expectations for the timing of our initial public offering.

Income Taxes

We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. We apply ASC 740, Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements.

We have elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “income tax” in the consolidated statements of operations.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands and our primary business operations are conducted through our subsidiaries and our consolidated VIEs. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains.

Singapore

Our subsidiaries incorporated in Singapore are subject to the Singapore Corporate Tax of 17% in 2014, 2015 and 2016. Garena Online was granted a five-year development and expansion incentive by the Singapore Economic Development Board, or the EDB, commencing from January 1, 2012, which grants a concessionary tax rate of 10% on qualifying income, subject to certain terms and conditions imposed by the EDB. When this incentive expired in 2016, Garena Online was awarded an extension of an additional five-year incentive starting from January 1, 2017, also subject to certain terms and conditions.

Others

Subsidiaries incorporated in other jurisdictions are subject to the respective statutory corporate income tax rates of the jurisdictions where they are resident.

The domestic statutory corporate income tax rate in Malaysia was reduced from 25% to 24% and in Vietnam from 22% to 20%, each with effect from assessment year 2016.

Quantitative and Qualitative Disclosure about Market Risks

Foreign Exchange Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities when revenue or expense is denominated in a foreign currency and our net investments in foreign subsidiaries. We have transactional currency exposures arising from sales or cost of revenue that are denominated in a currency other than the respective functional currencies of our subsidiaries, primarily Indonesian Rupiah, New Taiwan Dollar, Vietnamese Dong, Thai Baht and Singapore Dollar. The foreign currencies in which these transactions are denominated are mainly United States Dollar. Our sales and costs are denominated in the respective functional currencies of our subsidiaries. Our trade receivable and trade payable balances at the end of the reporting period have similar exposures. Such amounts include balances within the subsidiaries which, although eliminated from the consolidated balance sheets, will continue to contribute to foreign exchange risk exposures in the consolidated statements of operations and consolidated statements of comprehensive loss.

In recent months, foreign currency exchange rates for emerging markets currencies have experienced substantial volatility. It is difficult to predict how market forces or the government policies in the emerging markets may impact the exchange rates against the U.S. Dollar in the future. See “Risk Factors—Risks Related to Doing Business in Greater Southeast Asia—Fluctuations in foreign currency exchange rates will affect our financial results, which we report in U.S. Dollars.”

We estimate that we will receive net proceeds of approximately US$                     million from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on the assumed initial offering price of US$                     per ADS, being the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. The table below sets forth the impact that fluctuations in the U.S. Dollar relative to each of Indonesian Rupiah, New Taiwan Dollar, Vietnamese Dong, Thai Baht and Singapore Dollar would have on our net proceeds from this offering, assuming that we convert the full amount of the net proceeds into each of the respective currencies.

	Indonesian Rupiah(1)	New Taiwan Dollar(2)	Vietnamese Dong(3)	Thai Baht(2)	Singapore Dollar(2)
Conversion rate as of June 30, 2017 (per US$)	13,319	30.3800	22,431	33.9200	1.3765
Assuming 10% appreciation of the U.S. Dollar:
Conversion rate (per US$)	14,651	33.4180	24,674	37.3120	1.5142
Increase in net proceeds
Assuming 10% depreciation of the U.S. Dollar:
Conversion rate (per US$)	11,987	27.3420	20,188	30.5280	1.2389
Decrease in net proceeds

(1)	Jakarta interbank spot dollar rate published by Bank Indonesia.
(2)	Noon buying rates in The City of New York for cable transfers for customs purposes by the Federal Reserve Bank of New York.
(3)	Central rate published by The State Bank of Vietnam.

Credit Risk

We are exposed to credit risk from our operating activities (primarily from trade and other receivables) and from our financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Our objective is to seek continual revenue growth while minimizing losses incurred due to increased credit risk exposure. Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, other receivables, available-for-sale investments, and amounts due from related parties. As of December 31, 2014, 2015 and 2016 and June 30, 2017, substantially all of our cash and cash equivalents were held at major financial institutions in the respective locations of our region. We believe that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions.

Inflation Risk

The majority of our revenue was generated in Taiwan, Vietnam and Thailand in 2014, 2015, 2016 and the three months ended June 30, 2017. Inflation did not have a material impact on our results of operations.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board, or FASB, issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. GAAP.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•	Step 1: Identify the contract(s) with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

In August 2015, FASB issued its final standard formally amending the effective date of the new revenue recognition guidance. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes, or ASU 2015-17, that requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This ASU, which may be adopted either prospectively or retrospectively, is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted. Adoption of the ASU may result in changes in our presentation of deferred tax assets and liabilities on our financial position but will not affect the substantive content of our consolidated financial statements. We have early adopted this standard with effect from January 1, 2014.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10), or ASU 2016-01, which requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). This ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this ASU eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. An entity should apply the amendments by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The amendments related to equity securities without readily determinable fair values (including disclosure requirements) should be applied prospectively to equity investments that exist as of the date of adoption of the ASU. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases, or ASU 2016-02, which requires lessees to recognize assets and liabilities related to lease arrangements longer than 12 months on the balance sheet. This standard also requires additional disclosures by lessees and contains targeted changes to accounting by lessors. The updated guidance is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous U.S. GAAP. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-04, Liabilities—Extinguishment of Liabilities (Subtopic 405-20): Recognition of Breakage for Certain Prepaid Stored-Value Products, which provides a narrow scope exception to the derecognition guidance for recognition of breakage for certain prepaid stored-value products to require that breakage be accounted for consistent with the breakage guidance in Topic 606, Revenue from Contracts with Customers. The effective date of the amendments in this ASU should be aligned with the effective date of the amendments in Topic 606; that is, for public business entities, certain not-for-profit entities, and certain employee benefit plans for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Earlier application is permitted, including adoption in an interim period. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In March 2016, FASB issued ASU 2016-06, Derivatives and Hedging (Topic 815), which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this ASU is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. For public business entities, the amendments in this ASU are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. An entity should apply the amendments in this ASU on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. Early adoption is permitted, including adoption in an interim period. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This ASU makes targeted amendments to the accounting for employee share-based payments, including the accounting for income taxes, forfeitures, and statutory withholding requirements, as well as classification in the statement of cash flows. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of our portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. All entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU applies to all entities, including both business entities and not-for-profit entities that are required to present a statement of cash flows under Topic 230. This ASU addresses diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows.

This ASU is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. Topic 740, Income Taxes, prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. In addition, interpretations of this guidance have developed in practice for transfers of certain intangible and tangible assets. This prohibition on recognition is an exception to the principle of comprehensive recognition of current and deferred income taxes in U.S. GAAP. To more faithfully represent the economics of intra-entity asset transfers, the amendments in this ASU require that entities recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments in this ASU do not change U.S. GAAP for the pre-tax effects of an intra-entity asset transfer under Topic 810, Consolidation, or for an intra-entity transfer of inventory. For public business entities, the amendments in this ASU are effective for financial statements issued for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU does not provide a definition of restricted cash or restricted cash equivalents. This ASU is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for interim and annual periods beginning after December 15, 2017 and should be applied prospectively on or after the effective date. We have early adopted this ASU in 2014. The accounting effect is disclosed in note 4 to our consolidated financial statements.

OUR MARKET OPPORTUNITY

Regional Market Definition

We define our region of Greater Southeast Asia, or GSEA, as the combined markets of Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia and Singapore. Our region had 585.3 million people and US$3.0 trillion of GDP in 2016, approximately 1.8 times the population and one-sixth the GDP of the United States, according to the IMF Outlook.

GSEA is a physically vast region spanning over 5,300 kilometers at its outermost points, according to Frost & Sullivan. In the chart below, the seven markets of GSEA are shown, with the continental United States superimposed at scale for geographic comparison.

Total Addressable Market and Growth Potential

Our three key businesses of digital entertainment (focused on online games), e-commerce and digital financial services (focused on e-wallet payments) operate in market segments with substantial size and growth potential in our region.

The table below sets forth the current and forecast market size for the market segments within which our three key businesses operate.

	2016	2017E	2018E	2019E	2020E	2021E	2016-2021E CAGR
	(US$ billions, except for percentages)
GSEA online game market size(1)	3.5	4.3	5.4	6.6	7.6	8.6	19.6%
GSEA e-commerce market size(2)	23.0	28.9	37.1	47.7	62.3	82.8	29.2%
GSEA e-wallet market size(3)	6.5	8.4	11.1	15.0	19.0	24.4	30.1%

(1)	Refers to the aggregated market size based on the GSEA mobile game market size according to Newzoo and the GSEA PC online game market size according to Niko Partners

(2)	Source: Frost & Sullivan
(3)	Source: IDC

Key Thematic Drivers Across All of Our Businesses

There are multiple thematic drivers of our historical and anticipated future growth in GSEA which are broadly similar across each of our three key businesses. These themes fall into three main categories:

•	robust demographic and macroeconomic growth,

•	technology adoption trends, and

•	the digital transformation of industries.

Robust Demographic and Macroeconomic Growth

•	Large Population with Rapid Demographic Growth. GSEA was home to 585.3 million people in 2016, according to the IMF Outlook, and our region’s combined rate of population growth is faster than that of both the United States and China. According to the IMF Outlook, our region’s overall population grew at a 1.3% CAGR from 2000 to 2016, 2.5 times China’s 0.5% growth and 1.6 times the United States’ 0.9% growth over the same period, and is forecasted to grow at 1.2% annually from 2016 to 2021, 2.0 times and 1.6 times the population growth rates of China and the United States over the same period, respectively.

•	Rapidly Rising Regional GDP per Capita. Many of the markets of GSEA are also among the world’s fastest growing in terms of per capita GDP growth, according to the IMF Outlook. GSEA’s overall real GDP per capita grew at a CAGR of 3.4% from 2000 to 2016 and the IMF forecasts continued real GDP growth per capita at a CAGR of 3.2% from 2016 to 2021. Combining the effects of both population growth and per capita GDP growth, GSEA’s total GDP grew at a CAGR of 4.8% in real terms from 2000 to 2016 to US$3.0 trillion, and is forecasted to grow at a CAGR of 4.4% in real terms from 2016 to 2021, according to the IMF Outlook. This is substantially higher than the United States’ 2.1% and slightly lower than China’s 6.1% real GDP CAGR for the same period according to the IMF Outlook.

•	One of the World’s Largest Millennial Populations. GSEA was home to over 182.2 million millennials in 2016, defined as individuals born between 1982 and 2000, based on U.S. Census International Data Base. Millennials amounted to 31.1% of GSEA’s population compared to 26.1% for the United States. Millennials represent our core consumer segment and have important and positive implications to each of our businesses, given their greater willingness to explore and adopt new technologies and services.

Technology Adoption Trends

•	Rapid Growth in Internet Access, Particularly on Smartphones. In 2016, only 53.9% of GSEA’s population had internet access (either via mobile or PC), while only 40.5% of the population had access to smartphones. These are well behind the penetration levels of China (65.0% and 57.8%, respectively) and the United States (95.3% and 77.8%, respectively), according to Frost & Sullivan, based on population data from IMF Outlook. Frost & Sullivan, based on population data from IMF Outlook, forecasts GSEA internet access and smartphone penetration to continue to rise rapidly, reaching 92.8% and 89.1% by 2021, respectively.

Digital Transformation of Industries

•	Technology is Changing Consumer Behavior. GSEA’s large millennial population and the rapid growth in internet and smartphone penetration has changed how the region’s consumers engage with entertainment, retail, and financial services. Many of our consumers, particularly our millennial consumers, are internet-first and often mobile-first consumers of entertainment, retail, and financial services. This has supported entirely new business models. For example, multiplayer online games and eSports are entirely new categories of digital entertainment that did not exist before the internet. Likewise, mobile e-commerce and mobile e-wallets are entirely new categories of retail and financial services that did not exist at scale before widespread smartphone penetration.

•	Network Effects Driving Growth and Creating Barriers to Entry. We define a network effect as a business model where, after reaching a minimum critical scale, the more users that join a network, the more valuable that network becomes for each of its existing users. This accelerates user acquisition and forms an ongoing barrier to entry for competitors. Many of the world’s largest internet companies including our company have business models with strong embedded network effects. For example:

•	In our digital entertainment business, the more online game players join our Garena platform, the greater the enjoyment for all the players on the platform.

•	Our e-commerce business benefits from network effects between buyers, who often “follow” each other’s purchases, which in turn creates an embedded social network of influencers within our Shopee platform.

•	The more AirPay e-wallet users we acquire, the greater the potential for inter-user money transfer.

•	Virtuous Cycles also Driving Growth and Creating Barriers to Entry. Business models that link buyers and sellers through a common platform are often called “two-sided platforms.” After reaching a minimum critical scale, the more buyers who join the platform, the more sellers who also join, which in turn attracts more buyers. This dynamic is often called a “virtuous cycle.” Each of our businesses has historically benefited from virtuous cycles of growth.

•	E-commerce marketplaces, such as our Shopee platform, are an example of a two-sided platform, where the more consumers that become buyers, the more sellers join the platform. This creates greater product and price diversity which in turn encourages more buyers, creating a virtuous cycle.

•	In our digital entertainment business, we have observed that as more online game players became active users of our Garena platform, more game developers have expressed interest in offering their content exclusively on our platform, which in turn has attracted more game players.

•	We also enjoy this dynamic in our e-wallet payments business, where a rising number of consumer bill-payers has attracted additional merchant payees of our payments platform, which in turn attracts and retains more consumers.

•	Increasing Adoption of Technology by Small Businesses. A central theme of each of our three key businesses is creating opportunities for our region’s small businesses, whose growth in turn help to accelerate our expansion as an enabling platform.

•	In our digital entertainment business, we have 68.2 thousand owner-operated cybercafés as business partners, as of June 30, 2017. These small businesses have rapidly embraced the transition to online games and eSports, providing venues for local eSports tournaments and low-cost access to the internet and game-ready computers.

•	Our e-commerce business is built on a foundation of our sellers, most of whom are small businesses. During the second quarter of 2017, we had 1.6 million average monthly active sellers.

•	Our digital financial services business includes a network of 177.9 thousand registered retail counters as of June 30, 2017. These counters allow consumers to settle payments directly using our platform and users of the AirPay App to top-up their mobile e-wallets with cash. The vast majority of these retail counters are small businesses who have embraced our technology.

The subsections below provide a more detailed overview of growth drivers outlined above at an individual market level.

Demographic and Macroeconomic Growth by Market

GSEA is one of the world’s most populous regions with 585.3 million people, which represents 8.0% of the global population, spread across seven markets according to the IMF Outlook. GSEA’s population is 1.8 times that of the United States (323.3 million) and 42.3% of China (1.4 billion). GSEA’s population is expected to grow at a 1.2% CAGR to 621.3 million in 2021, 2.0 times and 1.6 times the population growth rate of China (0.6% CAGR) and the United States (0.8% CAGR) over the same period, respectively, according to the IMF Outlook.

Moreover, GSEA’s population is substantially younger than that of the United States and China. In 2016, 47.8% of the GSEA population was below the age of 30. This compares to 24.8% and 40.3% in the United States and China in 2016, respectively, according to Frost & Sullivan.

	Population (2016)(1)	Population (2021E)(1)	Population Growth (2016-2021E) CAGR(1)	% of Population Below Age 30 (2016)(2)
	(millions, except for percentages)
Indonesia	258.7	275.6	1.3%	46.9%
Taiwan	23.5	23.8	0.2%	38.9%
Vietnam	92.6	97.3	1.0%	50.1%
Thailand	69.0	69.3	0.1%	44.1%
The Philippines	104.2	115.0	2.0%	59.9%
Malaysia	31.7	34.4	1.7%	53.7%
Singapore	5.6	5.9	1.0%	40.8%

Total GSEA	585.3	621.3	1.2%	47.8%

United States	323.3	335.9	0.8%	24.8%
China	1,382.7	1,423.9	0.6%	40.3%

Source:	(1) IMF Outlook

(2) Frost & Sullivan

From 2000 to 2016, GSEA was one of the world’s fastest growing economic regions, with real GDP growth at a CAGR of 4.8% and nominal GDP growth at a CAGR of 7.4%, according to the IMF Outlook.

GSEA is also expected to be one of the world’s fastest growing regions over the next five years. The IMF Outlook forecasts GSEA real GDP to grow at a CAGR of 4.4% from 2016 to 2021, corresponding to a forecasted nominal GDP growth CAGR of 7.4%.

	Nominal GDP			Nominal GDP Growth		Real GDP Growth
	2000	2016	2021E	2000-16	2016-21E	2000-16	2016-21E
	(US$ billions)			(CAGR)		(CAGR)
Indonesia	179.5	932.4	1,465.8	10.8%	9.5%	5.4%	5.4%
Taiwan	331.4	528.6	636.1	3.0%	3.8%	3.5%	2.1%
Vietnam	31.2	201.3	291.3	12.4%	7.7%	6.5%	6.3%
Thailand	126.4	406.9	539.3	7.6%	5.8%	4.0%	3.1%
The Philippines	81.0	304.7	525.6	8.6%	11.5%	5.2%	6.9%
Malaysia	100.7	296.4	448.6	7.0%	8.6%	4.8%	4.8%
Singapore	95.8	297.0	330.3	7.3%	2.1%	5.0%	2.5%

Total GSEA	946.0	2,967.3	4,237.0	7.4%	7.4%	4.8%	4.4%

United States	10,284.8	18,569.1	22,886.2	3.8%	4.3%	1.8%	2.1%
China	1,214.9	11,218.3	16,340.9	14.9%	7.8%	9.4%	6.1%

Source: IMF Outlook

Real GDP per capita grew at a CAGR of 3.4% from 2000 to 2016 and is forecasted to grow at a CAGR of 3.2% from 2016 to 2021. The IMF Outlook forecasts nominal GDP per capita to rise from US$5,069.5 to US$6,819.5 over the same period at a CAGR of 6.1%.

Technology Adoption Trends by Market

GSEA had 315.4 million internet users in 2016, giving it one of the world’s largest internet user bases, according to Frost & Sullivan. “Internet users” in this context is defined as unique users who access fixed or mobile internet services at least once per month.

Both internet penetration and specifically smartphone penetration are expected to grow rapidly over the next five years, according to Frost & Sullivan. The number of GSEA’s internet users is forecasted to grow at a 12.8% CAGR from 2016 to 2021, 7.7 times and 1.4 times the comparable rate of growth in the United States and China, respectively; and the number of GSEA’s smartphone users is forecasted to grow at a 18.5% CAGR from 2016 to 2021, 3.1 times and 1.9 times the comparable rate of growth in the United States and China, respectively.

	2016	2017E	2018E	2019E	2020E	2021E	2016-2021E CAGR
	(millions, except for percentage)
GSEA Internet Users(1):
Indonesia	111.6	146.7	180.9	202.9	227.4	254.9	18.0%
Taiwan	19.0	19.7	20.4	21.2	22.0	22.8	3.7%
Vietnam	52.9	57.6	62.4	70.4	79.4	89.6	11.1%
Thailand	40.2	47.3	50.7	55.2	60.0	65.3	10.2%
The Philippines	60.2	67.3	74.7	83.6	93.6	104.7	11.7%
Malaysia	26.7	28.7	30.7	31.6	32.5	33.5	4.6%
Singapore	5.0	5.1	5.4	5.6	5.7	5.9	3.4%

Total GSEA	315.4	372.3	425.3	470.4	520.7	576.7	12.8%

Total Internet Users as Percentage of GSEA Population(2)	53.9%	62.8%	70.9%	77.5%	84.8%	92.8%
United States Internet Users	308.2	322.3	325.4	328.5	331.7	334.8	1.7%
China Internet Users	898.7	978.3	1,064.9	1,159.2	1,261.9	1,373.6	8.9%

GSEA Smartphone Users(3):
Indonesia	89.1	120.6	163.3	186.6	213.4	243.8	22.3%
Taiwan	16.3	17.4	18.6	19.9	21.3	22.8	6.9%
Vietnam	33.9	46.2	63.0	69.0	75.6	82.8	19.6%
Thailand	30.7	39.3	50.1	54.4	58.9	63.9	15.8%
The Philippines	44.1	57.3	74.5	82.6	91.5	101.3	18.1%
Malaysia	18.7	22.2	26.6	28.6	30.8	33.1	12.1%
Singapore	4.4	4.8	5.3	5.5	5.7	5.9	6.0%

Total GSEA	237.1	307.9	401.4	446.6	497.2	553.7	18.5%

Total Smartphone Users as Percentage of GSEA Population(2)	40.5%	52.0%	66.9%	73.6%	80.9%	89.1%
United States Smartphone Users	251.6	277.9	307.0	315.7	325.2	334.8	5.9%
China Smartphone Users	798.9	875.2	958.7	1,050.2	1,150.5	1,260.3	9.5%

Source: Frost & Sullivan

(1)	Internet users are defined as unique users who access fixed or mobile internet services at least once per month.
(2)	Population data estimated by the IMF Outlook
(3)	Smartphone users are defined as any users with access to a smartphone. The figure does not refer to unique persons, and any person with more than one smartphone will be counted as more than one user.

Market Segmentation and Thematic Drivers of Our Region’s Online Game Industry

We believe that entertainment in GSEA, both its forms and how it is distributed, is changing dramatically. Due to the combination of a young population, rising living standards, and historically underpenetrated traditional media, many of our consumers are leapfrogging directly to online forms of entertainment across both mobile and PC internet. GSEA is a case study for what an internet-first and mobile-first consumer population looks like at scale.

Market Segmentation

An important aspect of the online entertainment industry in GSEA is its revenue skew towards interactive content, in the form of mobile and PC online games, as opposed to passive content, particularly online video and audio.

Online games, including both mobile and PC, accounted for 77.8% of online entertainment spending in GSEA in 2016, compared with 22.2% of spending for online video and audio, according to Frost & Sullivan. Similarly in China, 83.8% of online entertainment spending was for mobile and PC online games and only 16.2% was for online video and audio. In the United States, 48.3% of online entertainment spending was for mobile and PC online games and 51.7% was for online video and audio. Frost & Sullivan expects the importance of online games to rise in GSEA, underscoring the long-term growth potential of the mobile and PC online game industry.

GSEA’s online game market size based on the aggregated market size of the GSEA mobile game market, according to Newzoo, and the GSEA PC online game market, according to Niko Partners, was US$3.5 billion in 2016 and is forecasted to grow to US$8.6 billion by 2021, a CAGR of 19.6%, according to Newzoo and Niko Partners. Over the same period, mobile games are forecasted to grow at a CAGR of 22.2% (3.0 times the IMF Outlook’s forecasted GSEA nominal GDP growth) and PC online games are forecasted to grow at a CAGR of 16.3% (2.2 times the IMF Outlook’s forecasted GSEA nominal GDP growth).

GSEA Online Game Market Size(1) (2016—2021E)

Source:	(1)	Refers to the aggregated market size based on the GSEA mobile game market according to Newzoo and the GSEA PC online game market according to Niko Partners
	(2)	Newzoo
	(3)	Niko Partners

The largest individual market in GSEA for online games in 2016 was Taiwan, with US$1.2 billion of revenue. Taiwan is expected to remain the largest online game market in GSEA in 2021, with

US$2.2 billion of forecasted revenue, closely followed by Indonesia at US$2.1 billion, based on the aggregated market size of the GSEA mobile game market, according to Newzoo, and the GSEA PC online game market, according to Niko Partners. The table below summarizes the projected size of the online game market in GSEA.

	2016	2017E	2018E	2019E	2020E	2021E	2016-2021E CAGR
	(US$ billions, except for percentages)
Total Online Game Market Size(1):
Indonesia	0.5	0.7	1.1	1.5	1.8	2.1	32.5%
Taiwan	1.2	1.4	1.5	1.7	1.9	2.2	12.0%
Vietnam	0.5	0.6	0.8	0.9	1.1	1.2	18.6%
Thailand	0.5	0.6	0.8	0.9	1.1	1.2	20.0%
The Philippines	0.2	0.3	0.5	0.6	0.8	0.9	31.5%
Malaysia	0.3	0.4	0.5	0.6	0.7	0.8	19.9%
Singapore	0.2	0.3	0.3	0.3	0.3	0.3	4.2%

Total GSEA	3.5	4.3	5.4	6.6	7.6	8.6	19.6%

Source: Newzoo, Niko Partners

(1)	Refers to the aggregated market size based on the mobile game market according to Newzoo and the PC online game market according to Niko Partners

	2016	2017E	2018E	2019E	2020E	2021E	2016-2021E CAGR
	(US$ billions, except for percentages)
Mobile Game Market Size:
Indonesia	0.3	0.5	0.8	1.2	1.5	1.7	38.7%
Taiwan	0.6	0.7	0.7	0.7	0.8	0.8	5.0%
Vietnam	0.1	0.2	0.3	0.4	0.5	0.5	29.9%
Thailand	0.2	0.3	0.5	0.6	0.7	0.7	24.9%
The Philippines	0.1	0.2	0.3	0.5	0.6	0.6	36.5%
Malaysia	0.2	0.3	0.4	0.5	0.5	0.5	18.2%
Singapore	0.2	0.2	0.2	0.2	0.2	0.2	2.7%

Total GSEA	1.9	2.5	3.3	4.1	4.7	5.1	22.2%

Source: Newzoo

	2016	2017E	2018E	2019E	2020E	2021E	2016-2021E CAGR
	(US$ billions, except for percentages)
PC Online Game Market Size:
Indonesia	0.2	0.2	0.2	0.3	0.3	0.4	16.0%
Taiwan	0.6	0.7	0.8	0.9	1.1	1.4	17.4%
Vietnam	0.4	0.4	0.5	0.5	0.6	0.7	13.1%
Thailand	0.2	0.3	0.3	0.3	0.4	0.4	13.4%
The Philippines	0.1	0.1	0.1	0.2	0.2	0.2	22.6%
Malaysia	0.1	0.1	0.1	0.2	0.2	0.3	23.7%
Singapore	0.0	0.0	0.1	0.1	0.1	0.1	9.9%

Total GSEA	1.6	1.8	2.1	2.4	2.9	3.5	16.3%

Source: Niko Partners

GSEA’s mobile and PC online game can be segmented based on the intensity of game play (casual versus immersive) and the number of game players (single-player versus multiplayer).

•	Casual games have relatively simple graphics and rules that make them easy to learn and play. They can generally be played to a conclusion in a relatively short period of time. They are often single-player rather than multiplayer.

•	Immersive games are more advanced in nature and generally require a longer duration per gameplay session. Immersive games are typically played on a multiplayer basis, where thousands of game players can play and interact with one another in real-time over the internet. Most of our revenue has historically come from immersive games.

•	Immersive multiplayer games often have greater longevity than casual single-player games, and their game lifespan is often measured in years rather than months, according to Niko Partners. These games are often team-based and require constant communication among game players, thus allowing game players to socialize and interact with friends.

•	Immersive games also tend to exhibit a “winner-takes-all” dynamic within any given game genre due to network effects, where a hit game attracts a wide group of users who value the large community of fellow players, driving growth in revenue for that game, according to Niko Partners.

•	Immersive games are also associated with a highly engaged and loyal community of game players who watch game related video content, discuss games on social media, participate in live game events as well as create and share content with each other.

•	Key subsegments within immersive games include multiplayer online battle arenas, or MOBAs; massively multiplayer online action games, or MMOAGs; massively multiplayer online role-playing games, or MMORPGs; and sports games.

Immersive games accounted for 69.1% of the GSEA mobile game market and 89.0% of the GSEA PC online game market in 2016, according to Newzoo and Niko Partners, respectively. This is largely because immersive game average revenue per user, or ARPU, is approximately nine times higher than that of casual games, according to Niko Partners.

Immersive games will likely continue to gain share in terms of revenue from casual games in GSEA, according to Newzoo and Niko Partners.

Thematic Drivers

Rising Number of Game Players

The number of GSEA mobile game players was 144.3 million in 2016 and is expected to increase to 206.7 million in 2021 at a CAGR of 7.5%, according to Newzoo. The number of PC online game players was 126.5 million in 2016 and is expected to increase to 172.0 million in 2021 at a CAGR of 6.3%, according to Niko Partners.

	2016	2017E	2018E	2019E	2020E	2021E	2016-2021E CAGR
	(millions, except for percentages)
Mobile-Based Game Players in GSEA(1)	144.3	155.5	166.9	178.4	192.2	206.7	7.5%
PC-Based Game Players in GSEA(2)	126.5	137.5	147.8	156.7	164.9	172.0	6.3%
Total Game Players in GSEA(2)(3)	202.0	223.0	245.8	266.8	286.3	304.9	8.6%

Source: (1) Newzoo

 (2) Niko Partners

 (3) Total Game Players include the unique number of game players who either play mobile games, PC online games, or both, and therefore this number will be less than the sum of PC-based game players and mobile-based game players.

As a comparative reference point, the GSEA online game market is at a comparatively early stage relative to China. For example, in 2016, the GSEA total online game revenue per capita is US$6.0, which is significantly lower than that of China (US$18.3), according to Newzoo and Niko Partners, based on population data from the IMF Outlook.

In the 2000s, interactive games were sold mainly on a monthly subscription fee basis. In recent years, and particularly in GSEA, monthly subscription models have mostly given way to “freemium” models, in which users are encouraged to purchase additional in-game that enhance their game experience. A key advantage of the freemium model is that it permits the pricing of individual items at an affordable micro-transaction price point for our region’s consumers, rather than a much larger upfront purchase price for the entire game or a monthly subscription.

Rapid Growth of Mobile Games as a Complement to PC Online Games

Over the past five years, GSEA’s smartphone user base has expanded rapidly, driven both by the rising penetration of 3G and 4G telecommunications services as well as greater affordability of smartphone devices, according to Niko Partners.

For GSEA, mobile games have tended to complement PC online games. There was a substantial overlap between mobile game players and PC online game players in 2016, according to Niko Partners. We believe this is an important regional characteristic of GSEA, where many individual markets will exhibit a dual-device consumer experience rather than a wholesale substitution of mobile for PC. This is illustrated in the following chart.

Source: Mobile-based game players in GSEA according to Newzoo; PC-based game players and total game players in GSEA according to Niko Partners

(1)	Calculated as the sum of mobile-based game players in GSEA and PC-based game players in GSEA less total game players in GSEA
(2)	Calculated as mobile-based game players in GSEA less players on both mobile and PC in GSEA
(3)	Calculated as PC-based game players in GSEA less players on both mobile and PC in GSEA

There is an important “time of day” segmentation between mobile and PC online games. For example, in markets where both devices are popular, game players typically play mobile games during the day and then switch to PC online games in the evening, according to Niko Partners.

Trend Towards Integrated, Pan-Regional Ecosystems

Once a game developer creates a game, there are multiple steps in the value chain of distribution and ultimate customer engagement to generate revenue. Developers globally have typically licensed their IP to local partners in GSEA as they typically lack the distribution channels or the operational expertise required to operate and effectively monetize the games, according to Niko Partners.

Historically, GSEA’s value chain for online game distribution and customer engagement had distinct roles which were often served by different companies for each role and within each market. For example, different companies acted as game operators, whose responsibilities included curating and licensing content, localizing content to each market’s consumer preferences and languages, marketing and regulatory compliance; game payments providers; eSports organizers; and game streaming and content sharing providers. Likewise, from a game player’s perspective, different software applications were historically required to support the overall game experience.

The trend across Asia over the last several years has been toward consolidation of these roles by integrated platforms who simplify the consumer experience. Concurrently, in GSEA the trend has been the growth of pan-regional companies rather than single-market companies. From the perspective of both game developers and game users, this integrated and pan-regional offering brings greater value and a superior user experience. We believe that our Garena platform is the first in the region to combine game operations, game payments, eSports, streaming, and content sharing into a single comprehensive user experience across each of GSEA’s seven markets. Our Garena game ecosystem creates opportunities for the world’s game developers to access our users and opportunities for our users to access the world-class content in their local language.

Hybrid Distribution Models Based on Income Tier

While adopting an integrated ecosystem approach across both mobile and PC online games in all markets, we have also tailored our distribution model based on income tier. Within GSEA, we believe our markets can be segmented by GDP per capita into two high-income markets (Taiwan and Singapore), three middle-income markets (Indonesia, Thailand and Malaysia), and two lower-income markets (Vietnam and the Philippines).

For example, in our most affluent markets we find that most consumers download our Garena application and its associated games on a personal PC or smartphone. In our lower-income markets, cybercafés provide a practical way for game players to access a wide variety of PC online games with a broadband connection. In our middle-income markets, we find that a hybrid approach comprising a direct-to-consumer marketing approach and a cybercafé channel approach in parallel works best. Independent of income tier, cybercafés provide a physical venue for game players to engage in social activities such as playing team-based games or watching and participating in eSports tournaments.

Importance of Game Franchises

The GSEA online game market is primarily driven by game franchises, as top games generate more revenue, garner broader communities, and have longer lifespans. Top PC online games can last for over ten years and the top ten games in any given year may account for more than 80% of online game market revenue in each market, according to Niko Partners. Top immersive mobile games can have a life span of five to ten years and continue to generate revenue over a longer period of time compared to casual games, according to Newzoo. This has historically enhanced the predictability of revenue and also encourages long-term user loyalty for game operators which have multi-year rights to the key franchises, as we generally do in each of our markets.

Rise of eSports

eSports is developed around a subset of online multiplayer games, leading to longer product lifecycles for game franchises with an eSports component. The rise of eSports contains both a playing component and a spectator component that is both online and offline. eSports is now a professionalized concept with viewers on a global scale. eSports had a global audience of 322.2 million in 2016 and is expected to grow to 385.5 million in 2017, according to Newzoo. As an example, according to Newzoo, the 2016 League of Legends World Championship Finals, one of the world’s most important eSports events, attracted 43 million viewers as compared to approximately 31 million who watched the 2016 NBA Finals.

According to Newzoo, there were 424 eSports tournaments globally, with a total prize pool of US$79 million in 2016. Newzoo estimates the eSports audience in GSEA was 23.2 million in 2016 and forecasts it to grow to 30.2 million in 2017 and to over 45 million by 2019. The majority of our digital entertainment revenue comes from titles with an eSports component, which in turn has been a strong competitive advantage for our Garena brand relative to other competitors with a lesser focus on eSports.

Market Segmentation and Thematic Drivers of Our Region’s E-commerce Industry

Total consumer retail spending in GSEA was US$563.7 billion in 2016, less than 5% of which was transacted online, according to Frost & Sullivan. In comparison, e-commerce as a percentage of total retail spending was 14.9% for the United States and 38.8% for China in 2016, according to Frost & Sullivan.

Market Size

Frost & Sullivan estimates that the GSEA e-commerce market was US$23.0 billion in 2016 and will grow at a CAGR of 29.2% to US$82.8 billion in 2021. This forecasted growth is among the highest in the world, higher than both the 24.3% CAGR expected for e-commerce in China and the 4.3% CAGR expected for e-commerce in the United States over the same period of time. The China e-commerce market is expected to grow from US$829.1 billion in 2016 to US$2,456.5 billion in 2021, and the United States e-commerce market is expected to grow from US$442.5 billion in 2016 to US$543.7 billion in 2021, according to Frost & Sullivan.

Furthermore, the US$82.8 billion estimated GSEA e-commerce market for 2021 will be only 11.5% of GSEA’s estimated retail spending in that year, according to Frost & Sullivan, indicating the potential for continued e-commerce penetration growth.

GSEA E-commerce Market Size (2016—2021E)

Source: Frost & Sullivan

By market, Taiwan was the largest e-commerce market in 2016 in GSEA. The five largest markets for e-commerce by 2021 are forecasted to be Indonesia, Taiwan, Thailand, Vietnam and the Philippines. Indonesia is also forecasted to be the fastest growing e-commerce market in GSEA, with a 57.7% CAGR from 2016 to 2021.

	2016	2017E	2018E	2019E	2020E	2021E	2016-2021E CAGR
	(US$ billions, except for percentages)
E-commerce Market Size
Indonesia	2.3	3.6	5.7	9.0	14.2	22.4	57.7%
Taiwan	8.7	10.0	11.5	13.1	15.1	17.3	14.7%
Vietnam	2.3	3.0	4.0	5.3	7.0	9.3	32.2%
Thailand	3.1	3.9	5.0	6.3	8.0	10.1	26.6%
The Philippines	2.4	3.1	4.1	5.3	6.9	9.0	30.3%
Malaysia	1.7	2.3	3.2	4.4	6.0	8.4	37.7%
Singapore	2.5	3.0	3.6	4.3	5.1	6.3	20.5%

Total GSEA	23.0	28.9	37.1	47.7	62.3	82.8	29.2%

United States	442.5	458.9	477.3	497.3	519.1	543.7	4.3%
China	829.1	1,013.7	1,249.6	1,552.8	1,945.3	2,456.5	24.3%

Source: Frost & Sullivan

According to Frost & Sullivan, GSEA’s e-commerce market comprises third-party providers, who are “asset-light” in that they do not hold any inventory and instead provide an online marketplace for buyers and sellers to transact, and first-party providers, who invest heavily in fulfillment infrastructure and are “asset-heavy” in that they hold significant inventory for their operations. 63.9% of GSEA GMV took place on third-party marketplaces in 2016 with the remaining 36.1% fulfilled by first-party providers.

GSEA E-commerce Market Size by Marketplace Business Model (2016-2021E)

Source: Frost & Sullivan

Similar to offline retailers, where there are specialty stores for consumer electronics and broader department stores for a wider variety of items, we have observed that some e-commerce firms in our market elect to focus their product assortment mix on consumer electronics. This category is often labeled “CCC” for its subcategories of computers, cellphones, and cameras. In GSEA, this category is associated with lower product margins, which in turn create a smaller amount of economic value for market participants relative to their GMV, than non-CCC categories such as fashion, footwear and accessories which create higher amounts of economic value per dollar of GMV according to Frost & Sullivan.

Thematic Drivers

Growth of Number of Online Shoppers

Frost & Sullivan estimates there were 109.8 million GSEA online shoppers in 2016 and forecasts a 20.4% CAGR to 278.0 million in 2021.

GSEA Number of Online Shoppers (2016—2021E)

Source: Frost & Sullivan

The growth of the number of online shoppers benefits from the increase in internet and e-commerce penetration in our region. Frost & Sullivan projects that the percentage of GSEA internet users who are online shoppers will rise from 34.8% in 2016 to 48.2% in 2021.

Underdeveloped Offline Retail Driving a Leapfrogging to E-commerce

Among the many challenges faced by traditional offline retailers in GSEA is the region’s distinctive population distribution, which combines multiple large urban areas with expansive suburban and rural heartlands. In 2016, 80.6% of GSEA’s population lived in cities and towns with less than 500,000 people, according to Frost & Sullivan. To reach these suburban and rural communities, manufacturers of retail goods must work with multiple levels of distribution networks. The resulting complexity, combined with high logistics costs, results in limited product assortment at a local level. This, in turn, creates strong latent demand for the wider assortments of products and price transparency that e-commerce marketplaces can better provide.

On the basis of gross floor area, or GFA, offline retail in GSEA remains significantly underdeveloped relative to that of the United States and China, as demonstrated in the table below.

	Total Retail Store Count	Total GFA (’000 square meters)	Total GFA per Capita (square meters)	Multiple of GSEA Average
Indonesia	40,000	6,000	0.02	0.3x
Taiwan	13,000	9,600	0.41	5.1x
Vietnam	2,500	3,100	0.03	0.4x
Thailand	12,500	8,000	0.12	1.5x
The Philippines	10,000	9,000	0.09	1.1x
Malaysia	30,000	8,500	0.28	3.5x
Singapore	25,000	5,100	0.90	11.3x

Total GSEA	133,000	49,300	0.08	1.0x

United States	3,793,621	1,200,000	3.70	46.3x
China	230,453	432,000	0.38	4.8x

Source: Frost & Sullivan

Furthermore, what limited offline retail space in GSEA has led to a highly fragmented retail market dominated by small “mom and pop” retailers with limited product assortment and geographic catchment areas of customers. For example, in the United States the top ten retailers have a combined market share of approximately 66%, according to Frost & Sullivan. In GSEA, despite the inclusion of the high income markets of Taiwan and Singapore, the top ten regional retailers have a combined market share of less than 10%, according to Frost & Sullivan.

Due to the challenges for traditional offline retailers, GSEA’s consumers have been leapfrogging to e-commerce. This presents an opportunity to create a truly pan-GSEA online consumer marketplace.

Merchants Embracing E-commerce

In recent years, a meaningful number of small and medium sized business across GSEA have utilized social media and chat platforms such as Facebook, Instagram, and Blackberry Messenger to engage in e-commerce. However, these social media and chat services lacked commercial tools such as escrow services for payments, the ability to reach consumers beyond each seller’s group of connected friends, and sophisticated inventory and business management tools for high volume sellers.

Established third-party marketplaces in GSEA have given these merchants a more effective alternative and many have consequently switched to these purpose-built marketplaces, such as the Shopee platform.

Improving Payments Infrastructure

GSEA is significantly underpenetrated in consumer banking, debit card, and credit card. However, the growth of alternative payment solutions, such as e-wallets, cash counters, cash on delivery, and other forms of digital payments, helps address challenges in payments.

Market Segmentation and Thematic Drivers of Our Region’s E-wallet Industry

A distinguishing characteristic of GSEA’s digital financial services landscape compared to the United States is the lower percentage of the population with bank accounts, credit cards, and debit cards. This creates the need for alternative payments solutions, specifically e-wallets.

According to IDC, in 2016 only 48.7% of GSEA’s population had a bank account, leaving approximately 300 million people without access to banking services. Total GSEA credit card and debit card penetration, defined as cards in circulation divided by population and reflecting the possibility of multiple cards per person, was only 18.6% and 44.3%, respectively, compared to 130.9% and 193.8%, respectively, in the United States in 2016.

Rising demand for digital services has triggered consumers without a bank account to find alternative ways to use cash for online payments. In 2016, 65.2% of total consumer transactions, both online and offline, involved cash in GSEA, compared to 23.3% in the United States and 50.7% in China in the same year, according to IDC.

	2016
	Banked Penetration	Credit Card Penetration	Debit Card Penetration	Cash Transactions as a Percentage of Total Consumer Transactions
Indonesia	40.0%	6.1%	29.7%	70.3%
Taiwan	91.8%	162.7%	36.6%	64.1%
Vietnam	34.9%	8.6%	28.6%	82.9%
Thailand	80.2%	33.6%	72.1%	61.3%
The Philippines	35.3%	6.4%	46.5%	69.0%
Malaysia	82.1%	28.7%	123.8%	62.1%
Singapore	96.6%	144.3%	175.3%	26.3%
Total GSEA	48.7%	18.6%	44.3%	65.2%
United States	94.3%	130.9%	193.8%	23.3%
China	80.4%	34.4%	388.3%	50.7%

Source:	IDC

Because of underdeveloped traditional financial services infrastructure and the parallel growth in the region’s internet users, GSEA is poised for its own payments transformation in much the same way that China has undergone a shift to online payments, according to IDC.

Market Segmentation

Online payments in GSEA is divided into the following four broad payment modes:

•

Electronic Wallets (e-wallets).    E-wallets will be GSEA’s fastest growing and most important form of online payment according to IDC, with a 30.1% CAGR from 2016 to 2021. E-wallets store value in a virtual container for transactions, including the cash collection network from which funds may be transferred into the container. Funds can be transferred through cash payments at counters, bank account linkages, scratch cards and other means. Examples of this category in GSEA include our AirPay business and, in other parts of the world, PayPal, Tenpay and Alipay. This category also includes payment counters, such as our AirPay counter business, which permit unbanked consumers to make online payments through counter agents’ e-wallet accounts.

•	Credit Cards. Including transactions made through payment cards which grant a line of credit to the cardholder, and covering transactions made through online payment gateways (desktop and mobile) and NFC payment methods.

•	Debit Cards. Including transactions made through payment cards which use funds directly from the users’ bank account, and covering transactions made through online payment gateways (desktop and mobile) and NFC payment methods.

•	Online Banking. Using a desktop or mobile based online banking platform to complete transactions, typically through money transfers to other accounts.

	2016	2017E	2018E	2019E	2020E	2021E	2016-2021E CAGR
	(US$ billions, except for percentages)
GSEA Online Payments Market Size by Mode:
E-wallets	6.5	8.4	11.1	15.0	19.0	24.4	30.1%
Debit Cards	2.4	2.9	3.5	4.3	5.0	5.8	19.3%
Credit Cards	7.4	8.9	10.9	12.9	15.1	17.5	18.8%
Online Banking	19.1	22.3	26.5	31.9	37.2	43.3	17.8%

Total GSEA	35.5	42.5	52.1	64.0	76.3	91.0	20.7%

Source:	IDC

Within the e-wallet segment in GSEA, the largest use cases in 2016 by market size were online games and e-commerce, followed by mobile phone top-ups, and it is expected that e-commerce payments will become the largest use case by 2021, according to IDC.

	2016	2017E	2018E	2019E	2020E	2021E	2016-2021E CAGR
	(US$ billions, except for percentages)
E-wallet Payments Market Size by Use Case:
Online Games	2.1	2.7	3.5	4.4	5.3	6.2	23.8%
E-commerce	2.0	2.8	4.0	6.0	8.2	11.3	40.6%
Mobile Phone Top ups	1.7	2.0	2.3	2.7	3.1	3.5	15.3%
Bills	0.5	0.7	1.0	1.4	1.8	2.5	37.5%
Shared Economy	0.1	0.2	0.3	0.5	0.7	0.9	44.9%

Total GSEA	6.5	8.4	11.1	15.0	19.0	24.4	30.1%

Source:	IDC

Within the e-wallet segment in GSEA, the two largest markets by payment volume in 2016 were Taiwan and Thailand, followed by Indonesia, and it is estimated that Indonesia will become the largest market by 2021, according to IDC.

	2016	2017E	2018E	2019E	2020E	2021E	2016- 2021E CAGR
	(US$ billions, except for percentages)
E-wallet Payments Market Size:
Indonesia	0.9	1.3	1.9	3.4	4.7	6.9	51.5%
Taiwan	1.9	2.3	3.0	3.6	4.2	5.0	22.1%
Vietnam	0.7	1.0	1.3	1.8	2.4	3.1	35.1%
Thailand	1.9	2.4	3.0	3.7	4.6	5.5	23.3%
The Philippines	0.3	0.5	0.7	1.0	1.3	1.7	38.2%
Malaysia	0.4	0.5	0.7	0.9	1.1	1.3	25.2%
Singapore	0.4	0.5	0.5	0.6	0.6	0.7	11.7%

Total GSEA	6.5	8.4	11.1	15.0	19.0	24.4	30.1%

Source: IDC

Thematic Drivers

Higher Internet Penetration than Banking Penetration Creates Opportunities for E-wallets

In 2016, 48.7% of GSEA’s population had bank accounts, while 18.6% and 44.3% had credit and debit cards, respectively, according to IDC. In comparison, in 2016, 53.9% of GSEA’s population had internet access and is expected to grow to 92.8% by 2021, according to Frost & Sullivan, based on population data from IMF Outlook. The percentage of the population with access to bank accounts, credit cards and debit cards is expected to grow at a slower rate to reach 61.8%, 23.9% and 59.8% by 2021, respectively, according to IDC. This creates a clear market opportunity for e-wallets, particularly offerings that can link physical cash with online transactions.

This has given rise to highly distributed networks, typically composed of convenience stores and small retail businesses, through which consumers can deposit cash into e-wallets or pay online bills directly. We refer to these networks as “Reverse ATM” networks as their purpose is cash deposit, rather than cash withdrawal.

Preferential Integration of E-wallets with Online Game and E-commerce Platforms

In China, the two most successful online payments platforms, Tenpay and Alipay, are closely integrated with Tencent’s game platform and Alibaba’s e-commerce marketplace, respectively, according to IDC. More broadly, as e-wallets in GSEA are linked to online games and e-commerce transactions, we believe there will likely be a virtuous cycle in which more e-wallets lead to more consumer transactions, which in turn lead to more payment volume and e-wallet customers.

E-wallet as a Foundation for Other Financial Services

By aggregating user data, e-wallet companies can also develop insights for the more tailored provision of other financial services, such as micro-lending, remittances and insurance.

BUSINESS

Our Mission

Our mission is to better the lives of the consumers and small businesses of Greater Southeast Asia with technology.

Our Beliefs and Values

We have Three Core Beliefs:

•	Our people define us. Sea shall be a place where talented people thrive at scale, enjoy freedom of ideas and achieve the unimaginable. It shall be a magnet for the smartest, the most creative and the most driven.

•	Our products and services differentiate us. We aspire to better every life we touch and make the world an ever more connected community through innovative products and services.

•	Our institution will outlast us. We strive to build an institution that will last for generations and evolve with time and that is founded upon our core values.

These Five Core Values are Sea’s foundation:

•	We serve. Our customers are the sole arbiter of the value of our products and services. We strive to meet unmet needs and serve the underserved.

•	We adapt. Rapid change is the only constant in the digital age of ours. We embrace change, celebrate it and always strive to be a thought leader that influences it.

•	We run. We are in a constant race to success while grappling with rapidly shifting forces. We move faster, better and with more urgency every day.

•	We commit. Our work is our commitment. We commit to our values, institution, customers and partners. We commit to each other. Above all, we commit to doing the best we can and being the best we are.

•	We stay humble. We have traveled a long way from our humble beginning and yet, we never lose our humility in our continual quest for greater heights.

Together, our Three Core Beliefs and Five Core Values form a consistent mindset which we believe is both a practical recipe for long-term organizational sustainability and also a deeper philosophy for how we want to live our lives. They are a hiring guide for the kind of people we hire and develop, as well as a roadmap for how we interact with our customers, our business partners, and our broader stakeholders. Ultimately, they are our compass: whenever we are faced with a decision, we always ask ourselves which alternative is most authentic to these Beliefs and Values.

Overview

Heatmap of our Users Across our Three Core Platforms in their Respective Markets as of June 30, 2017

We believe we are the leading internet company in Greater Southeast Asia, or GSEA, based on our number one market share by revenue in the region’s online game market, our number one market share by GMV and total orders in the region’s e-commerce market, and our position as a leader in the region’s digital payments market by e-wallet GTV, each in the first half of 2017.

Sea has developed an integrated platform consisting of digital entertainment (focused on online games), e-commerce, and digital financial services (focused on e-wallet services), each localized to meet the unique characteristics of GSEA. We define GSEA as the combined region of Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia and Singapore. This region had 585.3 million people and GDP of US$3.0 trillion in 2016, according to the IMF Outlook. It is also one of the world’s fastest growing regions in terms of per capita GDP and at the early stages of internet penetration. GSEA’s markets are increasingly interdependent, particularly for internet business models. From a consumer behavior perspective, these markets exhibit distinct characteristics from North Asia and South Asia, and consequently require dedicated focus and local market knowledge, which gives us a home court advantage.

Sea operates three key platforms—Garena, Shopee, and AirPay:

•	Our Garena platform was number one in market share by revenue in the GSEA online game market in the first half of 2017, as estimated by Newzoo and Niko Partners. Through our platform, our users can access popular and engaging mobile and PC online games that we curate and localize for each market. Garena is the exclusive operator of each of these games in GSEA. Our licensing contracts with game developers typically last three to seven years, under which we typically retain between 65% and 80% of gross billings. Garena also provides access to other entertainment content, such as live streaming of online gameplay, as well as social features, such as user chat and online forums. In addition, Garena is GSEA’s leader in eSports as measured by number of viewers in 2016, according to Newzoo, which strengthens our game ecosystem and increases user engagement. During the second quarter of 2017, we had 64.2 million QAUs, of whom 6.6 million were QPUs. During the month of June 2017, our games had 40.1 million MAUs. In the same month, our games had on average 12.9 million DAUs, each of whom spent an average of 2.3 hours per day playing our games.

•	Our Shopee e-commerce platform was number one in market share in the first half of 2017 in GSEA by GMV and total orders, according to Frost & Sullivan. Shopee had approximately 2.2 times the number of total orders than our closest competitor in the first half of 2017, an increase from 1.6 times in 2016, according to Frost & Sullivan. In the first half of 2017, we were number one by total orders in Indonesia, Thailand, Vietnam, Taiwan and overall GSEA and number one by GMV in Indonesia, Taiwan and overall GSEA, according to Frost & Sullivan. Since its launch in June 2015, Shopee’s GMV has grown to US$1,150.3 million for 2016 and US$1,469.5 million for the first half of 2017. Due to the region’s growth in smartphone users, Shopee has adopted a mobile-first approach and approximately 93% of the orders placed on Shopee in the first half of 2017 were placed through its mobile application. Shopee is a highly scalable third-party marketplace that does not hold inventory and connects buyers and sellers quickly and efficiently. Shopee buyers choose our platform because we are a trusted brand and provide easy access to a wide range of products coupled with strong customer service. Shopee sellers choose our platform because we provide an efficient and reliable way to manage the selling process while maximizing customer reach. We provide our users with a safe and trusted shopping environment that is supported by integrated payment and third-party logistics capabilities. During the second quarter of 2017, Shopee had on average 9.8 million MAUs. During the same period, we had 4.2 million average monthly active buyers, who had an average monthly order frequency of 3.7 orders. We also had 1.6 million average monthly active sellers during the same period and approximately 74 million active product listings as of June 30, 2017. We began monetizing our e-commerce business in 2017 in Taiwan and Indonesia by offering sellers a cost-per-click advertising service to feature and promote their products in search results generated by Shopee buyers, and by charging sellers in Taiwan commission fees for transactions completed on Shopee.

•

Our AirPay platform provides digital financial services and was the number one digital payments provider in GSEA in the first half of 2017 by e-wallet GTV, according to IDC. Through our AirPay e-wallet, consumers use either our AirPay App or one of our 177.9 thousand registered partner-operated service counters, as of June 30, 2017, to make payments to a wide variety of product and service providers. During 2016, GTV and transactions for AirPay e-wallet totaled US$501.2 million and 133.6 million, respectively, and in the first half of 2017, US$472.4 million and 87.1 million, respectively. The AirPay App is available in Thailand, Vietnam and Taiwan, and AirPay counters are operating in Thailand, Vietnam, Indonesia and the Philippines. We expect to expand our AirPay services to other GSEA markets in the future. We have also begun to integrate our AirPay platform with our Garena and Shopee platforms. For example, during the month of June 2017, AirPay processed approximately 40% of the aggregate gross billings for our Garena digital entertainment business across AirPay’s three largest markets, namely Thailand, Vietnam and Indonesia, which has helped us reduce our payment channel costs. In addition, AirPay also supports Shopee in providing Shopee Guarantee services to buyers and sellers in the markets in which it operates.

Each of our platforms provides a distinct and compelling value proposition to our users, and each also exhibits strong virtuous cycle dynamics, which we believe supports our leadership position and provides a strong foundation for continued growth while creating barriers to entry for our competitors. See “Our Market Opportunity” for a detailed discussion.

Our scale, regional breadth and substantial home court advantage provide a strong foundation on which we are able to rapidly scale new businesses. Our digital entertainment business grew its revenue at a 45.4% CAGR from 2014 to 2016. Our AirPay platform, which we launched in early 2014, has grown its e-wallet GTV at a 26.1% CQGR from the first quarter of 2015 to the second quarter of 2017. Our Shopee platform, which we launched in mid-2015, has grown its GMV at a 81.0% CQGR from the third quarter of 2015 to the second quarter of 2017.

We curate and localize the content and services on our platforms to serve a highly diverse population across multiple markets and regulatory regimes. We believe our local knowledge, presence and focus provide us with a home court advantage in addressing the specific and unique opportunities and challenges in our region. As of June 30, 2017, we had approximately 5,400 employees across the region, including over 1,240 in Indonesia, 540 in Taiwan, 1,040 in Vietnam and 1,070 in Thailand. We have a network of on-the-ground partners comprising approximately 196.1 thousand physical locations functioning as AirPay counters, cybercafés or both, and 12 data centers, as of June 30, 2017. This home court advantage is a key factor to our success as well as a significant barrier to entry against international competitors and single-market local players.

We have forged long-term collaborative relationships with global industry leaders as well as local partners that have supported our success and growth. Tencent is one of our key game developer-partners and also a shareholder. This long-term relationship is based on aligned interests, and allows us to benefit from Tencent’s wealth of experience as a leading global industry player. In addition, many of GSEA’s most respected and established family investors and sovereign wealth funds are our shareholders.

We have achieved significant scale and growth since our founding. Our total revenue increased from US$160.8 million in 2014 to US$345.7 million in 2016, a CAGR of 46.6%. Our total revenue increased by 17.3% from US$166.7 million in the six months ended June 30, 2016 to US$195.5 million in the same period in 2017. As our business grew, our gross profit increased from US$36.2 million in 2014 to US$113.1 million in 2016, a CAGR of 76.8%. Our gross profit decreased by 5.5% from US$56.0 million in the six months ended June 30, 2016 to US$52.9 million in the same period in 2017. We incurred net losses of US$90.9 million, US$107.3 million, and US$225.0 million in 2014, 2015, and 2016, respectively, and US$87.1 million and US$165.2 million in the six months ended June 30, 2016 and 2017, respectively, due to our investments in expanding our businesses, in particular our e-commerce business.

Our Strengths

Our Large Scale Across GSEA

We believe we are the leading internet company in GSEA, one of the world’s fastest growing regions and internet markets.

Our three key businesses are each market leaders in their respective large and rapidly-growing online consumption categories: online games, e-commerce, and e-wallet payments. Specifically, our

Garena online game business was the largest in the first half of 2017 in GSEA by revenue, as estimated by Newzoo and Niko Partners; our Shopee e-commerce platform has grown quickly to become the largest in the first half of 2017 in GSEA by GMV and total orders according to Frost & Sullivan, and our AirPay e-wallet platform was the largest digital payments provider in GSEA in the first half of 2017 by e-wallet GTV, according to IDC.

Our Frequent and Immersive User Engagement

Our users engage with our platform frequently and immersively, resulting in high levels of daily usage and transaction volumes across each of our businesses. We believe this creates substantial barriers to entry for both local and international competitors and results in high levels of engagement and attractive monetization opportunities with our user base. For example, during the month of June 2017:

•	our 12.9 million Garena average DAUs spent an average of approximately 2.3 hours per day playing games across our platform;

•	our 3.4 million Shopee average DAUs spent an average of approximately 22 minutes per day on the Shopee App; and

•	our AirPay e-wallet processed an average of 492 thousand transactions each day, for a total of 14.8 million transactions.

Our Home Court Advantage Enables Us to Innovate to Address the Needs of Our Diverse Region

We believe we are the region’s leader in applying local market knowledge and technical expertise to provide highly relevant and localized internet services that appeal to our region’s diverse user base.

GSEA has economic, technical, geographic and cultural complexities that must be surmounted to build a successful pan-regional business. Our ability to manage each of these complexities is a source of competitive advantage relative to international competitors, who may lack our on-the-ground capabilities and consumer insights across each of the seven markets in GSEA. We are also well-positioned against single-market local competitors, who often struggle to expand to multiple markets in the region or build enough scale to support world-class research and development efforts.

We believe our track record of success in managing these complexities, as evidenced by our market leadership roles across GSEA in three categories of online consumer spending, is a substantial and durable competitive advantage.

Examples of our localization insights include:

•	On our Garena digital entertainment platform, we routinely customize our licensed content to adapt it to local user preferences and languages. For example, we have introduced Vietnamese and Thai football stars into FIFA Online 3. We also use our local insights to develop pricing strategies that are more uniquely tailored to the income levels and buying behaviors of each market we cover.

•	On our Shopee e-commerce platform, we have carefully tailored the product mix available on the platform according to local preferences by cultivating specialized sellers whom we believe will best address each market’s consumer preferences.

•

On our AirPay digital financial services platform, we have worked closely with local banks and local vendors, such as a major movie theater chain in Thailand, to create a highly localized e-wallet experience that is relevant to each market’s users. Our on-the-ground recognition of the region’s large unbanked population was the impetus for creating a “reverse ATM” service, which permits the region’s unbanked consumers to make payments online via a cash top-up at one of our AirPay counters.

Our Pan-GSEA Breadth Accelerates the Growth of New Businesses

Our scale, regional breadth and substantial home court advantage provide a strong foundation on which we are able to rapidly scale new businesses. Our digital entertainment business grew its revenue at a 45.4% CAGR from 2014 to 2016. Our AirPay platform, which we launched in early 2014, has grown its e-wallet GTV at a 26.1% CQGR from the first quarter of 2015 to the second quarter of 2017. Our Shopee platform, which we launched in mid-2015, has grown its GMV at a 81.0% CQGR from the third quarter of 2015 to the second quarter of 2017.

We curate and localize the content and services on our platforms to serve a highly diverse population across multiple markets, regulatory regimes and geographic regions. We believe our local knowledge, presence and focus provide us a home court advantage in addressing the specific and unique opportunities and challenges in our region. We have a network of on-the-ground partners comprising approximately 196.1 thousand physical locations functioning as AirPay counters, cybercafés or both, and 12 data centers, as of June 30, 2017. This home court advantage is a significant barrier to entry against international competitors and single-market local players and a key factor to our success.

Our Close Alignment with Key Consumer Trends

Each of our three businesses has tailored its approach to align with the most important consumer trends in GSEA. For example:

•	We have experienced rapid growth in mobile game revenue. For example, we are the exclusive operator of Arena of Valor in GSEA, a mobile MOBA game developed by Tencent in collaboration with us. Tencent’s mobile MOBA game, Honour of Kings, developed for the China market was the highest grossing mobile game in the world on both the Apple App Store and the Google Play Store in May 2017, according to App Annie. Based on early indications of user activity levels from the localized versions of Arena of Valor in GSEA, we expect Arena of Valor to become one of the region’s most successful games.

•	The majority of revenue from our digital entertainment business comes from titles with a linkage to eSports, one of the most important entertainment trends both globally and in our region. We are also GSEA’s leader in eSports as measured by the number of viewers in 2016, according to Newzoo.

•	Approximately 94% of our Shopee orders in 2016 and 93% of our Shopee orders in the second quarter of 2017 came from our mobile application, aligning with the rapid growth of mobile e-commerce globally and in our region. In addition, approximately 67% of Shopee orders in 2016 and 66% of Shopee orders in the second quarter of 2017 involved an in-app chat discussion between buyer and seller, another important trend in e-commerce.

Our Business Models are Highly Scalable and Capital Efficient

Each of our three businesses is a multi-sided platform benefiting from virtuous cycle dynamics. Because of these dynamics, we believe our current position of leadership across each category provides a strong foundation for continued growth.

•	As our Garena online game business grows, the rising number of active users generates stronger interest from global game developers wishing to sign exclusive contracts with us to operate their games through our platform, which in turn attracts an even larger number of active users on our Garena desktop application and Garena App.

•	Similarly, as the number of buyers on the Shopee platform increases, Shopee attracts an increasing number of sellers, resulting in increases in the volume and variety of products available on the platform, which in turn attracts even more buyers to the platform.

•	Finally, for our AirPay platform, as we increase the number of consumers using our AirPay App and AirPay counters, the number of AirPay counter locations increases as well as the number of use cases for the AirPay platform, which in turn increases the number of consumers.

In addition to virtuous cycle dynamics, our Garena and Shopee platforms also enjoy strong network effects.

•	Online game players find it highly beneficial to join a platform with a large number of other game players, and each new player that joins creates value for the existing community. Because immersive games tend to involve communication, collaboration and competition with other game players online, having a sizeable, well-connected game player base acts as a catalyst for attracting additional game players through the network effect.

•	Likewise on our Shopee platform, we have created a feature whereby consumers can permit their friends to “follow” their purchases, creating a social-media like dynamic where individual consumers become purchase influencers across a broader network of relationships. The more consumers opt-in to permit followers, and the more consumers elect to follow other users, the greater the value of information sharing across the community.

See “Our Market Opportunity—Key Thematic Drivers Across All of Our Businesses” for a detailed description.

We have also designed our businesses to be capital efficient in the sense that they require limited amounts of physical inventory and, more broadly, overall working capital.

•	Within our Garena game ecosystem, through our partnership with 68.2 thousand cybercafés as of June 30, 2017, we install the Garena desktop application on cybercafé PCs, providing millions of consumers access to our Garena platform without incurring substantial capital costs.

•	We have built our Shopee marketplace, with approximately 74 million active product listings as of June 30, 2017, as a third-party marketplace without carrying any inventory. In addition, because the vast majority of customer service for Shopee is handled by our marketplace sellers, we do not need to employ as large a customer service labor force as our first-party competitors, who sell products directly from their own inventory.

•	We do not own any of our 177.9 thousand registered AirPay counter locations, as of June 30, 2017, that are an important part of the AirPay platform. Instead, we provide cloud-powered mobile and PC applications to small retailers across Thailand, Vietnam, Indonesia and the Philippines. The capital efficiency of our AirPay counters enhances our scalability.

Our Technology Development Capabilities and Proprietary Infrastructure

We believe we have recruited and developed one of the strongest local technology development teams in GSEA. Given our leading position in each of our platforms across GSEA, the always-on nature of our platforms, and the stringent security demands of each of our businesses, recruiting and retaining top-notch technology talent is one of our key organizational priorities.

We have established our own directly-managed local technology infrastructure, including operating 12 data centers across the region, which is important to providing a seamless online experience to our users. We also host our own content delivery networks in markets such as Vietnam and Thailand, where we believe our internal capabilities exceed the capabilities of third-party service providers. We believe this is a substantial competitive advantage in the region, as the market for third-party data center and fiber optic network management services is still nascent.

Our Strong Capabilities to Derive Insights from Data

Our accumulated data from user behavior and transactions completed on our platform create a self-reinforcing cycle that helps us further improve user experience, operate more efficiently and create innovative content and services. We have made significant investments into data analytics and business intelligence technology. Ultimately, understanding our users is a key part of our long-term competitive advantage and data is a crucial ingredient. For example:

•	We use sophisticated algorithms to determine the likelihood of user engagement with specific game recommendations, and we use this data to match the most relevant games or third-party applications to each of our users based on the user’s profile and game play history. For example, in 2016, we launched a sales campaign with personalized recommendations to users based on their past in-platform behaviors. By leveraging data analytics, the campaign led to an approximately 35% increase in the ratio of paying users to active users from the third quarter of 2016 to the fourth quarter of 2016 for League of Legends in Taiwan.

•	Shopee consumers receive customized results when searching for items on the Shopee App, and we customize the marketing messages and recommendations our users see on the Shopee App based on their previous purchase history.

Our Ability to Forge Strategic Partnerships

We have forged long-term collaborative relationships with global industry leaders as well as local partners that are crucial to our success and growth. For example, we partner with some of the largest and most successful developers of online games globally, including Tencent, Electronic Arts and Nexon, to distribute and operate certain games they have developed on an exclusive basis for our region. As of August 31, 2017, all 18 of our online games were exclusive to the Garena platform in GSEA. This has helped us establish our current leadership position and will be important in maintaining our leadership in the future. Tencent, which owns League of Legends and Arena of Valor, is one of our shareholders, which reinforces our long-term relationship based on aligned interests, and allows us to benefit from their wealth of experience as a leading global industry player.

We also partner with a number of local service providers, such as domestic logistics providers and financial institutions, to support our local and pan-regional operations. This network of local partnerships enhances our home court advantage and our ability to address specific challenges for our users in the region.

We are proud to count many of GSEA’s most respected family conglomerates and sovereign wealth funds as our investors, including some of the wealthiest families in Indonesia, Taiwan, Thailand, the Philippines, Malaysia and Singapore. This strategic alignment with local thought leaders confers an additional competitive advantage on our company and facilitates the sharing of local and regional best practices.

Our Entrepreneurial Culture and Diverse Workforce Led by Experienced Management

Our success and market leadership position are attributable to our deep industry experience and strong entrepreneurial culture, which has enabled us to capitalize on growth opportunities.

Since our inception in 2009, our culture, anchored by our Three Core Beliefs and our Five Core Values, has inspired us to successfully grow our business from a single business (digital entertainment) serving a single market (Singapore) to an integrated multi-business company serving the seven markets of GSEA.

As of June 30, 2017, we had approximately 5,400 employees across the region, including over 1,240 in Indonesia, 540 in Taiwan, 1,040 in Vietnam and 1,070 in Thailand. Having such a geographically distributed and diverse employee base has been essential to our localization and on-the-ground marketing strategy.

We believe our management team has demonstrated a track record of skillful entrepreneurial judgment since our founding, as evidenced by our rapid growth and successful expansion across seven markets and three consumer spending segments. Central to this entrepreneurial judgment has been decision-making around which new segments to enter and, just as important, when and how to enter them. Our management team has been very stable with an average tenure of five years at our company. Many of our management team members have been with us since our inception or joined us in our early years.

Our Strategies

Increase Our User Base to Deepen Our Market Penetration

We operate in a region with strong population growth, rapidly rising GDP per capita, a young population including many millennials, and rapidly rising internet and smartphone penetration. Against this backdrop, a crucial strategy for us is to continue to increase market penetration of our brands relative to the total population of the region. We believe our market penetration in GSEA is still relatively low, both in terms of the number of users and our share of discretionary consumer purchases, offering opportunities for growth. Due to the virtuous cycle dynamics in each of our businesses, we also believe that expanding our footprint across each of our platforms will further deepen our competitive moats to defend and grow our strong market position.

Further Expand Our Offerings to Increase User Engagement and Loyalty

We intend to leverage the success of our current businesses and expand our offerings to provide an integrated consumer experience that meets the everyday needs of our users. We will continue to leverage the vast amount of user data collected over our platforms and through our field employees to develop localized and relevant new content and services that meet our users’ needs.

•	For our digital entertainment business, we continue to work with top game developers to source and localize high quality game content for our users. We will also selectively invest in new game development tailored to our region’s local tastes, as well as continue to invest in eSports events and video streaming to increase user engagement.

•	For our e-commerce business, we aim to attract more sellers by enhancing tools that enable them to reach more buyers and manage their relationships with buyers. To attract more buyers, we are in the process of exploring limited direct sales activities online with respect to certain goods for which there has not been a large number of active online sellers.

•	For our digital financial services business, we plan to expand use cases available on our AirPay App and are in the early stages of developing various complementary value-added financial products and services to expand our digital financial services offerings, including small loans to our AirPay counters and third-party sellers on our e-commerce platform.

Further Monetize Our Active User Base

We intend to optimize our long-term monetization by leveraging our key strengths in each of our businesses.

•	For our digital entertainment business, we intend to achieve active user growth through the curation and localization of high quality and exclusive new content as well as optimizing the lifetime of our existing successful titles. We plan to develop further monetization capabilities, such as in-game targeted promotions, and to continue our involvement in eSports as a means of enhancing engagement and monetization from the online game community.

•	We began monetizing our e-commerce business in 2017 in Taiwan and Indonesia by offering sellers a cost-per-click advertising service to feature and promote their products in search results generated by Shopee buyers, and by charging sellers in Taiwan commission fees for transactions completed on Shopee. We expect to expand these solutions and fees to other markets. In late 2016, we introduced new capabilities, such as Shopee Official Shops, designed to attract large sellers and improve the long-term monetization abilities of our business. We believe that sellers will be willing to pay us due to our compelling value propositions, and we will apply the experience and knowledge gained from our pilot projects to optimize the long-term monetization potential of the business.

•	For our digital financial services business, we believe we can monetize as we increase scale and use cases by leveraging the growth of our digital entertainment and e-commerce platforms. We also believe that data collected from the transactions conducted over our platforms would be valuable for small business lending in partnership with banks. We have already begun small business lending in Thailand.

Develop an AirPay E-wallet Ecosystem

Our vision is to develop an end-to-end ecosystem for digital financial services centered around our AirPay e-wallet. We believe that the key components of such an ecosystem must include a mobile e-wallet marketplace with a wide range of financial products, multiple ways for consumers to add funds into the e-wallet and high-frequency use cases for consumers to spend via the e-wallet.

Our existing operations already include several of these key components:

•	our AirPay App, which has already launched in Thailand, Vietnam and Taiwan;

•	our digital entertainment and e-commerce businesses, which are beginning to serve as high frequency use cases in selected markets; and

•	consumers can add funds into their e-wallets through both bank transfers and cash deposits. We have established partnerships with local banks across the region, which often requires substantial technical integration. We have also developed our proprietary AirPay counter network, which helps us address the region’s large segment of unbanked consumers by enabling the replenishment of funds in consumers’ e-wallets using cash. Both capabilities benefit from our scale and create entry barriers for potential competitors.

We believe that our in-house use cases and our AirPay counter network collectively confer a set of unique and natural competitive advantages to us in this effort.

Accelerate the Natural Linkages across Our Platforms

We intend to deepen the natural linkages across our three core platforms to enhance our user experiences.

•	We intend to take advantage of the synergies between our digital financial services business and both our digital entertainment and e-commerce businesses to increase AirPay’s payment volumes and create greater convenience for our consumers. During the month of June 2017, AirPay processed approximately 40% of the aggregate gross billings for our Garena digital entertainment business across AirPay’s three largest markets, namely Thailand, Vietnam and Indonesia. We are also in the process of embedding the AirPay e-wallet directly within the Shopee App in certain markets and may also in the future embed it in some other third party use cases, which will introduce more users to the convenience and reliability of AirPay.

•	We intend to leverage the substantial presence of our 177.9 thousand registered AirPay counters as of June 30, 2017, which could provide unique solutions for our internet businesses.

For example, certain counters could potentially serve as alternative logistics centers where Shopee buyers or sellers could collect or drop off their goods.

•	In addition, as we expand our digital financial services business, we believe we can leverage our existing data to distribute small loans to our Shopee sellers, which will enable them to maintain or grow their operations and sell more products to our Shopee buyers.

•	We intend to implement our data strategy through the application of data intelligence and deep learning technologies to several fields, including platform design, user interface, search, cross-selling strategy, targeted marketing and digital financial services. We further intend to leverage cross-platform data analytics to pave the way for future cross-selling and new product development.

Continue to Deepen Long-Term Relationships with Our Partners

We will expand strategic relationships with key partners to further increase the value of our brands and better serve our users.

•	In our digital entertainment business, we intend to continue to work with world class game developers to localize their content for our highly populous region.

•	In our e-commerce business, we intend to continue to work closely with sellers to develop its ecosystem, as well as with third-party fulfillment and logistics partners to handle last-mile delivery.

•	In our digital financial services business, we intend to continue to broaden its variety of use cases, including closer collaborations with banks and other financial product providers in insurance and wealth management to bring high quality financial offerings to its users.

Pursue Strategic Investment and Acquisition Opportunities

We intend to pursue strategic investment and acquisition opportunities in order to grow our user base, deepen our market penetration and further expand our offerings, including complementary services and products. For example, in July 2017, we completed our acquisition of a controlling interest in a company that offers an online platform for users to provide reviews of local businesses and provides restaurant booking and food delivery services mainly in Vietnam. This acquisition helps us to further expand our service offerings and user base in GSEA, and strengthens our ecosystem of use cases for AirPay.

Garena provides access to popular and engaging mobile and PC online games, live streaming gameplay, as well as social features such as user chat and online forums

Garena Desktop Application

Latest Updates
about the platform and games are posted prominently

Voice Chat Functionality
for players to communicate with their friends in-game

Integrated Payments Capability
provides convenient top-up options including prepaid game credits, internet banking and other channels

Buddy List
for players to interact and chat with their friends

Garena
Johnson
What's on your mind?
Garena LIVE launched
Garena
LIVE
LEAGUE OF LEGENDS
FIFA ONLINE 3
A.V.A
POINT BLANK
HEROES OF NEWERTH
BETA

Players can **discover and play a wide variety of high quality games, watch live streaming gameplay**, as well as engage with other users socially via community discussions

ELEMENTALIST LUX
10%
Play

Game Landing Page
to launch games, access game-related content and participate in forums

Live Streaming
of online gameplay by players, with a suite of interactive social features such as chatting and gifting

Garena App

Localized Taiwanese Version of Garena App

傳說對決

Players can **chat** with their friends **on-the-go**, whether their friends are on PC or mobile

Galaxy
Hello!
Galaxy
Erica
Wilson

On the **Homepage**, players can read up on the **latest news** and engage **in community forum discussions**

Players gain convenient **access to key game-related features on the go**

Easy access to eSports content further enriches the experience and improves user acquisition and retention

實況直播

Players can watch **live matches** of their friends, community influencers and even professional tournaments

我的戰績
Johnson

Players can review their match history, as well as **key statistics** to benchmark their performance relative to peers

Garena Digital Entertainment Platform

Garena, our digital entertainment business, primarily focuses on offering mobile and PC online games across GSEA. We were the largest online game operator in the first half of 2017 in GSEA by revenue, with a total market share of 11.9% across mobile and PC online games, as estimated by Newzoo and Niko Partners. Revenue from our digital entertainment business was US$155.1 million, US$282.0 million and US$328.0 million in 2014, 2015, and 2016, respectively, representing a CAGR of 45.4%, and increased by 12.3% from US$159.4 million in the six months ended June 30, 2016 to US$179.0 million in the same period in 2017.

We began our digital entertainment business at our inception in 2009. We focus on game curation, localization, operation, distribution, monetization, and payments, as well as user community building and eSports activities.

•	We offer our users easy access to highly engaging, localized and exclusive content online, as well as exciting game activities online and offline. We curate high quality games from leading international game developers through exclusive licensing arrangements. We then localize this content to best suit our users’ preferences in each market.

•	We operate and service the games through a carefully designed regional infrastructure with support from significant on-the-ground resources to optimize the game experience for our users.

•	We also provide access to other entertainment content, such as live streaming of gameplay as well as social features, such as user chat and online forums on our Garena mobile application, or Garena App, and our Garena desktop application.

•	In addition, we are GSEA’s leader in eSports as measured by number of viewers in 2016, according to Newzoo, which strengthens our game ecosystem and increases user engagement.

Our strong capabilities in the entire value chain of online game operation have allowed us to develop Garena into a comprehensive online game ecosystem that serves both global game developers and game players in GSEA. Our ecosystem is very difficult for competitors to replicate and creates a high barrier to entry. As a result, we have been able to secure exclusive licensing arrangements in our markets with top game developers for high quality titles over sustained contract periods, as well as build a highly engaged consumer base for our games and platform.

Garena Applications

Our Garena mobile and desktop applications are important components of our ecosystem. Each is designed to enrich and complement our users’ game experience by offering key avenues for users to explore and share content, connect and socialize.

Garena Desktop Application

Our Garena desktop application provides users with access to all of the PC games we operate, gameplay-related functionalities that enhance user experience, and various social features.

Players log onto the Garena desktop application to launch our PC online games. On the Garena desktop application they may also discover and download new PC online games operated exclusively by Garena. In addition, the application provides a group voice chat function designed for multi-player games in which players form small teams and play against other teams. Using our group voice chat feature, players are able to coordinate with teammates live using voice without affecting their keyboard operations. These functions enhance the game playing performance and experience of our game players.

In addition to serving core gameplay requirements, the Garena desktop application also caters to the social needs of our players. We offer an integrated chat system for our players to keep in touch with the friends they make while playing our games. As of June 30, 2017, the average daily active user of our desktop application for the month of June 2017 had 122 friends in our chat system. Moreover, we released a game streaming feature, Garena LIVE, on the desktop application in Thailand in December 2016 and in Taiwan and Vietnam in the first quarter of 2017. With this feature, players can easily stream in real-time the games they are playing to our web portal at garena.live.

Garena App for Mobile

We launched the Garena App in 2014. Garena App primarily caters to the game discovery, content sharing and social communication needs of our mobile users. The iOS version of Garena App is available on Apple App Store while the Android version can be downloaded from our websites.

On Garena App, users can discover new mobile games offered by Garena. Moreover, those using the Android version may download our mobile games directly from the application. On Garena App, users may also access various forms of content, including game-related news, gameplay strategies, videos, game statistics, as well as eSports-related content, such as in-depth tournament reporting, live score updates and live streaming. Easy access to content further enriches their game experience and improves user acquisition and retention.

On the social side, Garena App offers an integrated text chatting function to allow users to keep in touch with their friends. Garena App also hosts game forums for users to share their views on a wide variety of topics related to games and eSports, such as drawings and stories based on storylines or virtual characters in the games, comments on strategies to win the games and analysis of eSports matches. Users can also socially interact with each other by liking or commenting on posts.

Our Games

As of August 31, 2017, we operated 18 mobile and PC online games, all on an exclusive basis in each of our markets. According to Niko Partners, we offered five of the top ten PC online game titles in GSEA in the first half of 2017. The games we offer are all immersive games, covering some of the most popular and engaging genres, such as multiplayer online battle arenas, or MOBAs; massively multiplayer online action games, or MMOAGs; massively multiplayer online role-playing games, or MMORPGs; and sports games. In these games, users play online in a virtual environment existing on network game servers that connect a large number of players simultaneously to interact with each other within the games.

Our largest five games in terms of revenue contribution in 2016 and the first half of 2017 include Heroes of Newerth, a MOBA game that we launched in March 2011, League of Legends, a MOBA game that we launched in September 2011, Point Blank, a MMOAG that we launched in January 2013, FIFA Online 3, a sports game that we launched in August 2013, and Headshot, a mobile MMOAG that we launched in August 2015. Players of immersive games tend to play more frequently, play for longer periods of time and spend more money on in-game purchases than casual game players, according to Niko Partners. We therefore look to continue to enhance our selection of immersive games in order to better engage and retain our most dedicated users and monetize our content.

Mobile games have gained popularity in GSEA and had a total market size of US$1.9 billion in 2016 according to Newzoo. Over the past two years, our mobile game business has seen rapid growth. In particular, we are the exclusive operator of Arena of Valor in GSEA, a mobile MOBA game developed by Tencent in collaboration with us. Tencent’s mobile MOBA game, Honour of Kings, developed for the China market was the highest grossing mobile game in the world on both the Apple App Store and the Google Play Store in May 2017, according to App Annie. We localized and launched Arena of Valor in Taiwan in the third quarter of 2016, in Vietnam and Thailand in the fourth quarter of 2016, and in Indonesia in the second quarter of 2017. It was one of the top mobile games in terms of downloads in GSEA in the first half of 2017, according to Newzoo. QAUs of the game have grown at a CQGR of 116%, from 4.5 million in the fourth quarter of 2016 to 21.0 million in the second quarter of 2017.

Ecosystem Participants

Game Players

We have a large and active user base for our online game business. We had 64.2 million QAUs during the second quarter of 2017. During the month of June 2017, our games had 40.1 million MAUs and 12.9 million average DAUs, each spending on average 2.3 hours per day playing our games. The table below sets forth certain of our operating metrics for our digital entertainment business for the periods indicated.

	For the three months ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017
	(millions)
Game QAUs	34.1	36.1	45.1	44.7	46.7	46.4	44.9	50.4	56.4	64.2
Game QPUs	3.6	3.3	4.5	5.1	4.9	4.7	4.7	5.3	6.1	6.6

Our large user base as well as the team and social aspects of our games keep our game players engaged and decrease the likelihood that they search outside of our ecosystem for entertainment. It also creates powerful network effects that further attract users to our games resulting in a high barrier to entry for our competitors.

Game Developers

Our market leadership and success in operating and customizing games for our local game players have helped us forge deep relationships with key international game developers such as Tencent, Riot Games and Electronic Arts. These developers rely on us to access users in the region and trust our local know-how to deliver the best experience to those users. We are therefore able to source high quality games from world class developers, many of whom work with us as their exclusive partner in GSEA. We also believe that our large user base contributes to a virtuous cycle. As we attract more high quality game developers to partner with us, we are able to attract more users with a larger volume of high quality content.

Value Proposition

We offer the following key value propositions to game players:

•	Exclusive and Easy Access to High Quality and Localized Game Content. We curate high quality games from top international game developers through exclusive licensing arrangements and customize those games to cater to local user preferences.

Our mobile games are made available on both the Apple App Store and the Google Play Store, as well as through our Garena App. Our PC online games are accessible through our Garena desktop application.

We have established strong relationships with an extensive network of cybercafés throughout GSEA. These cybercafés are important distribution channels for our PC online games due to low residential broadband penetration and other limitations in infrastructure in many parts of our markets. Our strategic alliance with cybercafés allows us to provide our users easy access to our game content.

•	Integrated and Comprehensive Ecosystem. According to Niko Partners, we are the only one-stop service provider across GSEA where users can explore and play online games, socialize, share content, build communities and participate in professional eSports competitions. Through our ecosystem that covers the entire value chain of game operations, we offer our users a seamless and high quality game experience, both online and offline. This includes anytime easy access to professional customer service, high quality content related to the games they play, vibrant game forum discussions, convenient online and offline payment services and social functionalities on mobile and PC to stay connected with other game players. We also offer community activities, including local and regional eSports events.

We offer the following key value propositions to game developers:

•	Access to a Large and Engaged User Base. We provide our game developer partners access to a large user base in GSEA, enabling our games to quickly become popular. We are also able to obtain key insights about local user preferences and behavior for more targeted game design as well as marketing and pricing strategies.

•	Reliable One-Stop Game Operating Services. Our online game ecosystem offers a comprehensive solution to our game developer partners. Our services include game launch and hosting, localization, marketing, distribution, monetization, integrated payment infrastructure, including access to our AirPay platform, and user services, including both online and offline community building activities. We believe these services bring compelling value to our game developer partners.

Online Game Operations

We have a strong in-house capability to identify, procure, customize, rollout and monetize promising new games. Our game operations involve the following key aspects:

Curation

We curate top global game content. Many game developers proactively choose us to operate their games exclusively in GSEA because of our leading market position, strong reputation in the online game community and successful track record of operating and popularizing games in the region. We have a dedicated team that tracks the latest development in online games globally, user data from our own game operations, as well as other entertainment and popular culture trends in the region, which provides us important insights on game selection. We also rely on our years of game operating experience to select games that will match changing user needs and genre preferences. Our game assessment process involves input from our research and development, operations, distribution and payment teams, each playing a key role in the successful launch, operation and monetization of our games.

Once we agree to operate a game, we typically enter into an exclusive licensing arrangement and develop an operating plan with the developer. Such licensing agreements often have terms that range from three to seven years with an option to renew, and typically set out the commercial terms regarding the license fees and royalties and cost arrangement between us and the developer, as well as each party’s responsibilities in content localization, distribution, marketing and operation, among other terms. Some of our licensing agreements contain commitments to pay minimum royalty fees to game developers. Under our licensing agreements, we typically retain between 65% and 80% of gross billings from each game with the remaining portion paid to the game developer.

Content Localization

We work with game developers to translate game content into local languages, revise game design to suit local preferences and meet regulatory requirements for each jurisdiction. We also develop exclusive local content for particular markets to enhance game attractiveness to local audiences. For example, we collaborated with Electronic Arts to promote the inclusion of Vietnamese and Thai soccer legends into the versions of FIFA Online 3 distributed in those markets. This led to higher user engagement from each of the respective local communities. Our content localization efforts entail continuing feedback loops with developers throughout the life of the games we operate.

Localized Operation

Leveraging our deep local knowledge, regional technology capabilities and strong on-the-ground resources, we are able to provide important services to our game developer partners and users, including the following:

•	Marketing. We devise and execute marketing plans tailored for each market. We market our games through a combination of outdoor and print advertisements, television commercials as well as social media platforms and other online forums. We also market our games through our extensive network of cybercafé partners who have installed our Gcafé management and billing system, or Gcafé system. We customize the user interface of each computer in the cybercafé to prominently display our games. As of June 30, 2017, over 1.2 million computers in cybercafés throughout GSEA were managed by our Gcafé system.

•	Game Hosting and Servicing. We host the games on our servers in 12 data centers across GSEA managed by major domestic and international data center service providers. The network of local servers and infrastructure in each of the markets that we operate helps to ensure faster connections and a seamless game experience. The architecture we developed for the network of servers is designed to work effectively in a flexible cloud environment that is highly scalable. Moreover, through our strong on-the-ground support teams, we provide localized customer service and technical support via telephone or online.

•	Managing Local Regulatory Matters. We help our game developer partners navigate the complex and diverse legal regimes in the region. In particular, we often manage the legal and regulatory matters in our region relating to government approvals for game launch and new content release, intellectual property rights protection for the games, and other local legal compliance matters relating to the games. For example, some of our most important markets, such as Indonesia, Vietnam and Thailand, have content control regulations—Vietnam requires a permit for each game, Thailand has a game rating system, and Indonesia is in the process of implementing a rating system. On occasion, we customize and modify the games in order to comply with local regulations. Our familiarity with local regulatory requirements make us a valuable partner for game developers.

Distribution

We distribute PC online games exclusively through our Garena desktop application, which can be accessed by anyone with an internet connection. We distribute mobile games through our own Garena App, the Apple App Store and the Google Play Store.

Cybercafés are also a key part of our PC online game distribution and user acquisition strategy. As home PC and residential broadband penetration rates remain low in many parts of GSEA, many game players in the region rely on cybercafés to access online games, according to Niko Partners. We have established strong relationships with a wide network of cybercafés in our markets and have installed our Gcafé system on their computers. The Gcafé system is software we provide to cybercafés to manage software downloading and updating as well as customer billing. The Gcafé system gives us the ability to influence what the cybercafé users see on their computer screens and to provide them easy access to our games through our Garena desktop applications installed together with the Gcafé system. As of June 30, 2017, we partnered with 68.2 thousand cybercafés throughout GSEA to install and maintain our Gcafé system in their establishments. We believe our network of local cybercafés is a high barrier to entry for competitors.

Monetization and Payments

Our game monetization model is a “freemium” model that allows our users to download and play fully functional games for free. We generate revenue primarily by selling our game players in-game virtual items, which are digital representations of functional or decorative items, such as clothing, weaponry or equipment, which players can purchase and utilize within the game environment to enhance their gameplay experience. Players who choose to purchase in-game virtual items benefit from being able to accelerate progress, enhance social interactions and enjoy a more personalized game playing experience.

We offer many ways for users to purchase in-game virtual items, including through our AirPay platform, other online payment gateways, bank transfers, credit cards, debit cards, mobile phone billing and prepaid cards, including our own prepaid cards, which are sold through agents. We work with developers to set prices for in-game virtual items for each individual market and aim to price our virtual items to optimize revenue generation without negatively impacting user engagement.

eSports

Picture from our Garena Star League eSports Event in Thailand in April 2017

We believe that Garena is the leading catalyst of the growth of eSports in GSEA, as we organize hundreds of eSports events annually and operate the largest professional leagues in the region. We organize eSports competitions that range in size from relatively small-scale village tournaments to widely-publicized and promoted eSports events that rival the size of popular professional athletic events. For example, the finals for the Garena Star League, which was held in Thailand in April 2017, had an attendance of approximately 180 thousand and attracted over 4.1 million views online for the various tournaments. Some of our users have become full-time professional eSports athletes that compete for prize money in tournaments and sponsorships from large corporations that often also sponsor professional sports. The tournaments and leagues that we organize often include live events held in stadium-sized venues that can accommodate tens of thousands of spectators. As a result, we believe our eSports operations generate strong user engagement for our games as well as promote user acquisition and retention.

Shopee is a social-first, mobile-centric e-commerce marketplace where users come together to browse, shop and sell on-the-go, anytime, anywhere

Shopee App

Localized Indonesian Version of Shopee App

Shopee E-commerce Platform

Our Shopee e-commerce platform was the largest in the first half of 2017 in GSEA by GMV and total orders with a 10.6% and 14.7% market share, respectively, as well as a 10.4% market share in total orders in 2016, according to Frost & Sullivan. Shopee had approximately 2.2 times the number of total orders than our closest competitor in the first half of 2017, an increase from 1.6 times in 2016, according to Frost & Sullivan. In the first half of 2017, we were number one by total orders in Indonesia, Thailand, Vietnam, Taiwan and overall GSEA and number one by GMV in Indonesia, Taiwan and overall GSEA, according to Frost & Sullivan. Shopee is a highly scalable third-party marketplace that does not hold inventory, and connects buyers and sellers quickly and efficiently. We believe that GMV growth in GSEA will largely be transacted through marketplaces built upon the third-party, asset-light model. According to Frost & Sullivan, approximately 64% of e-commerce GMV in GSEA in 2016 was transacted through such third-party marketplaces.

Leveraging the region’s growth in smartphone users arising from the affordability of smartphones, we adopted a mobile-first approach by launching the Shopee App in all seven markets in GSEA across several weeks beginning in June 2015, followed by Shopee websites in 2016. In June 2017, the Shopee App was one of the two most downloaded mobile shopping apps in Indonesia, Taiwan, Vietnam and Thailand, the four largest markets in GSEA, on both the Apple App Store and the Google Play Store.

Our buyers choose Shopee because we are a trusted brand and provide easy access to a wide range of products coupled with strong customer service. Shopee sellers choose our platform as an efficient and reliable way of managing the selling process while maximizing customer reach. We provide our users with a safe and trusted shopping environment that is supported by integrated payment and third-party logistics capabilities.

Shopee’s third-party marketplace model allows it to scale up rapidly with relatively light capital requirements compared to players that take on inventory and warehousing costs. Moreover, increases in the number of buyers on a marketplace platform tend to attract a larger number of sellers, which increases the volume and variety of products available and in turn attracts even more buyers. This creates a virtuous cycle resulting in accelerated platform growth. As a result, Shopee has experienced significant growth since its launch in June 2015. Quarterly average MAUs on Shopee increased from 1.0 million in the fourth quarter of 2015 to 9.8 million in the second quarter of 2017. GMV and total orders on Shopee increased respectively from US$41.4 million and 2.1 million in the fourth quarter of 2015 to US$821.2 million and 45.5 million in the second quarter of 2017, and during 2016 were US$1,150.3 million and 73.8 million. More recently, Shopee processed US$317.3 million and US$358.3 million of GMV during the months of July and August 2017, respectively.

The table below sets forth certain of our operating metrics for our e-commerce business for the periods indicated.

	For the Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017
	(millions)
GMV (US$)	—	—	12.9	41.4	91.1	210.0	333.3	515.8	648.3	821.2
Orders	—	—	0.8	2.1	6.9	16.5	21.7	28.6	35.1	45.5
Average MAUs	—	—	0.4	1.0	1.6	2.8	4.0	5.5	6.9	9.8
Average monthly active buyers	—	—	0.1	0.3	0.6	1.2	1.7	2.3	3.0	4.2

During 2016 and the first half of 2017, the principal markets for our Shopee marketplace in terms of GMV were Taiwan, Indonesia, Thailand and Vietnam, and our top two markets together accounted for 86.9% and 84.9% of our e-commerce business, respectively, as measured by GMV. During the second quarter of 2017, the largest market for Shopee in terms of the number of orders was Indonesia, and 96.2% of GMV was from orders placed in Indonesia, Taiwan, Vietnam, Thailand and the Philippines. The table below sets forth the approximate percentage of total orders based on where the order was placed during the second quarter of 2017.

For the three months ended June 30, 2017
Indonesia	39%-41%
Taiwan	36%-38%
Vietnam	6%-8%
Thailand	5%-7%
The Philippines	3%-5%
Singapore and Malaysia	4%-6%

Platform Participants

Our Buyers

The buyer base on Shopee has expanded quickly since its initial launch. The number of average monthly active buyers increased from 0.3 million in the fourth quarter of 2015 to 2.3 million in the fourth quarter of 2016 and 4.2 million in the second quarter of 2017. During the second quarter of 2017, our Shopee platform had on average 3.7 orders per active buyer per month. During the second quarter of 2017, approximately 90% of the confirmed orders were from repeat buyers.

Currently, with limited exceptions, buyers on Shopee can only make purchases from sellers within the same market. However, we enable buyers to make cross-border purchases from selected sellers in China and South Korea on our platform.

Our Sellers

Shopee sellers are primarily individuals and small businesses, many of whom view Shopee as an efficient and reliable way of managing the selling process while maximizing customer needs. On Shopee, each seller has an online storefront on which they list their products, communicate with buyers and complete transactions.

Some of our sellers are popular social media figures who already had a large number of loyal customers before opening their stores on Shopee. These sellers have attracted a significant number of new users to our platform. In October 2016, we launched “Shopee Official Shops,” which features brands and large retailers in a prominently displayed section of the platform featuring the distinct logos of these sellers. We offer such brands and large retailers the opportunity to reach out to a broader base of buyers who are looking for branded products and a more premium shopping experience. As of June 30, 2017, 1,711 brands and large retailers had launched “Shopee Official Shops” on our Shopee platform. Starting in August 2017, we began rebranding the section of the Shopee platform that hosts “Shopee Official Shops” to “Shopee Mall.”

Our seller base has also expanded rapidly since Shopee’s initial launch. The number of average monthly active sellers reached 1.6 million during the second quarter of 2017.

Value Proposition

We offer the following key value proposition to buyers:

•	Anytime and Anywhere Shopping. From the convenience of their smartphones, buyers can access products on Shopee anytime of the day and anywhere in their market as long as they are connected to the internet. Moreover, due to the under-development of retail infrastructure in some GSEA markets, the product offerings available on traditional shopping channels are limited, especially in rural areas. With Shopee, buyers have the ability to buy products that might otherwise not be available to them through traditional shopping channels.

•	Convenient Shopping and Discovery Across a Wide Product Assortment. As of June 30, 2017, we had approximately 74 million active product listings across 27 product categories on our Shopee platform. The large majority of products available on Shopee are listed as new items. In the second quarter of 2017, among items for which the condition was indicated by seller, over 96% of GMV was from items listed as new. Buyers can browse and find products easily through categorized product listings, user-friendly keyword search functions, multi-layer filtering systems and display ranking mechanisms. We also provide users with personalized recommendations, allowing them to discover items they may be interested in more efficiently, with insights from our data analytics.

•	Reliability and Security. Given that many consumers in GSEA are new to e-commerce, reliability and security are critical in convincing buyers to make their initial purchases on Shopee. Shopee addresses this concern by providing buyers the “Shopee Guarantee,” under which payment to the seller is made only after the ordered product is received or deemed to have been received by the buyer. Moreover, we introduced a seller rating system to allow buyers to score and comment on the individual sellers and the shopping experience, including responsiveness, product quality and speed of product dispatch. Each seller has an overall rating, which is shown on his or her storefront. As a result, buyers can easily compare products and sellers based on product reviews and seller ratings from other buyers before deciding what to purchase and from whom.

•	Seamless Payment Options. Shopee enables buyers to make payments using different means, including credit cards, cash on delivery in selected markets and bank transfers. Shopee Guarantee is available for all transactions executed through the Shopee platform.

•	Integrated Logistics Solutions. We work with a number of local and cross-border logistics partners to connect buyers and sellers in our markets. Leveraging the large transaction volumes of our platform, we are able to establish strong relationships with a network of logistics partners that help to reduce delivery costs, improve efficiency and enable better delivery status monitoring by both buyers and sellers.

•	Social Commerce Experience for Better Services and a Stronger Sense of Community. The Shopee platform includes a live chat function. We monitor the response rate of sellers and publicly display how responsive they have been to buyer inquiries. During the second quarter of 2017, approximately 76% of active buyers and 97% of sellers who had at least one confirmed order during the period used the chat function, respectively. In addition, by allowing sharing on social media and introducing other social-media functions, such as the “like” and “follow” features, we offer buyers a greater sense of community. We also organize online and offline community events for buyers based on demographics and interests. This strong emphasis on chat and social media functionalities caters to our target markets and user groups, which sets Shopee apart from the competition.

We offer the following key value propositions to our sellers:

•	An Online and Cost-Effective Marketplace Providing a One-stop E-commerce Solution. Opening a physical shop in some GSEA markets, especially in less developed cities and rural areas, often entails significant upfront costs yet yields low customer flows due to infrastructure limitations. It is also difficult for individual and smaller-business sellers to create an online presence on their own. Moreover, the social media platforms some online sellers use lack even basic commercial functions to facilitate completion of an online transaction. We provide sellers a centralized, standardized and popular e-commerce platform accessible on smartphones and PCs with no initial setup charge. We empower individual and small-business sellers to reach potentially anyone in their markets with an internet connection. The Shopee platform offers sellers an integrated platform for conducting e-commerce business, combining a large and growing buyer base with an easy-to-use interface, powerful seller tools and convenient access to payments and logistics networks.

•	Technology Support and Value Added Services. Leveraging our technical capabilities developed by operating immersive, multiplayer games with high technology requirements, we are able to provide stable and reliable technical support to our sellers. We believe our technology support is superior to that of general social media platforms or blogshops used by some online sellers because it is designed for e-commerce. We offer sellers useful tools on mobile and web-based interfaces to help them manage their e-commerce business through a “Shopee Seller Center.” Using the Shopee Seller Center, sellers can easily create and manage listings, interact with customers, complete transactions and track and manage their revenue and orders in real time. Our tools also allow sellers to easily review and analyze their sales histories to identify trends and buyer preferences to more efficiently manage their business.

•	Seller Training and Community-Building Programs. We offer sellers offline trainings under the program of “Shopee University” to help improve their ability to run their businesses and serve customers on the Shopee platform. Trainings offered through Shopee University cover basic courses, such as how to use the various tools in the Shopee Seller Center, as well as more advanced courses, such as customer communication skills, revenue improvement and marketing. We also promote online community activities on social media platforms and organize offline social and knowledge-sharing events for our sellers to build up a strong and supportive community and interact with buyers face-to-face to forge stronger customer relationships, which in turn helps to attract and retain sellers.

E-commerce Platform Operations

Product Procurement with Category Focus

We arrange the placements of products from third-party sellers on our platform through targeted seller engagement and product placement. We leverage our deep understanding of local market conditions and user preferences to prioritize product categories that we believe to have higher realization rates and profitability for our sellers. Meanwhile, we also focus on expanding categories to include an increasingly diverse range of products. We have historically emphasized categories such as fashion, health and beauty, baby products and toys, and home and living, which we believe generally have higher gross margins for our seller partners. We believe that categories with higher seller gross margins will ultimately lead to better monetization potential for our marketplace.

The table below sets forth the percentage of total GMV by product category during the second quarter of 2017. “Others” includes categories such as food and beverages, tickets and vouchers, and sports and hobbies.

For the three months ended June 30, 2017
Fashion	32.1%
Health and Beauty	15.1%
Baby Products and Toys	11.8%
Home and Living	10.7%
Computers, Cellphone and Cameras	8.2%
Others	22.1%

Seller Support

We offer strong support to sellers on the Shopee platform through large on-the-ground teams with deep local knowledge. Our local teams also offer fast and localized operational and technological assistance in using business management tools. Moreover, an extensive network of logistics and payment solution providers are integrated into the platform to provide users a one-stop solution. For example, our account management teams provide sellers with personalized assistance and answer questions relating to store setup and daily operations. Sellers can contact our local teams at any time to get assistance. Sellers can also choose from the logistics service providers that we partner with for product dispatch at favorable rates and with better integrated services. Shopee takes the user experience beyond a traditional online marketplace environment, making online shopping truly seamless. We believe that these efforts help to streamline the setup, selling as well as inventory and revenue management processes for our sellers, empowering them to achieve greater success in their commercial activities.

Buyer Protection

We focus on creating a secure and reliable shopping environment for our buyers and have developed robust consumer protection policies and procedures, including the following measures:

•	Seller Verification. Everyone that registers to become a seller on the Shopee platform is subject to our verification process and must agree to our standard terms of services before opening a seller account.

•	Listing Screening. Shopee has adopted a set of policies and procedures to prevent and remove listings of inappropriate or illegal goods and to screen out repeat offenders. All listings on the Shopee platform first undergo automated screenings against a list of illegal product names, categories and descriptions. We have developed this list based on local regulations and it is frequently updated by our local teams to reflect the latest regulatory requirements. Listings posted by sellers which are deemed to be of high risk based on our screening will not be visible on our platform until they are manually cleared by our operations and compliance teams. Listings that are not cleared due to regulatory violations or other violations of our terms of use will be permanently removed, and the seller will not be able to edit or re-submit the same product listing. We may suspend or remove accounts that repeatedly submit illegal or inappropriate listings. Moreover, users and other third parties may report listings that they believe to be illegal, inappropriate or offensive for our further review.

•

Shopee Guarantee.    We provide Shopee Guarantee, a free service to facilitate transactions on the Shopee platform. Under Shopee Guarantee, we hold payments made by buyers in our designated Shopee Guarantee account until the ordered products are received or deemed to have been received by the buyer. After this we release the payment to the seller. If the purchased products are never delivered to or received by the buyer, we will return the funds to them. Shopee Guarantee is available for all transactions executed through the Shopee platform. We believe that Shopee Guarantee reduces settlement risks, improves transaction efficiency and security.

•	Dispute Resolution. We have on-the-ground teams to help resolve disputes between buyers and sellers. In the case of a dispute, a buyer may submit supporting evidence through our dispute resolution system and seek compensation from the seller. In 2016 and the second quarter of 2017, 0.3% and 0.3%, respectively, of the orders placed on our Shopee platform were escalated to our dispute resolution team, the vast majority of which were effectively resolved.

Shopee Communication Tool

The Shopee platform offers a live chat function enabling real-time communication between buyers and sellers. Buyers typically use the chat function to clarify product-related details, while sellers typically use the function to confirm payment and delivery information. We believe this communication tool has significantly improved the efficiency and security of transactions and the overall shopping experience. During 2016 and the second quarter of 2017, approximately 67% and 66%, respectively, of all transactions on Shopee involved interactions over our live chat function, with approximately 970 million and 623 million messages sent, respectively, using live chat.

Integrated Logistics Services

Logistics is critical for the development of e-commerce in GSEA since many markets have terrain that is difficult to navigate and underdeveloped infrastructure. We cooperate with over 60 logistics service providers, which include some of the largest and most reliable service providers in GSEA. Because of the large amount of transactions from our platform, we are typically able to negotiate preferred terms with these service providers for our users. Although sellers are not required to use these service providers, they often choose to do so due to the reliable service quality and favorable pricing offered through us.

Moreover, on our Shopee platform, sellers and buyers can track the delivery status of their packages and provide feedback on logistics services. We evaluate and provide feedback to logistics providers to improve the level of services provided to our users, including average delivery times. In 2016 and the second quarter of 2017, only approximately 0.3% and 0.4%, respectively, of shipped orders in Indonesia, Taiwan, Vietnam and Thailand combined, four of our largest markets by GMV, resulted in return or refund requests from buyers after sellers had shipped the items due to late delivery or non-delivery.

Payment on Shopee

As transactions on Shopee are protected by Shopee Guarantee, buyers make payments to Shopee’s designated Shopee Guarantee account which are then released by Shopee to the sellers upon buyer’s receipt or deemed receipt of the goods. Depending on the market, sellers and buyers can choose from a number of payment options to complete transactions on Shopee, including credit cards, bank transfers through ATM or internet, cash payments upon delivery or at designated convenience stores. Additionally, we are in the process of integrating AirPay, our own digital financial services, into our Shopee platform to improve convenience and expand payment options. Shopee has already integrated its payment processing system with AirPay’s payment infrastructure in Vietnam and Thailand and we anticipate completing the implementation of AirPay as a payment enabler for Shopee across the other markets in GSEA in the near future.

Marketing and Promotions

We undertake both online and offline marketing efforts to maximize our brand awareness and attract new users. Our online efforts mainly include online advertisements through major web portals, search engines and social media. Many of our online advertisements focus on attracting new users by promoting awareness of the convenience, cost effectiveness and reliability of e-commerce and Shopee. Our offline marketing efforts include display advertisements in locations with high traffic and are carried out by our local teams. Moreover, we conduct targeted promotional campaigns to incentivize buyers and sellers to use our platform. We believe that our investment in marketing and promotions will lead to an acceleration of GMV and market share growth, which in turn strengthens our pricing power and enables us to monetize at higher rates.

In 2016, Shopee pioneered “Mobile Shopping Day” as an annual promotional shopping event. Shopee processed 1.4 million orders generating US$18.2 million of GMV on September 9, 2017, supported by our Mobile Shopping Day event in Taiwan, Vietnam, Thailand, the Philippines, Singapore and Malaysia. In 2016, we ran our Mobile Shopping Day event in Indonesia on October 10 and anticipate doing so again on October 10, 2017.

Monetization

We began monetizing our e-commerce business in 2017 in Taiwan and Indonesia by offering sellers a cost-per-click advertising service to feature and promote their products in search results generated by Shopee buyers on our platform, and by charging sellers in Taiwan commission fees for transactions completed on Shopee. We have been focusing on building the scale and liquidity of our marketplace, and will increasingly focus on monetization as our GMV and market share continue to grow. We believe that our sellers will be willing to pay us because of the compelling value propositions offered by Shopee.

AirPay App provides access to a full suite of services, including bill payments, cinema tickets and other products

AirPay App

Localized Thai Version of AirPay App

Current AirPay E-wallet Balance
Ability to Link Credit and Bank Accounts
Mobile Top Up
Payment for both prepaid and postpaid mobile plans
Food Delivery
Convenient ordering and delivery of food
Top Up Services
Direct top-up for game credits and other third-party providers
eTickets
Online booking of bus and ferry tickets
Donations
Offers a variety of donation options to various charities and social organizations
Hotels
Compare and book hotel rooms
QR and Barcode Scanning Functionality
Bill Payment
Including utility and electricity bills
Movie Tickets
Convenient purchase of movie tickets from the two largest cinema chains in Thailand
Insurance
Travel insurance products
eVouchers
Instant access to vouchers and deals from restaurants and beauty parlors
Leisure
Purchase amusement park tickets
Funds Transfer
Send funds to other AirPay or bank accounts
AirPay
9:41 AM
100%
แสกน
฿ 500.00
บัตร
ชำระบิล
เติมเงินมือถือ
สั่งอาหาร
ตั๋วหนัง
เติมเกม
บัตรเติมเงิน
ประกัน
โรงแรม
ตั๋วรถ
คูปอง
โอนเงิน
บริจาค
ไลฟ์สไตล์
AirPay Card

BANK

AirPay Digital Financial Services Platform

AirPay, our digital financial services business, provides e-wallet services to consumers through the AirPay App and to small businesses through the AirPay counter application. Through our AirPay counter network, we are able to reach a large unbanked consumer population and process their cash payments to our merchant partners. AirPay App users are also able to top-up their AirPay App accounts at AirPay counters. AirPay was the number one digital payments provider in GSEA in the first half of 2017 by e-wallet GTV with a 13.8% market share, according to IDC. In 2016 and the first half of 2017, AirPay processed 133.6 million and 87.1 million, respectively, e-wallet transactions with GTVs of US$501.2 million and US$472.4 million, respectively, through the AirPay App and the AirPay counters.

AirPay was launched in Vietnam in April 2014, in Thailand in June 2014, and recently began limited operations in Indonesia, Taiwan and the Philippines. The AirPay App is available in Thailand, Vietnam and Taiwan, and AirPay counters are operating in Thailand, Vietnam, Indonesia and the Philippines. Through our AirPay e-wallet services, our users can make payments for a wide variety of products and services, such as food, entertainment, transportation, mobile telecommunications and bill payment.

Our AirPay App allows users to conveniently conduct online transactions and to directly connect their bank accounts to top-up their e-wallet. Through our AirPay counter application, which has both mobile and PC versions, small businesses set up over-the-counter services and purchase electronic goods and mobile and bill credits which they subsequently sell to consumers for cash, all through the AirPay platform. The counters also process cash top-ups by our AirPay App users to their accounts. These “reverse ATM” services are especially useful to the millions of unbanked consumers across GSEA who would not otherwise be able to engage in and benefit from the convenience of online transactions.

AirPay was initially launched to provide a cost-effective payment solution for our digital entertainment business. We have since integrated our AirPay platform with third-party merchants and cover an increasingly broad set of consumption use cases such as food, entertainment, transportation, mobile telecommunications and bill payment. As of June 30, 2017, we offered 388 use cases across 13 use case categories. This, in turn, attracts a large and growing number of consumers to our platform. Moreover, by integrating with local, regional and global banks and third-party payment gateways, we have built AirPay into a one-stop payment platform facilitating online transactions, which is integrated with local commerce infrastructure and designed to lower transaction costs for us and for our merchant partners.

We believe that the growth of AirPay has significantly benefited, and will continue to benefit, from both our digital entertainment and e-commerce businesses, which are able to provide AirPay a large captive user base. For example, during the month of June 2017, AirPay processed approximately 40% of the aggregate gross billings for our digital entertainment business across AirPay’s three largest markets, namely Thailand, Vietnam and Indonesia. In addition, Shopee uses our AirPay infrastructure in Thailand and Vietnam for its Shopee Guarantee services as initial steps towards a long-term plan to integrate AirPay as a payment option for Shopee. As a part of that plan, we are in the process of embedding the AirPay e-wallet directly within the Shopee App in certain markets. We may also in the future embed it in some other third party use cases. Once these plans are implemented, the transaction volumes and active user numbers relating to AirPay App will reflect those relating to the AirPay e-wallet services embedded in Shopee as well as in those other third party use cases.

The table below sets forth certain of our operating metrics for our digital financial services business for the periods indicated.

	For the Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017
	(millions)
E-wallet transactions(1)	10.9	15.1	20.0	24.5	26.4	29.9	36.4	40.8	42.9	44.2
E-wallet GTV (US$)(1)	28.8	41.2	55.0	68.3	82.2	96.9	130.7	191.5	240.9	231.5
Payment processing GTV (US$)	—	—	0.5	4.3	5.4	15.1	34.0	58.6	81.1	116.5

Total AirPay GTV (US$)	28.8	41.2	55.5	72.7	87.6	112.0	164.7	250.2	322.0	348.0

(1)	Includes transactions processed through the AirPay App and AirPay counters

In the months of July and August 2017, through the AirPay App and AirPay counters, we processed e-wallet GTV of US$77.6 million and US$80.0 million, respectively, while we separately had payment processing GTV of US$56.0 million and US$74.5 million, respectively, giving us total AirPay GTV of US$133.6 million and US$154.5 million, respectively.

Platform Participants

AirPay App Users

Through the AirPay App, anyone may use their connected mobile device as an e-wallet to participate in online transactions. Consumers use the AirPay App for a broad array of online transactions, such as purchasing tickets for entertainment events and transportation, ordering meals, buying insurance products, making payments for utility bills, mobile top-up, purchasing or topping-up prepaid game credits, as well as accessing e-vouchers and promotion codes for offline products and services.

Consumers using the AirPay App do not need a credit card or a bank account, as the AirPay App accepts account top-up payments in cash through any of our AirPay counters, in addition to direct bank transfers. The user interface of the AirPay App in each market is localized to reflect local use cases and user preferences.

The number of registered user accounts on the AirPay App grew from 0.5 million as of December 31, 2015 to 1.4 million as of December 31, 2016 and 3.0 million as of June 30, 2017. The MAUs on the AirPay App were 185.0 thousand, 298.7 thousand and 909.6 thousand in December 2015 and 2016 and June 2017, respectively. As the AirPay App continues to expand its portfolio of use cases to serve a wide and growing range of consumer needs, we believe our user base on the AirPay App and their frequency of use will see strong growth.

AirPay Counters

An AirPay counter is a physical over-the-counter retail location that maintains a balance in its AirPay e-wallet account, which is used to purchase electronic and physical goods and credits, such as prepaid game credits and mobile top-up, food, beverage and other convenience store items, from suppliers or service providers. The AirPay counter then sells those electronic and physical goods and credits to consumers who pay the counters in cash. AirPay counters also provide utility bill and other payment forwarding services to consumers for cash payments. AirPay counters can be found at a variety of convenient locations in Thailand, Vietnam, Indonesia and the Philippines, including cybercafés, small local shops, book stores, food and beverage merchants, sim card stores, accommodation providers and convenience stores. AirPay counters also serve as important cash access points for the platform. By allowing consumers to pay cash to top up their accounts on the AirPay App, AirPay counters act as a “reverse ATM” providing important avenues for the AirPay App to reach the large unbanked populations in GSEA.

Garena’s strong relationship with a large network of cybercafés has enabled AirPay to rapidly establish a wide network of AirPay counters. As of June 30, 2017, 73.3% of cybercafés within the Garena network, or 50.0 thousand in total, also operated as AirPay counters. In addition, AirPay processes transactions of prepaid game credits on our Garena platform in Indonesia, Vietnam and Thailand. During the month of June 2017, AirPay processed approximately 40% of the aggregate gross billings for our digital entertainment business across AirPay’s three largest markets, namely Thailand, Vietnam and Indonesia. AirPay also provides the payment processing for Shopee in Vietnam and Thailand, with all incoming payments to Shopee accounts under Shopee Guarantee as well as the outgoing payments from Shopee accounts to Shopee seller accounts operationally handled by AirPay. This payment processing service is an initial step in our long-term plan to further integrate AirPay with the Shopee platform and make the e-wallet function an integral payment option for Shopee users, creating a large captive user base for AirPay.

Our network of registered AirPay counters has grown rapidly from 68.2 thousand as of December 31, 2015, to 144.7 thousand as of December 31, 2016 and 177.9 thousand as of June 30, 2017 in convenient locations in Thailand, Vietnam, Indonesia and the Philippines.

Merchants

Merchants are providers of the products or services that our users can purchase through the AirPay platform. Merchants on our AirPay platform currently include telecommunications companies, online and offline entertainment service providers such as game operators, movie theaters and amusement parks, utility service providers, food delivery service providers, credit card issuers, banks, insurance companies and car leasing companies. As we increase the number and type of merchants on the AirPay platform, we are able to offer mobile payment solutions for a wider range of products and services to meet the daily needs of our users and attract more users to the platform. With a larger and growing base of active users, we in turn will be able to attract more merchants to the AirPay platform. Therefore, the platform is expected to benefit from a virtuous cycle in its growth trajectory as it continues to expand its merchant network as well as user base.

In 2016 and the second quarter of 2017, 85.0% and 85.8%, respectively, of the e-wallet GTV transacted on AirPay was for products and services provided by third-party merchants rather than for our own digital entertainment and e-commerce businesses. This number indicates that, while AirPay benefits from synergies with our own businesses in terms of transaction volumes and reach of physical networks, it has independently established itself as a valuable e-wallet service provider by capturing significant market share independent of use cases derived from our existing ecosystem of online transactions.

Value Proposition

We offer the following key value propositions to AirPay App users:

•	Convenient, Fast and Reliable Mobile Payment Solutions. The AirPay App enables users to transact on mobile phones without a credit card or a bank account. Users are able to create and top-up accounts, make transfers, manage account balances and complete purchases of a wide range of goods and services for their daily needs, all within the AirPay App. The AirPay App also enhances payment security by leveraging our strong technological capabilities in building a secure payment platform and by reducing the use of cash. As a result, the AirPay App provides a convenient, fast and reliable mobile payment solution to our users that is literally “at their fingertips.”

•	Broad Array of Use Cases. The AirPay App allows our users to purchase a variety of products and services from a number of merchants covering a wide range of important daily needs, including food, transportation, entertainment and bill payment. As of June 30, 2017, we offered 388 use cases across 13 use case categories. As we continue increasing the use cases and expanding the merchant network on the AirPay platform, we expect to attract an ever larger user base.

We offer the following key value propositions to AirPay counters:

•	Increased Revenue. AirPay enables counter operators to offer additional services, such as bill payment and mobile talk time top-up, to their customers. The counters would not otherwise be able to connect directly with the merchants because transaction volumes of individual counters are too small for this setup to be cost effective for the merchants. AirPay solves this problem by aggregating and managing orders from thousands of counters as a centralized platform, enabling the counters to indirectly connect to the merchants through the AirPay platform to provide payment services. These new value-added services also attract more customers to the counters, providing them with opportunities to cross sell their other products and services. Therefore, AirPay helps bring in new revenue streams for the counters in terms of commissions from new value-added services as well as potential additional revenue from increased customer traffic.

•	Electronic Payments and Inventory Management. The AirPay counter application digitizes both payments and inventory management for the counters. Instead of using cash, the AirPay counter operators are able to settle payments electronically with merchants through the AirPay platform. Moreover, rather than maintaining inventory of certain goods that they sell, the counter operators are able to purchase virtual goods through the AirPay counter application immediately before sales are made to their customers, minimizing inventory costs and risks.

•	Low Setup and Operating Costs. Operating a counter does not require any substantial incremental investment or the maintenance of a physical inventory. Counter operators can start their counter operations with a minimal capital investment for the purchase of a thermal printer and a barcode scanner to identify accounts and make payments. The low setup and operating costs combined with the new income streams brought in with the counter services tend to promote the profitability of AirPay counters, which in turn accelerates the growth of the AirPay counter network.

We offer the following key value proposition to merchants:

•	Professional Payment Solutions Facilitating Collection of Funds. Leveraging our technological strength and strong on-the-ground resources, AirPay is able to provide reliable and secure payment collection, aggregation and transfer solutions to the merchants. Through the AirPay platform, merchants will only need to periodically settle payments with AirPay as an intermediary. This improves payment efficiency and reduces collection costs for the merchants because those merchants do not have to deal with numerous small payment transactions from consumers or small businesses who may use diverse forms of payment methods, including cash.

•	Access to Broader Consumer and Retailer Bases. Due to the underdevelopment of payment and other infrastructure in many parts of GSEA, many people do not have credit cards or bank accounts. It is often difficult and costly for large merchants to serve customers or directly supply retailers with small transaction volumes on an individual basis. As a result, these consumer and retailer bases may not be easily accessible to certain merchants. AirPay’s centralized platform and payment intermediary capabilities help to fill this gap. It connects local, regional and global merchants with a large local user base as well as a wide network of small businesses that is easy to manage and cost-effective for the merchants.

•	Customer Convenience. AirPay App users are able to make purchases quickly and remotely through the AirPay App. By making payments easy for consumers, the AirPay platform facilitates transactions with consumers for the merchants.

Digital Financial Services Platform Operations

Payment Processing Services for Shopee

AirPay provides payment processing services for Shopee in Vietnam and Thailand by handling incoming payments to Shopee accounts under Shopee Guarantee as well as the outgoing payments from Shopee accounts to Shopee seller accounts. In 2016 and the first half of 2017, the GTV of payment processing services was US$113.2 million and US$197.6 million, respectively, the amount of which is not included in the e-wallet GTV of AirPay. These payment processing services facilitate Shopee transactions and lower the payment costs. They are also initial steps toward our long-term plan to fully integrate AirPay e-wallet services into the Shopee platform.

Small Loans

As a natural extension of our digital financial services business, we began extending small loans to small businesses in Thailand in June 2016 through AirPay counters. From the launch of this service through June 30, 2017, we had extended approximately 75,000 loans to borrowers in Thailand at an average loan amount of US$165 with an overdue rate after 90 days of approximately 0.32%. Our current borrowers are all AirPay counter owners, and we are able to use their customer and transaction data to reduce our lending risks. We may in the future extend loans to other small businesses that have existing business relationships with us. Our loans are primarily for working capital purposes and have relatively short repayment periods. Most of these loans have a term ranging from 30 to 180 days and an interest rate of approximately 1% per month. We currently do not offer loans in any other markets other than in Thailand.

Monetization

Currently, our digital financial services business primarily generates revenue from commissions charged to merchants for transactions settled using the AirPay platform. Each merchant pays a commission, which is either a percentage of the transaction value or a fixed fee per transaction. For transactions completed using our AirPay App, we are entitled to the entire amount of the commission, less any banking or credit card fees. For transactions transacted over an AirPay counter, a portion of the commission is shared with the counter operators. We believe that revenue sharing is important in recruiting and motivating new counter operators to join our network. Our digital financial services business also generates revenue from interest payments we receive from the small loans we provide to borrowers. We will continue to leverage our strong on-the-ground resources, local market and operational expertise, as well as regional platform capabilities, to grow the user base and expand the use cases of AirPay. Although we do not currently provide some traditional financial services, such as brokerage, wealth management, insurance securities or retail lending, we plan to further build AirPay into a comprehensive digital financial services platform, supported by insights we develop from analyzing the potentially huge wealth of user data collected from the long-term operations of our consumer technology businesses.

Licenses

The financial services industry is heavily regulated and we are required to obtain and maintain certain licenses in the jurisdictions in which we provide financial services. As of the date of this prospectus, we have obtained the licenses necessary to provide payment services in Vietnam and

Thailand, and to provide loans in Thailand. As we expand our digital financial services business to additional markets, we will need to obtain additional licenses and permits in order to comply with local laws. See “Regulation” and “Risk Factors—Risks Related to Our Business—We may fail to obtain, maintain or renew the requisite licenses and approvals.”

Our Technology

Technology is key to our success as it enables us to operate our business more efficiently, improves the user experience and supports innovation. Our technology team is composed of highly-skilled engineers, computer scientists and technicians whose expertise span a wide range of areas. As of June 30, 2017, we employed a team of approximately 500 engineering and data analysis personnel engaged in building our technology platform and developing new online and mobile products.

Network Infrastructure

Our physical network infrastructure utilizes our private data centers that are linked with high-speed networking. We have established local servers and infrastructure in each of the markets that we operate to ensure faster connections and a seamless user experience. We have developed our architecture to work effectively in a flexible cloud environment that has a high degree of elasticity. Our automatic provisioning tools have enabled us to increase our storage and computing capacity in a short period of time in response to increasing demand for online game services. We operate at a scale that routinely delivers massive amounts of content to millions of users across our platform. We believe that this will represent the largest concurrent user capacity of all games in GSEA. Our technology architecture has been designed to scale horizontally to accommodate the large amounts of data our network generates. This allows our distribution, operations and payment teams to cooperate with each other and the product and research and development teams to design, deliver and share innovations.

Our proprietary network application protocols also ensure fast and reliable mobile communications under different network conditions in GSEA. The aim is to provide a consistent user experience across different mobile and PC devices, operating systems, carriers, and network environments.

Data Analytics

Our infrastructure enables us to store and process large datasets and deploy our services to our users across a wide region. As our user base grows and the level of engagement and activities on our platform increases, we will continue to expand our technology infrastructure to maintain and improve the quality of our user experience.

We process large volumes of data related to gameplay, e-commerce and payment processing. Our proprietary multi-dimensional data analysis engine collates and structures our data in a variety of ways for use in ad-hoc analysis, real time in-line analysis and standardized reports. Our data analysis generates visualized results that can be filtered according to numerous performance metrics, enabling us to locate key performance drivers and non-performing virtual items. Data mining generates invaluable insights on user needs, preferences and behaviors, through which we improve our services and user experience, enhance effectiveness of cross-promotions and discover opportunities for improving user retention and increasing user life-time value. Moreover, our data science technology serves various types of data-intensive computational needs, including high-volume batch processing and multi-variable and multi-dimensional real-time analytics. Data mining as well as transaction, payment and behavioral data science capabilities are used extensively in numerous applications such as search and online marketing on our marketplaces, and credit profiling and risk management of our emerging small and medium-sized enterprises loan business. We also make available some of our data analysis to our Shopee sellers, allowing them to easily review and analyze their selling histories to identify trends and efficiently manage their business through our system.

Online Games

We have developed a proprietary technology platform with strong data analysis capabilities that integrate and track every aspect of our online game business operations, including game redesign and localization, distribution, payment channel management, user research, virtual goods merchandizing, marketing, cross-promotion and game services.

We use sophisticated algorithms to determine the likelihood of user engagement with specific game recommendations and we use this data to match the most relevant games or third-party applications to each of our users based on the user’s profile and game play history. For example, in 2016, we launched a sales campaign with personalized recommendations to users based on their past in-platform behaviors. By leveraging data analytics, the campaign led to an approximately 35% increase in the ratio of paying users to active users from the third quarter of 2016 to the fourth quarter of 2016 for League of Legends in Taiwan.

Moreover, our servers and the SDK modules embedded in our mobile game applications, jointly support various functions within our games, including analysis of user and game data, central management of user accounts, account security, payment gateway connectivity, user communication, social connectivity and cross-promotion functions.

E-commerce

We believe Shopee is one of the largest and fastest mobile content delivery networks in GSEA. The technology underlying Shopee accelerates the loading of millions of product photographs and descriptions on web pages delivered to millions of users and offers them a fast and smooth mobile shopping experience.

Our proprietary database management system is one of the largest database systems for mobile online transaction processing in GSEA. It runs on servers and can be scaled up to hundreds of nodes to achieve scalability. Moreover, it plays a critical role in supporting transaction processing in our marketplaces in a cost-efficient manner.

We provide data to Shopee sellers on a real-time basis to enable them to better understand key trends to target and acquire customers. For buyers, we use our data to create a better shopping experience by personalizing search results and shopping recommendations. We also leverage our data to help our logistics partners improve their fulfillment and delivery systems, processes and resource allocation.

Digital Financial Services

We strive to continually improve our digital financial services technology and in particular our e-wallet and payment processing technology to enhance the customer experience and to increase efficiency, reliability and security. A substantial portion of our development efforts are focused on creating specialized software that enhances our internet-based customer functionality and we have developed intuitive user interfaces, customer tools and transaction processing, database and network applications that help our users to reliably and securely complete transactions on our sites.

With a view to managing our incremental technology costs, our payment processing services rely on the same technological infrastructure as our online games and e-commerce services, which is scalable and customizable. Our payment processing platform consists of a database, a processing system and interfaces for consumers, content providers and telecommunications service providers and distribution partners. The interfaces are connected to the processing system through secure protocols, namely secure sockets layer (SSL), and transmission control protocol / internet protocol (TCP/IP). In order to reduce the risk of a virus spreading through our entire network, our terminals are not connected to each other.

Our integrated application programming interface (API), enables the content providers, telecommunications service providers and online merchants, respectively, to verify the authenticity of e-vouchers that we issue. We use a platform for global credit card payment processing and domestic alternate payment processing. We do not store the credit card information of our users.

Customer Service

We had a dedicated team of over 880 customer service personnel in GSEA as of June 30, 2017. We believe our customer service team is well-trained in assisting our users with issues they encounter on our platforms, gathering feedback on how to improve our services and receiving member complaints and suggestions. Moreover, we have adopted systematic internal procedures to quickly respond to and resolve customer complaints.

Intellectual Property

Our business is based significantly on the acquisition, creation, use and protection of intellectual property. Some of this intellectual property is in the form of software code, patented technology and trade secrets that we license from game developers, or that we created to localize the games and to enable them to run properly on multiple platforms. We also create audio-visual elements, including graphics, music, story lines and interface design, which are sometimes required during the localization process. Other forms of this intellectual property include the technology and know-how that we developed and use to operate our e-commerce and payment products.

As of June 30, 2017, we had 150 registered trademarks, 13 registered copyrights, and applications for the registration of 92 trademarks. In addition, as of June 30, 2017, we had 59 registered domain names that are material to our business.

We believe the protection of our trademarks, copyrights, domain names, trade names, trade secrets, patents and other proprietary rights is critical to our business and we protect our intellectual property rights in various jurisdictions across GSEA by relying on local laws and contractual restrictions. More specifically, we rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws in GSEA and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. Moreover, we enter into confidentiality, proprietary rights assignment, non-compete and non-assignment agreements with our employees, and have confidentiality arrangements with our business partners. We also actively engage in monitoring and enforcement activities with respect to infringing uses of our intellectual property by third parties.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of the intellectual property created by or licensed to us. See “Risk Factors—Risks Related to Our Business—We may not be able to protect our intellectual property rights.” Also, we cannot be certain that the games that we license, our redesign of these games or our e-commerce and payment processing services do not or will not infringe on the valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in “Risk Factors—Risks Related to Our Business—We are subject to risks related to litigation, including intellectual property claims, consumer protection actions and regulatory disputes.”

Competition

Each of the online game, e-commerce and e-wallet industries in GSEA is highly fragmented. We face competition in each of our lines of business in each market where we operate. Some of our competitors, particularly those based outside of GSEA, may have greater access to capital markets, more financial and other resources, and a longer operating history than we do.

Online Games

We compete on the basis of a number of factors, including user base, game portfolio, quality of user experience, brand awareness and reputation, relationships with game developers and access to distribution and payment channels. Our competitors primarily include companies with a presence in just one or a few markets in the region.

E-commerce

We face competition principally from regional players that operate across several markets in the region. We also face competition from single-market players in the region. We compete to attract, engage and retain buyers based on the variety and value of products and services listed on our marketplaces, overall user experience and convenience, online communication tools, integration with mobile and networking applications and tools, quality of mobile applications, and availability of payment settlement and logistics services. We also compete to attract and retain sellers based on the number and engagement of buyers, the effectiveness and value of the marketing services we offer, commission rates and the usefulness of the services we provide including data and analytics for potential buyer targeting, cloud computing services and the availability of support services including payment settlement and logistics services.

E-wallet Platforms

AirPay competes primarily with credit card and debit card service providers, banks with payment processing offerings, other offline payment options and other electronic payment system operators. AirPay competes with these companies primarily on the basis of transaction processing speed, convenience, network size, accessibility, reliability and price. We believe the combination of AirPay’s numerous physical service counters and the AirPay App is a significant competitive advantage because of the strong demand in GSEA for convenient forms of payment processing.

Culture and Employees

Our human capital has scaled alongside the growth of our business. We had a total of approximately 2,500, 4,500, 5,300 and 5,400 employees as of December 31, 2014, 2015 and 2016 and June 30, 2017, respectively. The following table indicates the distribution of our employees by business and role as of June 30, 2017:

Function	Number of Employees
General operation	2,262
Sales and marketing	2,265
General and administrative	535
Research and development	376

Total	5,438

Our success depends on our ability to attract, retain, motivate, and inspire qualified personnel. Our corporate culture is anchored in our Three Core Beliefs and Five Core Values. We believe that this culture has been critical to our success and is an important element in our ability to attract and retain top talent.

We believe we offer our employees competitive compensation packages and a collegial and creative working environment. As a result, we have generally been able to attract and retain qualified employees and have had limited attrition at senior leadership levels.

We generally enter into standard confidentiality and employment agreements with our management and other employees. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for one year after the termination of his or her employment.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes as of the date of this prospectus.

Facilities

Our headquarters and our principal technical development facilities are located in Singapore, where we have leased approximately 11,340 square meters of office space, as of June 30, 2017. We also have local offices in each of our markets of Indonesia, Taiwan, Vietnam, Thailand, the Philippines and Malaysia.

Our servers are hosted in leased data centers in different areas across GSEA. The data centers in our network are owned and maintained for us by major domestic and international data center providers. We generally enter into leasing and hosting service agreements with renewal terms that range from one to three years. We believe that our existing facilities are sufficient for our current needs and we may need to obtain, usually by lease, adequate facilities to accommodate any future expansion plans.

Insurance

We do not have property, business interruption, general third-party liability, product liability or key-man insurance. See “Risk Factors—Risks Related to Our Business—We have limited business insurance coverage.”

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have an adverse material effect on our business, financial condition or results of operations. We may periodically be subject to legal proceedings, investigations and claims relating to our business. We may also initiate legal proceedings to protect our rights and interests.

REGULATION

This section sets forth a summary of the significant regulations or requirements in the jurisdictions where we conduct our material business operations, namely Indonesia, Taiwan, Vietnam, Thailand and Singapore. The primary laws and regulations to which we are subject relate to foreign investment, dividend distributions, foreign exchange controls, game operating, e-commerce, payment processing, data protection, intellectual property rights, anti-money laundering and terrorism financing and employment and labor.

Indonesia

Regulations on Foreign Investment

The Law No. 25/2007 regarding Investment issued on April 26, 2007, or the Indonesia Investment Law, states that all business sectors or business types are open to foreign investment, except those over which the Indonesian government has expressly prohibited or restricted foreign investment. Under the Indonesia Investment Law and the Negative Investment List promulgated by the Indonesian government applicable at the time of establishment of our Indonesia operating entities, foreign investors can own up to 100% of the equity in game distribution and e-commerce marketplace businesses in Indonesia. We have obtained the investment in-principle license and the business license required for foreign investment companies engaging in game distribution and e-commerce marketplace businesses in Indonesia issued by the Indonesian Investment Coordinating Board. In addition, Indonesian investment laws render void any agreements containing statements by Indonesian shareholders that they hold shares in an Indonesian company for the benefit of a foreign beneficiary. Therefore, any contractual arrangements with local shareholders to comply with foreign ownership restrictions should be carefully structured.

Regulations on the Use of Rupiah

On June 28, 2011, the government of Indonesia enacted Law No. 7 of 2011 on Currency, or the Indonesia Currency Law, which took immediate effect. Furthermore, on March 31, 2015, Bank Indonesia enacted Bank Indonesia Regulation No. 17/3/PBI/2015 on the Mandatory Use of Indonesian Rupiah within the Territory of the Republic of Indonesia, or the Indonesia Currency Law Implementation Regulations. The implementation rules of the Indonesia Currency Law require the use of Indonesian Rupiah for all transactions conducted within Indonesia including transactions for payment, settlement of obligations and other financial transactions, except for certain exemptions provided under the Indonesia Currency Law Implementation Regulations. Failures to comply with any provisions under the Indonesia Currency Law Implementation Regulations may subject the person to administrative, criminal or monetary sanctions of up to IDR1 billion (US$75,080).

Regulations on Dividend Distributions

Dividend distributions are regulated under Law No. 40 of 2007 on Companies, or the Indonesia Companies Law. A decision to distribute a dividend needs to be made by a resolution of the shareholders at the annual or general meeting of shareholders upon the recommendation of the board of directors of a company. A company may only declare dividends at the end of a fiscal year if it has positive retained earnings. Furthermore, the Indonesia Companies Law allows a company to distribute interim dividends prior to the end of a financial year so long as it is permitted by its articles of association and provided that the interim dividend does not result in the company’s net assets becoming less than the total issued and paid-up capital and the compulsory reserves fund. Such distribution shall be determined by the company’s board of directors after being first approved by the board of commissioners. If, after the end of the relevant financial year, the company has suffered a loss, any distributed interim dividends must be returned by the shareholders, and the board of directors and board of commissioners of the company will be jointly and severally responsible if the interim dividend is not returned. A limited liability company is required to reserve a certain amount from its net profit each year as a reserve fund until such fund amounts to at least 20% of its issued and paid up capital.

Regulations on Foreign Exchange

Indonesia has limited foreign exchange controls. The Indonesian Rupiah is generally freely convertible within or from Indonesia. The Indonesian Investment Law stipulates that foreign investors are allowed to make capital contributions and repatriate dividends, profits and other income in foreign currency without obtaining prior approvals from governmental authorities and/or Bank Indonesia, the central bank of Indonesia. The conversion of foreign currency into Indonesian Rupiah for capital contribution purposes does not require any governmental approvals.

On September 5, 2016, Bank Indonesia issued Bank Indonesia Regulation No. 18/18/PBI/2016 on the Foreign Exchange Transactions against Rupiah between Banks and Domestic Parties and Bank Indonesia Regulation No. 18/19/PBI/2016 on Foreign Exchange Transactions against Rupiah between Banks and Foreign Parties, or the Indonesia Foreign Exchange Regulations. According to such regulations, a party wishing to convert Indonesian Rupiah to foreign currency exceeding certain thresholds set forth in the Indonesia Foreign Exchange Regulations is required to submit certain supporting documents to the bank handling the foreign exchange conversion, including the underlying transaction documents and a duly stamped statement confirming that the underlying transaction documents are valid and that the foreign currency will only be used to settle the relevant payment obligations. For conversions not exceeding the threshold set forth in the Indonesia Foreign Exchange Regulations, the person only needs to declare in a duly stamped letter that its aggregate foreign currency purchases have not exceeded the monthly threshold set forth in the Indonesian banking system.

Regulations Relating to Game Business

A game operating platform in Indonesia is subject to the Regulation No. 11 of 2016 on Classifications of Electronic Interactive Games, or the Rating Regulation, promulgated by the Ministry of Communication, Information and Technology, or MOCIT. The Rating Regulation allows game developers, producers, or operators to self-rate the games that they have created, produced or published in Indonesia, regardless of whether such game has been rated in its country of origin. This self-rating will be evaluated by the Games Classifications Committee appointed by and reports to the MOCIT. The evaluation conducted by the Games Classifications Committee will be made based on reports from or information available to the public, periodically, or on a random basis.

The Rating Regulation classifies games into five categories which are intended to guide parents and other users to choose games that are appropriate for the age group of the users. Based on the amount of sensitive content, games are classified into the following age-groups: over three years old, over seven years old, over 13 years old, over 18 years old, and all ages. Games that have been rated by developers, producers or creators, will be included in the Recommended Games Register maintained by the Directorate General of Information Technologies Applications under MOCIT, or DGITA. On the other hand, if a game contains pornographic material, promotes gambling using real or virtual money, or contradicts prevailing laws, such game will not be rated and will not be included in the Recommended Games Register. DGITA may, based on a recommendation from the Games Classifications Committee, adjust the rating of a game if the operator of the game fails to give an appropriate rating. In addition, such operator could face claims from the public should its rating be deemed to mislead users or parents, and DGITA may adjust the rating accordingly.

Regulations on E-commerce

Control of Internet Websites Containing Negative Content

Pursuant to MOCIT Regulation No. 19 of 2014 on Controlling Internet Websites Containing Negative Content, or the Negative Content Regulation, an internet website is not permitted to display negative content, which includes pornographic content and other illegal activities that offends public decency, involves gambling, humiliation, extortion, or defamation, contains misleading information, or intends to incite violence against an individual and/or a particular ethnic, religious, or racial group. Internet websites containing negative content will be included in the Trust-Positive List maintained by the government. Once included, internet service providers in Indonesia are obligated by the government to block access to such websites. Upon removal of the negative contents, the internet website owner or the public may petition the government to lift the block on the website.

Limitations and Liabilities of Platform Operators and E-commerce Merchants

On December 30, 2016, MOCIT issued MOCIT Circular Letter No. 5 of 2016 on Limitations and Liabilities of Platform Operators and E-commerce Merchants, or the Platforms and Merchants Liabilities Circular Letter. The Platforms and Merchants Liabilities Circular Letter specifically addresses the various goods and/or services which may not be traded through user-generated-content platforms, or UGC platforms, and the obligations and responsibilities of platform operators, users and online merchants.

The Platforms and Merchants Liabilities Circular Letter sets out two groups of products which may not be traded through UGC platforms such as our Shopee e-commerce marketplace. The first group contains products with negative content, such as pornography or gambling-related materials. The second group contains products with illegal content, such as weapons, explosives or prohibited drugs.

We are required to provide terms that clearly set out the types of content that can be uploaded by merchants onto the Shopee e-commerce marketplace, and to actively evaluate and monitor various commercial activities carried out by users or merchants on our Shopee e-commerce marketplace. We are also required to remove, delete and block any banned content that we discover through our monitoring activities and pursuant to reports by our Shopee users. Online merchants will be held responsible for all uploaded content that contravene the terms and conditions that we establish for our Shopee e-commerce marketplace. If we fail to employ active monitoring measures or to act in a timely or effective manner in response to user reports relating to listings or sales of negative or illegal content on the Shopee e-commerce marketplace, we may be subject to sanctions in the form of a temporary or permanent block.

Provision of Applications and Content Services through the Internet

On March 31, 2016, MOCIT issued Circular Letter No. 3 of 2016 on Provision of Applications and Contents Services through the Internet, or the OTT Circular Letter, which regulates provision of virtually all over-the-top services or services provided over the internet, or the OTT services. The definition of OTT services includes online messaging, online games, webpages and e-commerce platforms. The OTT Circular Letter has extraterritorial reach and shall be applicable to any OTT services providers serving the Indonesian market. OTT services providers are required to employ data protection measures, conduct filtering, screening, and censorship functions, use national payment gateways and Indonesian IP addresses and provide manuals in the Indonesian language. Furthermore, a foreign OTT services provider is required to establish a permanent establishment in Indonesia in accordance with Indonesian taxation laws and expected to comply with all Indonesian laws and regulations. Due to the broad coverage of the OTT Circular Letter, we are subject to this circular letter and therefore must adhere to all of its requirements.

Regulations on Personal Data Protection and Information Security

In December 2016, MOCIT enacted MOCIT Regulation No. 20 of 2016 on Personal Data Protection, or the Personal Data Protection Regulation, which sets out the rules governing the protection of personal data that are stored in electronic form. The regulation requires any action taken in relation to personal data, including acquisition, processing, storage, transfer, disclosure and access, and erasure, to secure prior consent of the owner of such personal data. Under the Personal Data Protection Regulation, electronic system providers are required to notify the personal data owner in the case of any breach involving his/her personal data no later than 14 days subsequent to the occurrence of the breach.

If we fail to comply with the Personal Data Protection Regulation, we may be subject to sanctions in the form of warnings or written reprimands, temporary suspensions, or may be blacklisted.

Regulations on Consumer Protection

Consumer protection in Indonesia is regulated under Law No. 8 of 1999 on Consumer Protection, or the Consumer Protection Law, which became effective on April 20, 2000. It is the first comprehensive law devoted to protecting the rights of and promoting the recourses available to, users of both goods and services. The law details activities and circumstances that are prohibited such as disclosing incorrect and unclear information regarding the services rendered or promoting false advertising. Violations of the Consumer Protection Law may result in an administrative and/or criminal sanction such as mandatory contribution to a compensation fund or an imprisonment sanction.

Regulations on Intellectual Property Rights

Trademark and Geographical Indication Law

Before the end of 2016, the Indonesian House of Representatives enacted the Law No. 20 of 2016 on Trademark and Geographical Indication, or the Trademark and Geographical Indication Law. The new Trademark and Geographical Indication Law has expended the scope of trademark protection and adopted the Madrid protocol provisions, which cover the trademarks of our Indonesian entities.

The Trademark and Geographical Indication Law shortened the trademark registration process from 12 to 18 months to eight months. In addition, the Trademark and Geographical Indication Law recognizes two types of international trademark registration application: an application originating from Indonesia to an International Bureau which is filed through the Directorate General of Intellectual Properties under the Minister of Law and Human Rights, or an application addressed to Indonesia as the receiving office from an International Bureau. To be able to file an application in Indonesia for the international registration of a trademark, the applicant either must have applied for registration of the trademark in Indonesia or already owns the trademark in Indonesia.

Regulations Relating to Copyrights

Copyrights in Indonesia are regulated under Law No. 28 of 2014 on Copyrights, or the Indonesia Copyright Law. Indonesia adopts the declarative system of copyright protection whereby a copyright is an exclusive right of a creator of content which arises automatically after a creation appears in a concrete form. The Indonesia Copyright Law protects creations in the field of science, arts and literature, which includes, among others, computer programs, video games, photography, songs or music with or without lyrics, and all forms of art.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

Prevention and Eradication of Money Laundering

Law No. 8 of 2010 on Prevention and Eradication of Money Laundering regulates the types of transactions which are required to be reported to the Indonesian Financial Transaction Reports and Analysis Center, or PPATK, and the entities responsible to report such transactions. Under this law, any party who conceals or disguises the origin, source, location, allocation, assignment, or actual ownership or assets known or reasonably suspected to be proceeds of crimes may subject to monetary sanction of up to IDR5 billion (US$375,404) and imprisonment of up to 20 years. Financial service providers must comply with know-your-customer principles and report suspicious financial transactions that it believes is related to money laundering to the PPATK. The reporting party is required to report to PPATK any suspicious financial transactions, and any transaction entered into with its customers having a minimum amount of IDR500 million (US$37,540), or an equivalent value in other currencies, and/or any financial transaction involving the transfer of funds from and to other countries, no later than 14 business days after the transaction is conducted.

Failure to submit the report may subject the reporting party to administrative sanction(s) which will be imposed by the supervisory and regulatory body in the form of a warning letter, public announcement on the action or sanction and/or an administrative penalty.

Prevention and Eradication of Terrorism Financing

Law No. 9 of 2013 on the Prevention and Eradication of Terrorism Financing was enacted in order to prevent the funding of terrorists. Under this regulation, an act of terrorism financing is defined as direct and/or indirect acts in order to provide, collect, grant, or loan funds to persons that knowingly would use the funds to conduct terrorist acts. Companies that fund terrorism in Indonesia may face large monetary fines, have their assets seized and their permits revoked. Moreover, such companies may also be dismantled or expropriated by the government. Financial service providers must comply with know-your-customer principles and report suspicious financial transactions that it believes is related to terrorism to the PPATK. Failure to do so will result in fines of up to IDR1 billion (US$75,080). Financial service providers that provide fund transfer services must also request the sender of funds to present identification and information explaining the purpose of the fund transfer and must keep a record of all transactions for at least five years. Funds of the alleged financers of terrorism may be frozen upon the request of the PPATK, investigators, public prosecutors, a judge, and other legally designated parties.

Regulations on Labor

On March 25, 2003, the House of Representatives enacted Law No. 13 of 2003 on Manpower, or the Indonesia Manpower Law. Under the Indonesia Manpower Law, we are not allowed to pay our employee wages below the minimum wage stipulated annually by the relevant provincial, regency or municipal government. The minimum wage is set in accordance with the need for a decent standard of living, taking into consideration the productivity and growth of the economy. If we fail to abide by requisite minimum wage regulations in the Indonesia Manpower Law, our directors may be liable to a term of imprisonment of no less than one year and up to four years. Moreover, we may also be subject to a fine of up to IDR400 million (US$30,032).

Indonesia has adopted social protection and social welfare programs for employees who are working in Indonesia under Law No. 24 of 2011 on the Social Security Agency, or the Indonesia Social Security Agency Law. The Indonesia Social Security Agency Law establishes two social welfare programs, namely, the healthcare social security insurance and employment social security. Employment social security covers workers compensation, pensions and life insurance. Under the

Indonesia Social Security Agency Law, an employer is required to register itself and its employees as employment social security participants. If an employer fails to comply with this obligation, it will be subject to a written warning, fines and/or exclusion from certain public services. The Indonesia Social Security Agency Law further stipulates that an employer that violates its obligation to provide the requisite financial contributions to healthcare social security insurance and employment social security will be subject to up to eight years of imprisonment and fines of IDR1 billion (US$75,080). In addition, pursuant to the Indonesia Manpower Law, every person, including foreign nationals, who is employed for at least six months in Indonesia, must participate in the social security programs in Indonesia.

Taiwan

Regulations on Foreign Investment

PRC Investors

Although there have been significant economic and cultural interactions and relationships established between Taiwan and the PRC, there have been and remain tensions between the governments of Taiwan and the PRC regarding the international political status of Taiwan. Due in large part to these tensions, Taiwan has imposed restrictions on investments by PRC investors.

Investment in Taiwan by PRC investors is governed by the Measures Governing Investment Permits to the People of the Mainland Area, or the Measures, which was last amended on June 17, 2015, and promulgated by the Ministry of Economic Affairs of Taiwan, or the MOEA. PRC investors refer to PRC individuals, juristic persons, organizations and other institutions and PRC invested companies from other jurisdictions, or collectively, PRC investors. “PRC invested companies from other jurisdictions” refer to those entities incorporated outside of the PRC and invested by PRC individuals, juristic persons, organizations and other institutions that (i) directly or indirectly hold more than 30% of the shares or capital of such entities, or (ii) have the ability to control such entities. Under applicable regulatory guidance, “control” is defined to include: (i) having the ability to hold more than 50% of the voting shares under agreement with other investors; (ii) having the ability to control the financing, operation and personnel appointment and removal of the company according to laws or agreements; (iii) having the ability to appoint or remove more than half of the members of the board of directors; (iv) having the ability to direct more than 50% of the voting power in the board of directors; or (v) other indicia of control as set forth in Statement of Financial Accounting Standards Nos. 5 and 7 promulgated by the Financial Accounting Standards Committee of the Accounting Research and Development Foundation of the Republic of China. PRC investors are required to apply for an approval before engaging in the following investment activities: (i) holding the shares issued by or making capital contribution in the company or enterprise in Taiwan, exclusive of a single or accumulated investment that is less than 10% of the shares in a Taiwanese company that is listed on a stock exchange or traded on an over-the-counter market; (ii) setting up a branch, sole proprietorship or partnership in Taiwan; or (iii) providing loans to the invested companies for more than one year. In addition, PRC investors with military background or military purpose are banned from investing in Taiwan. Certain statutory business categories, such as computer recreational activities, software publication, third party payment and general advertising services, are not listed as permitted in the Positive Listings. PRC investors are not allowed to invest in a Taiwan company that operates businesses in such statutory business categories.

Before investing in Taiwan in accordance with the Measures, PRC investors investing in a Taiwan company that operates businesses in the statutory business categories listed as permitted in the Positive Listings are required to apply for prior approval from the MOEA.

In case of being deemed as non-compliance with the above-mentioned laws and regulations, the Taiwan authorities may take a range of actions, including:

•	imposing fines between NT$120,000 (US$3,950) and NT$600,000 (US$19,750) and further fines if the non-compliance is not rectified as ordered;

•	ordering the violator to reduce any direct or indirect ownership or control by PRC investors;

•	requesting the violator to divest some or all of its investment or controlling its invested companies in Taiwan;

•	suspending the rights of shareholders or terminating some or all of the contractual arrangements between the violator and its invested companies in Taiwan and/or the shareholder or director of such companies; and

•	discontinuing the operations, and revoking the business licenses of its invested companies in Taiwan.

We do not believe, based on advice from our Taiwan counsel, LCS & Partners, that we are a PRC investor under existing Taiwan law and court judgments. See “Corporate History and Structure—Contractual Arrangements among Our VIEs, Their Shareholders and Us” for the basis of our conclusion that we do not believe we are a PRC investor under existing Taiwan law and court judgments. However, we cannot be certain that Taiwan authorities will not take a different view, and cannot rule out the possibility that the Taiwan authorities will take action nor anticipate the outcome of such actions. See “Risk Factors—Risks Related to Doing Business in Greater Southeast Asia—Our businesses and operations in Taiwan may be materially and adversely impacted if we are deemed to be a PRC investor or if our VIE arrangements in Taiwan are deemed to be invalid or unenforceable or not in compliance with Taiwan laws.”

Foreign Investors

Foreign investments in Taiwan are governed by the Statute for Investment by Foreign Nationals, last amended on November 19, 1997. Foreign investors may invest by holding shares issued by a Taiwanese company, contributing to its registered capital, establishing a branch office, a proprietary business or a partnership in Taiwan, or providing loans to the invested business for a period exceeding one year, provided that the business items of the invested Taiwanese company are not in a negative list promulgated by the MOEA from time to time.

Financial Support Provided by Offshore Entities

According to the Statute for Investment by Foreign Nationals, last amended on November 19, 1997, offshore entities can provide loans to any Taiwanese companies that such offshore entities do not hold any equity interest in without any approval from government authorities, subject to certain foreign exchange approval requirements in connection with the remittance of foreign currency in excess of certain amount by Taiwanese entities. There is no maximum limitation on the amount of loans a Taiwanese company may receive from an offshore entity. Moreover, based on current laws and regulations, there is generally no limitation on guarantees made by an offshore entity to a Taiwanese company.

Regulations on Foreign Exchange

Foreign exchange matters are generally governed by Taiwan’s Foreign Exchange Regulation Act, last amended on April 29, 2009, and regulated by the Ministry of Finance of Taiwan, and the Central Bank of the Republic of China (Taiwan). Authorized by the Foreign Exchange Regulation Act, the Central Bank of the Republic of China (Taiwan) has promulgated the Regulations Governing the Declaration of Foreign Exchange Receipts and Disbursements or Transactions on March 27, 2017, in order to deal with the declaration of foreign exchange receipts, disbursements or transactions involving NT$500,000 (US$16,458) or more or its equivalent in foreign currency.

Under existing laws and regulations, foreign exchange approvals must be obtained from the Central Bank of the Republic of China (Taiwan) on a payment-by-payment basis. A single remittance by a company with an amount over US$1 million or remittances by a company whose annual aggregate amount exceeds US$50 million may not be processed without the approval of the Central Bank of the Republic of China (Taiwan). Although such approvals have been routinely granted in the past, there can be no assurance that in the future any such approvals will be obtained in a timely manner, or at all.

Regulations on Information Technology and Intellectual Property Rights

Taiwan does not have a specific statute with respect to regulations governing information technology. The related regulations are mainly dispersed within the Personal Information Protection Act promulgated on November 14, 2011, or the Electronic Signatures Act. The main purpose of the Electronic Signatures Act is to encourage the use of electronic transactions, ensure the security of electronic transactions, and facilitate the development of electronic commerce. According to the Electronic Signatures Act, documents may be maintained in electronic form, and an electronic signature may be used with the consent of the other party. In addition, a non-government agency shall not collect or process specific personal information unless it has a legitimate specific purpose and complies with all of the conditions provided in the relevant laws.

Intellectual property rights are protected primarily through the Copyright Act (last amended on November 30, 2016), the Patent Act (last amended on January 18, 2016), the Trademark Act (last amended on November 30, 2016) and the Trade Secrets Act (promulgated on January 30, 2013) in Taiwan.

Regulations on Imported Games and Game Operations

Operations of online games are regulated by the Regulations on the Rating of Game Software, last amended on November 12, 2015. Game operating companies and agents of game software need to clearly label the rating and warning language on the packaging or webpages of the game according to the rating system under the regulations and register the rating level and plot of such game software in the database of the competent authority to allow for rating level searches. In the event the rating level of a game is not labeled properly according to the relevant regulations, the game operating company or agent may be subject to fines, and may be subject to repeated penalties if such non-compliance is not rectified within the stipulated periods.

In addition, according to the Recording of Matters in the Standard Contracts of Online Games promulgated by the Executive Yuan on December 13, 2007 and amended in December 2010, game operating companies need to label the following information on their game websites and the packaging of their games: (i) the rating level and the age groups that are prohibited or suitable for the game, (ii) the minimum system requirements for running the game, and (iii) details regarding the game’s refund policy.

Regulations on E-commerce

Under the Act Governing Electronic Payment Institutions promulgated on February 4, 2015 and effective as of May 3, 2015, an “electronic payment institution” means a company approved by the competent authority to accept, through a network or electronic payment platform, the registration and opening of accounts by users to keeps track of their deposit and transfer records, and also uses electronic equipment to convey the receipt or payment information to engage in certain e-commerce businesses in the capacity of an intermediary between payers and recipients, including the following businesses: (i) collecting and making payments for real transactions as an agent, (ii) accepting deposits of funds as stored value funds, (iii) transferring funds between e-payment accounts, and (iv) other businesses approved by the competent authority. However, a company which only engages in the business of collecting and making payments for real transactions as an agent and the total balance of funds it collects/pays and keeps does not exceed NT$1 billion (US$32.9 million) in the average daily amount of a year is not considered an electronic payment institution. Therefore, our Shopee business in Taiwan is not considered an “electronic payment institution” in Taiwan because we merely collect and make payments for real transactions as an agent by cooperating with certain banks in Taiwan and the total balance does not exceed the maximum amount under the Act Governing Electronic Payment Institutions.

Regulations on Data Protection and Information Security

The main regulation governing the protection of personal data in Taiwan is the Personal Information Protection Act, last amended on December 30, 2015. The Personal Information Protection Act governs the collection, processing and use of personal information in order to prevent abuse of personal data by other parties. Companies that seek to collect, process and use personal information need to disclose the name of the party collecting the personal information and the purpose of collecting the personal information subject to the user’s consent, as appropriate. Data subjects should also be informed of their rights under the Personal Information Protection Act and how they can exercise such rights. Our digital entertainment and e-commerce businesses are required to comply with the Personal Information Protection Act while collecting, processing and using the personal information of our users. Failure to comply with the Personal Information Protection Act will give rise to fines and criminal liability.

Regulations on Anti-money Laundering and the Prevention of Terrorism Financing

According to the Money Laundering Control Act of Taiwan, which was last amended on December 28, 2016 and which will become effective on June 28, 2017, the scope of the definition of money laundering has been widened to include the following behaviors: (i) knowingly disguises or conceals property or property interests obtained from a serious crime or transfers or changes the specific gain from criminal actions to assist others to escape from criminal indictment; (ii) covers or hides the nature, source, flowing, location, ownership, disposition and other interest of gains of a particular crime; and (iii) receives, possesses or uses the gain of a particular crime. We will continue to closely monitor regulatory developments in order to continue to comply with the anti-money laundering and prevention of terrorism financing regulations.

Regulations on Labor

According to the Labor Standards Act of Taiwan, last amended on December 21, 2016, employers are not allowed to terminate employment contracts without cause. Further, the mere transfer of ownership of a company is not sufficient grounds for laying-off employees. Only when the employer is to be dissolved due to transactions under the Merger and Acquisition Act can such employer terminate the employment agreements with the employees that are not offered employment by the surviving or assigned company. Under the Labor Standards Act and the Labor Pension Act of Taiwan, employers are required to contribute no less than 6% of an employee’s monthly salary into a specific account as part of the employee’s pension. Under the Labor Insurance Law of Taiwan, employers should withhold and pay for the social insurance premium for employees aged between 15 and 65. In addition, under the National Health Insurance Law of Taiwan, employers are required to pay for a certain statutory percentage of the employees’ health insurance premium.

Vietnam

Regulations on Foreign Investment

Foreign investment into Vietnam is regulated by both domestic legislation and international agreements, with the primary regulation being the Law on Investment and Vietnam’s WTO commitments. Foreign investment is divided into three general categories: unrestricted, restricted, and prohibited. With respect to the “restricted” category, restrictions can take the form of a specific foreign ownership ceiling in a foreign-invested company, a general requirement to enter into a joint venture with a Vietnamese party with no mandated maximum foreign ownership ceiling, or the requirement to obtain certain government approvals for foreign ownership with respect to the industries that the Vietnam government has not committed to opening to foreign investment. For example, foreign ownership in companies engaging in online game business may not exceed 49%, and foreign ownership in companies engaging in e-payment or e-commerce business is restricted unless certain government approvals are obtained. We have obtained approvals from the Department of Planning and Investment of Vietnam for direct ownership of equity interests in our online game, e-commerce and e-payment businesses as a foreign investor, including approval for 100% direct ownership in our e-commerce business.

Financial Support Provided by Offshore Entities

Financial support in the form of loans, direct cash injections and guarantees provided by an offshore entity to a Vietnam entity is permitted under Vietnamese laws, including Vietnam’s foreign exchange control regime. Loans provided by offshore lenders to Vietnam entities with a term of more than 12 months must be registered with the State Bank of Vietnam and must satisfy certain conditions with respect to the term, type and purpose of the loan. There is no other restriction or dollar amount limitation imposed on any of the foregoing financial support mechanisms.

Regulations on Foreign Exchange

Vietnam does not possess a fully liberalized foreign exchange control regime, and the use, exchange and remittance of foreign currencies are regulated by the Ordinance on Foreign Exchange Control and its guiding instruments, along with miscellaneous regulations on inward investment.

The use of, and exchange of foreign currencies for, Vietnamese Dong, is broadly dependent on whether such foreign currencies are used for capital investment purposes or general transactional purposes. Capital investment comprises both indirect investment and direct investment, with direct investment defined as any foreign investment where the investor participates in the management and operation of the invested company. Foreign currencies and Vietnamese Dong are permitted to be used for direct investments and only Vietnamese Dong may be used for indirect investments. All capital investments into Vietnam, whether direct or indirect, must be made through specialized investment capital bank accounts, and any dividend distributions and returns of capital from such investments must be made through the same accounts. There are no foreign exchange control or remittance restrictions imposed on amounts held in such investment capital bank accounts.

Vietnamese Dong held in current accounts can generally be freely exchanged for foreign currency and subsequently remitted offshore, provided that the origin of such amounts and the reason for the exchange and remittance are legitimate and legal. Contracts for the supply of goods or services entered into between a Vietnamese individual or company and a foreign company are one of the valid bases for such foreign currency exchange transactions.

Regulations on Imported Games and Game Operations

According to Circular No.34/2013/TT-BCT, games are permitted to be imported into Vietnam. With regards to the publication of games, including electronic games, Vietnam’s WTO commitments allow foreign investors to provide electronic games only through a business cooperation contract or a joint venture company with a Vietnamese partner which is licensed to provide electronic games. Foreign investment into the joint venture company generally shall not exceed 49%. See “Regulation—Vietnam—Regulations on Foreign Investment.”

The operation of electronic games is mainly governed by Decree No.72/2013/ND-CP, which regulates the management, provision and use of internet services and online information, and Circular No.24/2014/TT-BTTTT, which provides further guidance to Decree No.72/2013/ND-CP. These regulations divide electronic games into the following categories: G1 games (simultaneous interactions among various players via a game server), G2 games (simultaneous interactions only between players and a game server), G3 games (simultaneous interactions among various players but no interactions between players and a game server), and G4 games (those downloaded from a network with no interaction among players or between players and the game server). Companies may operate G1 games after obtaining a License to Provide Game Services and, for each game the company offers, it also needs to obtain a Decision to Approve Game Content issued by the Ministry of Information and Communications of Vietnam. Companies may operate G2, G3 and G4 games after obtaining a Certificate of Registration of Game Service Provision and, for each game the company offers, it also needs to obtain an Announcement of Service Provision issued by the Agency of Broadcasting and Electronic Information.

Regulations on E-commerce

E-commerce businesses are mainly governed by the Law on E-Transactions, Decree No.52/2013/ND-CP, or Decree 52, and Circular No.59/2015/TT-BCT, or Circular 59.

According to Decree 52, companies that own e-commerce direct sale websites must notify the Ministry of Industry and Trade of Vietnam of their establishment. Companies that own e-commerce service provision websites, including e-commerce marketplace, online auction websites, and online promotion websites, must apply with the Ministry of Industry and Trade for the establishment of such e-commerce platforms.

According to Circular 59, e-commerce mobile applications include applications used for direct sale of goods and applications for provision of e-commerce services. Accordingly, a company with such applications must register to establish an e-commerce service provision website with the Ministry of Industry and Trade if it owns a mobile application with both goods sales and services provision functions, and notify the Ministry of Industry and Trade of the establishment of the mobile application for either the sale of goods or the provision of services.

Our e-commerce business in Vietnam has made the requisite applications and notifications and obtained the requisite approvals for the provision of e-commerce services.

Regulations on E-payment Services

According to Decree No.101/2012/ND-CP, intermediary payment services include the provision of electronic payment facilities (such as financial switch services, electronic clearing services and electronic payment gateway services), payment support services (such as cash collection and cash payment services, support services for wire transfers and digital wallet services), as well as other intermediary payment services prescribed by the State Bank of Vietnam. Non-financial companies that wish to provide intermediary payment services are required to obtain a license for intermediary payment services. To obtain this license, companies must satisfy certain conditions, such as meeting minimum equity capital thresholds (50 billion Vietnamese Dong, or approximately US$2.2 million) as well as receiving prior approval for its plan to operate the intermediary payment services.

Our digital financial services business in Vietnam has obtained the license for intermediary payment services for electronic payment gateway services, cash collection and cash payment services and digital wallet services.

Regulations on Data Protection and Information Security

Vietnam does not have a comprehensive data protection law. Instead, data protection provisions are prescribed across various legislation, which include the Vietnam Civil Code, the Law on Protection of Consumers’ Rights, the Law on Information Technology, and the Law on E-commerce, which are all issued by the National Assembly of Vietnam. While there is no unified definition, personal data may generally be defined as information that is adequate to accurately identify a data subject, covering at least one of the following types of information: full name, date of birth, ID number/passport number, profession, title, contact address, e-mail address, and telephone number. A subject’s right to privacy is protected by laws. Any collection, publication, processing, transfer to a third party or any other use of a subject’s personal information requires the consent of such subject.

On November 19, 2015, the Vietnam National Assembly issued the Law on Cyber Information Security, which sets forth regulations on cyber information security. Accordingly, individuals and companies must implement measures to assure the security of cyber information. For example, entities providing information technology services must comply with regulations on the storage and use of personal information, apply blocking and handling measures upon receipt of a notice that sending such information is illegal, and implement measures to allow recipients to refuse the receipt of information.

Regulations on Intellectual Property Rights

Intellectual property rights in Vietnam are governed by the Law on Intellectual Property, together with certain international agreements to which Vietnam is a signatory (such as Vietnam’s WTO commitments on Trade-Related Aspects of Intellectual Property, and the Madrid Agreement Concerning the International Registration of Marks).

In order for certain intellectual property rights to be recognized and enforceable in Vietnam, intellectual property owners must register those rights. Copyrights must be registered with the Department of Copyright of Vietnam. Industrial property, such as patents, trademarks and industrial design, must be registered with the National Office of Intellectual Property of Vietnam.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

Vietnam’s Law on the Prevention of Money Laundering contains the primary anti-money laundering and prevention of terrorism financing regulations in Vietnam. It applies to all financial institutions and certain non-financial institutions engaged in specific business activities, which include offering games for prizes and payment services, such as those operated by our Vietnam VIEs.

The Department of Anti-Money Laundering established under the State Bank of Vietnam monitors and regulates Vietnam’s anti-money laundering regime. Entities subject to the anti-money laundering regime must report certain transactions to the Department of Anti-Money Laundering, including high-value transactions of no less than 300 million Vietnamese Dong (US$13,374), suspicious transactions, and transactions involving companies or individuals in the countries and territories on the “black list” published by the Ministry of Public Security. Moreover, apart from the know-your-client procedures required by Vietnamese law, entities subject to the anti-money laundering regime must perform an enhanced due diligence investigation on high-risk parties, which include foreign individuals on the list of “politically influenced persons” published by the State Bank of Vietnam or individuals or entities conducting transactions using new technologies that enable such persons to conduct transactions without meeting in person with a member or staff of the bank.

Regulations on Labor

Vietnam’s Labor Code, along with a number of guiding instruments, regulates the relationship between employers and employees in Vietnam, including both Vietnamese nationals and expatriates. It specifies that an employment contract must be made in writing. There are broadly three types of labor contracts: indefinite term contracts, fixed term contracts, and temporary or seasonal contracts. An employer is only permitted to offer two consecutive fixed term contracts, subsequent to which the employment contract must be an indefinite term contract.

Vietnam has a particularly employee friendly labor law regime. Employees are entitled to statutory benefits payable by the employer, including health, social and unemployment insurance. Compensation in the form of severance pay is owed in most cases to an employee upon the expiration or termination of employment, save for instances of dismissal for cause. Moreover, non-compete, non-solicitation and any other labor contract clauses which may be deemed to interfere in a person’s right to seek employment are difficult, if not impossible, to enforce.

Thailand

Regulations on Foreign Investment

Foreign investment in Thailand is regulated under the Thai Foreign Business Act, which states that a foreigner is restricted from engaging in certain businesses in Thailand as described in the Thai Foreign Business Act, such as advertising business, sale of food and beverage, and other service businesses which include e-payment services, unless an approval is granted by the Cabinet of Thailand or a foreign business license or a foreign business certificate is granted by the Ministry of Commerce of Thailand or there is an exemption under other specific laws.

The term “foreigner” under the Thai Foreign Business Act covers the following definitions:

(i)	a natural person who is not a citizen of Thailand;

(ii)	a juristic person not established in Thailand;

(iii)	a juristic person established in Thailand with half or more of the shares constituting its capital held by (i) or (ii) or half or more of the total capital of such juristic person invested by (i) or (ii); and

(iv)	a juristic person established in Thailand with half or more of the shares constituting its capital held by (i), (ii) or (iii), or half or more of the total capital of such juristic person invested by (i), (ii) or (iii).

The definition of “foreigner” does not include references to relative voting arrangements, control of the management of a company or the economic interests of Thai and foreign nationals. The Thai Foreign Business Act only considers the immediate level of shareholding. As a result, no cumulative or look-through calculation is applied to determine the foreign status of a company when it has several levels of foreign shareholding. See “Corporate History and Structure—Thailand Shareholding Structure” for more details about our shareholding structures in Thailand and “Risk Factors—Risks Related to Our Corporate Structure—We rely upon structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations.”

Regulations on Foreign Exchange

The legal basis for foreign exchange control in Thailand is derived from the Exchange Control Act, B.E. 2485 (1942), as amended, and Ministerial Regulation No. 13 (B.E. 2497 (1954)).

In order to control the volume of foreign currency in Thailand and promote the stability of the Thai Baht, foreign exchange regulations in Thailand state that all foreign exchange transactions, including those involving purchases, sales, exchanges and transfers, shall be conducted through commercial banks and through authorized non-banks, namely authorized money changers, money transfer agents, and companies, that are granted foreign exchange licenses from the Minister of Finance of Thailand. There is no limit on the remittance of foreign currency into Thailand; nevertheless, remittance of foreign currency to outside of Thailand is primarily limited to the value of the underlying transaction. Prior approval from the Bank of Thailand may be necessary if the transaction is beyond what is allowed under the regulations. Failure to comply with the laws and regulations will lead to a fine and/or imprisonment. We only remit foreign currency out of our Thailand operations through commercial banks and authorized non-banks with the requisite licenses and generally do need to obtain separate approval from the Bank of Thailand for such transactions.

Regulations on Dividend Distributions

Dividend distributions by private companies incorporated in Thailand are governed by the Civil Commercial Code and the Revenue Code. Dividends shall only be distributed out of a company’s retained earnings. A company looking to distribute dividend is required to set aside at least 5% of its retained earnings into a legal reserve fund at the time the dividend is paid until and unless the legal reserve fund reaches 10% of the company’s registered capital.

The dividend distributed to a company’s shareholders is subject to a 10% withholding tax. The withholding tax may be exempt or reduced depending on the rules and regulations of the Thai revenue code and the double taxation agreements that Thailand has entered into with other countries.

Regulations on Game Businesses

Digital game and game distributing businesses, either for personal computers or mobile phones, are governed by the Film and Video Act B.E. 2551, as amended, or the Film and Video Act. Digital games are treated as videos under the Film and Video Act. Digital games to be exhibited, exchanged or distributed in Thailand shall be reviewed and approved by the Thailand Film and Video Censorship Committee. Updates and amendments to previously approved digital games will be regarded as new games and subject to the review and approval by the Film and Video Censorship Committee. Companies engaging in the game distributing business are required to obtain a game distributing license under the Film and Video Act unless the games are offered for free. We have arranged for obtaining the approvals of the games we exhibit and their updated versions from the Film and Video Censorship Committee regularly.

Regulations on E-commerce

Pursuant to the Commercial Registration Act, B.E. 2499 (1956), as amended, or the Commercial Registration Act, and the Notification Regarding Requiring Business Operators to Register their Businesses No. 11, issued by the Ministry of Commerce in 2010, or Notification No. 11, an e-commerce business operators, including the companies engaging in the sale and purchase of goods or services using electronic devices via the internet and e-marketplace, are required to register its business with the Ministry of Commerce of Thailand. We have registered our Shopee e-commerce marketplace business with the Ministry of Commerce.

Pursuant to the Direct Sale and Direct Marketing Act B.E. 2545 (2002), as amended, or the Direct Sale and Direct Marketing Act, companies engaging in direct sales or direct marketing are required to register its business with the Secretariat General of the Office of Consumer Protection or the officer appointed by the Secretariat General of the Office of Consumer Protection. We have made the required registration for our Shopee e-commerce marketplace in Thailand. Under the Direct Sale and Direct Marketing Act, companies that operate an online marketplace are direct marketing companies and are required to ensure that documentation evidencing sales and purchases of goods and services on its online marketplace are provided and delivered to consumers. Such documentation shall be in the Thai language and contain information including due date, place and method of payment, place and method of delivery of goods or services, termination of contract, product return method, product warranty and exchange policy in case of damage or defect. Moreover, consumers have the right to cancel their purchases made on an online marketplace within seven days from the date of receipt of the purchased goods or services.

In addition, direct marketing companies must comply with the relevant ministerial regulations and any applicable laws on consumer protection regarding their advertisements.

Regulations on Consumer Protection

Thailand’s consumer protection laws include the Consumer Protection Act B.E. 2522 (1979), as amended, the Unfair Contract Terms Act, B.E. 2540 (1997), the Product Liability Act B.E. 2551 (2008) and the Consumer Case Procedure Act B.E. 2551 (2008). Such laws aim to promote greater transparency and more accurate disclosures regarding products and services, adequate compensation if consumers are harmed by a product or service and fair transaction terms between sellers and buyers.

Regulations on E-payment Services

In Thailand, electronic transactions are governed by several governmental authorities and regulations including, the Electronic Transaction Commission, or the ETC, the Governor of the Bank of Thailand or his or her designee, the Electronic Transactions Act, B.E. 2544 (2011), as amended, and the Royal Decree Regulating Electronic Payment Services, B.E. 2551 (2008).

Regulated e-payment services businesses include: (i) e-payment services that involve transferring, making or receiving payments via bank accounts and/or credit cards; (ii) e-money or e-wallet services that involve the use of money in electronic form to transfer, make and receive payments; and (iii) substitute payment services through physical counters and websites used to facilitate bill payments and game/mobile phone top-ups.

The ETC is in charge of granting licenses for each type of e-payment service business and has promulgated a notification regarding the Rules, Procedures and Conditions on the Operation of Electronic Payment Service Businesses, B.E. 2559 (2016), or the ETC Notification. The ETC Notification contains many requirements for electronic payment services business operators. For example, such operators must ensure that personal data of the users of their services remain private, even after the cessation of services, unless an exception applies. Moreover, annual inspections must be performed on the information security systems of e-payment services businesses and the results must be reported to the Bank of Thailand. The ETC Notification specifically mandates that if an electronic payment services business operator holds an e-money license, it can only operate (i) within the scope of such license, and (ii) other relevant businesses with the purpose to support such e-payment service business, and it must also keep the money collected from users separate from its own account.

Our digital financial services business in Thailand has obtained e-payment service business licenses for (i) electronic money services, (ii) electronic payment services through any device or network, and (iii) payment services. In addition, we have also obtained an e-money card license from the Ministry of Finance in accordance with the Notification of the Revolution Council No. 58, dated

January 26, 1972, or the Notification of the Revolution Council No. 58, which mandated that e-money card service businesses require approval from the relevant authority.

Any non-compliance with the regulations regarding electronic payments will be subject to monetary fines and, depending on the severity of the non-compliance, may result in the suspension or revocation of the relevant licenses obtained under such regulations.

Regulations on Nano Financing

The Ministry of Finance promulgated the Notification Regarding Businesses that Require a Permit According to Section 5 of the Notification of the Revolution Council No. 58 (Nano Finance), or the Nano Finance Notification, which requires a nano finance business operator to obtain an approval from the Minister of Finance through the Bank of Thailand. The Nano Finance Notification also stipulates that loan proceeds from nano financing may only be used for business-related purposes in order to boost opportunities to small business owners. Our subsidiary engaging in digital financial services business in Thailand has obtained the nano finance license from the Ministry of Finance in accordance with the Nano Finance Notification.

We have obtained an approval to operate nano finance business and provide nano financing to selected AirPay counters in Thailand. Our nano finance business is subject to certain restrictions imposed by the Bank of Thailand, the government authority overseeing nano finance businesses. The Bank of Thailand promulgated the Notification No. SorNorSor 1/2558 Regarding the Rules, Procedures and Conditions for the Operation of Nano Finance Businesses. Under such notification, operators of nano finance businesses should take into account the borrower’s ability to repay the loan (which is unsecured) and consider a credit limit for each borrower. The maximum credit limit shall not exceed THB100,000 (US$2,948), and the interest rate, together with fees and penalties, shall not exceed 36% per annum. In addition, the nano finance business operator shall maintain a debt-to-equity ratio of seven times or less throughout its operation.

Regulations on Personal Loans

Personal loan operators are subject to the Notification regarding Businesses that Require a Permit According to Section 5 of the Notification of the Revolution Council No. 58 (Supervised Personal Loan), as amended, and its implementation rules promulgated by the Bank of Thailand, or collectively, the Supervised Personal Loan Notification. According to the Supervised Personal Loan Notification, a company providing uncollateralized personal loans for no specific purpose to individuals is required to obtain a supervised personal loan business license. Our subsidiary engaging in the digital financial services business in Thailand has obtained a supervised personal loan business license from the Ministry of Finance in accordance with the supervised Personal Loan Notification.

The Bank of Thailand, as the competent authority under the Supervised Personal Loan Notification, requires that the credit limit for personal loans should not exceed five times the average monthly income of the borrower or the average monthly balance in the borrower’s deposit account at a financial institution for the six month period immediately before the date on which the personal loan is granted. Moreover, the interest rate for personal loans, together with fees and penalties, shall not exceed 28% per annum.

Regulations on Intellectual Property Rights

Intellectual property laws in Thailand are comprised of the Copyrights Act, B.E. 2537 (1994), as amended, Trademark Act B.E. 2534 (1991), as amended, Patent Act B.E. 2522 (1979), as amended, Trade Secret Act, B.E. 2545 (2002), as amended, and Optical Disc Production Act, B.E. 2548 (2005).

Trademarks registered outside of Thailand are not automatically protected under Thai laws. Protection will be granted to trademarks registered with the Department of Intellectual Property of the Ministry of Commerce of Thailand. In contrast, original works of authorship will receive copyright protection the moment they are created. Computer software will be protected under the Thailand Copyright Act. An infringement of intellectual property rights may lead to civil and/or criminal liabilities.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

The key regulation for anti-money laundering and counter-terrorist financing is the Money Laundering Prevention and Suppression Act, B.E. 2542 (1999), as amended, which imposes reporting obligations for any transactions that reach certain thresholds which vary depending on the type of transactions involved. Personal loan business operators are also subject to know-your-customer measures for every transaction, while e-payment and e-money business operators are required to apply the know-your-client measures when the value of a transaction is THB50,000 (US$1,474) or more. In addition, any e-payment service business needs to have procedures relating to customer due diligence in place to ensure that its services are not being used by members of groups identified as terrorists by the United Nations Security Council Resolutions.

Regulations on Labor

Labor matters are mainly governed by the Thai Civil and Commercial Code and the Thai Labor Protection Act, B.E. 2541 (1998), as amended, and its subsequent notifications. The laws stipulate relationship between the employer and the employees in essential aspects, including working hours, leaves, wages, employment termination and severance payment, etc. The employment arrangement can be made verbally and is not required in writing.

Under the Thai Labor Protection Act, it’s mandatory for employers to establish work rules when 10 or more employees are hired and it shall cover the following issues: (i) working days, normal working hours and rest period; (ii) holidays and rules governing the taking of holidays; (iii) rules governing overtime and holiday work; (iv) the day and place where wages, overtime pay, holiday pay and holiday overtime pay are to be made; (v) leave and rules governing the taking of leave; (vi) discipline and disciplinary measures; (vii) lodging of grievances; and (viii) termination of employment, severance pay and special severance pay.

Singapore

Regulations on Dividend Distributions

The governing legislation for the distribution of dividends in Singapore is the Companies Act. Under the Companies Act of Singapore, a Singapore company is only allowed to pay dividends out of profits in compliance with Section 403 of the Companies Act (which prohibits dividends from being paid out of profits applied towards the purchase of the company’s own shares or gains derived by the company from the disposal of treasury shares) and in accordance with the company’s constitution and the generally acceptable accounting principles in Singapore.

Regulations on Information Technology

Regulation of Internet Content

The Singapore Broadcasting Act prohibits the provision of certain broadcasting services, including internet content, in or from Singapore without a license issued by the Infocomm Media Development Authority. The Infocomm Media Development Authority is the regulator of the information, communications and media sectors in Singapore. The Singapore Broadcasting Act sets out an automatic class licensing scheme for computer online services provided by internet content providers. An internet content provider include a corporation which provides any program for business purposes on the internet.

As an internet content provider, we are obliged to use our best efforts to ensure that prohibited material (which refers to material that is objectionable on the grounds of public interest, public morality, public security, national harmony, or otherwise prohibited by applicable Singapore laws) is not broadcast via the internet to users in Singapore, and we are also required to deny access to any prohibited material if directed to do so by the Infocomm Media Development Authority. If we contravene the class license conditions or the Internet Code of Practice, we may face administrative sanctions such as suspension or cancelation of our license, or fines.

Regulations on Imported Games and Game Operating

Video Game Classification

Pursuant to Singapore’s Films Act, the Board of Film Censors of the Infocomm Media Development Authority is responsible for classifying films, videos and video games distributed in Singapore. In particular, it administers the video game classification system under the Films Act, which requires businesses importing or distributing physical copies of video games in Singapore to submit the video games to the Infocomm Media Development Authority for rating and classification. However, the video game classification system does not apply to games which are only available via internet download. Since the online games that we offer are available only through online platforms, we in general are not subject to the video game classification system.

Films Regulation

The Films Act imposes a regulatory requirement for an organization to hold a license for carrying on the business of importing, making, distributing or exhibiting films. A film is defined to include a video recording for use as a game. The Films (Video Games Exemption) Notification 2008 exempts a video game distributor from having to comply with the abovementioned requirement to obtain a license. There remains some uncertainty with respect to whether the exemption covers an online game operator as the words ‘video games’ are neither defined in the Films Act nor in the said exemption. This is due to the contents of the Films Act and its related regulations not being drafted specifically for the digital age of online games. Further, due to the latter reason, there is uncertainty on whether an online game needs to be submitted to the Board of Film Censors for censorship evaluation prior to distribution. In the opinion of Rajah & Tann Singapore LLP, our counsel as to Singapore law, it is consistent with market practice that we treat our online games as video games and do not apply for the film license or submit our online games for censorship evaluation.

Stored Value

The Monetary Authority of Singapore regulates the issuance of stored value facilities in Singapore under the Payment Systems (Oversight) Act. Stored value facilities are prepaid instruments that can be used for the payment of goods or services up to the amount that has been stored in the instrument. A stored value facility may either be single purpose or multi-purpose in nature. A single purpose stored value facility may only be used to pay for goods and services provided by its holder, whereas a multi-purpose stored value facility may be used to pay for goods and services provided by its holder and other parties. Approval of the Monetary Authority of Singapore is not required for the operation of a single purpose stored value facility, and the holder of the single purpose stored value facility is only required to comply with the Payment Systems (Oversight) Act and its associated regulations.

Pursuant to the Payment Systems (Oversight) Act, holders of single purpose stored value facilities are required to comply with its requirements and provide the Monetary Authority of Singapore with all information relating to the stored value facility as may be requested. While there are obligations imposed on holders of stored value facilities under the Payment Systems (Oversight) Act regarding labeling requirements and limits on the stored value threshold, depending on circumstances, the Payment Systems (Oversight) (Exclusion of Single Purpose Stored Value Facilities) Order and the Payment Systems (Oversight) (Exemption) Regulations exempt such obligations from applying in respect of single purpose stored value facilities.

In addition, the holder of the stored value facility will need to comply with the Monetary Authority of Singapore’s Notice PSOA-N02 on the prevention of money laundering and countering the financing of terrorism. Pursuant to this and amongst various things, the holder of such stored value facility must perform due diligence measures to establish and verify the identity of the user; notify the Monetary Authority of Singapore at least 10 business days prior to the commencement of operations of the stored value facility, file an annual submission to the Monetary Authority of Singapore, and maintain documentation on transactions relating to the stored value facility; implement internal policies to report suspicious transactions to the Suspicious Transactions Reporting Office; and implement internal policies to help prevent money laundering and terrorism financing.

Regulations on E-commerce

Consumer Protection

There are various general consumer protection laws in place in Singapore, which apply generally to all relevant transactions including electronic transactions, but are not specifically targeted at regulating e-commerce operations. One or more of these laws would be relevant in the context of online game operations or e-commerce operations.

The Consumer Protection (Fair Trading) Act sets out a legislative framework to allow consumers aggrieved by unfair practices to have recourse to civil remedies before the Singapore courts. The definition of supplier under the Consumer Protection (Fair Trading) Act includes persons who promote the use or purchase of goods or services which we do through our digital entertainment and e-commerce platforms. Suppliers may be held liable for engaging in unfair practices in relation to consumer transactions. Unfair practices include, among other things: (i) doing or saying anything which would reasonably deceive or mislead consumers, (ii) making a false claim, (iii) taking unreasonable advantage of a consumer, or (iv) making various forms of misrepresentations to the consumer.

The Consumer Protection (Trade Descriptions and Safety Requirements) Act prohibits the use of false trade descriptions on goods supplied in the course of trade. Trade descriptions include any description, statement or indication that directly or indirectly relates to the fitness for purpose, strength, performance, behavior or accuracy of any goods. This prohibition applies to all persons in the course of business and would be applicable in an e-commerce marketplace. Violations of the Consumer Protection (Trade Descriptions and Safety Requirements) Act are subject to criminal liability.

Regulations on Data Protection and Information Security

Personal Data Protection

The Personal Data Protection Act of Singapore governs the collection, use and disclosure of the personal data of individuals by organizations, and is administered and enforced by the regulator, the Personal Data Protection Commission. It sets out data protection obligations which all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data. A failure to comply with any of the above can subject an organization to a fine of up to S$1 million (US$726,480) per breach.

An online game operator or e-commerce company is required to comply with the Personal Data Protection Act. Among other things, such company is required to obtain consent from its customers and inform them of the applicable purposes before collecting, using or disclosing their personal data. Moreover, it is also required to put in place sufficient measures to protect the personal data in its possession or control from unauthorized access, loss or damage.

Regulations on Intellectual Property Rights

The Intellectual Property Office of Singapore administers the intellectual property legislative framework in Singapore, which includes copyrights, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and the WTO’s Agreement on Trade Related Aspects of Intellectual Property Rights.

Copyright

Pursuant to the Copyright Act of Singapore, authors of protected works enjoy various exclusive rights, including the rights of reproduction and communication to the public. An author will automatically enjoy copyright protection as soon as he creates and expresses an original work in a tangible form. There is no need to file for registration to obtain copyright protection. Copyright works sent over the internet or stored on web servers are treated in the same manner as copyright material in other media. Online games and computer programs would qualify for such copyright protection, for example, as literary works, artistic works and/or cinematograph films.

Trademarks

Singapore operates a first-to-file system in respect of registered trademarks under the Trademarks Act of Singapore, and the registered proprietor is granted a statutory monopoly of the trademark in Singapore in relation to the product or service for which it is registered. In the event of any trademark infringement, the registered proprietor will be able to rely on the registered trademark as proof of his right to the mark, and the infringement of a trademark may give rise to civil and criminal liabilities. Statutory protection of a registered trademark can last indefinitely, as long as the registration is renewed every 10 years.

Patents

The Patents Act of Singapore confers protection on patentable inventions on a first-to-file basis in Singapore, provided that the invention satisfies the requirements of novelty, having an inventive step and industrial applicability. Patents are valid for 20 years from the date of filing, subject to the payment of annual renewal fees. During the life of the patent, the owner will have the exclusive right to exploit the invention that is the subject of the patent.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act, or CDSA, provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits.

The Terrorism (Suppression of Financing) Act 2002, or TSOFA, is the primary legislation for the combating of terrorism financing. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism. Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability.

Regulations on Labor

The Employment Act of Singapore generally extends to all employees, with the exception of certain groups of employees. It provides employees falling within its ambit protections such as minimum notice periods, maximum working hours, a maximum amount of deductions from wages, minimum holidays and rest days, maternity/paternity leave, paid childcare leave, sick leave, etc. The Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act. In addition, the employment of foreign manpower in Singapore is also governed by the Employment of Foreign Manpower Act of Singapore. Aside from minimum benefits in respect of the aforesaid terms of employment in the Employment Act, employees in Singapore are entitled to contributions to the central provident fund by the employer as prescribed under the Central Provident Fund Act of Singapore. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee. Generally, for employees who are Singapore citizens in the private sector or non-pensionable employees in the public sector, 55 years old or below and that earn more than S$750 (US$545) a month, the employer’s contribution rate is 17% of the employee’s wages.

MANAGEMENT

Directors and Executive Officers

The following table provides information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Forrest Xiaodong Li	39	Chairman and Group Chief Executive Officer
Gang Ye	37	Director and Group Chief Operating Officer
Yuxin Ren	41	Director
Nicholas A. Nash	39	Director Appointee* and Group President
David Heng Chen Seng	50	Independent Director Appointee*
Khoon Hua Kuok	38	Independent Director Appointee*
Tao Zhang	44	Independent Director Appointee*
David Jingye Chen	36	Group Chief of Staff
Tony Tianyu Hou	39	Group Chief Financial Officer
Chris Zhimin Feng	34	Chief Executive Officer of Shopee
Jin Oh	49	Chief Executive Officer of Garena
Yanjun Wang	37	Group General Counsel
Maneerut Anulomsombut (Nok)	39	Chief Executive Officer of Thailand

*	Has accepted director appointment effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part.

Forrest Xiaodong Li is our founder and has served as the chairman of Sea Limited and our group chief executive officer since our inception in May 2009. Forrest served as a member of Singapore’s 30-member Committee on the Future Economy, co-chaired by the Minister for Finance and Minister for Trade and Industry (Industry) of Singapore, to develop the nation’s future economic strategies, between January 2016 and February 2017. He previously held positions in multinational corporations such as Viacom Media Networks, Corning Inc. and Motorola. Forrest holds an M.B.A. degree from Stanford University’s Graduate School of Business and a bachelor’s degree in Engineering from Shanghai Jiaotong University.

Gang Ye is our co-founder and has been a member of the board of directors of Sea Limited since March 2010. Gang has served as our group chief operating officer since January 2017 and served as our group chief technology officer between March 2010 and December 2016. He previously worked at Wilmar International and the Economic Development Board of Singapore. Gang holds B.S. degrees in Computer Science and Economics from Carnegie Mellon University.

Yuxin Ren has been a member of the board of directors of Sea Limited since September 2013. Yuxin is the chief operating officer at Tencent Holdings Limited and is currently in charge of the overall operation of Tencent’s Interactive Entertainment Group, Mobile Internet Group, Social Network Group and Online Media Group. Yuxin also currently serves as a director or officer of certain subsidiaries of Tencent Holdings Limited. Prior to joining Tencent, Yuxin worked at Huawei Technologies Co., Ltd. He holds an EMBA degree from China Europe International Business School (CEIBS) and a Bachelor of Science degree in Computer Science and Engineering from the University of Electronic Science and Technology of China.

Nicholas A. Nash will serve as our director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Nick has served as our group president since December 2014. From September 2007 to December 2014, and from September 2002 to June 2005, Nick served in various positions at General Atlantic LLC, most recently as the co-founder and head of its Southeast Asia operations. Nick previously served as a management consultant with McKinsey & Company from September 2000 to June 2002. Nick holds an M.B.A. degree from Stanford University’s Graduate School of Business, where he was an Arjay Miller Scholar, and a B.A. degree in Chemistry and Physics, magna cum laude, from Harvard University.

David Heng Chen Seng will serve as our independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. David is the joint head of consumer, head of real estate investment, joint head of China and head of Japan and Korea at Temasek. Prior to joining Temasek in 2003, he was with Deutsche Bank AG as a vice president in its telecom, media and technology investment banking division from 2000 to 2003 and was a vice president of merger and acquisition advisory for Hong Kong and Singapore at Deutsche Bank from 1998 to 2000. Prior to joining Deutsche Bank, David worked at Standard Chartered Merchant Bank. He currently serves as a director at Sentosa Development Corporation, First Heritage Brands Limited, and A.S. Watson Holdings Ltd, among other companies. David holds an M.B.A. degree from the University of Hull and a Bachelor of Engineering degree from the University of Canterbury.

Khoon Hua Kuok will serve as our independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Khoon Hua is the chairman of Kerry Holdings Limited, the main investment holding company of the Kuok Group in Hong Kong. He is also a director of Kerry Group Limited and Kuok (Singapore) Limited, an executive director of Kerry Logistics Network Limited, a company listed on the Hong Kong Stock Exchange, a non-executive director of Kerry Properties Limited, a company listed on the Hong Kong Stock Exchange, and a non-executive director of Wilmar International Limited, a company listed on the Singapore Exchange. Khoon Hua holds a B.A. degree in Economics from Harvard University.

Tao Zhang will serve as our independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Tao has served as the chairman of Meituan-Dianping, an internet company operating a marketplace of life service e-commerce in China, since 2015. Tao is the founder of Dianping and served as its chief executive officer and chairman from 2003 to 2015. He previously held positions at American Management Systems, a U.S.-based IT consulting firm. Tao holds an M.B.A. degree from the Wharton School at the University of Pennsylvania and a bachelor’s degree in Economics from DePauw University.

David Jingye Chen is our co-founder and has served as our group chief of staff since January 2017. David served as our group chief operating officer from our inception in May 2009 to December 2016. He previously held positions at PSA Corporation Limited. David holds a bachelor’s degree in Computer Engineering with first class honors from the National University of Singapore.

Tony Tianyu Hou joined our company in September 2010 and has served as our group chief financial officer since January 2013. He previously served as our financial controller. Before joining us, Tony was an audit senior manager at Ernst & Young, where he worked from October 2000 to September 2010 in both China and the U.S. Tony is a non-practicing U.S. Certified Public Accountant and a non-practicing member of the Chinese Institute of Certified Public Accountants. He holds an M.B.A. degree from the University of Chicago’s Booth School of Business and a bachelor’s degree in Accounting from Fudan University.

Chris Zhimin Feng joined our company in March 2014 and has served as our chief executive officer of Shopee since July 2015. Chris previously served as our head of mobile business and was responsible for operating our mobile game business. Before joining our company, Chris was part of the Southeast Asia founding team at Rocket Internet SE from December 2011 to February 2014, establishing ventures such as Zalora and Lazada. Chris also served as regional managing director at

Zalora and chief purchasing officer at Lazada during his tenure at Rocket Internet SE. From March 2005 to December 2011, Chris served as a management consultant at McKinsey & Company, across its Frankfurt, Copenhagen and Singapore offices. Chris holds a bachelor’s degree in Computer Science with first class honors from the National University of Singapore.

Jin Oh has served as our chief executive officer of Garena since September 2017. Before joining our company, Jin worked at Riot Games as its head of global business from November 2013 to July 2017, based at Riot’s headquarters in Los Angeles, and as head of Riot Korea from June 2011 to November 2013. Before joining Riot, Jin worked at Blizzard Entertainment as its head of Southeast Asia from December 2009 to May 2011, based in Singapore, and at its Korea office from November 2005 to December 2009 with various leadership roles, including head of Blizzard Korea. Before joining Blizzard, Jin was with eBay Inc.’s Korea office as its head of corporate strategy from November 2004 to November 2005. From July 2001 to November 2004, he worked at the Seoul office of the SK Group both as Manager of Corporate Strategy at the Office of the Group Chairman and as Director of Global Business at SK Telecom, a subsidiary of the SK Group. Prior to that, Jin worked as a senior strategy consultant at the New York office of Cap Gemini Ernst & Young from 2000 to 2001. Jin worked at Samsung from 1995 to 1998. Jin holds an M.B.A. degree from Cornell University and a B.A. degree in Economics from Claremont McKenna College.

Yanjun Wang has served as our group general counsel since March 2014. Prior to joining our company, Yanjun was an attorney at Kirkland & Ellis in Hong Kong from October 2012 to March 2014 and at Skadden, Arps, Slate, Meagher & Flom LLP in New York from September 2008 to October 2012. She is qualified to practice law in the State of New York. Yanjun holds a J.D. degree from Harvard Law School and a B.A. degree in Economics from Harvard University.

Maneerut Anulomsombut (Nok) joined our company in March 2014 and has served as our chief executive officer of Thailand since March 2016. Nok previously served as our chief operating officer of Thailand. Prior to joining our company, Nok was a management consultant at The Boston Consulting Group in Bangkok from March 2009 to February 2014. Prior to joining The Boston Consulting Group, Nok worked at financial and fashion companies in Thailand. Nok holds an M.B.A. degree from Stanford University’s Graduate School of Business and a bachelor’s degree in Industrial Engineering from Chulalongkorn University in Thailand.

Board of Directors

Our board of directors will consist of seven directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. Subject to the New York Stock Exchange listing rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of Mr. David Heng Chen Seng, Mr. Khoon Hua Kuok and Mr. Tao Zhang, and will be chaired by Mr. David Heng Chen Seng. Mr. David Heng Chen Seng, Mr. Khoon Hua Kuok and Mr. Tao Zhang satisfy the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors that satisfy the New York Stock Exchange and SEC requirements within one year of the completion of this offering. Our board of directors has also determined that Mr. David Heng Chen Seng qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the New York Stock Exchange Listed Company Manual. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	periodically reviewing and reassessing the adequacy of our audit committee charter;

•	meeting periodically with the management and our internal auditor and our independent registered public accounting firm;

•	reporting regularly to the full board of directors;

•	reviewing the adequacy and effectiveness of our accounting and integral control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee.    Our compensation committee will consist of Mr. Forrest Xiaodong Li, Mr. Khoon Hua Kuok and Mr. Tao Zhang, and will be chaired by Mr. Forrest Xiaodong Li. Mr. Khoon Hua Kuok and Mr. Tao Zhang satisfy the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual. Our compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•	reviewing and approving to the board with respect to the total compensation package for our chief executive officer;

•	reviewing the total compensation package for our employees and recommending any proposed changes to our management;

•	reviewing and recommending to the board with respect to the compensation of our directors;

•	reviewing annually and administering all long-term incentive compensation or equity plans;

•	selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee.    Our corporate governance and nominating committee will consist of Mr. Forrest Xiaodong Li, Mr. Khoon Hua Kuok and Mr. Tao Zhang, and will be chaired by Mr. Forrest Xiaodong Li. Mr. Khoon Hua Kuok and Mr. Tao Zhang satisfy the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual. The corporate governance and nominating committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Each of our directors holds office until the expiration of his or her term, as may be provided in a written agreement with our company, and his or her successor has been elected and qualified, until his or her resignation or until his or her office is otherwise vacated in accordance with our articles of association. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may be appointed or removed from office by an ordinary resolution of shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is removed pursuant to our amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive’s position, willful, disobedience of a lawful and reasonable order, misconduct being inconsistent with the due and faithful discharge of the executive officer’s material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three- to six-month prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information or trade secrets. Each executive officer has also agreed to disclose in confidence to us all inventions, intellectual and industry property rights and trade secrets which they made, discover, conceive, develop or reduce to practice during the executive officer’s employment with us and to assign to our company all of his or her associated titles, interests, patents, patent rights, copyrights, trade secret rights, trademarks, trademark rights, mask work rights and other intellectual property and rights anywhere in the world which the executive officer may solely or jointly conceive, invent, discover, reduce to practice, create, drive, develop or make, or cause to be conceived, invented, discovered, reduced to practice, created, driven, developed or made, during the period of the executive officer’s employment with us that are either related to our business, actual or demonstrably anticipated research or development or any of our products or services being developed, manufactured, marketed, sold, or are related to the scope of the employment or make use of our resources. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away any of our customer, client, representative or agent, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officers, managers, consultants or employees.

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law or the New York Stock Exchange Listed Company Manual, and disqualification by the chairman of the relevant board meeting, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Compensation of Directors and Executive Officers

In 2016, we paid an aggregate of US$4.8 million in cash and benefits to our executive officers, and we did not pay any compensation to our non-executive directors during that period. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Our Singapore subsidiaries are required by the laws and regulations of Singapore to make contributions, as employers, to the Central Provident Fund for our executive officers who are employed by our Singapore subsidiaries and are Singapore citizens or permanent residents as prescribed under the Central Provident Fund Act. The contribution rates vary, depending on the age of the executive officers, and whether such executive officer is a Singapore citizen or permanent resident.

Share Incentive Plan

We maintain share incentive plan in order to attract, motivate, retain and reward talent, provide additional incentives to our officers, employees, directors and other eligible persons, and promote the success of our business and the interests of our shareholders.

2009 Share Incentive Plan

We adopted the 2009 Plan to promote the success of our business and the interests of our shareholders by providing additional incentives to attract, motivate, retain and reward our officers,

employees, directors and other eligible persons and to link the interests of our the award recipients with our shareholders. Under the 2009 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2009 Plan (including voting and non-voting ordinary shares) was initially 25,000,000 and was increased to 45,000,000 in December 2013 and then to 50,000,000 in December 2014. The awards expire 10 years after the date of the grant.

As of June 30, 2017, options to purchase 6,891,880 of voting and non-voting ordinary shares were outstanding, and 303,333 restricted shares awards were granted and unvested, under the 2009 Plan, excluding awards that were forfeited, canceled or repurchased and held as treasury shares after the relevant grant dates.

On March 20, 2017, our board of directors approved (i) repurchasing our ordinary shares (including voting and non-voting ordinary shares) from our shareholders who acquired those ordinary shares upon the exercise or vesting of the awards granted under the 2009 Plan, in a maximum amount of US$50 million at the price to be determined by the ESOP committee which shall not exceed the fair market value of such repurchase shares as determined by the ESOP committee in good faith, with reference to recent arms-length transactions in our ordinary shares, (ii) the establishment of a ESOP committee to execute such repurchase, and (iii) the appointment of Forrest Xiaodong Li, our chairman and group chief executive officer, to be the sole member of the ESOP committee. The repurchased shares will be classified as treasury shares. The ESOP committee may, among other things, determine the timing, price, payment method and other terms regarding the repurchase.

The following paragraphs summarize the terms of the 2009 Plan.

Plan Administration.    Our board of directors or one or more committees appointed by the board act as the plan administrator.

Types of Awards.    The 2009 Plan permits grants of (i) options to purchase ordinary shares (including voting and non-voting ordinary shares), (ii) awards of share appreciation rights to receive a payment, in cash and/or ordinary shares equal to the excess of the fair market value of an ordinary share on the date the share appreciate right is exercised over the base price of the share appreciate right, and (iii) awards of restricted ordinary shares (voting or non-voting) or unrestricted ordinary shares (voting or non-voting), or any combination authorized by the administrator and granted under the 2009 Plan.

Eligibility.    Only our employees, officers, directors and individual consultants or advisors who render or have rendered bona fide services to us are eligible to receive awards or grants under the 2009 Plan.

Term of Awards.    Each award under the 2009 Plan will (in the case of options and share appreciation rights) expire, or (in the case of share awards) vest or be repurchased by us not more than 10 years after the date of grant which term be extended by the plan administrator to a maximum of 10 years. An award is only exercisable or distributable before the eligible individual’s termination of service with us, unless determined otherwise by the plan administrator or set forth in the award agreement.

Vesting Schedule and Other Restrictions.    The plan administrator has discretion in determining and making adjustment in the individual vesting schedules and other restrictions applicable to the awards granted under the 2009 Plan. The vesting schedule is set forth in each award agreement.

Exercise Price and Purchase Price.    The plan administrator has discretion in determining the price of the awards, subject to a number of limitations, and has discretion in making adjustments in the exercise price of the options or the base price of the share appreciation rights.

Acceleration of Vesting upon Corporate Transaction.    Upon the occurrence of a change in control event, the plan administrator may make provision for a cash payment in settlement of, or for the assumption, substitution or exchange of any or all outstanding awards (or the cash, securities or other property deliverable to the holder(s) of any or all outstanding awards) based upon, to the extent relevant in the circumstances, the distribution or consideration payable to holders of the ordinary shares upon or in respect of such event.

Termination.    The 2009 Plan shall terminate at the close of business on the day before the tenth anniversary of the date when our shareholders adopted the 2009 Plan on September 30, 2009. Our board of directors and shareholders may terminate the plan at any time, in whole or in part.

Amendment, Suspension or Termination.    The administrator may waive conditions of or limitations on awards to award recipients that the administrator in the prior exercise of its discretion has imposed, without the consent of award recipients, and may make other changes to the terms and conditions of awards. However, no amendments, suspension or termination of the 2009 Plan or amendments of any outstanding award may, without written consent of the award recipients, materially and adversely affect any rights or benefits of the award recipient or obligations of us under any award granted under the plan prior to the effective date of such change. Subject to the above, our board of directors may, at any time, terminate or, from time to time amend, modify or suspend the 2009 Plan, in whole or in part. No awards may be granted during any period that the board of directors suspends the 2009 Plan. To the extent set forth in the 2009 Plan and where required by the applicable laws, rules or regulations, any amendments to the 2009 Plan shall be subject to shareholders’ approval.

Transfer Restrictions.    All awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge except in certain situations.

Power of Attorney on Voting.    Under the award agreements, with respect to the voting ordinary shares issued upon exercise of the options or vesting of the restricted shares, each of our award recipients appoints Mr. Forrest Xiaodong Li, our chairman and group chief executive officer, as his or her irrevocable proxy to vote all such ordinary shares on all matters that such ordinary shares are entitled to vote. In addition, most of our award recipients agree that the ordinary shares issued upon exercise of the option and grant of restricted shares will be held by Garena ESOP Program (PTC) Limited as the trustee, which has appointed Forrest as its irrevocable proxy, and will be instructed by Forrest or his designated person to vote on all matters the ordinary shares entitled to vote.

The table below sets forth certain information as of June 30, 2017, concerning the outstanding awards we have granted to our directors and executive officers individually.

Name	Ordinary Shares Underlying Outstanding Awards Granted		Price (US$/Share)	Date of Grant	Date of Expiration
Forrest Xiaodong Li	*	(1)	1.8	January 11, 2014	January 11, 2024
	*	(1)	4.5	January 26, 2015	January 26, 2025
Gang Ye	*	(1)	1.8	January 11, 2014	January 11, 2024
	*	(1)	4.5	January 26, 2015	January 26, 2025
Yuxin Ren	—		—	—	—
Nicholas A. Nash	*	(1)	4.5	December 29, 2014	December 29, 2024
David Jingye Chen	*	(1)	1.8	January 11, 2014	January 11, 2024
	*	(1)	4.5	January 26, 2015	January 26, 2025
Tony Tianyu Hou	*	(1)	4.5	January 26, 2015	January 26, 2025
Chris Zhimin Feng	*	(1)	0.5	January 10, 2014	January 10, 2024
	*	(1)	4.5	January 26, 2015	January 26, 2025
	*	(2)	—	December 30, 2016	—
Jin Oh	—		—	—	—
Yanjun Wang	*	(1)	4.5	January 26, 2015	January 26, 2025
Maneerut Anulomsombut (Nok)	*	(1)	0.5	December 30, 2013	December 30, 2023
	*	(1)	4.5	January 26, 2015	January 26, 2025

All directors and executive officers as a group	8,483,360

*	The outstanding options to purchase ordinary shares and the unvested restricted shares in aggregate held by each of these directors and executive officers represent less than 1% of our total outstanding shares.
(1)	Represents options to purchase ordinary shares or non-voting ordinary shares.
(2)	Represents unvested restricted shares.

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of June 30, 2017:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on (i) 268,365,030 ordinary shares (including voting and non-voting ordinary shares) issued and outstanding on an as-converted basis (assuming the conversion of our outstanding seed preferred shares, series A preference shares and series B preference shares into ordinary shares at a one-to-one conversion ratio) as of June 30, 2017 and (ii)              ordinary shares, including              Class A ordinary shares and              Class B ordinary shares, outstanding immediately prior to the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs. Upon the completion of this offering, with the exception of certain securities beneficially owned by some of our principal shareholders, which will automatically convert and be re-designated into Class B ordinary shares on a one-for-one ratio, each of our seed preferred shares, series A preference shares and series B preference shares as well as ordinary shares will automatically convert and be re-designated into Class A ordinary shares on a one-for-one ratio. See “Description of Share Capital” for more information on the rights of our seed preferred shares, series A preference shares and series B preference shares prior to the completion of this offering and the rights and conversion of our Class A and Class B ordinary shares upon completion of this offering.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering			Percentage of Total Voting Power held After This Offering†††
	Number	%†	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Total Ordinary Shares on an As-converted Basis††
Directors and Executive Officers:(1)
Forrest Xiaodong Li(2)	54,120,803	20.0
Gang Ye(3)	26,892,320	10.0
Yuxin Ren	—	—
Nicholas A. Nash	*	*
David Jingye Chen(4)	9,193,400	3.4
Tony Tianyu Hou	*	*
Chris Zhimin Feng	*	*
Jin Oh	—	—
Yanjun Wang	*	*
Maneerut Anulomsombut (Nok)	*	*
All directors and executive officers as a group	92,911,753	34.3

Principal Shareholders:
Tencent entities(5)	106,647,910	39.7
Blue Dolphins Venture Inc(6)	39,416,870	14.7
Hillhouse GAR Holdings Limited(7)	—	—

*	Less than 1% of our total outstanding shares on an as converted basis.
†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after June 30, 2017, by the sum of (i) 268,365,030, which is the total number of shares outstanding on an as converted basis as of June 30, 2017 and (ii) the number of shares that such person or group has the right to acquire beneficial ownership within 60 days after June 30, 2017.
††	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after June 30, 2017, by the sum of (i) number of shares outstanding, on an as-converted basis, immediately after the completion of this offering, including Class A ordinary shares underlying ADSs that are being sold in this offering to the underwriters, assuming the underwriters do not exercise their option to purchase additional ADSs, and (ii) the number of shares that such person or group has the right to acquire beneficial ownership within 60 days after June 30, 2017. Immediately upon the completion of this offering, a total of shares, consisting of Class A ordinary shares and Class B ordinary shares, were outstanding on an as-converted basis.
†††	For each person and group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group immediately upon the completion of this offering with respect to all of our outstanding Class A and Class B ordinary shares as one single class immediately after the completion of this offering, and is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Holders of Class A ordinary shares are entitled to one vote per share and holders of Class B ordinary shares are entitled to three votes per share on all matters subject to a shareholders’ vote.
(1)	Unless otherwise indicated, the business address of our directors and executive officers is c/o 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522.

(2)	Includes (i) 5,453,166 voting and non-voting ordinary shares held by Mr. Li, (ii) 39,416,870 voting ordinary shares held by Blue Dolphins Venture Inc, a company wholly-owned by Mr. Li, and (iii) 1,078,890 voting and non-voting ordinary shares issuable upon exercise of options held by Mr. Li within 60 days from June 30, 2017. Immediately prior to the completion of this offering, the voting ordinary shares held by Mr. Li and Blue Dolphins Venture Inc will be re-designated as Class B ordinary shares and the non-voting ordinary shares held by Mr. Li will automatically convert and be re-designated as Class B ordinary shares. In addition, Mr. Li’s beneficial ownership also includes (a) an aggregate of 5,518,530 voting ordinary shares held by three private equity investment funds, which pursuant to voting agreements the three funds have given Mr. Li the right to vote under certain circumstances until the completion of this offering (thus will not be included in the beneficial ownership calculation of ordinary shares after this offering); (b) an aggregate of 883,337 voting ordinary shares and vested restricted shares, which will be re-designated as Class A ordinary shares immediately prior to the completion of this offering, held by our directors and employees and Garena ESOP Program (PTC) Limited that have given Mr. Li the irrevocable proxy to vote such shares; (c) an aggregate of 1,770,010 voting ordinary shares held by our directors and employees and Garena ESOP Program (PTC) Limited that have given Mr. Li the irrevocable proxy to vote such ordinary shares, issuable upon exercise of options and vesting of restricted shares within 60 days from June 30, 2017 and to be re-designated as Class A ordinary shares upon issue after the completion of this offering; and (d) Class B ordinary shares held by Tencent for which it has given Mr. Li an irrevocable proxy to vote such ordinary shares, effective immediately prior to the completion of this offering. Such Class B ordinary shares do not include those shares covered solely by an irrevocable proxy giving Mr. Li the voting rights only over matters relating to our board size and composition.
(3)	Represents (i) 22,009,740 voting and non-voting ordinary shares and 4,000,000 ordinary shares issuable upon conversion of seed preferred shares held by Mr. Ye, and (ii) 882,580 voting and non-voting ordinary shares issuable upon exercise of options held by Mr. Ye within 60 days from June 30, 2017. Immediately prior to the completion of this offering, the non-voting ordinary shares and the seed preferred shares will automatically convert and be re-designated as Class A ordinary shares.
(4)	Represents (i) 6,274,940 voting and non-voting ordinary shares and 2,000,000 ordinary shares issuable upon conversion of seed preferred shares held by Mr. Chen, and (ii) 918,460 voting and non-voting ordinary shares issuable upon exercise of options held by Mr. Chen within 60 days from June 30, 2017. Immediately prior to the completion of this offering, the non-voting ordinary shares and the seed preferred shares will automatically convert and be re-designated as Class A ordinary shares.
(5)	Represents 41,380,710 voting ordinary shares, 62,500,000 voting ordinary shares issuable upon conversion of series A preference shares and 2,767,200 voting ordinary shares issuable upon conversion of series B preference shares, which will be re-designated as 106,647,910 Class B ordinary shares immediately prior to the completion of this offering, beneficially owned by Tencent Holdings Limited through Tencent Limited and another Tencent entity, which are both wholly-owned by Tencent Holdings Limited. With respect to Class B ordinary shares, Forrest Xiaodong Li, our founder, chairman and group chief executive officer, has been given an irrevocable proxy with regards to matters that are subject to the vote of shareholders with effect immediately prior to the completion of this offering. Such Class B ordinary shares do not include those shares covered solely by an irrevocable proxy giving Mr. Li the voting rights only over matters relating to our board size and composition. The share ownership after this offering includes the above as well as Class A ordinary shares issuable upon the conversion of convertible promissory note in principal amount of US$100,000,000 held by Tencent Limited assuming an initial conversion price of US$ and that the conversion has been exercised. Tencent Holdings Limited is a limited liability company organized and existing under the laws of the Cayman Islands and is currently listed on Hong Kong Stock Exchange. The registered office of Tencent Holdings Limited is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(6)	Represents 39,416,870 voting ordinary shares, which will be re-designated as Class B ordinary shares immediately prior to the completion of this offering, held by Blue Dolphins Venture Inc, a company wholly owned by Mr. Li. The registered address of Blue Dolphins Venture Inc is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.
(7)	Represents Class A ordinary shares issuable upon the conversion of the convertible promissory note in the principal amount of US$230,000,000 held by Hillhouse GAR Holdings Limited assuming an initial conversion price of US$ and that the conversion has been exercised. Hillhouse GAR Holdings Limited is an exempted company incorporated in the Cayman Islands. Hillhouse Capital Management, Ltd., an exempted company incorporated in the Cayman Islands, acts as the sole management company of each of the owners of Hillhouse GAR Holdings Limited. Mr. Lei Zhang may be deemed to have controlling power over Hillhouse Capital Management, Ltd. Mr. Lei Zhang disclaims beneficial ownership of all of the ordinary shares issuable upon conversion of the convertible promissory note held by Hillhouse GAR Holdings Limited, except to the extent of any pecuniary interest therein. The registered address of Hillhouse GAR Holdings Limited is Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, P.O. Box 31106, Grand Cayman KY1-1205, Cayman Islands.

As of June 30, 2017, we had no ordinary shares held by a record holder in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our securities that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our VIEs, Their Shareholders and Us

See “Corporate History and Structure—Contractual Arrangements among Our VIEs, Their Shareholders and Us.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Investors’ Rights Agreements

See “Description of Share Capital—Investors’ Rights.” Except for the registration rights and certain restrictions of transfer of our shares, all the investors’ rights, including rights of first refusal, co-sale rights and drag along rights, as well as the provisions governing the board of directors, will be terminated upon the completion of this offering.

Transactions with Certain Shareholders

We had various transactions with Tencent Limited and its affiliates, including Riot Games, Inc., Tencent Technology (Shenzhen) Company Limited, Shenzhen Tencent Computer System Company Limited, Tencent Asset Management Limited and Tencent Cloud Computing (Beijing) Company Limited, or the Tencent group of companies. In 2014, 2015, 2016 and the six months ended June 30, 2017, we paid royalties and license fees to the Tencent group of companies for licensing their games in aggregate amounts of US$25.1 million, US$33.2 million, US$36.5 million and US$32.4 million, respectively. In 2016, we received license fees from Tencent Limited for a game that we sub-licensed to them in the amount of US$2.0 million and rack rental income for server usage from the Tencent group of companies in the amount of US$1.3 million. In the six months ended June 30, 2017, we received rack rental income for server usage in the amount of US$607 thousand. In 2014, 2015, 2016 and the six months ended June 30, 2017, we paid for cloud computing services provided by the Tencent group of companies in the amounts of US$307 thousand, US$133 thousand, US$43 thousand and US$51 thousand, respectively. In addition, in 2014, we repaid a US$10 million working capital loan to Tencent Asset Management Limited. During the six months ended June 30, 2017, we issued a convertible promissory note in the principal amount of US$100 million to Tencent Limited and incurred an interest expense payable to Tencent of US$1.7 million in relation to interest accrued on the convertible promissory note.

See “Description of Share Capital—History of Securities Issuances” for a description of our issuances of ordinary shares, preference shares and promissory convertible note to Tencent Limited.

Transactions with Other Related Parties

In 2015, 2016 and the six months ended June 30, 2017, in connection with cross selling of payment products with VN Pay, an electronic payment solutions provider in Vietnam that we had a substantial holding in, we incurred costs for products that we purchased from VN Pay in the amount of US$1.2 million, US$5.7 million and US$2.5 million, respectively, and sold products to VN Pay in the amounts of US$1.5 million, US$390 thousand and US$510 thousand, respectively. In 2015, 2016 and the six months ended June 30, 2017, we also paid for services provided by VN Pay of US$193 thousand, US$181 thousand and US$113 thousand, respectively. In August 2017, we transferred our 45.18% equity interest in VN Pay, an associated company, to one of our shareholders in exchange for 1,173,520 voting ordinary shares and 1,604,260 non-voting ordinary shares held by such shareholder in us, or the Transferred Shares. As a result, VN Pay ceased to be our related party and the Transferred Shares were subsequently canceled.

In 2015 and 2016, we invested in convertible loans in the amounts of US$14.6 million and US$3.8 million, respectively, in Redmart Limited, or Redmart, an online grocery shopping website based in Singapore. In 2016, we provided working capital loans in the amount of US$4.5 million to Redmart. In December 2016, we disposed of our investments in Redmart together with all the loans provide by us.

Transactions with Certain Directors and Executive Officers

In 2015 and 2016, we extended promissory notes of US$2.8 million and US$4.0 million, respectively, to certain of our directors and executive officers. In the six months ended June 30, 2017, we extended additional promissory notes of US$9.8 million to certain of our directors and executive officers.

In 2016, we had repayment of the promissory notes from our directors and executive officers in the amount of US$0.6 million. The remaining promissory notes in the amount of US$16.2 million were repaid by our directors and executive officers in August 2017 in compliance with the Sarbanes-Oxley Act.

Share Incentive Plan

See “Management—Compensation of Directors and Executive Officers” and “Management—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law (as amended) of the Cayman Islands, or Companies Law, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital consists of US$336,250 divided into (i) 586,163,970 ordinary shares with a par value of US$0.0005 each (which may be designated by our board of directors as voting or non-voting ordinary shares), (ii) 10,000,000 seed preferred shares of a par value of US$0.0005 each, (iii) 62,500,000 series A preference shares of a par value of US$0.0005 each, and (iv) 13,836,030 series B preference shares of a par value of US$0.0005 each. As of the date of this prospectus, 181,482,940 voting and non-voting ordinary shares, 10,000,000 seed preferred shares, 62,500,000 series A preference shares and 13,836,030 series B preference shares are issued and outstanding. All of our issued and outstanding voting and non-voting ordinary shares, seed preferred shares, series A preference shares and series B preference shares are fully paid. Prior to this offering, each of our seed preferred shares, series A preference shares and series B preference shares is entitled to voting rights equal to one voting ordinary share on an as converted basis, and all such preferred classes of securities shall vote together with the voting ordinary shares as a single class on any matter subject to shareholder voting.

Until their conversion, our series A preference shares and series B preference shares have greater dividend rights than our ordinary shares, and our seed preferred shares, series A preference shares and series B preference shares have different liquidation preferences from our ordinary shares. Certain holders of these preferred classes of securities, as well as certain holders of ordinary shares, also have registration rights, rights of first refusal over certain third party sales, co-sale rights and drag along rights. For details of the dividend and liquidation preferences as well as other rights, see note 12 to our consolidated financial statements of the years ended December 31, 2014, 2015 and 2016. Except for the registration rights and certain restrictions on transfer of our shares, these preferences and rights will be terminated upon the completion of this offering. All of our issued and outstanding seed preferred shares, series A preference shares, series B preference shares and non-voting ordinary shares will automatically convert into our ordinary shares at a conversion ratio of one to one immediately prior to the completion of this offering.

We have adopted an amended and restated memorandum and articles of association, or post-IPO memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our post-IPO memorandum and articles of association provide that, immediately prior to the completion of this offering, our authorized share capital will be US$7,500,000 divided into (i) 14,800,000,000 Class A ordinary shares with a par value of US$0.0005 each and (ii) 200,000,000 Class B ordinary shares with a par value of US$0.0005 each. Immediately prior to the completion of this offering, an aggregate of              issued and outstanding ordinary shares, including issued and outstanding non-voting ordinary shares, series A preference shares and series B preference shares which will automatically convert into ordinary shares on a one-to-one basis, held by our founder, Forrest Xiaodong Li, and Tencent and their respective affiliates will be re-designated as Class B ordinary shares on a one-for-one basis. All of our remaining issued and outstanding ordinary shares, including issued and outstanding non-voting ordinary shares, seed preferred shares, series A preference shares and series B preference shares which will automatically convert into ordinary shares on a one-to-one basis, will be re-designated as Class A ordinary shares on a one-for-one basis. We will issue              Class A ordinary shares represented by the ADSs in this offering, assuming the underwriters do not exercise the option to purchase additional ADSs.

The following are summaries of material provisions of our post-IPO memorandum and articles of association and the Companies Law as they relate to the material terms of our ordinary shares that we expect will become effective immediately prior to the completion of this offering.

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company is not required to open its register of members for inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our post-IPO memorandum and articles prohibit us from issuing bearer or negotiable shares. Our company will issue only non-negotiable shares in registered form, which will be issued when registered in our register of members.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our post-IPO memorandum and articles of association and the Companies Law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they fall due in the ordinary course of business and we have funds lawfully available for such purpose.

Register of Members

Under Cayman Islands law, we must keep a register of members and there must be entered therein:

•	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, our register of members will be immediately updated to record and give effect to the issue of Class A ordinary shares by us to             , as the depositary (or its custodian or nominee). Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name.

If the name of any person is, without sufficient cause, entered in or omitted from the register of members, or if default is made or unnecessary delay takes place in entering on the register the fact of any person having ceased to be a member, the person or member aggrieved or any member or the company itself may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Classes of Ordinary Shares; Conversion

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except for conversion rights and voting rights and certain approval rights, the Class A ordinary shares and Class B ordinary shares carry equal rights and rank pari passu with one another, including the rights to dividends and other capital distributions.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain restrictions agreed upon in an irrevocable proxy between our founder, Forrest Xiaodong Li, and Tencent. Under the irrevocable proxy, Tencent has agreed to grant an irrevocable proxy with respect to its Class B ordinary shares to the founder for any matters concerning the size and/or composition of our board that require a shareholder vote, including, any resolution to approve, authorize or confirm any increase or decrease in the number of or any minimum or maximum number of directors of the Board, any appointment or election of any new director or directors of the Company, and any removal or replacement of any existing director or directors of the Company. Our founder has agreed to vote all of such Class B ordinary shares at the direction of Tencent for the election, removal and replacement of one member of the board, provided the nominee is qualified and permitted to serve on the board under applicable law and stock exchange rules. For all other matters that require shareholder vote, Tencent has agreed to grant our founder an irrevocable proxy with respect to a certain number of the Class B ordinary shares held by Tencent such that Tencent’s total voting power in our company does not exceed 29% of the total voting power of all outstanding shares immediately after this offering.

In addition, upon any sale, transfer, assignment or disposition of ownership in any Class B ordinary shares by a holder to any person or entity which is not a permitted transferee, such Class B ordinary shares will automatically convert into an equal number of Class A ordinary shares. Permitted transferees of our founder include certain of his relatives so long as our founder keeps voting rights over the Class B ordinary shares held by such transferees, and for Tencent include certain of its affiliates. Upon termination of the Tencent irrevocable proxy, all issued and outstanding Class B ordinary shares will automatically convert into an equal number of Class A ordinary shares (subject to the exception described below). The Tencent irrevocable proxy will terminate upon the earliest of (i) the tenth anniversary of the completion of this offering, which can be extended if the parties agree; (ii) our founder voluntarily ceasing to be our group chief executive officer; (iii) the death or permanent incapacity of our founder; (iv) our founder failing to spend at least half of all work days, excluding certain leaves, in any given calendar year on our business, the end of such calendar year; (v) our founder voting the proxy shares on the Tencent director matter contrary to the written direction of Tencent; or (vi) the mutual agreement of the parties. However, if upon the tenth anniversary of the completion of this offering the number of issued and outstanding Class B ordinary shares held by Tencent is less than 50% of the total number of issued and outstanding Class B ordinary shares held by it immediately after the completion of this offering, all of the Class B ordinary shares then held by Tencent will automatically convert into an equal number of Class A ordinary shares, and all of the Class B ordinary shares held by our founder and his permitted transferees will not convert into Class A ordinary shares until the earliest of an additional ten years or any of the events described in (ii), (iii) and (iv) above. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances and no Class B ordinary shares will be issued after this offering.

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote for shareholders’ approval or authorization, except for certain class consents required under our articles of association. Each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to three votes, on all matters subject to the vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast in a general meeting. A special resolution requires the affirmative vote of 75% of the votes cast in a general meeting initially and, upon either the termination of the irrevocable proxy between our founder and Tencent relating to the size and/or composition of our board or the proxy between the same relating to other matters or the transfer of all the Class B ordinary shares held by Tencent to any person or entity which is not a permitted transferee of Tencent, then two-thirds of the votes cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-IPO memorandum and articles of association. A special resolution will be required for important matters such as making changes to our memorandum and articles of association.

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-IPO memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the New York Stock Exchange Listed Company Manual.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s post-offering amended and restated articles of association. Our post-IPO memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition a special meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-IPO memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

A quorum required for a meeting of shareholders consists of one or more shareholders holding, in aggregate, not less than 40% of the votes attaching to all issued and outstanding shares of our company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least seven calendar days is required for the convening of our annual general meeting and other shareholders meetings.

Transfer of Ordinary Shares

Subject to the restrictions in our post-IPO memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they are obligated to, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the designated stock exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as our board of directors may determine.

Issuance of Additional Shares

Our post-IPO memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares. Our post-IPO memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without further action by our shareholders to the extent authorized but unissued (other than issue additional supervoting shares, which will require the consent of holders of Class B ordinary shares). Issuance of these shares may dilute the voting power of holders of ordinary shares.

Liquidation

On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a “limited liability” company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our post-IPO memorandum and articles of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen calendar days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or are otherwise authorized by our post-IPO memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

The rights attached to our Class B ordinary shares may be varied only when at least 80% of the issued and outstanding Class B ordinary shares provide written consent or at a separate meeting pass a resolution to sanction such variation. The rights attached to any other class of shares may, unless otherwise provided by the terms of issue of the shares of or the rights attaching to that class, be materially adversely varied only with the written consent of the holders of a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of its paid up shares into stock and reconvert the stock into paid up shares of any denomination;

•	sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our post-IPO memorandum of association; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; and

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Special Approvals

Our post-IPO memorandum and articles of association provide that any amendment of any terms of Class B ordinary shares, any change of control of our company upon merger or consolidation, scheme of arrangement or other similar transactions, the sale or exclusive license of all or substantially all of our intellectual property, or any issuance of shares carrying more than one vote per share, shall require the separate approval of at least 80% of the outstanding Class B ordinary shares.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow recent English law statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to Delaware corporations and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertakings, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertakings, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the due majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected (within four months), the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, or a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff in any action or proceedings to be brought in respect of a wrong committed against us, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or a derivative action in the name of, a company to challenge the following acts in the following circumstances:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation.

A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a personal profit out of his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third-party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the English and commonwealth courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Under our post-IPO memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the board of directors. Subject to the New York Stock Exchange listing rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Shareholder Action by Written Resolution

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Law and our post-IPO memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposal before a meeting and provides limited rights for shareholders to requisition a general meeting. However, these rights may be provided in articles of association. Our post-offering amended and restated articles of association allow our shareholders holding shares representing in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders other right to put proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-IPO memorandum and articles of association do not provide for cumulative voting.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-IPO memorandum and articles of association, directors can be removed by an ordinary resolution. A director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is removed pursuant to our post-IPO memorandum and articles of association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquiror of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company, for a proper corporate purpose and not with the effect of perpetrating a fraud on the minority shareholders.

Dissolution and Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under the Companies Law, our company may be dissolved, liquidated or wound up by a special resolution, or by an ordinary resolution on the basis that our company is unable to pay its debts as they fall due.

Variation of Rights of Shares

If at any time, our share capital is divided into different classes of shares, under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-IPO memorandum and articles of association and as permitted by the Companies Law, the rights attached to our Class B ordinary shares may be varied only when at least 80% of the issued and outstanding Class B ordinary shares provide written consent or at a separate meeting pass a resolution to sanction such variation. The rights attached to any other class of shares may, unless otherwise provided by the terms of issue of the shares of or the rights attaching to that class, be materially adversely varied only with the written consent of the holders of a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As required by the Companies Law, our post-IPO memorandum and articles of association may only be amended by a special resolution of our shareholders.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover Provisions

Some provisions of our post-IPO memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-IPO memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by foreign law or by our post-IPO memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our ordinary shares. In addition, there are no provisions in our post-IPO memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issued since January 1, 2014, which gives effect to the a share split effected on April 8, 2017, following which each of our previously issued voting and non-voting ordinary shares, seed preferred shares, series A preference shares and series B preference shares was subdivided into ten voting and non-voting ordinary shares, seed preferred shares, series A preference shares and series B preference shares, respectively.

Ordinary Shares

In January 2014, we issued a total of 5,555,550 ordinary shares to Tencent Limited according to Tencent Limited’s conversion notice for conversion in full its convertible promissory note dated March 18, 2013 in the principal amount of US$10.0 million at a conversion price of US$1.8 per share.

In May 2014, we issued an aggregate of 26,272,160 ordinary shares, including a total of 15,161,050 ordinary shares to Tencent Limited and 11,111,110 ordinary shares to another investor, for an aggregate consideration of approximately US$118.2 million, or US$4.5 per share.

In February 2015, we issued an aggregate of 16,681,500 ordinary shares, including a total of 4,629,630 ordinary shares to Tencent Limited and a total of 12,051,870 ordinary shares to four other investors, for an aggregate consideration of approximately US$180.2 million, or US$10.8 per share.

From time to time between January 1, 2014 and the date of this prospectus, we also issued non-voting ordinary shares or voting ordinary shares to our officers, directors, employees and consultants pursuant to our share incentive plan.

Immediately prior to the completion of this offering, issued and outstanding ordinary shares, including any non-voting ordinary shares which will automatically convert into voting ordinary shares on a one-to-one basis, held by our founder, Forrest Xiaodong Li, and Tencent and their respective affiliates will be designated as Class B ordinary shares on a one-for-one basis, and the remaining issued and outstanding ordinary shares, including non-voting ordinary shares which will automatically convert into voting ordinary shares on a one-to-one basis, will be re-designated as Class A ordinary shares on a one-for-one basis.

Preference Shares

In March 2016, we issued an aggregate of 11,760,620 series B preference shares, including 2,767,200 series B preference shares to Tencent Limited and 8,993,420 series B preference shares to another investor, for an aggregate consideration of approximately US$170.0 million, or US$14.455 per share.

In August 2016, we issued 2,075,410 series B preference shares to an investor for an aggregate consideration of approximately US$30.0 million, or US$14.455 per share.

Immediately prior to the completion of this offering, any issued and outstanding series A preference shares and series B preference shares held by our founder, Forrest Xiaodong Li, and Tencent and their respective affiliates will automatically convert and be re-designated as Class B ordinary shares, and the remaining issued and outstanding seed preferred shares, series A preference shares and series B preference shares will automatically convert and be re-designated as Class A ordinary shares, on a one-for-one basis.

Convertible Promissory Notes

We issued a convertible promissory note in the principal amount of US$230 million to Hillhouse GAR Holdings Limited in January 2017, a convertible promissory note in the principal amount of US$100 million to Tencent Limited in March 2017, and eight other convertible promissory notes in the aggregate principal amount of US$345 million to private investors in March, April, May and July 2017. Following the initial public offering, the principal amounts of the convertible promissory notes may be converted, in whole or in part, into our Class A ordinary shares at a conversion price calculated based on an agreed formula (which stipulates a discount to the initial public offering price based on a discount rate and the period between the issuance date of the convertible promissory note and the pricing date of this offering), subject to certain anti-dilution adjustments. The investors agree not to sell or otherwise transfer or dispose of the note and the conversion shares up to 180 days immediately after the initial public offering.

Options, Shares Appreciation Rights, Restricted or Unrestricted Shares

See “Management—Share Incentive Plan.”

Investors’ Rights

We entered into an investors’ rights agreement in March 2010, as amended and restated in May 2014, February 2015, March 2016, August 2016 and April 2017, or the investors’ rights agreement, with our shareholders, which consists of holders of our voting and non-voting ordinary shares, seed preferred shares, series A preference shares and series B preference shares.

Pursuant to the investors’ rights agreement, our board of directors consists of three directors. Tencent Limited is, subject to certain requirements, entitled to appoint one director and Mr. Forrest Xiaodong Li, our chairman and group chief executive officer, is, subject to certain requirements, entitled to appoint two directors.

Except for the registration rights and certain restrictions of transfer of our shares, all the investors’ rights, including rights of first refusal, co-sale rights and drag along rights, as well as the provisions governing the board of directors, will be terminated upon the completion of this offering. For details of registration rights, see “—Registration Rights.”

In September 2017, our shareholders approved the post-IPO memorandum and articles of association, Eighth Amended and Restated Memorandum and Articles of Association, which will become effective immediately prior to the completion of this offering, to adopt a dual-class voting structure. It is agreed that (i) the issued and outstanding ordinary shares, including issued and outstanding non-voting ordinary shares, series A preference shares and series B preference shares which will automatically convert into ordinary shares on a one-to-one basis, held by our founder, Forrest Xiaodong Li, and Tencent and their respective affiliates will be re-designated as Class B ordinary shares on a one-for-one basis and have three votes per share, (ii) all remaining issued and outstanding ordinary shares, including issued and outstanding non-voting ordinary shares, seed preferred shares, series A preference shares and series B preference shares which will automatically convert into ordinary shares on a one-to-one basis, will be re-designated as Class A ordinary shares on a one-for-one basis and have one vote per share, and (iii) all convertible promissory notes will be convertible into and then re-designated as Class A ordinary shares, based on the then-applicable conversion ratio.

Registration Rights

Under the investors’ rights agreement, we have granted certain registration rights to holders of our registrable securities, which include: (i) any ordinary shares or ordinary shares issued or issuable upon conversion of preference shares or pursuant to pre-emptive right of participation, (ii) any ordinary shares issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, any preference shares or ordinary shares described in (i), (iii) any other ordinary shares owned or thereafter acquired by holders, including ordinary shares issued in respect of the ordinary shares described above, upon any share split, share dividend, recapitalization or a similar event; and (iv) any depositary receipts issued by an institutional depositary upon deposit of any of the foregoing. Set forth below is a description of the registration rights.

Demand Registration Rights

At any time following the earlier of (i) May 5, 2017 or (ii) the six month anniversary of the consummation of an initial public offering, holders of at least 25% of the registrable securities then outstanding have the right to demand that we file a registration statement covering the registration of the registrable securities. We, however, are not obliged to effect a demand registration if we have within the six month period preceding the date of such request, already effected a demand registration or F-3 registration, or in which the holders had an opportunity to participate in the piggyback registration . We shall have no obligation to effect more than two demand registrations and such registrations have been declared or ordered effective. We also have the right to postpone the filing of a registration statement for a period of not more than 120 days if our board of directors determines in the good faith that it would be materially detrimental to us and our shareholders for such registration to be effected at such time. We may not utilize this right more than once during any 12-month period and we may not register any other of our securities during such 12-month period.

Piggyback Registration Rights

If we propose to register any of our shares under the Securities Act for purposes of effecting a public offering of our securities (including, but not limited to, registration statements relating to secondary offerings of our securities, but excluding registration statements relating to any registration pursuant to demand registration rights or Form F-3 registration rights or to any employee benefit plan or a corporate reorganization), we must afford holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities then held by them.

Form F-3 Registration Rights

Holders of at least 10% of the registrable securities then outstanding have the right to request that we file a registration statement under Form F-3 and any related qualification or compliance with respect to all or a part of the registrable securities then owned by such holders. There will be no limit on the number of times the holders may request registration of registrable securities. However, we are not obligated to effect such registration, qualification or compliance if: (i) Form F-3 is not available for such offering by such holders; (ii) if the anticipated gross proceeds from such offering are less than US$50 million; or (iii) if we have, within the six-month period preceding the date of such request, already effected a Form F-3 registration.

We also have the right to postpone the filing of the Form F-3 registration statement for a period of not more than 120 days if our board of directors determines in the good faith that it would be materially detrimental to us and our shareholders for such Form F-3 registration to be effected at such time. We may not utilize this right more than once during any 12-month period and we may not register any other of our securities during such 120-day period.

Expenses of Registration

We will pay all expenses (other than underwriting discounts and commissions relating to the registrable securities sold by the holders), subject to a cap of expenses to be agreed with us prior to the completion of the sale of the registrable securities, in connection with the demand registration, piggyback registration and Form F-3 registration. In the demand registration, we are not required to pay for any expenses of any registration proceeding begun in response to holders’ exercise of their demand registration rights if the registration request is subsequently withdrawn at the request of the holders of at least a majority of the registrable securities to be registered, subject to a few exceptions. In connection with the piggyback registration and the F-3 registration, we will pay all expenses incurred notwithstanding the cancelation or delay of the registration proceeding for any reason.

Termination of Our Obligations on the Registration Rights

Notwithstanding the foregoing, we will have no obligations on the demand registration, piggyback registration and Form F-3 registration of any registrable securities (i) three years after the completion of our initial public offering, or (ii) if all such registrable securities proposed to be sold by a holder (and any of its affiliate with whom such holder must aggregate its sales under Rule 144) may then be sold without restrictions pursuant to Rule 144 under the Securities Act.

No Registration Rights to Third Parties

We covenant and agree that, without the prior written consent of the holders of at least a majority of the registrable securities then outstanding, we will not grant, or cause or permit to be created, for the benefit of any person or entity any registration rights of any kind, whether similar to the demand, piggyback or Form F-3 registration rights, relating to any of our shares or other securities, other than the rights that are subordinate to the rights of the holders.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent              Class A ordinary shares (or a right to receive              Class A ordinary shares) deposited with The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the Class A ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See “Where You Can Find Additional Information” for directions on how to obtain copies of those documents.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. Dollars, if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation” for additional information. The depositary will distribute only whole U.S. Dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares.    The depositary may, and shall if we so request in writing, distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to Purchase Additional Shares.    If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions.    The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives reasonably satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancelation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs, for the purpose of withdrawal, at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. See “Description of Share Capital” for more information on the voting rights of our Class A ordinary shares underlying the ADSs. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

If we timely asked the depositary to solicit your instructions but the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions at to be voted upon unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	there is substantial shareholder opposition to the particular question; or

•	the particular question would have an adverse impact on our shareholders.

We are required to notify the depositary if one of the conditions specified above exists.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon as far in advance of the meeting date as practicable. Under the post-offering memorandum and articles of association we expect to adopt, the minimum notice period required to convene a general meeting is seven days.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. Dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancelation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are canceled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Change the nominal or par value of our shares • Reclassify, split up or consolidate any of the deposited securities	• The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

• Distribute securities on the shares that are not distributed to you • Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	• The depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•	we delist the ADSs from an exchange on which they were listed and do not list the shares on another exchange;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 30 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares, unless requested in writing by us to cease doing so. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancelation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (i) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (ii) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (iii) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release to no more than 30 percent (30%) of the amount of shares on deposit, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so. The depositary has full discretion on how and to what extent it may disregard the limit for the amount of ADSs that may be outstanding at any time as a result of pre-release.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is a system administered by DTC under which the depositary may register the ownership of uncertificated ADSs, which ownership will be confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, we will have              ADSs outstanding, representing              Class A ordinary shares, or approximately         % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs (or approximately         % of our outstanding ordinary shares, if the underwriters exercise in full their option to purchase additional ADSs). All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while the ADSs have been approved for listing on the New York Stock Exchange, we cannot assure you that a regular trading market for ADSs may develop in the ADSs. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, sell any option or contract to purchase, purchase any option or contract to sell, lend, make any short sale or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of the ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, the ADSs or ordinary shares or any substantially similar securities, without the prior written consent of the representatives on behalf of the underwriters for a period ending 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee share options outstanding on the date hereof and certain other exceptions.

Our directors and executive officers, our existing shareholders, and holders of our convertible promissory notes have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities or any securities convertible into or exchangeable or exercisable for our ordinary shares or ADSs, for a period ending 180 days after the date of this prospectus.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only under an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

Our affiliates who have beneficially owned “restricted securities” for at least six months would be entitled to sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares of the same class, including shares represented by ADSs, which will equal approximately Class A ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs, (or Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs in full); or

•	the average weekly trading volume of our ordinary shares of the same class, including shares represented by ADSs on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, in each case, shares held by our affiliates would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or other written agreement executed prior to the completion of this offering may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Convertible Promissory Notes

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flows and Working Capital—Convertible Promissory Notes” and “Description of Share Capital—History of Securities Issuances—Convertible Promissory Notes” for a description of the convertible promissory notes. Shares issued upon conversion of outstanding convertible promissory notes may be sold after expiration of the lock-up period described above.

Registration Rights

Upon the completion of this offering, holders of our registrable securities will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Investors’ Rights—Registration Rights.”

Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act covering all Class A ordinary shares which are either subject to outstanding options or may be issued upon exercise of any options or other equity awards which may be granted or issued in the future pursuant to our share incentive plan. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

TAXATION

The following summary of Cayman Islands, Singapore and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, Singapore and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law. To the extent that the discussion relates to matters of Singapore tax law, it represents the opinion of Rajah & Tann Singapore LLP, our counsel as to Singapore law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares or the ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares.

Singapore Tax Considerations

The following discussion is a summary of Singapore income tax, goods and services tax and stamp duty considerations relevant to the acquisition, ownership and disposition of ADSs or our ordinary shares. The statements made herein regarding taxation are general in nature and based upon certain aspects of the current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines or the interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of the ADSs or our ordinary shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective shareholders are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of the ADSs and our ordinary shares, taking into account their own particular circumstances. It is emphasized that neither we nor any other persons involved in this prospectus accept responsibility for any tax effects or liabilities resulting from the acquisition, holding or disposal of the ADSs or our ordinary shares.

Income Tax

Under the Singapore Income Tax Act (Chapter 134 of Singapore), a company established outside Singapore but whose governing body, being the board of directors, usually exercises de facto control and management of its business in Singapore could be considered tax residents in Singapore. However, such control and management of the business should not be deemed to be in Singapore if physical board meetings are conducted outside of Singapore. Where board resolutions are passed in the form of written consent signed by the directors each acting in their own jurisdictions, or where the board meetings are held by teleconference or videoconference, it is possible that the place of de facto control and management will be considered to be where the majority of the board are located when they sign such consent or attend such conferences.

We believe that Sea Limited is not a Singapore tax resident for Singapore income tax purposes. However, the tax resident status of Sea Limited is subject to determination by the IRAS and uncertainties remain with respect to our tax residence status. See “Risk Factors—Risks Related to Doing Business in Greater Southeast Asia—It is not certain if Sea Limited will be classified as a Singapore tax resident” for a discussion of the Singapore tax consequences to non-resident investors if Sea Limited is deemed to be a Singapore tax resident. The statements below are based on the assumption that Sea Limited is not a tax resident in Singapore for Singapore income tax purposes.

Dividends With Respect to the ADSs or Our Ordinary Shares

Where Sea Limited is not considered a tax resident in Singapore for Singapore income tax purposes, the dividend payments made by Sea Limited would be considered sourced outside Singapore (unless the ADSs or our ordinary shares are held as part of a trade or business carried out in Singapore, in which case the holders of the ADSs or our ordinary shares may be taxed on the dividends distributed to them). Foreign-sourced dividends received or deemed to be received in Singapore by non-resident individuals are exempt from Singapore income tax. This exemption also applies to Singapore tax resident individuals who have received or, are deemed to have received his foreign-sourced income in Singapore on or after January 1, 2004 (except where such income is received through a partnership in Singapore).

Foreign-sourced dividends received or deemed to be received in Singapore by corporate investors who do not have a business presence in Singapore, are not tax resident in Singapore, and who do not have a permanent establishment or tax presence in Singapore, will generally not be subject to income tax in Singapore. Foreign-sourced dividends received or deemed to be received in Singapore by corporate investors who are tax residents in Singapore will generally be subject to Singapore income tax. Since Sea Limited is a company incorporated in the Cayman Islands, and the prevailing rate of tax in the Cayman Islands, being a tax of a similar character to the Singapore income tax, is 0%, dividends received in Singapore by resident corporate investors would be subject to Singapore income tax at the prevailing rate of 17%.

Dividends received in respect of the ADSs or our ordinary shares whether by a Singapore tax resident or a non-Singapore tax resident as a shareholder are not subject to any withholding tax in Singapore.

Gains With Respect to Disposition of the ADSs or Our Ordinary Shares

There is no capital gain tax in Singapore and there is no specific law or regulation in Singapore dealing with the characterization of a gain as income or capital in nature. Gains arising from disposition of the ADSs or our ordinary shares may be construed as income and subject to Singapore income tax if they arise from or are otherwise connected with a trade or business activity in Singapore. Such gains may also be considered income in nature, even if they do not arise from an activity in the ordinary course of trade or business or an ordinary incident of some other business activity, if the ADSs or our ordinary shares were purchased with the intention or purpose of making a profit by sale rather than holding for long-term investment purposes in Singapore. Conversely, gains from disposition of the ADSs or our ordinary shares in Singapore, if considered as capital gains rather than income by the Inland Revenue Authority of Singapore, are not taxable in Singapore.

For corporate shareholders who are subject to Singapore income tax treatment under Section 34A of the Income Tax Act (Chapter 134 of Singapore) in relation to the adoption of Financial Reporting Standard 39—Financial Instruments: Recognition and Measurement, or FRS 39, for accounting purposes, they may be required to recognize gains or losses (not being gains or losses in the nature of capital) even though no sale or disposal of the ADSs or our ordinary shares has been made. Our corporate shareholders who may be subject to such provisions should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, ownership and disposition of the ADSs and our ordinary shares arising from the adoption of FRS 39.

Notwithstanding the above, foreign investors may claim that the gains from disposition of their ADSs or ordinary shares are not received in Singapore (so that such gains will not be subject to Singapore income tax) if (i) the foreign investor is not a tax resident in Singapore, (ii) the foreign investor does not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and (iii) the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of the ADSs or our ordinary shares is performed outside of Singapore.

Goods and Services Tax

The issuance of the ADSs or our ordinary shares in connection with this offering is not subject to Singapore goods and services tax, or GST.

The sale of the ADS or our ordinary shares by a GST-registered investor resident in Singapore to another person resident in Singapore is an exempt tax supply not subject to GST. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in connection with the making of this exempt supply is generally not recoverable and will become an additional cost to the investor unless the investor satisfies certain conditions prescribed under the GST legislation or satisfies certain GST concessions.

Where the ADS or our ordinary shares are sold by a GST-registered investor in the course or furtherance of a business carried on by such an investor to a person resident outside Singapore (and who is outside Singapore at the time of supply), the sale is a taxable supply subject to GST at a zero rate (i.e., 0%). Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in making this zero-rated supply for the purpose of his business will, subject to the provisions of the GST legislation, be recoverable from the Comptroller of GST.

Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of the ADSs or our ordinary shares.

Services such as brokerage and handling services rendered by a GST-registered person to an investor resident in Singapore in connection with the investor’s purchase or sale of the ADSs or our ordinary shares will be subject to GST at the prevailing rate (currently 7%). Similar services rendered contractually to an investor resident outside Singapore should, subjection to certain conditions, qualify for zero-rating (i.e., subject to GST at zero rate).

Stamp Duty

No stamp duty is payable on the subscription and issuance of the ADSs and our ordinary shares. As Sea Limited is incorporated in the Cayman Islands and the ADSs and our ordinary shares are not registered in any register kept in Singapore, no stamp duty is payable in Singapore on any instrument of transfer upon a sale or gift of the ADSs or our ordinary shares.

United States Federal Income Tax Considerations

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in the ADSs or our ordinary shares in the offering. This discussion is based on the federal income tax laws of the United States as of the date of this prospectus, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service, or IRS, and other applicable authorities, all as of the date of this prospectus. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This discussion applies only to a United States Holder (as defined below) that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•	banks and certain other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	brokers or dealers in stocks and securities, or currencies;

•	persons who use or are required to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	entities subject to the United States anti-inversion rules;

•	tax-exempt organizations and entities;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons whose functional currency is other than the United States dollar;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or

•	persons that held, directly, indirectly or by attribution, ADSs or ordinary shares or other ownership interests in us prior to these Offerings.

Except as described below, this discussion does not address any reporting obligations that may be applicable to persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds the ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or partner in a partnership holding ADSs or ordinary shares should consult its own tax advisors regarding the tax consequences of investing in and holding the ADSs or ordinary shares.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of the discussion below, a “United States Holder” is a beneficial owner of the ADSs or ordinary shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms.

ADSs

If you own ADSs, then you should be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to United States federal income tax.

The United States Treasury Department and the IRS have expressed concerns that United States holders of American depositary shares may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an American depositary share and the issuer of the security underlying the American depositary share has taken actions that are inconsistent with the ownership of the underlying security by the person claiming the credit. Such actions (for example, a pre-release of an American depositary share by a depositary) also may be inconsistent with the claiming of the reduced rate of tax applicable to certain dividends received by non-corporate United States holders of American depositary shares, including individual United States holders. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by non-corporate United States Holders, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

Dividends and Other Distributions on the ADSs or Our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution that we make to you with respect to the ADSs or ordinary shares (including any amounts withheld to reflect withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid generally will be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to ‘‘qualified dividend income,’’ if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year.

Under a published IRS Notice, common or ordinary shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as the ADSs (but not our ordinary shares) are expected to be. Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, will be listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by ADSs will, subject to applicable limitations, be eligible for the reduced rates of taxation.

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold the ADSs or our ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if the United States Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

You should consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or our ordinary shares, as well as the effect of any change in applicable law after the date of this prospectus.

For purposes of calculating your foreign tax credit limitation, dividends paid to you with respect to the ADSs or our ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of the ADSs or Our Ordinary Shares

You will recognize gain or loss on a sale or exchange of the ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, which has held the ADSs or ordinary shares for more than one year, are currently eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of the ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on the current and anticipated value of our assets, the composition of our income and assets and the expected price of the ADSs in this offering, we do not expect to be a passive foreign investment company, or PFIC, for United States federal income tax purposes for our current taxable year ending December 31, 2017. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for our current taxable year ending December 31, 2017, or for any future taxable year or that the IRS will not take a contrary position.

A non-United States corporation such as ourselves will be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we expect to be or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations, including certain regulations relating to royalty income and income from intangible assets, as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If the percentage of passive income or our assets treated as producing passive income increase, for example, due to a differing interpretation of such regulations and guidance, we may be a PFIC for the current or any subsequent taxable year.

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes, because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, the composition of our income and assets would change and we may be more likely to be treated as a PFIC.

Changes in the composition of our income or composition of our assets may cause us to become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill not reflected on our balance sheet (which may depend upon the market value of the ADSs from time to time, which may be volatile) and also may be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. In estimating the value of our goodwill, we have taken into account our anticipated market capitalization following the listing of the ADSs on the New York Stock Exchange. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill, which may result in our being or becoming a PFIC for the current or one or more future taxable years.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we were to cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including, in some circumstances, a pledge, of ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

•	the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares and any of our non-United States subsidiaries or other corporate entities in which we own equity interests for U.S. federal income tax purposes is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States entity classified as a PFIC (each such entity, a lower tier PFIC) for purposes of the application of these rules. You should consult your own tax advisor regarding the application of the PFIC rules to any of our lower tier PFICs.

If we are a PFIC for any taxable year during which you hold ADSs, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on the ADSs as ordinary income under a mark-to-market method, provided that such ADSs constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs, but not our ordinary shares, will be listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs are listed on the New York Stock Exchange and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we became a PFIC, but no assurances are given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, if we were a PFIC for any taxable year, a United States Holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In certain circumstances, a shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to the ADSs or ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A United States Holder that holds the ADSs or ordinary shares in any year in which we are a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership and disposition of the ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of the ADSs or our ordinary shares, and the proceeds from the sale or exchange of the ADSs or our ordinary shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9 or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

United States Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which the ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all ‘‘specified foreign financial assets’’ (as defined in the Code) does not exceed US$50,000.

United States Holders should consult their tax advisors regarding the application of these information reporting rules.

Medicare Tax

Certain United States Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividend and gains from the sale or other disposition of capital assets for taxable years beginning after December 31, 2012. United States Holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this tax provision on their ownership and disposition of the ADSs or ordinary shares.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C., Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) L.L.C., are acting as joint book-running managers of this offering and as the representatives of the underwriters. The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of Credit Suisse Securities (USA) L.L.C. is Eleven Madison Avenue, New York, NY 10010.

Underwriters	Number of ADSs
Goldman Sachs (Asia) L.L.C.
Morgan Stanley & Co. International plc
Credit Suisse Securities (USA) L.L.C.

Total

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken, other than the ADSs covered by the underwriters’ option to purchase additional ADSs described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$             per ADS under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the underwriters.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, Goldman Sachs & Co. LLC. Morgan Stanley & Co. International plc will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, Morgan Stanley & Co. LLC.

Option to Purchase Additional ADSs

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs from us at the offering price listed on the cover of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above.

Commissions and Expenses

Total underwriting discounts and commissions to be paid to the underwriters represent             % of the total amount of the offering. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Discounts and commissions paid by us	US$	US$	US$

The estimated offering expenses payable by us, exclusive of underwriting discounts and commissions, are approximately US$            . We have agreed to pay all fees and expenses that we occur in connection with the offering. We have agreed to reimburse the underwriters for certain expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc.

Lock-Up Agreements

We have agreed that, without the prior written consent of Goldman Sachs (Asia) L.L.C., Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) L.L.C., on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus, (i) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs or enter into a transaction which would have the same effect; (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; (iii) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in the ordinary shares or ADSs within the meaning of Section 16 of the Exchange Act; (iv) file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or (v) publicly disclose the intention to make any offer, sale, pledge, disposition or filing, in each case regardless of whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise. The restrictions described in the preceding paragraph do not apply to (A) the sale of the ADSs and the ordinary shares represented by such ADSs in this offering; (B) the issuance of ordinary shares or the grant of options to purchase ordinary shares under our share incentive plan existing on the date of this prospectus; or (C) the issuance by us of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or which is otherwise described in this prospectus.

Each of our directors, executive officers, our existing shareholders, and holders of our convertible promissory notes has agreed that, without the prior written consent of Goldman Sachs (Asia) L.L.C., Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) L.L.C., it will not, during the period ending 180 days after the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any ordinary shares or ADSs, or any options or warrants to purchase any ordinary shares or ADSs, or any securities convertible into, exchangeable for or that represent the right to receive ordinary shares or ADSs, whether now owned or hereinafter acquired, owned directly by our directors, executive officers, our existing shareholders, and holders of our convertible promissory notes (including holding as a custodian) or with respect to which they have beneficial ownership within the rules and regulations of the SEC. The foregoing restriction is expressly agreed to preclude each of our directors, executive officers, existing shareholders, and holders of our convertible promissory notes from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of his or her securities even if such securities would be disposed of by someone other than themselves. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of their securities or with respect to any security that includes, relates to, or derives any significant part of its value from such ordinary shares or ADSs. The restrictions above are subject to certain customary exceptions.

Furthermore, each of our directors, executive officers, our existing shareholders, and holders of our convertible promissory notes has agreed that, without the prior written consent of Goldman Sachs (Asia) L.L.C., Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) L.L.C., it will not, during the period ending 180 days after the date of this prospectus, make any demand for or exercise any right with respect to, the registration of any ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

In addition, through a letter agreement, we will instruct             , as depositary, not to accept any deposit of any ordinary shares or deliver any ADSs until after 180 days following the date of this prospectus unless we consent to such deposit or issuance. We will not provide such consent without the prior written consent of Goldman Sachs (Asia) L.L.C., Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) L.L.C. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

Goldman Sachs (Asia) L.L.C., Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) L.L.C., in their sole discretion, on behalf of the underwriters may release the ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

New York Stock Exchange Listing

We have applied for the listing of the ADSs on the New York Stock Exchange under the symbol “SE.”

Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discounts received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities, and if these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and any of these activities may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, the over-the-counter market or otherwise.

Electronic Distribution

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

Discretionary Sales

The underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing, investment research, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, various financial advisory, commercial and investment banking services and other services for us and to persons and entities with relationships with us, for which they received or will receive customary fees and commissions.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of us and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also make or communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or the ADSs. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ADSs may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus

Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

Dubai International Finance Center

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or each a Relevant Member State, an offer to the public of any ADSs may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the ADSs shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State; the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State; and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Israel

In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

•	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•	an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•	a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•	an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ADSs offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

The offering of the ADSs has not been and will not be approved by the Securities Commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian Capital Markets and Services Act 2007, or CMSA. Accordingly, no ADSs or invitation to purchase is being made to any person in Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of Schedule 5 of the CMSA and distributed only by a holder of a Capital Markets Services License who carries on the business of dealing in securities.

People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

This prospectus may not be distributed in the Kingdom except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA, except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The ADSs may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs have been or will be approved by any Swiss regulatory authority.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates

The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee, the New York Stock Exchange listing fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

SEC registration fee	US$
Financial Industry Regulatory Authority filing fee
New York Stock Exchange listing fee
Printing and engraving expenses
Accounting fees and expenses
Legal fees and expenses
Miscellaneous

Total	US$

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Kirkland & Ellis International LLP. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to Indonesian law will be passed upon for us by Assegaf Hamzah & Partners and for the underwriters by Hiswara Bunjamin & Tandjung (in association with Herbert Smith Freehills). Legal matters as to Taiwan law will be passed upon for us by LCS & Partners and for the underwriters by Tsar & Tsai Law Firm. Legal matters as to Vietnam law will be passed upon for us by Rajah & Tann LCT Lawyers and for the underwriters by Allen & Overy Legal (Vietnam) LLC. Legal matters as to Thai law will be passed upon for us by Hunton & Williams (Thailand) Limited and for the underwriters by Allen & Overy (Thailand) Co., Ltd. Legal matters as to Singapore law will be passed upon for us by Rajah & Tann Singapore LLP. Kirkland & Ellis International LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law, Rajah & Tann Singapore LLP with respect to matters governed by Singapore law, Assegaf Hamzah & Partners with respect to matters governed by Indonesian law, LCS & Partners with respect to matters governed by Taiwan law, Rajah & Tann LCT Lawyers with respect to matters governed by Vietnam law and Hunton & Williams (Thailand) Limited with respect to matters governed by Thai law. Davis Polk & Wardwell LLP may rely upon Hiswara Bunjamin & Tandjung (in association with Herbert Smith Freehills) with respect to matters governed by Indonesian law, Tsar & Tsai Law Firm with respect to matters governed by Taiwan law, Allen & Overy Legal (Vietnam) LLC with respect to matters governed by Vietnam law and Allen & Overy (Thailand) Co., Ltd. with respect to matters governed by Thai law.

EXPERTS

Our consolidated financial statements as of December 31, 2014, 2015 and 2016 and for each of the three years in the period ended December 31, 2016 included in the prospectus and the registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein. Such financial statements are included in reliance upon the report given on the authority of such firm as experts in accounting and auditing.

The offices of Ernst & Young LLP are located at One Raffles Quay, North Tower, Level 18, Singapore 048583.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits, under the Securities Act with respect to the underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed with the SEC a related registration statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our executive officers and directors and for holders of more than 10% of our ordinary shares.

All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Sea Limited (formerly known as Garena Interactive Holding Limited)

We have audited the accompanying consolidated balance sheets of Sea Limited (formerly known as Garena Interactive Holding Limited) (the “Company”) as of December 31, 2014, 2015 and 2016, and the related consolidated statements of operations, comprehensive loss, cash flows, and shareholders’ equity (deficit) for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sea Limited at December 31, 2014, 2015 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Singapore

April 24, 2017

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of US dollars (“$”))

		December 31,			Pro Forma As of December 31
		2014	2015	2016	2016
	Note	$	$	$	$
					(unaudited)
ASSETS
Current assets
Cash and cash equivalents		85,996	116,203	170,078
Restricted cash		2,965	5,968	18,607
Accounts receivable, net	6	31,611	39,628	35,074
Prepaid expenses and other assets	7	34,021	52,458	79,443
Inventories, net		1,370	4,086	3,947
Short-term investments	5	—	10,428	—
Amounts due from related parties	19	98	924	2,735

Total current assets		156,061	229,695	309,884
Non-current assets
Property and equipment, net	8	23,642	32,876	31,123
Intangible assets, net	9	29,367	50,857	29,963
Long-term investments	5	11,334	41,410	45,072
Prepaid expenses and other assets	7	25,462	39,465	32,299
Restricted cash		2,343	2,193	2,139
Deferred tax assets	17	31,858	33,374	35,295

Total non-current assets		124,006	200,175	175,891

Total assets		280,067	429,870	485,775

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of US dollars (“$”))

		December 31,			Pro Forma As of December 31
		2014	2015	2016	2016
	Note	$	$	$	$
					(unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (including accounts payable of the Consolidated VIEs without recourse to the primary beneficiaries of $3,694, $3,835 and $4,557 as of December 31, 2014, 2015 and 2016, respectively)		5,335	8,904	5,990
Accrued expenses and other payables (including accrued and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $17,488, $39,334 and $47,311 as of December 31, 2014, 2015 and 2016, respectively)	10	29,716	42,147	102,086
Advances from customers (including advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of $4,705, $9,834 and $5,874 as of December 31, 2014, 2015 and 2016, respectively)		9,355	17,564	15,459
Amount due to related parties (including amount due to related parties of the Consolidated VIEs without recourse to the primary beneficiaries of $4,335, $3,963 and $5,122 as of December 31, 2014, 2015 and 2016, respectively)	19	5,292	4,388	9,696
Short-term bank borrowings (including short-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of $1,574, $Nil and $1,858 as of December 31, 2014, 2015 and 2016, respectively)	20	1,574	—	1,858
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $87,388, $103,156 and $72,285 as of December 31, 2014, 2015 and 2016, respectively)		149,833	162,638	122,218
Income taxes payable (including income taxes payable of the Consolidated VIEs without recourse to the primary beneficiaries of $254, $283 and $Nil as of December 31, 2014, 2015 and 2016, respectively)		7,802	8,704	6,449

Total current liabilities		208,907	244,345	263,756

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of US dollars (“$”))

		December 31,			Pro Forma As of December 31
		2014	2015	2016	2016
	Note	$	$	$	$
					(unaudited)
Non-current liabilities
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $Nil, $32 and $240 as of December 31, 2014, 2015 and 2016, respectively)	10	1,680	10,734	4,480
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $77,637, $81,991 and $115,251 as of December 31, 2014, 2015 and 2016, respectively)		87,503	89,120	137,259
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of $Nil, $Nil and $Nil as of December 31, 2014, 2015 and 2016, respectively)		17	668	—
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiaries of $271, $353 and $403 as of December 31, 2014, 2015 and 2016, respectively)		723	805	855

Total non-current liabilities		89,923	101,327	142,594

Total liabilities		298,830	345,672	406,350

Commitments and contingencies	23

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

		As of December 31,			Pro Forma As of December 31
		2014	2015	2016	2016
	Note	$	$	$	$
					(unaudited)
Mezzanine equity
Seed contingently redeemable convertible preference shares (Par value of US$0.0005 per share; Authorized: 10,000,000 shares as of December 31, 2014, 2015 and 2016; Issued and outstanding: 10,000,000 shares as of December 31, 2014, 2015 and 2016; As of December 31, 2016, aggregate liquidation preference: $500 (2014 and 2015: $500 and $500, respectively)	12	500	500	500	—
Series A contingently redeemable convertible preference shares (Par value of US$0.0005 per share; Authorized: 62,500,000 shares as of December 31, 2014, 2015 and 2016; Issued and outstanding: 62,500,000 shares as of December 31, 2014, 2015 and 2016; As of December 31, 2016, aggregate liquidation preference: $10,000 (2014 and 2015: $10,000 and $10,000, respectively)	12	10,000	10,000	10,000	—
Series B contingently redeemable convertible preference shares (Par value of US$0.0005 per share; Authorized: 13,836,030 shares as of December 31, 2016; Issued and outstanding: 13,836,030 shares as of December 31, 2016; As of December 31, 2016, aggregate liquidation preference: $200,000	12	—	—	194,575	—

Total mezzanine equity		10,500	10,500	205,075	—

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

		As of December 31,			Pro Forma As of December 31
		2014	2015	2016	2016
	Note	$	$	$	$
					(unaudited)
Shareholders’ equity
Ordinary shares (Par value of US$0.0005 per share; Authorized : 250,000,000, 400,000,000, 386,163,970 shares as of December 31, 2014, 2015 and 2016, respectively; Issued and outstanding: 149,671,460, 173,592,300, 176,592,650 shares as of December 31, 2014, 2015 and 2016, respectively, and 262,928,680 shares outstanding on a pro forma basis as of December 31,2016 (unaudited))	14	75	87	88	131
Additional paid-in capital		141,515	347,111	370,615	575,647
Accumulated other comprehensive income	15	5,978	6,550	8,587	8,587
Statutory reserves	16	16	33	46	46
Accumulated deficit		(178,743)	(282,126)	(505,006)	(505,006)

Total Sea Limited shareholders’ (deficit) equity		(31,159)	71,655	(125,670)	79,405
Non-controlling interests		1,896	2,043	20	20

Total shareholders’ (deficit) equity		(29,263)	73,698	(125,650)	79,425

Total liabilities, mezzanine equity and shareholder’s equity		280,067	429,870	485,775

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands of US dollars (“$”))

		Year ended December 31,
		2014	2015	2016
	Note	$	$	$
Revenue
Digital entertainment		155,075	281,963	327,985
Others		5,681	10,161	17,685

Total revenue		160,756	292,124	345,670
Cost of revenue
Digital entertainment		(113,745)	(160,267)	(185,314)
Others		(10,828)	(24,031)	(47,284)

Total cost of revenue		(124,573)	(184,298)	(232,598)

Gross profit		36,183	107,826	113,072

Operating income (expenses):
Other operating income		742	3,063	2,103
Sales and marketing expenses		(68,787)	(89,015)	(187,372)
General and administrative expenses		(44,964)	(87,202)	(112,383)
Research and development expenses		(11,053)	(17,732)	(20,809)

Total operating expenses		(124,062)	(190,886)	(318,461)

Operating loss		(87,879)	(83,060)	(205,389)
Interest income		217	545	741
Interest expense		(181)	(32)	(23)
Investment gain, net		—	—	9,434
Foreign exchange gain (loss)		365	(4,911)	(1,649)

Loss before income tax and share of results of equity investees		(87,478)	(87,458)	(196,886)
Income tax expense	17	(2,521)	(11,730)	(8,546)
Share of results of equity investees	5	(880)	(8,148)	(19,523)

Net loss		(90,879)	(107,336)	(224,955)
Net loss attributable to non-controlling interests		2,496	3,970	2,088

Net loss attributable to Sea Limited’s ordinary shareholders		(88,383)	(103,366)	(222,867)

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands of US dollars (“$”), except number of shares and per share data)

		Year ended December 31,
		2014	2015	2016
	Note	$	$	$
Loss per share:
Basic and diluted	18	(0.67)	(0.63)	(1.30)

Shares used in loss per share computation:
Basic and diluted		131,744,413	164,625,286	171,127,788

Pro-forma loss per share (unaudited):
Basic and diluted				(0.87)

Pro-forma weighted average number of ordinary shares outstanding (unaudited):
Basic and diluted				257,463,818

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of US dollars (“$”))

		Year ended December 31,
		2014	2015	2016
	Note	$	$	$
Net loss		(90,879)	(107,336)	(224,955)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments:
Translation gain		2,921	3,732	515
Reclassification adjustment for net translation adjustments realized in net income		—	—	(762)

Net change		2,921	3,732	(247)

Available-for-sale securities:
Change in unrealized gain (loss)		1,016	(3,388)	16,136
Reclassification adjustment for net gain realized in net income		—	—	(13,787)

Net change		1,016	(3,388)	2,349

Total other comprehensive income, net of tax		3,937	344	2,102
Less: Total comprehensive loss attributable to non-controlling interests		2,485	4,198	2,023

Total comprehensive loss attributable to Sea Limited’s ordinary shareholders		(84,457)	(102,794)	(220,830)

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of US dollars (“$”))

	As of December 31,
	2014	2015	2016
	$	$	$
Cash flows from operating activities
Net loss	(90,879)	(107,336)	(224,955)
Adjustments to reconcile net loss to net cash generated from (used in) operating activities:
Amortization of intangible assets	8,354	14,152	21,598
Depreciation of property and equipment	10,030	15,109	17,956
Gain on disposal of investments	—	—	(14,660)
Impairment loss on intangible assets	—	1,670	5,568
Impairment loss on investments	—	—	5,226
Intangible assets written off	793	3,073	120
Prepaid licensing fees written off	2,760	919	7,062
Waiver of other payables	—	(1,644)	—
Share of results of equity investees	880	8,148	19,523
Share-based compensation	4,048	20,564	28,841
Unrecognized tax benefits	723	82	50
Deferred income tax	(11,704)	(2,406)	(2,281)
Net foreign exchange differences	(653)	2,510	507
Others	361	899	3,202

Operating cash flows before changes in working capital:	(75,287)	(44,260)	(132,243)
Inventories	(1,252)	(2,918)	93
Accounts receivable	(1,844)	(10,866)	4,659
Prepaid expenses and other assets	(3,078)	(28,519)	(25,251)
Amounts due from related parties	(98)	(13)	(239)
Restricted cash	(3,298)	(3,122)	(12,905)
Accounts payable	(958)	4,291	(3,052)
Accrued expenses and other payables	6,794	26,342	47,162
Advances from customers	9,277	8,316	(2,048)
Deferred revenue	61,673	25,113	5,935
Income tax payable	5,237	1,443	(2,145)
Amounts due to related parties	5,292	(904)	5,308

Net cash generated from (used in) operating activities	2,458	(25,097)	(114,726)

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of US dollars (“$”))

	As of December 31,
	2014	2015	2016
	$	$	$
Cash flows from investing activities
Purchase of property and equipment	(19,345)	(25,838)	(16,977)
Purchase of intangible assets	(22,248)	(50,830)	(7,562)
Purchase of non-marketable equity and other investments	(9,658)	(30,932)	(16,140)
Purchase of available-for-sale investments	—	(21,151)	(3,796)
Loan to related parties	—	(813)	(8,524)
Repayment of related party loans	—	—	4,946
Loans to third parties	—	—	(885)
Proceeds from disposal of property and equipment	48	122	507
Sales of available-for-sale investments	—	—	16,867
Sales of non-marketable equity and other investments	—	—	1,633

Net cash used in investing activities	(51,203)	(129,442)	(29,931)

Cash flows from financing activities
Proceeds from bank borrowings	1,574	—	4,329
Repayment of bank borrowings	—	(1,520)	(2,492)
Repayment of loan to a related party	(10,000)	—	—
Proceeds from issuance of ordinary shares	118,555	185,044	3,210
Proceeds from issuance of Series B contingently redeemable convertible preference shares, net of issuance costs	—	—	194,575
Contribution by non-controlling interests	2,959	4,292	—

Net cash generated from financing activities	113,088	187,816	199,622

Effect of foreign exchange rate changes on cash and cash equivalents	(633)	(3,070)	(1,090)
Net increase in cash and cash equivalents	63,710	30,207	53,875
Cash and cash equivalents at beginning of the year	22,286	85,996	116,203

Cash and cash equivalents at end of the year	85,996	116,203	170,078

Supplement disclosures of cash flow information:
Income taxes paid	(8,618)	(13,152)	(13,033)
Interest paid	(181)	(32)	(23)
Interest received	217	545	741
Supplement disclosures of non-cash activities:
Purchase of property and equipment included in accrued expenses and other payables	1,758	1,429	579
Purchase of intangible assets included in accrued expenses and other payables	264	(264)	—
Purchase of property and equipment included in prepayments	(212)	(230)	(318)
Purchase of intangible assets included in prepayments	5,549	(7,133)	(1,542)
Payable for acquisition of non-controlling interests	—	—	8,780
Conversion of a convertible promissory note into ordinary shares	(10,000)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	Note	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ (deficit) equity	Non- controlling interests	Total Shareholders’ (deficit) equity
			$	$	$	$	$	$	$	$
Balance as of January 1, 2014		117,743,750	59	9,081	2,052	16	(90,360)	(79,152)	1,269	(77,883)
Comprehensive loss:
Net loss for the year		—	—	—	—	—	(88,383)	(88,383)	(2,496)	(90,879)
Foreign currency translation adjustments		—	—	—	2,910	—	—	2,910	11	2,921
Net change in unrealized gain on available-for-sale investments		—	—	—	1,016	—	—	1,016	—	1,016
Issuances of ordinary shares		26,272,160	13	118,212	—	—	—	118,225	—	118,225
Conversion of a convertible promissory note	11	5,555,550	3	9,997	—	—	—	10,000	—	10,000
Capital contributed by non-controlling interest		—	—	(153)	—	—	—	(153)	3,112	2,959
Exercise of share options	13	100,000	—	330	—	—	—	330	—	330
Share-based compensation		—	—	4,048	—	—	—	4,048	—	4,048

Balance as of December 31, 2014		149,671,460	75	141,515	5,978	16	(178,743)	(31,159)	1,896	(29,263)

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	Note	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ (deficit) equity	Non- controlling interests	Total Shareholders’ (deficit) equity
			$	$	$	$	$	$	$	$
Balance as of January 1, 2015		149,671,460	75	141,515	5,978	16	(178,743)	(31,159)	1,896	(29,263)
Comprehensive loss:
Net loss for the year		—	—	—	—	—	(103,366)	(103,366)	(3,970)	(107,336)
Foreign currency translation adjustments		—	—	—	3,960	—	—	3,960	(228)	3,732
Net change in unrealized loss on available-for-sale investments		—	—	—	(3,388)	—	—	(3,388)	—	(3,388)
Issuances of ordinary shares		16,681,500	8	180,152	—	—	—	180,160	—	180,160
Capital contributed by non-controlling interest		—	—	—	—	—	—	—	4,292	4,292
Acquisition of a subsidiary		—	—	—	—	—	—	—	53	53
Appropriation of statutory reserves		—	—	—	—	17	(17)	—	—	—
Exercise of share options	13	7,189,340	4	4,880	—	—	—	4,884	—	4,884
Restricted share awards issued		50,000	—	—	—	—	—	—	—	—
Share-based compensation		—	—	20,564	—	—	—	20,564	—	20,564

Balance as of December 31, 2015		173,592,300	87	347,111	6,550	33	(282,126)	71,655	2,043	73,698

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	Note	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ (deficit) equity	Non- controlling interests	Total Shareholders’ (deficit) equity
			$	$	$	$	$	$	$	$
Balance as of January 1, 2016		173,592,300	87	347,111	6,550	33	(282,126)	71,655	2,043	73,698
Comprehensive loss:
Net loss for the year		—	—	—	—	—	(222,867)	(222,867)	(2,088)	(224,955)
Foreign currency translation adjustments		—	—	—	(312)	—	—	(312)	65	(247)
Net change in unrealized gain on available-for-sale investments		—	—	—	2,349	—	—	2,349	—	2,349
Acquisition of non-controlling interest		—	—	(8,546)	—	—	—	(8,546)	—	(8,546)
Appropriation of statutory reserves		—	—	—	—	13	(13)	—	—	—
Exercise of share options	13	2,750,350	1	3,209	—	—	—	3,210	—	3,210
Restricted share awards issued		250,000	—	—	—	—	—	—	—	—
Share-based compensation		—	—	28,841	—	—	—	28,841	—	28,841

Balance as of December 31, 2016		176,592,650	88	370,615	8,587	46	(505,006)	(125,670)	20	(125,650)

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

1.	ORGANIZATION

Sea Limited (formerly known as Garena Interactive Holding Limited) (the “Company”) is a limited liability company incorporated in the Cayman Islands on May 8, 2009 and conducts its business primarily through its subsidiaries and variable interest entities in Greater Southeast Asia in markets including Singapore, Thailand, Taiwan, Vietnam, Indonesia, Malaysia and the Philippines. The Company is principally engaged in the digital entertainment, e-commerce and digital financial service businesses in Greater Southeast Asia.

(a)	As of December 31, 2016, significant subsidiaries of the Company and its consolidated variable interest entities (the “VIEs”) where the Company or its wholly-owned subsidiary, Shopee Limited, is the primary beneficiary include the following entities:

Entity	Date of Incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company<4	Principal activities
Subsidiaries held by the Company:

Garena Limited (formerly known as Gas Limited) (“Garena Cayman”)	March 4, 2015	Cayman Islands	100	Investment holding company

Shopee Limited (“Shopee Cayman”)	January 16, 2015	Cayman Islands	100	Investment holding company

Airpay Limited (“Airpay Cayman”)	March 27, 2015	Cayman Islands	100	Investment holding company

Beemo Holding Limited (“Beemo Cayman”)	March 22, 2013	Cayman Islands	100	Investment holding company

Garena Online Private Limited (“Garena Online”)	May 8, 2009	Singapore	100	Game operations and software development

Garena Ventures Private Limited (“Garena Ventures”)	February 23, 2015	Singapore	100	Investment holding company

PT. Garena Indonesia (“PT. Garena”)	December 6, 2012	Indonesia	100	Game operations

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

Entity	Date of Incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company<4	Principal activities
Variable interest entities held by the Company:

Garena (Taiwan) Co., Ltd. (“Garena Taiwan”)<1	March 8, 2010	Taiwan	—	Game operations

Vietnam Esports and Entertainment Joint Stock Company (formerly known as Hoa Binh Informatics Joint Stock Company) (“VEE”)<1	May 10, 2011	Vietnam	—	Game operations

Vietnam Esports Development Joint Stock Company (formerly known as Garena Vietnam Joint Stock Company) (“VED”)<3	June 9, 2009	Vietnam	—	Electronic payment services

Subsidiaries held by Garena Cayman:

Garena Online (Thailand) Co., Ltd. (formerly known as Playinter Co., Ltd.) (“Garena Online (Thailand)”)	August 18, 2011	Thailand	100	Game operations

Subsidiaries held by Shopee Cayman:

Shopee (Thailand) Co., Ltd. (“Shopee (Thailand)”)	February 2, 2015	Thailand	100	Online platform

PT. Shopee International Indonesia (“PT. Shopee”)	August 5, 2015	Indonesia	100	Online platform

Shopee Singapore Private Limited (“Shopee Singapore”)	February 5, 2015	Singapore	100	Online platform

Variable interest entities held by Shopee Cayman:

Shopee (Taiwan) Co., Ltd. (“Shopee Taiwan”)<2	March 4, 2015	Taiwan	—	Online platform

Shopee Company Limited (“Shopee Company”)<2	February 10, 2015	Vietnam	—	Online platform

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

Entity	Date of Incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company<4	Principal activities
Subsidiaries held by Airpay Cayman:

Airpay (Thailand) Co., Ltd. (formerly known as Beepay (Thailand) Co., Ltd.) (“Airpay (Thailand)”)	June 16, 2014	Thailand	100	Electronic payment services

Airpay Private Limited (“Airpay Singapore”)	February 27, 2014	Singapore	100	Electronic payment services

PT. Airpay International Indonesia (“PT. Airpay”)	November 15, 2015	Indonesia	100	Electronic payment services

Subsidiaries held by Beemo Cayman:

Beetalk Private Limited (formerly known as BT Mobile Private Limited) (“Beetalk”)	May 28, 2012	Singapore	100	Software development and operations

<1	Collectively, the “Digital Entertainment VIEs”
<2	Collectively, the “e-Commerce VIEs”
<3	the “Digital Financial Service VIE”
<4	Effective ownership in the case of Thailand entities

(b)	VIE structure

The Company operates in various markets in Greater Southeast Asia and its major subsidiaries operate in jurisdictions that have certain restrictions on foreign ownership of local companies. In Vietnam, foreign ownership in companies engaging in the online game business shall not exceed 49%, and foreign ownerships in companies engaging in e-commerce and e-payment businesses are restricted unless certain government approvals are obtained. In Taiwan, PRC individuals, juristic persons, organizations and other institutions and PRC invested companies from other jurisdictions (collectively “PRC investors”) are prohibited from investing in companies that operate business in statutory business categories including computer recreational activities, software publication, third party payment and general advertising services, that are not listed as permitted in the Positive Listings promulgated by Taiwan authorities, and prior approval from Taiwan authorities is required for their investment in the companies that operate business in statutory business categories listed as permitted in the Positive Listings. “PRC invested companies from other jurisdictions” refer to those entities incorporated outside of the PRC and Taiwan and invested by PRC individuals, juristic persons, organizations and other institutions that: (i) directly or indirectly hold more than 30% of the shares or capital of such entities, and/or (ii) have the ability to control such entities. For the purpose of the VIE structure disclosure only, the PRC does not include Taiwan, Hong Kong and Macau. To comply with these foreign ownership restrictions, the Company conducts its businesses in Vietnam and Taiwan through the VIEs using contractual agreements (the “VIE Agreements”).

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

The following is a summary of the key terms of the VIE Agreements that were signed amongst the Company or Shopee Cayman (and Garena Online, Shopee Singapore or Airpay Singapore in the case of the exclusive business cooperation agreements) and the respective shareholders of the Digital Entertainment VIEs, the e-Commerce VIEs and the Digital Financial Service VIE (collectively the “VIE Shareholders”):

Loan Agreements

In order to ensure that the VIE Shareholders are able to provide capital to each of these VIEs in order to develop its business, the Company or Shopee Cayman has entered into loan agreements with each VIE Shareholder.

Pursuant to the loan agreements, the Company or Shopee Cayman has granted loans to the VIE Shareholders that may only be used for the purpose of acquiring equity interests in or contributing to the registered capital of these VIEs. The loans may be repaid only by transferring all of the VIE Shareholders’ equity interests in the VIE to the Company or Shopee Cayman or their respective designee upon exercise of the option under the exclusive option agreement. The loan agreements also prohibit the VIE Shareholders from assigning or transferring to any third party, or from creating or causing any security interest to be created on, any part of their equity interests in these entities. In the event that the respective VIE Shareholders sell their equity interests to the Company or Shopee Cayman or their respective designee at a price which is equal to or lower than the principal amount of the loan, the loan will be interest-free. If the price is higher than the principal amount of the loans, the excess amount will be deemed to be interest on the loans payable by the VIE Shareholders to the Company or Shopee Cayman.

Exclusive Option Agreements

In order to ensure that the Company is able to acquire all of the equity interests in the VIEs at its discretion, the Company or Shopee Cayman has entered into exclusive option agreements with the respective VIE Shareholders. Each option is exercisable by the Company or Shopee Cayman at any time, provided that doing so is not prohibited by law. The exercise price under each option is the minimum amount required by law and any proceeds obtained by the respective VIE Shareholders through the transfer of their equity interests in these VIEs shall be used for the repayment of the loan provided in accordance with the loan agreements.

During the terms of the exclusive option agreements, the VIE Shareholders will not grant a similar right or transfer any of the equity interests in these VIEs to any party other than the Company or Shopee Cayman or their respective designee, nor will it pledge, create or permit any security interest or similar encumbrance to be created on any of the equity interests. The VIEs cannot declare any profit distributions or grant loans in any form without the prior consent of the Company or Shopee Cayman. The VIE Shareholders must remit in full any funds received from the VIEs to the Company or Shopee Cayman or their respective designee in the event any distributions are made by the VIEs.

The exclusive option agreements will remain in effect until the respective VIE Shareholder has transferred such shareholder’s equity interests in the VIEs to the Company or Shopee Cayman or their respective designee.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

Powers of Attorney

Pursuant to the powers of attorney, each VIE Shareholder has irrevocably appointed the Company or Shopee Cayman as their attorney-in-fact to act for all matters pertaining to such shareholding in these VIEs and to exercise all of their rights as shareholders, including but not limited to attending shareholders’ meetings and designating and appointing directors, supervisors, the chief executive officer and other senior management members of these entities, and selling, transferring, pledging or disposing the shares of these entities. The Company or Shopee Cayman may authorize or assign its rights to any other person or entity at its sole discretion without prior notice to or prior consent from the VIE Shareholders of these VIEs.

Each power of attorney remains in effect until the VIE Shareholder ceases to hold any equity interest in the relevant VIE.

Equity Interest Pledge Agreements

In order to secure the performance of the VIEs and the VIE Shareholders under the contractual arrangements, each of the VIE Shareholders of the VIEs has pledged all of their shares to the Company or Shopee Cayman. These pledges secure the contractual obligations and indebtedness of the VIE Shareholders, including all penalties, damages and expenses incurred by the Company or Shopee Cayman in connection with the contractual arrangements, and all other payments due and payable to Garena Online, Shopee Singapore or Airpay Singapore by the respective VIEs under the exclusive business cooperation agreements and by the VIE Shareholders under the loan agreements, exclusive option agreements, and powers of attorney. Should the VIEs or their respective VIE Shareholders breach or default under any of the contractual arrangements, the Company or Shopee Cayman has the right to require the transfer of the respective VIE Shareholders’ pledged equity interests in the VIEs to the Company or Shopee Cayman or their respective designee, to the extent permitted by laws, or require an auction or sale of the pledged equity interests and has priority in any proceeds from the auction or sale of such pledged interests. Moreover, the Company or Shopee Cayman has the right to collect any and all dividends in respect of the pledged equity interests during the term of the pledge.

Unless the respective VIEs have fully performed all of their obligations in accordance with the exclusive business cooperation agreements and the pledged equity interests have been fully transferred to the Company or Shopee Cayman or their respective designee in accordance with the exclusive option agreements and the loan agreements, the equity interest pledge agreements will continue to remain in effect.

Spousal Consent Letters

Under the spousal consent letters, each spouse of the married VIE Shareholders of the VIEs unconditionally and irrevocably agreed that the equity interest in the respective VIE held by and registered in the name of their spouse will be disposed of pursuant to the contractual arrangements. Each spouse agreed not to assert any rights over the equity interest in these VIEs held by their spouse. In addition, in the event that the spouses obtain any equity interest in these VIEs held by their spouse for any reason, they agreed to be bound by the contractual arrangements.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

Exclusive Business Cooperation Agreements

In order to ensure that the Company receive the economic benefits of the VIEs, the Company’s wholly-owned subsidiaries, Garena Online, Shopee Singapore or Airpay Singapore has entered into exclusive business cooperation agreements with these VIEs under which Garena Online, Shopee Singapore or Airpay Singapore has the exclusive right to provide or to designate any third party to provide, among other things, technical support, consulting services, intellectual property licenses and other services to these VIEs, and these VIEs agree to accept all services provided by Garena Online, Shopee Singapore or Airpay Singapore or their respective designee. Without Garena Online’s, Shopee Singapore’s or Airpay Singapore’s prior written consent, the VIEs are prohibited from directly or indirectly engaging any third party to provide the same or any similar services under these agreements or establishing similar cooperative relationships with any third party regarding the matters contemplated by these agreements. In addition, Garena Online, Shopee Singapore or Airpay Singapore shall have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of the exclusive business cooperation agreements.

The VIEs agree to pay a monthly fee to Garena Online, Shopee Singapore or Airpay Singapore at an amount determined at Garena Online’s, Shopee Singapore’s or Airpay Singapore’s sole discretion after taking into account factors including the nature of the contract or services, the title of and time consumed by its employees or third party service providers designated by Garena Online, Shopee Singapore or Airpay Singapore providing the services, the content and value of services provided and the market price of the similar type of contracts or services.

The exclusive business cooperation agreements will remain effective unless terminated in accordance with their provisions or terminated in writing by Garena Online, Shopee Singapore or Airpay Singapore. Unless otherwise required by applicable laws, these VIEs do not have any right to terminate the exclusive business cooperation agreements in any event.

The total fee billed for the years ended December 31, 2014, 2015 and 2016 were $26,942, $31,598 and $35,001, respectively.

Financial Support Confirmation Letters

In order to ensure that the VIEs have sufficient cash flow to fund their daily operations and/or to set off any losses incurred in such operations, the Company or Shopee Cayman has entered into financial support confirmation letters with each of these VIEs. Under the financial support confirmation letters, the Company or Shopee Cayman pledges to provide continuous financial support to these VIEs by itself or their respective designee and agreed to forego its right to seek repayment in the event these entities are unable to repay such financial support or the Company or Shopee Cayman becomes liable for the liabilities of these VIEs. These VIEs agree to accept such financial support and pledge to only use such support to develop their respective businesses. To the extent permitted by law, the financial support the Company or Shopee Cayman provides to these VIEs may take the form of loans, borrowings or guarantees.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company or Shopee Cayman and their respective VIEs, through the irrevocable power of attorney agreements, whereby the VIE Shareholders effectively assigned all of the voting rights underlying their equity interest in the respective VIEs to the Company or Shopee Cayman. Furthermore, pursuant to the loan agreements, exclusive option agreements and equity interest pledge agreements, the Company or Shopee Cayman obtained effective control over the respective VIEs, through the ability to exercise all the rights of the VIE Shareholders and therefore the power to govern the activities that most significantly impact the economic performance of the VIEs. The Company or Shopee Cayman demonstrates its ability and intention to continue to absorb substantially all the expected losses through the financial support confirmation letters. The Company or Shopee Cayman also demonstrates its ability to receive substantially all of the economic benefits of the VIEs via Garena Online, Shopee Singapore and AirPay Singapore through the exclusive business cooperation agreements. Thus, each of the Company or Shopee Cayman is the primary beneficiary of the respective VIEs and consolidates these VIEs and their subsidiaries under SEC Regulation SX-3A-02 and ASC 810-10, Consolidation: Overall.

In the opinion of the Company’s management and local counsels as to Taiwan and Vietnam laws,

•	the ownership structures of our material VIEs in Taiwan and Vietnam, currently in effect, do not and will not result in any violation of the laws or regulations currently in effect in Taiwan or Vietnam; and

•	the contractual arrangements among the Company, the VIEs and/or the VIE shareholders governed by the laws of Taiwan and Vietnam, currently in effect, are valid, binding and enforceable, and do not result in any violation of such laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future Taiwan and Vietnam laws and regulations. Accordingly, the Company cannot be assured that the Taiwan and Vietnam regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with the VIEs are found to be in violation of any existing or future Taiwan and Vietnam laws and regulations, the Company may be required to restructure its ownership structure and operations in Taiwan and Vietnam to comply with the changing and new Taiwan and Vietnam laws and regulations. To the extent that changes and new Taiwan and Vietnam laws and regulations prohibit the Company’s VIE arrangements from complying with the principles of consolidation, the Company would have to deconsolidate the financial position and results of operations of its VIEs. In the opinion of management, the likelihood of loss in respect of the Company’s current ownership structure or the contractual arrangements with the VIEs is remote based on current facts and circumstances.

(c)	VIE disclosures

The aggregate carrying amounts of the total assets and total liabilities of the VIEs as of December 31, 2016 were $171,490 and $354,862, respectively (2014: $124,457 and

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

$229,963 respectively; 2015: $153,061 and $280,206 respectively). There were no pledges or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the primary beneficiaries of the VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The VIEs hold certain assets, including data servers and related equipment for use in their operations. The VIEs do not own any facilities except for the rental of certain office premises and data centers from third parties under operating lease arrangements. They also hold certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires a sales and marketing as well as a research and development workforce for its daily operations and such costs are expensed when incurred. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented.

The following tables represent the financial information of the VIEs as of December 31, 2014, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 before eliminating the intercompany balances and transactions between the VIEs and other entities within the group:

	As of December 31,
	2014	2015	2016
	$	$	$
ASSETS:
Current assets:
Cash and cash equivalents	11,859	25,200	38,009
Restricted cash	2,437	2,992	6,648
Accounts receivable, net	12,740	18,886	12,341
Prepaid expenses and other assets	25,711	39,180	32,532
Inventories, net	878	2,648	2,742
Amount due from related parties	98	924	2,619
Amounts due from inter-companies(1)	15,010	1,035	11,797

Total current assets	68,733	90,865	106,688
Non-current assets:
Property and equipment, net	16,390	15,181	10,618
Intangible assets, net	1,575	1,928	875
Long-term investments	—	4,341	6,017
Prepaid expenses and other assets	14,386	14,384	19,569
Deferred tax assets	23,373	26,362	27,723

Total non-current assets	55,724	62,196	64,802

TOTAL ASSETS (2)	124,457	153,061	171,490

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

	As of December 31,
	2014	2015	2016
	$	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	3,694	3,835	4,557
Accrued expenses and other payables	17,488	39,334	47,311
Advances from customers	4,705	9,834	5,874
Amount due to related parties	4,335	3,963	5,122
Short-term bank borrowings	1,574	—	1,858
Deferred revenue	87,388	103,156	72,285
Income taxes payable	254	283	—
Amounts due to inter-companies(1)	32,617	37,425	101,961

Total current liabilities	152,055	197,830	238,968
Non-current liabilities:
Accrued expenses and other payables	—	32	240
Deferred revenue	77,637	81,991	115,251
Unrecognized tax benefits	271	353	403

Total non-current liabilities	77,908	82,376	115,894

Total liabilities	229,963	280,206	354,862

	For the Years Ended December 31,
	2014	2015	2016
	$	$	$
Revenue
—Third party customers	70,490	132,404	157,519
—Inter-companies	10,205	2,409	16,651
Net loss	(47,498)	(38,100)	(56,304)

	For the Years Ended December 31,
	2014	2015	2016
	$	$	$
Net cash used in operating activities	(3,356)	(12,331)	(40,459)
Net cash used in investing activities	(8,732)	(8,040)	(1,343)
Net cash generated from financing activities	9,487	34,392	55,478

(1)	Amounts due from or to inter-companies consist of inter-company receivables or payables to the other companies within the group arising from inter-company transactions, and funds advanced for working capital purpose.
(2)	These assets can be used only to settle the obligations of the respective VIEs.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs for which the Company or a subsidiary of the Company is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIEs are eliminated upon consolidation.

(c)	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, revenue recognition, estimating the useful lives and impairment assessment of long-lived assets and intangible assets, accounting for and impairment assessment of investments, determining the provision for accounts receivable, accounting for deferred income taxes, accounting for share-based compensation arrangements and accounting for the Company’s financial instruments where the Company is the issuer. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Foreign currency

The functional currency of the Company is the United States dollar (“$” or “USD”), whereas the functional currency of the Company’s subsidiaries and its VIEs are the respective local currencies as determined based on the criteria of ASC 830, Foreign Currency Matters. The Company uses the USD as its reporting currency. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations.

Assets and liabilities of the Company’s subsidiaries and its VIEs that has functional currencies other than USD are translated into USD at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the reporting period. The resulting translation adjustments are recorded in other comprehensive loss, a component of shareholders’ equity.

Exchange differences arising on monetary items that form part of the Company’s net investment in foreign operations are recognized initially in other comprehensive income and accumulated under accumulated other comprehensive loss in equity. The other comprehensive gain or loss arising from exchange differences is reclassified from equity to profit or loss of the Company on disposal of the foreign operation.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

(f)	Restricted cash

Restricted cash comprise deposits pledged with banks as security in relation to utilization of the banks’ payment gateway and corporate cards, performance guarantees, monies received held in escrow in connection with the Company’s e-commerce business and advances received from customers in connection with the Company’s digital financial services business that are restricted and not available for the Company’s use.

(g)	Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. An account receivable is written off after all collection effort has ceased.

(h)	Inventories

Inventories which comprise mainly of prepaid telecommunication cards sold through the Company’s digital financial service platform are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted at purchase cost on weighted average basis.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(i)	Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

—Computers	3 years
—Office equipment	3 years
—Furniture and fittings	3 years
—Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
—Motor vehicles	10 years

The useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

Repair and maintenance costs are charged to expense as incurred, whereas the costs of betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of operations.

Property and equipment that are purchased or constructed which require a period of time before the assets are ready for their intended use are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including installation costs. Construction-in-progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

(j)	Intangible assets

Intangible assets are carried at cost less accumulated amortization and any recorded impairment.

All costs that are incurred in connection with the planning and implementation phases of the development of software for internal use are expensed. Costs incurred in the development phase are capitalized and amortized over the estimated useful life. No costs were capitalized for any of the periods presented.

Costs incurred internally in researching and developing a software product to be sold, leased or marketed are charged to expense as research and development costs prior to technological feasibility being established for the product. Once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Technological feasibility is established upon completion of all the activities that are necessary to substantiate that the software product can be produced in accordance with its design specifications, including functions, features, and technical performance requirements. No costs were capitalized for any of periods presented.

Intangible assets with finite useful lives are amortized using the straight-line method over the estimated economic lives of the intangible assets as follows:

Licensing fee	Over the licensing period
IP right	6 years
Software	3 years

(k)	Investments

The Company’s investments consist of cost method investments, available-for-sale investments and equity method investments.

In accordance with ASC 325-20, Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The Company’s management regularly evaluates the impairment of its cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

In accordance with ASC 320, Investments—Debt and Equity Securities. The Company classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income for all categories of investments in securities are included in earnings. Any realized gains or losses, if any, on the sale of the

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings. Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss. Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities would be recognized in earnings when the decline in value is determined to be other-than-temporary.

Investments in equity investees represent investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control, are accounted for using the equity method of accounting in accordance with ASC 323-10, Investments—Equity Method and Joint Ventures: Overall. Under the equity method, the Company initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss into its consolidated statements of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheets. The Company evaluates its equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of operations when the decline in value is determined to be other-than-temporary.

The Company discontinues applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. When the Company has other investments in the investee that have liquidation preferences more senior than the ordinary shares and the equity-method investment in the ordinary shares is reduced to zero, the Company continues to report its share of equity losses in the consolidated statement of operations to the extent of and as an adjustment to the adjusted basis of the other investments in the same investee. The order in which the equity losses are applied to the other investments follows the seniority of the other investments in the same investee.

(l)	Impairment of long-lived assets

The Company evaluates its long-lived assets or asset groups, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a company of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets.

(m)	Fair value of financial instruments

The carrying amounts of financial assets and liabilities, such as cash equivalents, restricted cash, accounts receivable, other receivables within prepaid expenses and other current assets, accounts payable, short-term bank borrowings, balances with related parties and other payables, approximate their fair values because of the short maturity of these instruments. The carrying amounts of restricted cash (non-current) approximate its fair value since it bears interest rates which approximate market interest rates. Available-for-sale investments are initially recognized at cost and subsequently remeasured at the end of each reporting period with the change in fair value recognized in accumulated other comprehensive income (loss). The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of its available-for-sale investments that are recognized in the consolidated financial statements.

(n)	Revenue recognition

Consistent with the criteria under ASC 605, Revenue Recognition, the Company recognizes revenue from sales of these services when there is persuasive evidence an arrangement exists, services have been provided to the customer, the sales price is fixed or determinable and collection of the resulting customer’s receivable is reasonably assured.

(i)	Digital entertainment revenue

The Company licenses online games from game developers and distributes them through its PC and mobile based applications and certain app stores respectively.

The Company offers many ways for users to purchase in-game virtual items, including the AirPay platform, other online payment gateways, bank transfers, credit cards, mobile phone billing and prepaid cards, including its own prepaid cards, which are sold through agents. As the Company has a direct contractual arrangement with the paying users and has the right to determine the price to be paid by such users, the gross proceeds collected from these channels represent revenue to be recognized by the Company and the amounts retained by these channels based on a predetermined percentage represent cost of revenue to be recognized by the Company.

Proceeds from these sales are initially recognized as “Advances from customers” and are subsequently reclassified to “Deferred revenue” when the users make in-game purchases of the virtual currencies or virtual items within the games operated by the Company and such in-game purchases are no longer refundable.

For the licensed games, the Company records revenue inclusive of the royalties payable to game developers, which are based on revenue-sharing ratios, as it acts as the principal in these arrangements. The Company has determined that it is acting as the principal in offering services as it is the primary obligor in the arrangement and has latitude in establishing the selling price of the virtual items.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

Revenue is recognized when services are provided to the users. For purposes of determining when the service are provided to the users, the Company has determined that an implied obligation exists to the paying users to continue providing access to the purchased virtual items within the online games over an estimated delivery obligation period. Such delivery obligation period is determined in accordance with the estimated average lifespan of the virtual items sold. In cases where the Company does not have sufficient data to determine the estimated average lifespan of the virtual items, the delivery obligation period is determined based on the estimated average lifespan of the users or the estimated game licensing periods, depending upon the available data.

a)	Item-based revenue model

Virtual items have different lifespan patterns: time-based, consumable and durable. Time-based virtual items are items with a stated expiration time, for which revenue is recognized ratably over the period based on the time unit of the virtual items. Consumable virtual items are items that can be consumed by a specific user action and do not provide continuing benefit. Revenue attributable to consumable virtual items is recognized upon consumption. Durable virtual items are items that provide the user with continuing benefits over an extended period of time. Revenue attributable to durable virtual items is recognized ratably over their average lifespan, which are estimated based on the historical users’ usage pattern and playing behaviors for the virtual items. The Company assesses the estimated average lifespan of the durable virtual items on a quarterly basis.

When new durable virtual items are launched and only a limited period of historical data is available to estimate the durable virtual items’ average lifespan, the Company recognizes revenue from the sale of the new durable virtual items over the estimated game licensing periods. Once sufficient data is available, estimates are reassessed and changes are applied prospectively to prior transactions for which revenue was initially deferred and continues to be recognized in future periods.

b)	User-based revenue model

Where the Company does not have sufficient data to use the item-based revenue model, revenue of the virtual items is recognized ratably over the estimated paying user’s average lifespan. The Company tracks paying users’ activeness within each game that is using the user-based revenue model to estimate paying users’ average lifespan. Paying users are defined as inactive when they have reached a period of inactivity for which it is reasonable to believe that these users will not return to a specific game. The Company determines the inactive rate of these paying users and revises the estimated average paying users’ lifespan on a quarterly basis.

c)	Game-based revenue model

When a new game is launched and only a limited period of data is available for our analysis, or when the Company has limited data to estimate paying users’

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

and virtual items’ average lifespan, revenue is recognized ratably over the estimated game licensing periods.

Determining the estimated service period is subjective and requires management’s judgment. Future users’ usage patterns and playing behavior may differ from the historical usage patterns and playing behavior, on which the Company’s revenue recognition policy is based. The Company is committed to continually monitoring its actual operational statistics, users’ usage patterns and playing behavior of its online games and to comparing these actual statistics with its original estimates and to refining these estimates and assumptions when they materially differ from the actual statistics.

(ii)	Sale of goods

The Company sells certain goods and evaluates whether it is appropriate to record the gross amount of sales and related costs or the net amount earned as commissions. Generally, when the Company is primarily obligated in a transaction, has inventory risk, has latitude in establishing prices and / or selecting suppliers, or has several but not all of these indicators, revenue is recorded at the gross sale price. The Company generally records the net amount as commission earned if the Company is not primarily obligated, has no inventory risk and does not have latitude in establishing prices. Such amounts earned are determined using a fixed percentage of the gross sales price.

(iii)	Commission income from digital financial service

The Company earns commission from merchants and AirPay counters when transactions are completed and settled through its digital financial service platform. Such commission are generally determined as a percentage based on the value of the merchandise being sold by the merchants. Revenue related to commission is recognized in the consolidated statements of operations at the time when the underlying transaction is completed.

(o)	Cost of revenue

Cost of revenue consists primarily of depreciation of the Company’s long-lived assets, amortization of intangible assets, channel costs, royalty expenses, hosting charges, payroll related costs, bank transaction fees and the other overhead expenses.

(p)	Advertising expenditure

Advertising expenditure are expensed as incurred and are included in sales and marketing expenses.

(q)	Research and development expenses

Research and development expenses consist primarily of payroll and related personnel costs related to product development. Research and development expenses are expensed as incurred.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

(r)	Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Company did not enter into any leases whereby it is the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. The Company leases office space, apartments and equipment under operating lease agreements. Certain of the lease agreements contain rent holidays and escalating rent. Rent holidays and escalating rent are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease incentives.

(s)	Income taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company applies ASC 740, Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements.

The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “income tax” in the consolidated statements of operations.

(t)	Share-based compensation

Share options granted to employees are accounted for under ASC 718, Compensation—Stock Compensation, which requires that share-based awards granted to employees be measured based on the grant date fair value and recognized as compensation expense over the requisite service period (which is generally the vesting period) in the consolidated statements of operations. The Company has elected to recognize compensation expense using the straight-line method for all share options granted with service conditions that have a graded vesting schedule.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Forfeiture rate is

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

estimated based on historical and future expectation of optionee employee turnover rate and are adjusted to reflect future change in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. During the years ended December 31, 2014, 2015 and 2016, the Company estimated that the forfeiture rate for both the management and non-management employees of the Company was zero. The impact of true up during each of these years was not material.

The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of the share options using the Black-Scholes pricing model (Note 13).

(u)	Loss per share

In accordance with ASC 260, Earnings per Share, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s contingently redeemable convertible preference shares (Note 12) are participating securities. For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the participating securities do not have contractual rights and obligations to share in the losses of the Company. Partially paid shares are included in the computation of basic loss per share to the extent that these shares are entitled to dividends in proportion to the amount paid.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Company’s contingently redeemable convertible preference shares using the if-converted method and ordinary shares, including partially paid shares, issuable upon the exercise of the share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Pro forma basic and diluted loss per share are computed assuming the conversion of all preference shares outstanding.

(v)	Comprehensive loss

Comprehensive loss is defined as the decrease in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive loss of the Company includes foreign currency translation adjustments related to the Company’s overseas subsidiaries and change in fair value of available-for-sale investments.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

(w)	Segment reporting

The Company identifies a business as an operating segment if: i) it engages in business activities from which it may earn revenues and incur expenses; ii) its operating results are regularly reviewed by the Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance; and iii) it has available discrete financial information. The Company has determined that all of its three businesses are operating segments. The CODM reviews financial information at the operating segment level to allocate resources and to assess the operating results and financial performance for each operating segment.

The Company has three operating and reportable segments: digital entertainment, e-commerce and digital financial services. Accordingly, the financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC 280, Segment Reporting.

(x)	Employee benefits

(i)	Defined contribution plan

The Company participates in the national pension schemes as defined by the laws of the jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

(ii)	Employee leave entitlement

Employee entitlements to annual leave are recognized as a liability when they are accrued to the employees. The undiscounted liability for leave expected to be settled wholly before twelve months after the end of the reporting period is recognized for services rendered by employees up to the end of the reporting period.

(y)	Unaudited pro forma shareholders’ equity

If an initial public offering is completed, all of the Seed, Series A and Series B contingently redeemable convertible preference shares outstanding will automatically convert into ordinary shares of the Company. Unaudited pro forma shareholders’ equity as of December 31, 2016, as adjusted for the assumed conversion of the contingently redeemable convertible preference shares, is set forth on the consolidated balance sheets. Unaudited pro forma loss per share for year ended December 31, 2016, as adjusted, for the assumed conversion of the Seed, Series A and Series B contingently redeemable convertible preference shares as of January 1, 2016, is also set forth on the consolidated statements of operations (Note 18).

(z)	Recent accounting pronouncements

In May 2014, the Financial Accounting Standard Board (“FASB”) issued, Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

exiting revenue recognition guidance, including industry-specific guidance, in current U.S. GAAP.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1:	Identify the contract(s) with a customer.
Step 2:	Identify the performance obligations in the contract.
Step 3:	Determine the transaction price.
Step 4:	Allocate the transaction price to the performance obligations in the contract.
Step 5:	Recognize revenue when (or as) the entity satisfies a performance obligation.

In August 2015, FASB issued its final standard formally amending the effective date of the new revenue recognition guidance. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), that requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This ASU, which may be adopted either prospectively or retrospectively, is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted. Adoption of the ASU may result in changes in the Company’s presentation of deferred tax assets and liabilities on the Company’s financial position but will not affect the substantive content of the Company’s consolidated financial statements. The Company has early adopted this standard with effect from January 1, 2014.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10) (“ASU 2016-01”), which requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this ASU eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. An entity should

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

apply the amendments by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The amendments related to equity securities without readily determinable fair values (including disclosure requirements) should be applied prospectively to equity investments that exist as of the date of adoption of the ASU. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”), which requires lessees to recognize assets and liabilities related to lease arrangements longer than 12 months on the balance sheet. This standard also requires additional disclosures by lessees and contains targeted changes to accounting by lessors. The updated guidance is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-04, Liabilities—Extinguishment of Liabilities (Subtopic 405-20): Recognition of Breakage for Certain Prepaid Stored-Value Products, which provides a narrow scope exception to the derecognition guidance for recognition of breakage for certain prepaid stored-value products to require that breakage be accounted for consistent with the breakage guidance in Topic 606, Revenue from Contracts with Customers. The effective date of the amendments in this ASU should be aligned with the effective date of the amendments in Topic 606; that is, for public business entities, certain not-for-profit entities, and certain employee benefit plans for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Earlier application is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-06, Derivatives and Hedging (Topic 815), which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this ASU is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. For public business entities, the amendments in this ASU are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. An entity should apply the amendments in this ASU on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This ASU makes targeted amendments to the accounting for employee share-based payments including the accounting for income taxes, forfeitures, and statutory withholding requirements, as well as classification in the statement of cash flows. The guidance is

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. All entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU apply to all entities, including both business entities and not-for-profit entities that are required to present a statement of cash flows under Topic 230. This ASU addresses diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. For public business entities, the amendments in this ASU are effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. Topic 740, Income Taxes, prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. In addition, interpretations of this guidance have developed in practice for transfers of certain intangible and tangible assets. This prohibition on recognition is an exception to the principle of comprehensive recognition of current and deferred income taxes in GAAP. To more faithfully represent the economics of intra-entity asset transfers, the amendments in this ASU require that entities recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments in this ASU do not change GAAP for the pre-tax effects of an intra-entity asset transfer under Topic 810, Consolidation, or for an intra-entity transfer of inventory. For public business entities, the amendments in this ASU are effective for financial statements issued for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU do not provide a definition of restricted cash or restricted cash equivalents. This ASU is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for interim and annual periods beginning after December 15, 2017 and should be applied prospectively on or after the effective date. The Company has early adopted this ASU for the year ended December 31, 2014. The accounting effect is disclosed in Note 4.

3.	CONCENTRATION OF RISKS

(a)	Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, other receivables, available-for-sale investments, and amounts due from related parties. As of December 31, 2014, 2015 and 2016, substantially all of the Company’s cash and cash equivalents and restricted cash were held at major financial institutions in the respective locations of our region. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

(b)	Business, supplier, customer and economic risk

The Company participates in relatively dynamic and competitive industries that are heavily reliant on its operation excellence. The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, result of operations or cash flows:

(i)	Business risk—The Company derives substantially all of its net revenues from its digital entertainment operations for the three years ended December 31, 2014, 2015 and 2016. If competitors introduce new online games that compete with, or surpass the online games operated by the Company, the Company’s operating performance in its digital entertainment operations will be affected.

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(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

(ii)	Supplier risk—The Company’s digital entertainment operations are dependent upon online games licensed from game developers. The term of the game license agreements with the game developers typically range from three to seven years, which is renewable upon both parties’ consent. There is no assurance that the Company will be able to renew these game licenses. There is also no assurance that the Company will be able to source for new popular games. Even if new popular games were successfully sourced, there is no assurance that the Company will be able to enter into agreements with commercially acceptable terms. The top five games contributed 88.0%, 85.6% and 75.6% of digital entertainment revenue of the Company for the years ended December 31, 2014, 2015 and 2016, respectively.

(iii)	Customer risk—No individual customer accounted for more than 10% of net revenue for the three years ended December 31, 2014, 2015, 2016.

(iv)	Political, economic and social uncertainties—The Company’s businesses could be adversely affected by the varying political, economic and social uncertainties in the diverse markets that it operates in. In addition, there is no assurance that the Company is able to operate seamlessly across the borders as a single market.

(v)	Regulatory restrictions—Certain laws, rules and regulations currently prohibit foreign ownership of companies in markets like Vietnam and Taiwan, two of the Company’s most significant markets. As a result, the Company consolidates these digital entertainment entities through the use of VIE agreements.

(c)	Currency convertibility risk

A large majority of the Company’s revenue and expenses are denominated in Thai Baht, New Taiwan Dollar and Vietnamese Dong. If there are foreign currency requirements, the Company may need to convert a portion of its net revenues into other currencies to meet its foreign currency obligations, including, among others, payment of dividends declared. Currently, conversion of Thai Baht to another currency is subject to regulations promulgated by the Ministry of Finance and Bank of Thailand. In Taiwan, a single remittance by a company for an amount over $1 million or remittances by a company whose annual aggregate amount exceeds $50 million may not be processed without the approval of the Central Bank of the Republic of China (Taiwan). In Vietnam, exchanging Vietnamese Dong into foreign currency must be conducted at a licensed credit institution such as a licensed commercial bank. There is no assurance that the Company will be able to convert such local currencies into U.S. Dollars or other foreign currencies to pay dividends or for other purposes on a timely basis or at all.

(d)	Foreign currency risk

The Company operates in multiple jurisdictions, which exposes it to the effects of fluctuations in currency exchange rates. The Company earns revenue denominated in Thai Baht, New Taiwan Dollars, Vietnamese Dong, Indonesian Rupiah, Singapore Dollars, Malaysian Ringgit, Philippine Pesos and U.S. Dollars, among other currencies. Whereas it generally pays license fees to game developers in U.S. Dollars and incur expenses for employee compensation and other operating expenses in the local currencies in the jurisdictions in which it operates. Fluctuations in the exchange rates between the various

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(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

currencies that the Company uses could result in expenses being higher and revenue being lower than would be the case if exchange rates were stable.

4.	ASSET ACQUISITION

Intellectual property right

On February 28, 2014, the Company acquired an intellectual property right (“IP right”) over a game and certain other insignificant elements from a third party game developer in exchange for a total cash consideration of $20,000.

The Company early adopted ASU 2017-01, Business Combination—Clarifying the definition of a business, which clarified the definition of business. As the fair value of the IP right constitutes substantially all of the fair value of the gross assets acquired, the above set of assets does not fulfill the definition of a business. Thus, this transaction is accounted for as an asset acquisition. As of February 28, 2014, the fair value of net identifiable assets consist of the IP right of $20,000.

The sale and purchase agreement also provided for contingent considerations in the form of game earn-outs and development earn-outs to be paid to the seller based on certain specified percentages of revenue from the operation of the game or such other revenue from products developed using the IP right to be paid over a period of six and ten years, respectively. As the earn-outs do not meet the definition of a derivative, such earn-outs are included in the measurement of cost of the IP right as they become payable at the end of each period.

5.	INVESTMENTS

Short-term investments:

Available-for-sale

The Company’s short-term investments comprise of investments in convertible loans in an associated company. The amortised cost and carrying amount of this investment under fair value method was $14,553 and $10,428 as of December 31, 2015, respectively. Such investment was made during the year ended December 31, 2015 and disposed during the year ended December 31, 2016.

Long term investments:

The Company’s long-term investments comprise the following:

Cost method

The carrying amount of Company’s cost method investments was $6,737, $6,982 and $16,851 as of December 31, 2014, 2015 and 2016, respectively. An impairment loss of $Nil, $Nil and $1,000 had been recognized during the years ended December 31, 2014, 2015 and 2016, respectively.

Available-for-sale

The carrying amount of Company’s available-for-sale method investments was $2,611, $8,376 and $2,388 as of December 31, 2014, 2015 and 2016, respectively. The amortised costs of such

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(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

investments was $1,571, $8,169 and $6,616, respectively. An impairment loss of $Nil, $Nil and $4,226 had been recognized during the years ended December 31, 2014, 2015 and 2016, respectively.

Investment in equity investees

Set out below are movement of equity investments during the three years ended December 31, 2014, 2015 and 2016.

$
Balance at January 1, 2014	—
Additions	2,921
Share of results and other comprehensive income (loss)	(880)
Foreign currency translation adjustments	(55)

Balance at December 31, 2014	1,986

Additions	26,222
Share of results and other comprehensive income (loss)	(2,049)
Foreign currency translation adjustments	(107)

Balance at December 31, 2015	26,052

Additions	2,999
Share of results and other comprehensive income (loss)	(1,246)
Less: disposals and transfers	(1,522)
Foreign currency translation adjustments	(450)

Balance at December 31, 2016	25,833

The Company invested in the ordinary shares, preference shares and convertible notes of an investee. As the Company could exercise significant influence over the investee, it accounted for the ordinary shares under the equity method. Other investments in the same investee were accounted for as cost method investments or available-for-sale investments in accordance with ASC 320. In accordance with the equity method of accounting, the Company recognized its share of the cumulative losses and other comprehensive income (loss) of the investee totalling $924, $6,376 and $17,523 for the years ended December 31, 2014, 2015 and 2016, respectively, against the adjusted basis of the ordinary shares, preference shares and convertible notes, in the order of the respective investments’ liquidation preferences. In November 2016, the Company disposed all of its investments in the investee in exchange for a consideration of $18,500. The net unrealized fair value gain related to the available-for-sale investments and foreign currency translation adjustments of $13,787 and $762, respectively, were reclassified to investment gain in the consolidated statements of operations on the date of disposal.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowances for doubtful accounts consist of the following:

	December, 31
	2014	2015	2016
	$	$	$
Accounts receivable	32,721	39,814	35,269
Allowance for doubtful accounts	(1,110)	(186)	(195)

	31,611	39,628	35,074

As of December 31, 2014, 2015 and 2016, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	For the year ended December, 31
	2014	2015	2016
	$	$	$
Balance at the beginning of the year	968	1,110	186
Charged to expenses	287	159	172
Reversal	—	—	(58)
Write-off of accounts receivable	—	(1,063)	(103)
Exchange differences	(145)	(20)	(2)

Balance at the end of the year	1,110	186	195

Additions to the Company’s allowance for doubtful accounts were recorded within general and administrative expenses for each of the three years ended December 31, 2016.

7.	PREPAID EXPENSES AND OTHER ASSETS

	December, 31
	2014	2015	2016
	$	$	$
Current:
Deferred channel costs	23,241	26,328	16,693
Employee loans and advances	2,186	5,128	5,355
Other receivables	1,151	7,531	42,533
Prepaid cost of revenue, sales and marketing expense and others	3,584	8,758	7,183
Security deposits	2,305	553	908
Tax receivable	1,077	4,034	6,095
Others	477	126	676

	34,021	52,458	79,443

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

	December, 31
	2014	2015	2016
	$	$	$
Non-current:
Deferred channel costs	15,840	15,227	20,729
Other receivables	2,700	10,100	2,700
Prepaid licensing fees	3,556	9,770	4,250
Prepayment for purchase of property and equipment	292	522	840
Security deposits	3,074	3,621	3,775
Others	—	225	5

	25,462	39,465	32,299

8.	PROPERTY AND EQUIPMENT, NET

	December, 31
	2014	2015	2016
	$	$	$
Computers	32,251	44,585	54,108
Office equipment, furniture and fittings	2,275	3,909	5,507
Leasehold improvements	4,974	13,043	16,286
Motor vehicles	448	685	513
Construction-in-progress	1,692	—	—

	41,640	62,222	76,414
Less: accumulated depreciation	(17,998)	(29,346)	(45,291)

	23,642	32,876	31,123

Depreciation expenses recognized for each of the three years ended December 31, 2016 were $10,030, $15,109 and $17,956, respectively, and were included in the following captions:

	For the year ended December, 31
	2014	2015	2016
	$	$	$
Cost of revenue	7,832	9,884	11,347
Sales and marketing expenses	315	563	740
General and administrative expenses	1,790	4,510	5,598
Research and development expenses	93	152	271

	10,030	15,109	17,956

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

9.	INTANGIBLE ASSETS, NET

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	Licensing fee	IP right	Software	Total
	$	$	$	$
Intangible assets, net
January 1, 2014	10,287	—	1,187	11,474
Additions	6,080	21,466	515	28,061
Amortization expense	(4,771)	(2,964)	(619)	(8,354)
Write-off	(793)	—	—	(793)
Exchange differences	(348)	(646)	(27)	(1,021)

Intangible assets, net
January 1, 2015	10,455	17,856	1,056	29,367
Additions	41,306	1,347	780	43,433
Amortization expense	(9,888)	(3,551)	(713)	(14,152)
Impairment	(1,670)	—	—	(1,670)
Disposal	—	—	(9)	(9)
Write-off	(3,072)	—	(1)	(3,073)
Exchange differences	(1,895)	(1,078)	(66)	(3,039)

Intangible assets, net
January 1, 2016	35,236	14,574	1,047	50,857
Additions	4,774	954	292	6,020
Amortization expense	(17,191)	(3,715)	(692)	(21,598)
Impairment	(5,568)	—	—	(5,568)
Disposal	—	—	(38)	(38)
Write-off	—	—	(120)	(120)
Exchange differences	632	(226)	4	410

Intangible assets, net
December 31, 2016	17,883	11,587	493	29,963

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

	Licensing fee	IP right	Software	Total
	$	$	$	$
2017	11,017	3,659	331	15,007
2018	6,287	3,659	135	10,081
2019	579	3,659	27	4,265
2020	—	610	—	610
2021	—	—	—	—

	17,883	11,587	493	29,963

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

10.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables are as follows:

	December, 31
	2014	2015	2016
	$	$	$
Current:
Accrued cost of revenue and sales and marketing expenses	13,435	14,130	22,561
Accrued office-related operating expenses	745	2,654	3,853
Business and other taxes payables	2,197	4,351	2,985
Other payables	2,637	7,747	45,456
Payroll and welfare payable	8,273	9,885	13,941
Payable for acquisition of non-controlling interests	—	—	8,780
Payable for property and equipment	1,079	2,244	2,823
Others	1,350	1,136	1,687

	29,716	42,147	102,086

Non-current:
Other payables	1,276	9,346	2,519
Others	404	1,388	1,961

	1,680	10,734	4,480

11.	2013 CONVERTIBLE PROMISSORY NOTE

On March 18, 2013, the Company issued a convertible promissory note with a principal amount of $10,000 (the “Convertible Note”) to a holder of the Company’s preference shares at an interest rate of 5% per annum on the unpaid principal amount. The Convertible Note, together with the accrued but unpaid interest, was to mature on August 31, 2013.

The noteholder had the right, at its option, at any time on or prior to the date when the outstanding principal amount and accrued interest of the Convertible Note had been paid in full (the “Conversion Period”), to convert the outstanding principal amount of the Convertible Note into fully paid and non-assessable ordinary shares of the Company at a price per share equalled to the conversion price (“Conversion Option”), which was initially $1.80, subject to adjustments for share splits, share dividends and reclassification.

Notwithstanding the payment schedule stated in the agreement, the Convertible Note may be fully or partly prepaid after the First Anniversary Date, with such prepayment allocated to apply first to the then unpaid and accrued interest, and the remaining amount, if any, applied to the then outstanding principal amount (“Embedded Call Option”).

If an Event of Default as defined in the agreement were to occur, the outstanding obligation under the Convertible Note would be immediately due and payable (“Contingent Redemption Option”).

The initial carrying value of the Convertible Note is the consideration received from the Investor. The Company evaluated and determined if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features (“BCF”).

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

The Conversion Option of the Convertible Note did not qualify for derivative accounting as the underlying common shares which the Convertible Note could be converted into were not publicly traded nor could they be readily convertible into cash. The Contingent Redemption Option did not qualify for derivative accounting because it was clearly and closely related to the host instrument.

BCF exists when the conversion price of the convertible note is lower than the fair value of the ordinary share at the commitment date. When a BCF exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the Convertible Note as a contribution to additional paid-in capital. The resulting discount to the Convertible Note is then accreted to the redemption value using the effective interest method as an interest expense recorded in the consolidated statements of operations. The Company determined the estimated fair value of the ordinary share with the assistance from an independent third party valuation firm.

On March 18, 2013, the most favorable conversion price used to measure the BCF for the Convertible Note was the issuance price of $1.80. No BCF was recognized for the Convertible Note as the fair value per ordinary share at the commitment date was $1.20, which was less than the most favorable conversion price. The Convertible Note was converted into ordinary shares which were issued on January 11, 2014.

12.	PREFERENCE SHARES

On September 9, 2009, the Company issued 10,000,000 Seed contingently redeemable convertible preference shares (“Seed Preference Shares”) for a total gross cash consideration of $500.

On March 15, 2010 and September 15, 2010, the Company issued an aggregate of 62,500,000 Series A contingently redeemable convertible preference shares (“Series A Preference Shares”) for a total gross cash consideration of $10,000.

On March 30, 2016 and August 19, 2016, the Company issued an aggregate of 13,836,030 Series B contingently redeemable convertible preference shares (“Series B Preference Shares”) to the Series A Preference Shares investor and two new third party investors with a total gross cash consideration of $200,000.

The Seed, the Series A and the Series B contingently redeemable convertible preference shares are collectively known as Preference Shares.

The significant terms of the Preference Shares are summarized below.

Voting

The holder of each class of the Seed, the Series A and the Series B Preference Shares is entitled to voting rights equal to the ordinary shareholders on an as converted basis, and is entitled to vote on any matter subject to ordinary shareholder voting.

Dividends

In the event the Company has not consummated an initial public offering (“IPO”) by March 30, 2019, on the earliest (i) the closing of an IPO of the Company, (ii) the closing of a deemed

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

liquidation (as discussed below) or (iii) March 30, 2022 (the “Series B Dividend Payment Date”), to the extent that funds are legally available, each holder of the Series B Preference Shares shall be entitled to receive a fixed cash dividend of 0.75% per quarter of the Series B Preference Share Purchase Price per share (the “Conditional Series B Preference Dividend”) for each Series B Preference Share held by such holder outstanding at the Series B Dividend Payment Date, accruing without compounding from the first business day following March 30, 2019 to the Series B Dividend Payment Date, provided that the aggregate amount payable to the holders of Series B Preference Shares does not exceed an amount equal to the product of (a) 9% and (b) the aggregate purchase price for the total number of Series B Preference Shares outstanding on the Series B Dividend Payment Date. Upon any payment of the Conditional Series B Preference Dividend, the Conditional Series B Preference Dividend shall no longer accrue and holders of the Series B Preference Shares will not have any right to receive any additional dividend unless both the Conditional Series B Preference Dividend (if applicable) and the Series A Preference Dividend (as discussed below) have been paid in full.

After the Conditional Series B Preference Dividend (if applicable) has been paid in full, each holder of the Series A Preference Shares shall be entitled to receive a fixed non-cumulative dividend of 8% per annum of the Series A Preference Share Purchase Price per share (the “Series A Preference Dividend”) as and when declared to be distributable by the Directors.

After the Conditional Series B Preference Dividend (if applicable) and the Series A Preference Dividend have been paid in full, the Company may, to the extent funds are legally available, pay dividends (which shall not be cumulative) to the holders of ordinary shares, the Seed Preference Shares, the Series A Preference Shares and the Series B Preference Shares on an as-converted basis. If the amount of dividends available is not sufficient to pay these holders, the amounts paid will be shared among the holders ratably on a pari passu basis.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company (each a “Liquidation Event”), either voluntary or involuntary, or the occurrence of a Deemed Liquidation Event defined as (a) a merger, consolidation, acquisition, scheme of arrangement or similar transaction involving the Company with or into another entity outside of the group under circumstances that results in control of the Company; or (b) the sale, license or lease of all or substantially all of the Company’s or its subsidiaries’ assets; or (c) the sale or exclusive license of all or substantially all of the Company’s intellectual property, the holders of the Series B Preference Shares shall be entitled to receive the Series B liquidation preference amounts, prior to any distribution to the holders of the ordinary shares, the Seed and the Series A Preference Shares. After the distribution to holders of Series B liquidation preference amounts, the holders of the Series A Preference Shares shall be entitled to receive the Series A liquidation preference amounts, prior to any distribution to the holders of the ordinary shares and the Seed Preference Shares. After the distribution in full of the Series A and Series B liquidation preference amounts, the holders of the Seed Preference Shares shall be entitled to receive the Seed liquidation preference amounts, prior to any distribution to the holders of the ordinary shares. After payment to holders of the Preference Shares of the full amount of the respective liquidation preferences, the remaining assets and funds of the Company available for distribution to its members shall be distributed pro

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

rata to all holders of the ordinary shares and Series A Preference Shares (but not for holders of Series B Preference Shares or Seed Preference Shares) on an as-converted basis assuming full conversion into ordinary shares of all such Series A and Series B Preference Shares.

Conversion

Each holder of the Preference Shares has the right to convert any or all of their Preference Shares to voting ordinary shares at any time or upon the first of (A) closing of a Qualified Public Offering or (B) upon written consent of the holders of at least two-thirds of all the Series A and Series B Preference Shares then outstanding, in case of the conversion of Series A or Series B Preference Shares, or two-thirds of all the Seed Preference Shares then outstanding, in case of the conversion of Seed Preference Shares. The initial conversion price and conversion ratio is the stated issuance price of each class of the Preference Shares and one-for-one, respectively.

The above conversion prices are subject to adjustments in the event that the Company issues additional ordinary shares or additional deemed ordinary shares through options or convertible instruments for a consideration per share received by the Company less than the conversion price of the Series A Preference Shares in effect immediately prior to such issue. In such event, the Series A conversion price shall be reduced, concurrently with such issue, to prices as adjusted according to an agreed-upon formula.

Registration Rights

The Registrable Securities of the Company (as defined in the investors’ rights agreement), including the ordinary shares held by certain institutional investors and individual shareholders and ordinary shares issued or issuable upon conversion of Seed Preference Shares, Series A and Series B Preference Shares contain certain registration rights, including demand registration rights, piggyback registration rights and Form F-3 or Form S-3 registration rights. The Company is required to use its best effort to effect the registration if requested by the holders of such Registrable Securities.

Accounting for the Seed, the Series A and the Series B Preference Shares

The Preference Shares are initially classified as mezzanine equity as these Preference shares are contingently redeemable upon the occurrence of a conditional event (i.e. Deemed Liquidation Event). The initial carrying values of the Seed, the Series A and the Series B Preference Shares were based on the total consideration received at their respective issuance dates.

The Company concluded that the Preference Shares are not redeemable currently, and is not probable that the Preference Shares will become redeemable because the likelihood of a Liquidation Event is remote. Therefore, no adjustment will be made to the initial carrying amount of the Preference Shares until it is probable that they will become redeemable.

The holders of the Preference Shares have the ability to convert the instrument into the Company’s ordinary shares. The Company evaluated the embedded conversion option in these convertible preference shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

The conversion options and the contingent redemption options of the Preference Shares do not qualify for bifurcation accounting because the underlying ordinary shares are not publicly traded nor are they readily convertible into cash. There are no other embedded derivatives that are required to be bifurcated.

BCF exists when the conversion price of the preference share is lower than the fair value of the ordinary share at the commitment date. When a BCF exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the preference share as a contribution to additional paid-in capital. The resulting discount to the convertible redeemable preference share is then accreted to the redemption value using the effective interest method as a deemed dividend through accumulated deficits. The Company determined the estimated fair value of the ordinary share with the assistance from an independent third party valuation firm.

On September 9, 2009, the most favorable conversion price used to measure the beneficial conversion feature for the Seed Preference Shares was the issuance price of $0.05. No beneficial conversion feature was recognized for the Seed Preference Shares as the fair value per ordinary share at the commitment date was $0.05, which was equal to the most favorable conversion price.

On March 15, 2010 and September 15, 2010, the most favorable conversion price used to measure the beneficial conversion feature for the Series A Preference Shares was the issuance price of $0.16. No beneficial conversion feature was recognized for the Series A Preference Shares as the fair value per ordinary share at the commitment date was $0.14, which was less than the most favorable conversion price.

On March 30, 2016 and August 19, 2016, the most favorable conversion price used to measure the beneficial conversion feature for the Series B Preference Shares was the issuance price of $14.46. No beneficial conversion feature was recognized for the Series B Preference Shares as the fair value per ordinary share at the commitment dates was $12.11 and $12.52, respectively, which was less than the most favorable conversion price.

The carrying values of the Company’s Seed and Series A Preference Shares as of December 31, 2014, 2015 and 2016 are $500 and $10,000, respectively. The carrying value of the Company’s Series B Preference Shares as of December 31, 2016 is $194,575. As of December 31, 2016, no dividend was declared by the Company on the Seed, the Series A and the Series B Preference Shares.

13.	SHARE BASED COMPENSATION

In order to provide additional incentives to employees and to promote the success of the Company’s business, the Company adopted a share incentive plan in September 2009 (the “Plan”). Under the Plan, the Company may grant options or restricted share awards (“RSA”) to employees, directors and consultants of the Company of no more than 25,000,000 ordinary shares of the Company. The Plan was approved by the Board of Directors of the Company on September 30, 2009. The maximum aggregate number of ordinary shares to be issued under the Plan was subsequently amended to 45,000,000 and 50,000,000 as approved by the Board of Directors and shareholders of the Company on December 31, 2013 and December 26, 2014, respectively. The Plan is administered by an authorized administrator appointed by the Board of Directors set forth in the Plan (the “Plan Administrator”).

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

All share options and certain RSAs to be granted under the Plan have a contractual term of ten years and generally vest 25% from the stated vesting commencement date in the grantee’s option agreement and the remaining 75% will vest in 36 substantially equal monthly installments. The Company also granted 600,000 RSAs that are immediately vested in 2016. As of December 31, 2016, options to purchase 17,946,980 of ordinary shares were outstanding and options to purchase 2,139,580 ordinary shares were available for future grant under the Plan.

(a)	Option granted to employees

The following table summarizes the Company’s employee share option activity under the Plan:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		$	Years	$
Outstanding, January 1, 2014	5,416,250	0.27
Granted	15,040,000	2.12
Exercised	(100,000)	0.50
Forfeited	—	—

Outstanding, December 31, 2014	20,356,250	1.64

Vested and expected to vest at December 31, 2014	20,356,250	1.64

Exercisable as of December 31, 2014	3,295,630	0.20

Outstanding, January 1, 2015	20,356,250	1.64
Granted	7,600,000	4.57
Exercised	(7,189,340)	1.16
Forfeited	(85,830)	3.24

Outstanding, December 31, 2015	20,681,080	2.87

Vested and expected to vest at December 31, 2015	20,681,080	2.87

Exercisable as of December 31, 2015	4,041,070	1.46

Outstanding, January 1, 2016	20,681,080	2.87
Granted	245,000	10.80
Exercised	(2,750,350)	2.08
Forfeited	(228,750)	6.93

Outstanding, December 31, 2016	17,946,980	3.05	7.39	184,911

Vested and expected to vest at December 31, 2016	17,946,980	3.05

Exercisable as of December 31, 2016	9,280,320	2.62	7.15	99,586

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

The aggregate intrinsic value is calculated to be the difference between the exercise price of the underlying awards and the fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the estimated fair value of the Company’s ordinary shares.

The Company calculated the estimated fair value of the options on the respective grant dates using the Black-Scholes option pricing model with the following assumptions.

	Granted in 2014	Granted in 2015	Granted in 2016
Risk-free interest rates	1.87% ~ 2.36%	1.38% ~ 2.01%	1.18% ~ 1.76%
Expected term	5.5 ~ 7 years	5.5 ~ 7 years	5.5 ~ 7 years
Expected volatility	54.0% ~ 56.1%	40.4% ~ 53.7%	39.4% ~ 41.2%
Expected dividend yield	—	—	—
Fair value of share options	$1.00 ~ $7.54	$4.75 ~ $7.54	$4.54 ~ $5.31

The Black-Scholes option pricing model was applied in determining the estimated fair value of the share options granted to employees. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility and the expected term of the option for which employees are likely to exercise their share options. For expected volatilities, the Company has made reference to the historical price volatilities of ordinary shares of several comparable companies in the same industry as the Company. The risk-free rate for periods within the contractual life of the option is based on the USD swap curve at the time of grant. The Company has used the simplified method to determine the expected term due to insufficient historical exercise data to provide a reasonable basis to estimate expected term. The estimated fair value of the ordinary shares, at the option grant dates, was determined with assistance from an independent third party valuation firm. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The aggregate grant date fair value of the outstanding options was determined to be $75,556 as of December 31, 2016 and such amount shall be recognized as compensation expenses using the straight-line method for all employee share options granted. The weighted-average grant-date fair value of share options granted during the years of December 31, 2014, 2015 and 2016 were $1.88, $7.51 and $5.25, respectively. The total fair value of share options vested during the years ended December 31, 2014, 2015 and 2016 was $1,138, $10,615 and $34,243, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2014, 2015 and 2016 was $1,015, $69,841, and $31,012, respectively.

As of December 31, 2016, there were $40,963 total unrecognized share-based compensation cost, net of estimated forfeitures, related to unvested options which is expected to be recognized over a weighted-average period of 1.64 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

(b)	RSAs granted to employees

The following table summarizes the Company’s RSAs activity under the Plan:

	Number of RSAs	Weighted average grant date fair value	Weighted average remaining contractual life	Aggregate intrinsic value
		($)	(Years)	($)
Unvested, January 1, 2015	—	—	NA
Granted	50,000	10.85
Vested	—	—
Forfeited	—	—
Unvested, December 31, 2015 and January 1, 2016	50,000	10.85	9.62	544
Granted	880,000	12.69
Vested	(616,670)	12.40
Forfeited	—	—

Unvested, December 31, 2016	313,330	12.97	9.80	4,184

Share-based compensation cost for RSAs is measured based on the fair value of the Company’s ordinary shares on the date of grant, adjusted for discount due to lack of marketability which ranges between 13.2% and 23.9%. The estimated fair value of the ordinary shares, at the option grant dates, was determined with assistance from an independent third party valuation firm using the discounted cash flows method. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The aggregate grant date fair value of the unvested RSAs as of December 31, 2015 and 2016 was $542 and $4,064, respectively. These amounts are recognized as compensation expense using the straight-line method for the RSAs. The weighted-average grant-date fair value of RSAs granted during the years ended December 31, 2015 and 2016 was $10.85 and $12.69, respectively. The total fair value of RSAs vested during the years ended December 31, 2015 and 2016 was $Nil and $7,648, respectively.

As of December 31, 2016, there was $4,024 of unrecognized share-based compensation cost related to RSAs which is expected to be recognized over a weighted-average vesting period of 3.81 years. Total unrecognized compensation may be adjusted for future changes in estimated forfeitures.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

Total compensation expense relating to share options and RSAs granted to employees after deducting forfeitures recognized for the years ended December 31, 2014, 2015 and 2016 is as follows:

	For the year ended December 31,
	2014	2015	2016
	$	$	$
Share options:
Cost of revenue	5	867	730
Sales and marketing expenses	11	236	197
General and administrative expenses	3,887	18,679	19,507
Research and development expenses	145	737	764

	4,048	20,519	21,198

RSAs:
Cost of revenue	—	45	136
Sales and marketing expenses	—	—	—
General and administrative expenses	—	—	7,507
Research and development expenses	—	—	—

	—	45	7,643

Cash received for the exercise in the respective years	50	5,163	3,210

14.	ORDINARY SHARES

Authorized share capital

Subject to the investors’ right agreement entered into between its shareholders and the Company, the ordinary shares of the Company may be allotted and issued from time to time in one or more series, as determined by the board of directors of the Company (the “Board”). The ordinary shares may be designated by the Board as non-voting ordinary shares or voting ordinary shares prior to their allotment and issuance, provided always that any ordinary shares which are classified and held by the Company as treasury shares may be re-designated by the Board at any time prior to such treasury shares being transferred to any person. All ordinary shares not specifically designated by the Board as non-voting ordinary shares shall be deemed to be specifically designated as voting ordinary shares.

Holders of voting and non-voting ordinary shares are entitled to the same rights except for voting right. The holder of each voting ordinary share shall have the right to one vote, and shall be entitled to notice of any shareholders’ meeting in accordance with the Article and Association of the Company (the “Articles”) and shall be entitled to vote upon such matters and in such manner as may be provided in the Articles. The holder of each non-voting ordinary share shall not have right to vote, and shall not be entitled to notice of any shareholders’ meeting in accordance with the Articles.

On April 8, 2017, the Company completed a ten-for-one forward split of all of its ordinary and preference shares of the Company. All share and per share amounts presented in the consolidated financial statements have been retrospectively adjusted to reflect the share split.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

Paid-up capital

As of December 31, 2014, 2015 and 2016, 10,193,750, 9,733,329 and 8,748,874 ordinary shares issued under the Plan to certain employees and Key Management had not been paid up amounting to $694, $4,183 and $6,683, respectively. The above unpaid share issuances were presented as an offset against additional paid-up capital of the Company.

Among these, 2,000,000, 4,733,329 and 3,748,874 shares which amounted to $100, $3,933 and $6,433, respectively, were satisfied by promissory notes and are repayable on demand and are deemed as fully paid up under the Cayman laws. The holders of these ordinary shares other than those satisfied by promissory notes are not entitled to any dividends or distributions declared by the Company until monies for such share subscription are received by the Company. The effect of such has been taken into consideration in the calculation of loss per share of the Company as disclosed in Note 18.

15.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The changes in accumulated other comprehensive income (loss) by component, net of tax of nil, are as follows:

	Unrealized fair value gain (loss) on available- for-sale investments	Foreign currency translation	Total
	$	$	$
Balance as of January 1, 2014	23	2,029	2,052
Current year other comprehensive income	1,016	2,910	3,926

Balance as of December 31, 2014	1,039	4,939	5,978
Current year other comprehensive (loss) income	(3,388)	3,960	572

Balance as of December 31, 2015	(2,349)	8,899	6,550
Current year other comprehensive income	16,136	450	16,586
Reclassification adjustments for net gain and translation adjustments realized in net income	(13,787)	(762)	(14,549)

Balance as of December 31, 2016	—	8,587	8,587

16.	RESTRICTED NET ASSETS

Certain of the Company’s subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company in accordance with the local laws and regulations.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

As of December 31, 2016, the Company’s restricted net assets primarily consist of the net assets of its VIEs (note 1(c)). In addition, certain jurisdictions where the Company has subsidiaries or VIEs require those subsidiaries or VIEs to establish and fund statutory reserves, details of which are listed below:

Statutory reserve

The movement of statutory reserve during the three years ended December 31, are as follows:

	December 31,
	2014	2015	2016
	$	$	$
At the beginning of the financial year	16	16	33
Transferred from retained earnings	—	17	13

At the end of the financial year	16	33	46

Taiwan

The subsidiary in Taiwan is required to set aside 10% of its profit after tax to legal reserve in accordance with Taiwanese regulations until the legal reserve amount equals to its total paid-up capital. In the event that the subsidiary incurred no loss, the portion of legal reserve exceeding 25% of the paid-up capital can be used for distribution to shareholders in the form of new shares or cash. As of December 31, 2014, 2015 and 2016, the subsidiary in Taiwan has apportioned $16, $33 and $33, respectively, in its statutory reserve account.

Thailand

The Thailand regulations requires that a private limited liability company shall allocate not less than 5% of its retained earnings to a legal reserve, until this account reaches an amount not less than 10% of the registered authorized capital. The legal reserve is not available for dividend distribution. As of December 31, 2014, 2015 and 2016, the subsidiary in Thailand has apportioned $Nil, $Nil and $13, respectively, in its statutory reserve account.

The PRC

The PRC subsidiaries of the Company are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. As of December 31, 2014, 2015 and 2016, the Company’s PRC subsidiaries are in accumulated losses position and has not appropriated any funds into the statutory reserve account.

17.	TAXATION

Enterprise income tax

Cayman Islands

The Company is a company incorporated in the Cayman Islands and conducts its primary business operations through its subsidiaries and its consolidated VIEs. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

Singapore

Subsidiaries incorporated in Singapore are subject to the Singapore Corporate Tax of 17% for the years ended December 31, 2014, 2015 and 2016. Garena Online was granted a five-year Development and Expansion Incentive (“DEI”) by the Singapore Economic Development Board (the “EDB”) commencing from January 1, 2012, which grants a preferential tax rate of 10% on qualifying income, subject to certain terms and conditions imposed by the EDB. Upon the expiry of the DEI in 2016, Garena Online was awarded an extension of additional 5-year DEI starting from January 1, 2017, subject to the terms and conditions therein.

Others

Subsidiaries incorporated in other jurisdictions are subject to the respective statutory corporate income tax rates of the jurisdictions where they are resident.

Domestic statutory corporate income tax rate in Malaysia and Vietnam was reduced from 25% to 24% and from 22% to 20%, respectively, with effect from the year of assessment 2016.

Income tax expense comprises:

	For the year ended December 31,
	2014	2015	2016
	$	$	$
Current income tax	5,101	2,017	2,376
Deferred tax	(11,704)	(2,406)	(2,281)
Withholding tax expense	9,124	12,119	8,451

	2,521	11,730	8,546

The reconciliation of tax computed by applying the tax rate of 17% which is also the statutory corporate income tax rate for its Singapore’s corporate office for the years ended December 31, 2014, 2015 and 2016 is as follows:

	For the year ended December 31,
	2014	2015	2016
	$	$	$
Loss before income tax and share of results of equity investees	(87,478)	(87,458)	(196,886)
Tax expense computed at tax rate of 17%	(14,871)	(14,868)	(33,471)
Changes in valuation allowance	12,589	14,444	38,025
Non-deductible expenses	1,250	1,385	1,699
Preferential tax rate	(3,165)	(1,279)	(439)
Withholding tax expense	9,124	12,119	8,451
Foreign earnings at different tax rates	(3,192)	(399)	(4,284)
Others	786	328	(1,435)

	2,521	11,730	8,546

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

Deferred tax

The significant components of deferred taxes are as follows:

	December 31,
	2014	2015	2016
	$	$	$
Deferred tax assets:
Property and equipment	233	318	294
Advances from customers	1,228	1,362	764
Deferred revenue	45,675	46,389	47,687
Unutilized tax losses and unused capital allowances	10,386	24,187	59,074
Others	689	840	1,676
Valuation allowance	(17,017)	(29,854)	(65,752)

Total deferred tax assets	41,194	43,242	43,743

Property and equipment	(302)	(602)	(494)
Intangible assets	(1,207)	(2,156)	(1,086)
Deferred channel costs	(7,821)	(7,689)	(6,526)
Others	(23)	(89)	(342)

Total deferred tax liabilities	(9,353)	(10,536)	(8,448)

Net deferred tax assets	31,841	32,706	35,295

The use of these tax losses and capital allowances is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislation of the jurisdiction in which the entity operates. These tax losses have no expiry date except tax losses approximating to $15,014, $64,366 and $186,587 as of December 31, 2014, 2015 and 2016, respectively, which will expire from 2017 to 2026.

The utilization of deferred tax assets recognized by the Group is dependent upon future taxable income in excess of income arising from the reversal of existing taxable temporary differences.

As of December 31, 2016, the Company intends to permanently reinvest the undistributed earnings from its foreign subsidiaries to fund future operations.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

18.	LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented is calculated as follows:

	For the year ended December, 31
	2014	2015	2016
	$	$	$
Numerator:
Net loss attributable to ordinary shareholders	(88,383)	(103,366)	(222,867)
Denominator:
Weighted-average number of shares outstanding—basic and diluted	131,744,413	164,625,286	171,127,788
Basic and diluted loss per share:	(0.67)	(0.63)	(1.30)

The potentially dilutive securities such as share based payments and preference shares were not included in the calculation of dilutive loss per share because of their anti-dilutive effect.

The Company issued the Seed, the Series A and the Series B contingently redeemable convertible preference shares (Note 12) that will convert automatically into ordinary shares upon completion of a qualified IPO. Assuming the conversion had occurred “on a hypothetical basis” on January 1, 2016, the pro forma basic and diluted net loss per share for the year ended December 31, 2016 is calculated as follows:

For the year ended December, 31 2016
(unaudited)
Numerator:
Net loss attributable to ordinary shareholders	(222,867)
Denominator:
Weighted-average number of shares outstanding	171,127,788
Conversion of Preference Shares into ordinary shares	86,336,030

Denominator for pro forma basic and diluted net loss per share	257,463,818

Pro forma basic and diluted loss per ordinary share (unaudited):	(0.87)

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

19.	RELATED PARTY TRANSACTIONS

(a)	Related parties*

Name of related parties		Relationship with the Company
i)	Tencent Limited (“Tencent”)	A shareholder of the Company

ii)	Riot Games, Inc	An affiliate company of Tencent

iii)	Tencent Technology (Shenzhen) Company Limited	An affiliate company of Tencent

iv)	Shenzhen Tencent Computer System Company Limited	An affiliate company of Tencent

v)	Tencent Asset Management Limited (“Tencent Asset”)	An affiliate company of Tencent

vi)	Tencent Cloud Computing (Beijing) Company Limited	An affiliate company of Tencent

vii)	Vietnam Payment Solutions JSC (“VN Pay”)	An associated company

viii)	Shanghai Zhuopai Information Technology Co., Ltd. (“Zhuopai”)**	An associated company

ix)	Redmart Limited (“Redmart”)**	An associated company

x)	Shanghai Wuju Information Technology Co., Ltd. (“Wuju”)	An associated company

xi)	Beijing Duodian Online Technology Co., Ltd. (“Duodian”)	An associated company

xii)	Directors and the key management	Key Management

*	These are the related parties that have engaged in significant transactions with the Company for the years ended December 31, 2014, 2015 and 2016.

**	These companies ceased to be related parties to the Company in 2016.

(i), (ii), (iii), (iv), (v) and (vi) collectively known as “Tencent group of companies”.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

(b)	The Company had the following related party transactions for the years ended December 31, 2014, 2015 and 2016:

	2014	2015	2016
	$	$	$
Royalty fee and license fee paid to:
—Tencent group of companies	25,092	33,166	36,469
License fee received from:
—Tencent group of companies	—	—	2,000
Rack rental income from:
—Tencent group of companies	—	—	1,338
Purchase of merchandise goods from:
—VN Pay	—	1,189	5,736
Sales of products to:
—VN Pay	—	1,487	390
Services provided by:
—VN Pay	—	193	181
—Tencent group of companies	307	133	43
Investment in convertible loans in:
—Redmart	—	14,553	3,778
Loans provided to:
—Redmart	—	—	4,458
—VN Pay	—	—	1,794
—Zhuopai	—	802	1,000
—Duodian	—	—	752
—Wuju	—	11	520
Repayment of loan to:
—Tencent Asset	10,000	—	—
Repayment of loans from:
—Duodian	—	—	750
Interest income received from:
—Redmart	—	—	109
Interest expense paid to:
—Tencent Asset	149	—	—
Promissory notes extended to:
—Key management	—	2,847	4,044
Repayment of promissory notes from:
—Key management	—	—	581

In March 2017, the Company extended additional promissory notes of $9,768 to Key Management for the subscription of 3,897,850 ordinary shares in the Company.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

(c)	The Company had the following related party balances for the years ended December 31, 2014, 2015 and 2016:

	December 31,
	2014	2015	2016
	$	$	$
Amounts due from related parties:
Current:
—VN Pay	—	69	2,111
—Wuju	—	11	505
—Tencent group of companies	98	77	119
—Zhuopai	—	767	—

	98	924	2,735

Amounts due to related parties:
Current:
—Tencent group of companies	5,292	4,387	9,656
—VN Pay	—	1	40

	5,292	4,388	9,696

20.	SHORT-TERM BANK BORROWING

	December 31,
	2014	2015	2016
	$	$	$
Loan from a local bank	1,574	—	1,858

The loan from a local bank is unsecured and bears the following interest rate and repayment term:

	2014	2015	2016
Interest rate (%) per annum	2.00	—	TAIBOR+1.07
Repayment date	June 2015	—	February 2017

21.	SEGMENT REPORTING

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operating Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating financial performance of each segment.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

Description of Reportable Segments

Digital entertainment - Garena digital entertainment platform (“Garena”) offers users easy access to highly engaging, localized and exclusive content online. High quality games are curated from leading international game developers, which are subsequently localized to best suit the users’ preferences in each market. Access to game-related content are also offered through game forums, group voice chat, live streaming and other user socializing functions on the Garena mobile app and desktop application. Garena is also the leading catalyst of the growth of eSports operations and organizes eSports competitions and professional leagues for its users.

E-commerce – Shopee e-commerce platform (“Shopee”) operates a third-party marketplace through the Shopee mobile app and websites that connects buyers and sellers. Shopee provides its users a safe and trusted experience through its escrow services, Shopee Guarantee, that is supported by integrated payment and third-party logistics capabilities.

Digital financial services – AirPay digital financial services platform (“AirPay”) provides a variety of financial services to individuals and businesses, including e-wallet and payment services through the AirPay mobile app and AirPay counter applications on mobile phones or computers. AirPay also provides payment processing services for Shopee and acts as a payment processing platform for Garena’s prepaid cards.

A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “All others”.

Information about segments during the periods presented were as follows:

	For the Year Ended December 31,
	2014	2015	2016
	$	$	$
Revenue
Digital entertainment	155,075	281,963	327,985
Digital financial services	181	9,003	19,721
All others	5,500	8,318	11,832
Inter segment	—	(7,160)	(13,868)

Consolidated revenue	160,756	292,124	345,670

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

Revenues from external customers are classified based on the geographical locations where the services were provided.

	For the Year Ended December 31,
	2014	2015	2016
	$	$	$
Revenue
Indonesia	607	9,601	23,023
Taiwan	47,892	101,731	109,652
Thailand	64,761	105,607	119,969
Vietnam	17,589	45,809	61,354
Rest of the world	29,907	29,376	31,672

Consolidated revenue	160,756	292,124	345,670

Long-lived assets mainly consist of property and equipment and intangible assets.

	As at December 31,
	2014	2015	2016
	$	$	$
Long-lived assets
Indonesia	1,810	18,963	12,566
Singapore	28,064	42,807	29,546
Taiwan	8,244	9,050	6,261
Thailand	4,882	4,226	6,240
Vietnam	6,235	4,965	2,901
Rest of the world	3,774	3,722	3,572

	53,009	83,733	61,086

No single customer accounted for 10 percent or more of the Company’s total revenue for the years ended December 31, 2014, 2015 and 2016.

22.	FAIR VALUE MEASUREMENTS

The Company applies ASC topic 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the Company measures cash equivalents and available-for-sale investments at fair value. Cash equivalents are classified within Level 1 or Level 2 because they are valued using a quoted market prices or alternative pricing sources and model utilizing market direct or indirect observable inputs, such as the risk-free interest rate.

As of December 31, 2014, 2015 and 2016, Level 3 assets and liabilities of the Company included investments in preference shares of investees. As of December 31, 2015, Level 3 assets and liabilities also included investment in convertible notes of investees. The Company determined the fair values of such securities with the assistance from an independent third party valuation firm.

In order to determine the equity value of the investees, the Company used a combination of an Income approach and a Market approach. Under the Income approach, revenue and net profit targets were calculated based on the Discounted Cash Flow model. Under the Market approach, the Company used comparable market multiples that were subject to adjustments for lack of marketability and liquidity. Fair values of the convertible notes and preference shares were determined using a probability weighted approach that takes into consideration payoffs in different possible scenarios including equity financing, trade sale and redemption. Under the equity financing and trade sale scenarios, equity value is allocated across different classes of securities using the Option Pricing Model. Fair value of securities under redemption scenario is the discounted value based on redemption terms and management’s expected redemption date.

These methods require the Company to make complex and subjective judgments regarding the financial and operating results, unique business risks, expected timing and size of equity financing, trade sales and redemption, volatility rates as well as the discount rates that are applied to the forecasts.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at December 31, 2014
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2014
	$	$	$	$
Cash equivalents	413	—	—	413
Available-for-sale investments—non-current	—	—	2,611	2,611

	413	—	2,611	3,024

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

	Fair value measurement at December 31, 2015
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2015
	$	$	$	$
Cash equivalents	7,423	—	—	7,423
Available-for-sale investments—non-current	—	—	8,376	8,376
Available-for-sale investments—current	—	—	10,428	10,428

	7,423	—	18,804	26,227

	Fair value measurement at December 31, 2016
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2016
	$	$	$	$
Cash equivalents	2,675	—	—	2,675
Available-for-sale investments—non-current	—	—	2,388	2,388

	2,675	—	2,388	5,063

Level 3 instruments measured at fair value on a recurring basis
$
Balance at January 1, 2014	1,595
Unrealized fair value gain included in other comprehensive income	1,016

Balance at December 31, 2014	2,611

Investment during 2015	21,151
Unrealized fair value loss included in other comprehensive income	(3,388)
Cost adjustment included in share of results of equity investees	(1,572)
Exchange differences	2

Balance at December 31, 2015	18,804

Investment during 2016	3,796
Cost adjustment included in share of results of equity investees	(16,006)
Unrealized fair value gain included in other comprehensive income	16,136
Impairment loss included in investment gain, net	(4,226)
Disposal during 2016	(16,866)
Exchange differences	750

Balance at December 31, 2016	2,388

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

The Company’s valuation techniques used to measure the fair value were derived from management’s assumptions of estimations. Changes in the fair value of the available-for-sale investment will be recorded in other comprehensive income.

23.	COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Company has commitments to purchase property and equipment of $485, $1,602 and $217, committed licensing fee payable for the licensing of game titles of $6,350, $11,050 and $11,000 and commitment to invest in certain companies of $1,250, $12,000 and $600 as of December 31, 2014, 2015 and 2016, respectively.

Minimum guarantee commitments

The Company has commitments to pay minimum guarantee of royalty fee to game developers for certain online games it licensed from those game developers. As of December 31, 2014, 2015 and 2016, the minimum guarantee commitment amounted to $28,477, $42,707 and $82,810, respectively, for its launched games and licensed but not yet launched games.

Operating lease commitments

The Company has entered into commercial leases for the use of offices, apartments and equipment as lessee. These leases have an average tenure of one to six years. These leases have varying terms, escalation clauses and renewal rights. For the years ended December 31, 2014, 2015 and 2016, total rental expenses for all operating leases amounted to $5,936, $10,936 and $12,366, respectively.

Future minimum lease payments payable under operating leases as at December 31 are as follows:-

	2014	2015	2016
	$	$	$
No later than 1 year	9,326	11,322	12,549
Later than 1 year but no later than 5 years	27,155	29,992	25,614
More than 5 years	5,710	1,773	—

	42,191	43,087	38,163

24.	SUBSEQUENT EVENTS

(i)	Share Repurchase Plan

Pursuant to the Board of Directors’ resolutions on March 20, 2017, the Company is authorized to repurchase up to $50,000 of the Company’s ordinary shares acquired upon the exercise or vesting of incentive awards at prices to be determined by the ESOP Committee but not to exceed the fair market value of such ordinary shares as determined by the ESOP Committee in good faith with reference to, among other things, recent arms-length transactions in the ordinary shares of the Company and taking into account such other factors as the ESOP Committee deem

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

relevant. The Company’s Chairman and Group Chief Executive Officer is the sole member of the ESOP Committee. The repurchased shares will be held as treasury shares.

(ii) 2017 Convertible Notes

Subsequent to year end through April 24, 2017, the Company issued convertible promissory notes with an aggregate principal amount of $350,000 and $100,000 (the “2017 Convertible Notes”) to various new third party investors and an existing shareholder, respectively, at an interest rate of 5% per annum based on the unpaid principal amount, compounded annually, subject to the terms and conditions therein.

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

25.	PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

Condensed balance sheets

	As of December 31,
	2014	2015	2016
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	47,375	21,564	67,910
Prepaid expenses and other assets	8,079	6,864	27,889
Short-term investments	—	10,428	—
Amounts due from related parties	59,787	221,743	371,913

Total current assets	115,241	260,599	467,712
Non-current assets
Prepaid expenses and other assets	2,701	10,101	2,700
Long-term investments	10,090	5,802	101
Amounts due from related parties	1,381	11,300	11,839

	14,172	27,203	14,640

Total assets	129,413	287,802	482,352

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other payables	78	217	39
Amounts due to related parties	4,406	4,378	104

Total current liabilities	4,484	4,595	143

Non-current liabilities
Loss in excess of investments	145,588	201,052	402,804

Total non-current liabilities	145,588	201,052	402,804

Total liabilities	150,072	205,647	402,947

Mezzanine equity
Seed contingently redeemable convertible preference shares (Par value of US$0.0005 per share; Authorized: 10,000,000 shares as of December 31, 2014, 2015 and 2016; Issued and outstanding: 10,000,000 shares as of December 31, 2014, 2015 and 2016; As of December 31, 2016, aggregate liquidation preference: $500 (2014 and 2015: $500 and $500, respectively)	500	500	500
Series A contingently redeemable convertible preference shares (Par value of US$0.0005 per share; Authorized: 62,500,000 shares as of December 31, 2014, 2015 and 2016; Issued and outstanding: 62,500,000 shares as of December 31, 2014, 2015 and 2016; As of December 31, 2016, aggregate liquidation preference: $10,000 (2014 and 2015: $10,000 and $10,000, respectively)	10,000	10,000	10,000
Series B contingently redeemable convertible preference shares (Par value of US$0.0005 per share; Authorized: 13,836,030 shares as of December 31, 2016; Issued and outstanding: 13,836,030 shares as of December 31, 2016; As of December 31, 2016, aggregate liquidation preference: $200,000	—	—	194,575

Total mezzanine equity	10,500	10,500	205,075

Shareholders’ equity
Ordinary shares (Par value of US$0.0005 per share; Authorized: 250,000,000, 400,000,000, 386,163,970 shares as of December 31, 2014, 2015 and 2016, respectively; Issued and outstanding: 149,671,460, 173,592,300, 176,592,650 as of December 31, 2014, 2015 and 2016, respectively)	75	87	88
Additional paid-in capital	141,515	347,111	370,615
Accumulated other comprehensive loss	5,978	6,550	8,587
Statutory reserves	16	33	46
Accumulated deficit	(178,743)	(282,126)	(505,006)

Total shareholders’ (deficit) equity	(31,159)	71,655	(125,670)

Total liabilities, mezzanine equity and shareholders’ equity	129,413	287,802	482,352

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

Condensed statements of operations

	Year ended December 31,
	2014	2015	2016
	$	$	$
Operating expenses:
General and administrative expenses	(5,203)	(21,666)	(29,890)

Operating loss	(5,203)	(21,666)	(29,890)

Interest income	399	641	836
Foreign exchange gain (loss)	96	(383)	(553)
Investment loss	—	—	13,987

Loss before income tax and share of results of equity investees	(4,708)	(21,408)	(15,620)
Share of results of equity investees	(83,675)	(81,958)	(207,247)

Net loss	(88,383)	(103,366)	(222,867)

Condensed statements of comprehensive loss

	Year ended December 31,
	2014	2015	2016
	$	$	$
Net loss	(88,383)	(103,366)	(222,867)

Other comprehensive gain, net of tax:
Foreign currency translation gain	3,926	572	2,037

Total comprehensive loss, net of tax	(84,457)	(102,794)	(220,830)

Condensed statements of cash flows

	Year ended December 31,
	2014	2015	2016
	$	$	$
Net cash used in operating activities	(954)	(709)	(876)
Net cash used in investing activities	(71,201)	(210,145)	(150,564)
Net cash generated from financing activities	118,555	185,043	197,786

Net increase (decrease) in cash	46,400	(25,811)	46,346
Cash at beginning of the year	975	47,375	21,564

Cash at end of the year	47,375	21,564	67,910

(a)	Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries and other equity investees is stated at cost plus equity in undistributed earnings of subsidiaries since inception.

The Company records its investment in its subsidiaries and other equity investees under the equity method of accounting as prescribed in ASC 323-10, Investment-Equity Method and

SEA LIMITED

(FORMERLY KNOWN AS GARENA INTERACTIVE HOLDING LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”), except for number of shares and per share data)

Joint Ventures. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and other equity investees”, or in the case of cumulative losses in excess of the Company’s investment, “Loss in excess of investments”. Share of the subsidiaries’ and other equity investees’ profit or loss is presented as “Share of results of equity investees” on the condensed statements of operations. Under the equity method of accounting, the Company shall adjust the carrying amount of the investment for its share of the subsidiaries’ and other equity investees’ cumulative losses until the investment balance reaches zero, unless it is contractually obligated to continue to pick up the subsidiaries’ and other equity investees’ losses. The Company confirmed its unlimited financial support to its subsidiaries for their operations. Consequently, the Company recognized $431,973 of its share of cumulative losses in excess of its investment in “Loss in excess of investments” as of December 31, 2016.

The subsidiaries and other equity investees did not pay any dividends to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Group’s consolidated financial statements.

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of US dollars (“$”))

		As of December 31, 2016	As of June 30, 2017	Pro Forma As of June 30, 2017

	Note	$	$	$
			(unaudited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents		170,078	651,060
Restricted cash		18,607	34,856
Accounts receivable, net		35,074	46,532
Prepaid expenses and other assets		79,443	128,705
Inventories, net		3,947	5,723
Amounts due from related parties		2,735	1,365

Total current assets		309,884	868,241
Non-current assets
Property and equipment, net	3	31,123	34,124
Intangible assets, net	4	29,963	24,260
Long-term investments	5	45,072	45,070
Prepaid expenses and other assets		32,299	47,027
Restricted cash		2,139	2,246
Deferred tax assets		35,295	40,307
Deferred initial public offering costs		—	2,950

Total non-current assets		175,891	195,984

Total assets		485,775	1,064,225

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of US dollars (“$”))

		As of December 31, 2016	As of June 30, 2017	Pro Forma As of June 30, 2017

	Note	$	$	$
			(unaudited)	(unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (including accounts payable of the Consolidated VIEs without recourse to the primary beneficiaries of $4,557 and $5,254 as of December 31, 2016 and June 30, 2017 respectively)		5,990	8,067
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $47,311 and $61,700 as of December 31, 2016 and June 30, 2017 respectively)		102,086	140,647
Advances from customers (including advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of $5,874 and $5,713 as of December 31, 2016 and June 30, 2017 respectively)		15,459	19,280
Amount due to related parties (including amount due to related parties of the Consolidated VIEs without recourse to the primary beneficiaries of $5,122 and $2,684 as of December 31, 2016 and June 30, 2017 respectively)		9,696	21,296
Short-term bank borrowings (including short-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of $1,858 and $1,974 as of December 31, 2016 and June 30, 2017 respectively)		1,858	1,974
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $72,285 and $73,471 as of December 31, 2016 and June 30, 2017 respectively)		122,218	134,749
Income taxes payable (including income taxes payable of the Consolidated VIEs without recourse to the primary beneficiaries of $Nil and $463 as of December 31, 2016 and June 30, 2017 respectively)		6,449	7,741

Total current liabilities		263,756	333,754

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of US dollars (“$”))

		As of December 31, 2016	As of June 30, 2017	Pro Forma As of June 30, 2017

	Note	$	$	$
			(unaudited)	(unaudited)
Non-current liabilities
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $240 and $282 as of December 31, 2016 and June 30, 2017 respectively)		4,480	4,072
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $115,251 and $118,916 as of December 31, 2016 and June 30, 2017 respectively)		137,259	172,990
Convertible promissory notes (including convertible promissory notes of the Consolidated VIEs without recourse to the primary beneficiaries of $Nil and $Nil as of December 31, 2016 and June 30, 2017 respectively)	7	—	624,769
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiaries of $403 and $2,084 as of December 31, 2016 and June 30, 2017 respectively)		855	2,536

Total non-current liabilities		142,594	804,367

Total liabilities		406,350	1,138,121

Commitments and contingencies	14

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

		As of December 31, 2016	As of June 30, 2017	Pro Forma As of June 30, 2017

	Note	$	$	$
			(unaudited)	(unaudited)
Mezzanine equity
Seed contingently redeemable convertible preference shares (Par value of US$0.0005 per share; Authorized: 10,000,000 shares as of December 31, 2016 and June 30, 2017; Issued and outstanding: 10,000,000 shares as of December 31, 2016 and June 30, 2017; As of June 30, 2017, aggregate liquidation preference: $500 (2016: $500))		500	500
Series A contingently redeemable convertible preference shares (Par value of US$0.0005 per share; Authorized: 62,500,000 shares as of December 31, 2016 and June 30, 2017; Issued and outstanding: 62,500,000 shares as of December 31, 2016 and June 30, 2017; As of June 30, 2017, aggregate liquidation preference: $10,000 (2016: $10,000))		10,000	10,000
Series B contingently redeemable convertible preference shares (Par value of US$0.0005 per share; Authorized: 13,836,030 shares as of December 31, 2016 and June 30, 2017; Issued and outstanding: 13,836,030 shares as of December 31, 2016 and June 30, 2017; As of June 30, 2017, aggregate liquidation preference: $200,000 (2016: $200,000))		194,575	194,575

Total mezzanine equity		205,075	205,075

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

		As of December 31, 2016	As of June 30, 2017	Pro Forma As of June 30, 2017

	Note	$	$	$
			(unaudited)	(unaudited)
Shareholders’ equity
Ordinary shares (Par value of US$0.0005 per share; Authorized: 386,163,970 and 586,163,970 shares as of December 31, 2016 and June 30, 2017 respectively; Issued and outstanding: 176,592,650 and 182,029,000 shares as of December 31, 2016 and June 30, 2017 respectively, and 268,365,030 shares outstanding on a pro forma basis as of June 30, 2017 (unaudited))		88	91	134
Additional paid-in capital		370,615	383,949	588,981
Accumulated other comprehensive income		8,587	7,059	7,059
Statutory reserves		46	46	46
Accumulated deficit		(505,006)	(670,150)	(670,150)

Total Sea Limited shareholders’ deficit		(125,670)	(279,005)	(73,930)
Non-controlling interests		20	34	34

Total shareholders’ deficit		(125,650)	(278,971)	(73,896)

Total liabilities, mezzanine equity and shareholders’ equity		485,775	1,064,225	1,064,225

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts expressed in thousands of US dollars (“$”))

		For the six months ended June 30,
		2016	2017
	Note	$	$
		(unaudited)	(unaudited)
Revenue
Digital entertainment		159,400	179,045
Others	8	7,286	16,447

Total revenue		166,686	195,492
Cost of revenue
Digital entertainment		(91,520)	(102,169)
Others		(19,152)	(40,375)

Total cost of revenue		(110,672)	(142,544)

Gross profit		56,014	52,948

Operating income (expenses):
Other operating income		1,321	381
Sales and marketing expenses		(74,079)	(137,985)
General and administrative expenses		(43,145)	(52,852)
Research and development expenses		(9,432)	(12,991)

Total operating expenses		(125,335)	(203,447)

Operating loss		(69,321)	(150,499)
Interest income		286	473
Interest expense		(9)	(8,997)
Investment loss		(484)	(359)
Foreign exchange loss		(2,568)	(789)

Loss before income tax and share of results of equity investees		(72,096)	(160,171)
Income tax expense	9	(6,071)	(4,162)
Share of results of equity investees		(8,960)	(862)

Net loss		(87,127)	(165,195)
Net loss attributable to non-controlling interests		1,428	51

Net loss attributable to Sea Limited’s ordinary shareholders		(85,699)	(165,144)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

		For the six months ended June 30,
		2016	2017
	Note	$	$
		(unaudited)	(unaudited)
Loss per share:
Basic and diluted	11	(0.50)	(0.94)

Shares used in loss per share computation:
Basic and diluted			174,988,779

Pro-forma loss per share (unaudited)
Basic and diluted			(0.63)

Pro-forma weighted average number of ordinary shares outstanding (unaudited)
Basic and diluted			261,324,809

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of US dollars (“$”))

	For the six months ended June 30,
	2016	2017
	$	$
	(unaudited)	(unaudited)

Net loss	(87,127)	(165,195)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments:
Translation gain (loss)	2,165	(1,527)

Net change	2,165	(1,527)

Available-for-sale securities:
Change in unrealized gain	6,014	—

Net change	6,014	—

Total other comprehensive income (loss), net of tax	8,179	(1,527)
Less: total comprehensive loss attributable to non-controlling interests	1,098	50

Total comprehensive loss attributable to Sea Limited’s ordinary shareholders	(77,850)	(166,672)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of US dollars (“$”))

	For the six months ended June 30,
	2016	2017
	$	$
	(unaudited)	(unaudited)
Cash flows from operating activities
Net loss	(87,127)	(165,195)
Adjustments to reconcile net loss to net cash generated from (used in) operating activities:
Amortization of intangible assets	10,672	7,916
Impairment loss on investments	484	359
Depreciation of property and equipment	8,420	9,918
Impairment loss on intangible assets	—	730
Impairment loss on property and equipment	—	122
Share of results of equity investees	8,960	862
Share-based compensation	13,210	11,361
Unrecognized tax benefits	25	1,681
Deferred income tax	(1,243)	(3,809)
Net foreign exchange differences	3,158	1,256
Others	133	565

Operating cash flows before changes in working capital:	(43,308)	(134,234)
Inventories	1,017	(1,700)
Accounts receivable	12,928	(10,149)
Prepaid expenses and other assets	(16,866)	(57,147)
Amounts due from related parties	(3)	(154)
Restricted cash	(6,765)	(15,441)
Accounts payable	(4,355)	1,723
Accrued expenses and other payables	17,056	31,647
Advances from customers	(2,123)	3,657
Deferred revenue	4,003	38,066
Income tax payable	1,648	960
Amounts due to related parties	637	11,600

Net cash used in operating activities	(36,131)	(131,172)

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of US dollars (“$”))

	For the six months ended June 30,
	2016	2017
	$	$
	(unaudited)	(unaudited)
Cash flows from investing activities
Purchase of property and equipment	(8,457)	(15,640)
Purchase of intangible assets	(3,461)	(2,317)
Purchase of non-marketable equity and other investments	(11,999)	(1,100)
Purchase of available-for-sale investments	(3,796)	—
Loan to related parties	(1,195)	(260)
Repayment of related party loans	—	1,784
Loans to third parties	(885)	—
Proceeds from disposal of property and equipment	402	140

Net cash used in investing activities	(29,391)	(17,393)

Cash flows from financing activities
Proceeds from issuance of convertible promissory notes	—	625,000
Proceeds from bank borrowings	1,825	—
Repayment of bank borrowings	(1,859)	—
Proceeds from issuance of ordinary shares	2,579	1,976
Proceeds from issuance of Series B contingently redeemable convertible preference shares, net of issuance costs	165,538	—

Net cash generated from financing activities	168,083	626,976

Effect of foreign exchange rate changes on cash and cash equivalents	1,147	2,571
Net increase in cash and cash equivalents	103,708	480,982
Cash and cash equivalents at beginning of the period	116,203	170,078

Cash and cash equivalents at end of the period	219,911	651,060

Supplement disclosures of cash flow information:
Income taxes paid	(5,163)	(2,385)
Interest paid	(9)	(17)
Interest received	287	473
Supplement disclosures of non-cash activities:
Purchase of property and equipment included in accrued expenses and other payables	(1,434)	(211)
Purchase of intangible assets included in accrued expenses and other payables	225	773
Purchase of property and equipment included in prepayments	(1,762)	(3,525)
Purchase of intangible assets included in prepayments	(221)	(1,223)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive loss	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ equity (deficit)	Non- controlling interests	Total shareholders’ equity (deficit)
		$	$	$	$	$	$	$	$
Balance as of January 1, 2016	173,592,300	87	347,111	6,550	33	(282,126)	71,655	2,043	73,698
Comprehensive loss:
Net loss for the period	—	—	—	—	—	(85,699)	(85,699)	(1,428)	(87,127)
Foreign currency translation adjustments	—	—	—	1,835	—	—	1,835	330	2,165
Net change in unrealized gain on available-for-sale investments	—	—	—	6,014	—	—	6,014	—	6,014
Appropriation of statutory reserves	—	—	—	—	13	(13)	—	—	—
Exercise of share options	2,724,100	1	2,578	—	—	—	2,579	—	2,579
Restricted shares awards issued	230,000	—	—	—	—	—	—	—	—
Share-based compensation	—	—	13,210	—	—	—	13,210	—	13,210

Balance as of June 30, 2016 (unaudited)	176,546,400	88	362,899	14,399	46	(367,838)	9,594	945	10,539

Balance as of July 1, 2016 (unaudited)	176,546,400	88	362,899	14,399	46	(367,838)	9,594	945	10,539
Comprehensive loss:
Net loss for the period	—	—	—	—	—	(137,168)	(137,168)	(660)	(137,828)
Foreign currency translation adjustments	—	—	—	(2,147)	—	—	(2,147)	(265)	(2,412)
Net change in unrealized gain on available-for-sale investments	—	—	—	(3,665)	—	—	(3,665)	—	(3,665)
Acquisition of non-controlling interest	—	—	(8,546)	—	—	—	(8,546)	—	(8,546)
Exercise of share options	26,250	—	631	—	—	—	631	—	631
Restricted shares awards issued	20,000	—	—	—	—	—	—	—	—
Share-based compensation	—	—	15,631	—	—	—	15,631	—	15,631

Balance as of December 31, 2016	176,592,650	88	370,615	8,587	46	(505,006)	(125,670)	20	(125,650)

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive loss	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ equity (deficit)	Non- controlling interests	Total shareholders’ equity (deficit)
		$	$	$	$	$	$	$	$
Balance as of January 1, 2017	176,592,650	88	370,615	8,587	46	(505,006)	(125,670)	20	(125,650)
Comprehensive loss:
Net loss for the period	—	—	—	—	—	(165,144)	(165,144)	(51)	(165,195)
Foreign currency translation adjustments	—	—	—	(1,528)	—	—	(1,528)	1	(1,527)
Disposal of subsidiary without a change in control	—	—	—	—	—	—	—	64	64
Exercise of share options	4,806,350	3	1,973	—	—	—	1,976	—	1,976
Restricted shares awards issued	630,000	—	—	—	—	—	—	—	—
Share-based compensation	—	—	11,361	—	—	—	11,361	—	11,361

Balance as of June 30, 2017 (unaudited)	182,029,000	91	383,949	7,059	46	(670,150)	(279,005)	34	(278,971)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

SEA LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements of Sea Limited (the “Company”), its subsidiaries and variable interest entities (“VIEs”) have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2016. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended June 30, 2016 and 2017 are not necessarily indicative of results to be expected for any other interim period or for the year ending December 31, 2017. The condensed consolidated balance sheet as of December 31, 2016 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2016.

In April and May 2017, the shareholders of Vietnam Esports and Entertainment Joint Stock Company (“VEE”) and Vietnam Esports Development Joint Stock Company (“VED”), each a VIE of the Company, transferred 30% equity interests in each of these companies to two wholly-owned subsidiaries of the Company. As of June 30, 2017, the Company owns 30% direct equity interests in VEE and VED, respectively, with the remaining interests of VEE and VED controlled by the Company through VIE arrangements.

VIE disclosures

The aggregate carrying amounts of the total assets and total liabilities of the VIEs as of June 30, 2017 were $214,069 and $428,151, respectively (December 31, 2016: $171,490 and $354,862, respectively. There were no pledges or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the primary beneficiaries of the VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The VIEs hold certain assets, including data servers and related equipment for use in their operations. The VIEs do not own any facilities except for the rental of certain office premises and data centers from third parties under operating lease arrangements. They also hold certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires a sales and marketing as well as a research and development workforce for its daily operations and such costs are expensed when incurred. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented.

SEA LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

The following tables represent the financial information of the VIEs as of December 31, 2016 and June 30, 2017 and for the six months ended June 30, 2016 and 2017 before eliminating the intercompany balances and transactions between the VIEs and other entities within the group:

	As of December 31, 2016	As of June 30, 2017

	$	$
		(unaudited)
ASSETS:
Current assets:
Cash and cash equivalents	38,009	58,332
Restricted cash	6,648	17,985
Accounts receivable, net	12,341	14,393
Prepaid expenses and other assets	32,532	33,539
Inventories, net	2,742	4,357
Amount due from related parties	2,619	1,250
Amounts due from inter-companies(1)	11,797	16,490

Total current assets	106,688	146,346
Non-current assets:
Property and equipment, net	10,618	11,839
Intangible assets, net	875	893
Long term investments	6,017	5,431
Prepaid expenses and other assets	19,569	20,789
Deferred tax assets	27,723	28,771

Total non-current assets	64,802	67,723

TOTAL ASSETS(2)	171,490	214,069

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	4,557	5,254
Accrued expenses and other payables	47,311	61,700
Advances from customers	5,874	5,713
Amount due to related parties	5,122	2,684
Short-term bank borrowings	1,858	1,974
Deferred revenue	72,285	73,471
Income taxes payable	—	463
Amounts due to inter-companies(1)	101,961	155,610

Total current liabilities	238,968	306,869
Non-current liabilities:
Accrued expenses and other payables	240	282
Deferred revenue	115,251	118,916
Unrecognized tax benefits	403	2,084

Total non-current liabilities	115,894	121,282

Total liabilities	354,862	428,151

SEA LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

	For the six months ended June 30,
	2016	2017
	$	$
	(unaudited)	(unaudited)
Revenue
—Third party customers	76,941	89,399
—Inter-companies	1,609	9,397

Net loss	(23,473)	(33,183)

	For the six months ended June 30,
	2016	2017
	$	$
Net cash used in operating activities	(31,412)	(23,051)
Net cash used in investing activities	(219)	(7,043)
Net cash generated from financing activities	60,480	48,483

(1)	Amounts due from or to inter-companies consist of inter-company receivables or payables to the other companies within the group arising from inter-company transactions and funds advanced for working capital purpose.
(2)	These assets can be used only to settle the obligations of the respective VIEs.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs for which the Company or a subsidiary of the Company is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIEs are eliminated upon consolidation.

(b)	Use of estimates

The preparation of interim condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, revenue recognition, estimating the useful lives and impairment assessment of long-lived assets and intangible assets, accounting for and impairment assessment of investments, determining the provision for accounts receivable, accounting for deferred income taxes, and accounting for share-based compensation arrangements and accounting for the Company’s financial instruments where the Company is the issuer. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the financial statements.

SEA LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

(c)	Deferred Initial Public Offering Costs

Direct costs incurred by the Company attributable to its proposed initial public offering of its ordinary shares in the United States have been deferred and will be charged against the gross proceeds received from such offering.

(d)	Fair value of financial instruments

The carrying amounts of financial assets and liabilities, such as cash equivalents, restricted cash, accounts receivable, other receivables within prepaid expenses and other current assets, accounts payable, short-term bank borrowings, balances with related parties and other payables, approximate their fair values because of the short maturity of these instruments. The carrying amounts of restricted cash (non-current) approximate its fair value since it bears interest rates which approximate market interest rates. Available-for-sale investments are initially recognized at cost and subsequently remeasured at the end of each reporting period with the change in fair value recognized in accumulated other comprehensive income (loss). The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of its available-for-sale investments that are recognized in the consolidated financial statements.

(e)	Unaudited Pro forma shareholders’ equity

If an initial public offering is completed, all of the Seed, Series A and Series B contingently redeemable convertible preferred shares outstanding will automatically convert into ordinary shares of the Company. Unaudited pro forma shareholders’ equity as of June 30, 2017 as adjusted for the assumed conversion of the preferred shares, is set forth on the unaudited interim condensed consolidated balance sheets. Unaudited pro forma loss per share for the six months ended June 30, 2017 as adjusted for the assumed conversion of the preferred shares as of January 1, 2017 is also set forth on the unaudited interim condensed consolidated statements of operations (Note 11).

(f)	Commission Income from e-commerce Business

Commencing from April 2017, the Company’s e-commerce segment (“Shopee”) charges its sellers on its marketplace a fixed rate commission fee based on gross merchandise values in selected markets. Fees charged when the transactions are completed and settled. As we are not the primary obligors in such transactions, do not bear inventory risk and do not have the ability to establish the prices of the merchandise sold, such commission fees charged is recognized on a net basis.

Shopee operates a customer loyalty program, where end users who purchase merchandises through Shopee’s platform will be given Shopee coins which will entitle them to a discount on future purchases from selected sellers. A portion of the commission income attributable to Shopee coins is deferred until they are redeemed or used. Any remaining unutilized Shopee coins are recognized as revenue upon expiry. In addition, Shopee provides coupons, discounts and logistics incentives (“sales incentives”) to the end users as part of the Company’s plan to expand its market share in Greater Southeast Asia. Sales incentives given to end users as a result of a concurrent sale transacted on Shopee’s platform are recognized as reductions of the corresponding commission fees in accordance to ASC 605-50. To the extent that the sales incentives exceed commission received, the excess will be recorded in sales and marketing expenses.

SEA LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

The Company also commenced charging its sellers advertising fees through its paid ads service on Shopee platform. The paid ads service allows the sellers to bid for keywords that match their product or service listing appearing in search or browser results on Shopee marketplace. Their product or service listing will show higher in search rankings when users search for their bid keywords. Sellers prepay for paid ads services and the advertising income is recognized based on the number of clicks on the product or service listings during the service period.

3.	PROPERTY AND EQUIPMENT, NET

	As of
	December 31, 2016	June 30, 2017
	$	$
		(unaudited)
Computers	54,108	64,423
Office equipment, furniture and fittings	5,507	6,031
Leasehold improvements	16,286	18,398
Motor vehicles	513	538
Construction-in-progress	—	878

	76,414	90,268
Less: accumulated depreciation	(45,291)	(56,144)

	31,123	34,124

Depreciation expenses recognized for the six months ended June 30, 2016 and 2017 were $8,420 and $9,918, respectively, and were included in the following captions:

	For the six months ended June 30,
	2016	2017
	$	$
	(unaudited)	(unaudited)
Cost of revenue	5,522	5,809
Sales and marketing expenses	335	415
General and administrative expenses	2,439	3,483
Research and development expenses	124	211

	8,420	9,918

An impairment loss of $Nil and $122 had been recognized during the six months ended June 30, 2016 and 2017, respectively.

SEA LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

4.	INTANGIBLE ASSETS, NET

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	Licensing fee	IP right	Software	Total
	$	$	$	$
Intangible assets, net
January 1, 2016	35,236	14,574	1,047	50,857
Additions	2,772	505	188	3,465
Amortization expense	(8,450)	(1,825)	(397)	(10,672)
Disposal	—	—	(37)	(37)
Exchange differences	1,455	653	14	2,122

Intangible assets, net
June 30, 2016 (unaudited)	31,013	13,907	815	45,735
Additions	2,002	449	104	2,555
Amortization expense	(8,741)	(1,891)	(294)	(10,926)
Impairment	(5,568)	—	—	(5,568)
Disposal	—	—	(1)	(1)
Write-off	—	—	(120)	(120)
Exchange differences	(823)	(878)	(11)	(1,712)

Intangible assets, net
December 31, 2016	17,883	11,587	493	29,963
Additions	500	464	903	1,867
Amortization expense	(5,760)	(1,917)	(239)	(7,916)
Impairment	(730)	—	—	(730)
Exchange differences	492	550	34	1,076

Intangible assets, net
June 30, 2017 (unaudited)	12,385	10,684	1,191	24,260

The estimated aggregate amortization expenses for the remaining period of 2017 and each of the five succeeding fiscal years and thereafter are as follows:

	Licensing fee	IP right	Software	Total
	$	$	$	$
2017 (July 1—December 31)	5,496	2,003	234	7,733
2018	6,340	4,007	309	10,656
2019	493	4,007	197	4,697
2020	56	667	153	876
2021	—	—	149	149
2022	—	—	149	149

	12,385	10,684	1,191	24,260

SEA LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

5.	LONG-TERM INVESTMENTS

The Company’s long-term investments comprise the following:

Cost method

The carrying amount of Company’s cost method investments was $16,851 and $17,951 as of December 31, 2016 and June 30, 2017, respectively. No impairment loss had been recognized during the six months ended June 30, 2016 and 2017.

Available-for-sale

The carrying amount of Company’s available-for-sale method investments was $2,388 and $2,034 as of December 31, 2016 and June 30, 2017, respectively. An impairment loss of $484 and $359 had been recognized during the six months ended June 30, 2016 and 2017, respectively.

Investment in equity investees

Set out below are movement of equity investments during the six months ended June 30, 2016 and 2017.

$
Balance at January 1, 2016	26,052
Share of results and other comprehensive loss	(538)
Foreign currency translation adjustments	(124)

Balance at June 30, 2016 (unaudited)	25,390

Additions	2,999
Share of results and other comprehensive loss	(708)
Less: disposal and transfers	(1,522)
Foreign currency translation adjustments	(326)

Balance at December 31, 2016	25,833

Share of results and other comprehensive loss	(862)
Foreign currency translation adjustments	114

Balance at June 30, 2017 (unaudited)	25,085

6.	SHARE BASED COMPENSATION

During the six months ended June 30, 2017, the Company issued 1,605,000 share options to the Company’s employees. All share options granted have a contractual term of ten years and generally 25% from the stated vesting commencement date in the grantee’s option agreement and the remaining 75% will vest in 36 substantially equal monthly instalments.

SEA LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

The Company calculated the estimated fair value of the options on the respective grant dates using the Black-Scholes option pricing model with the following assumptions.

Granted in 2017
Risk-free interest rates	2.03% ~ 2.18%
Expected term	5.5 ~ 7 years
Expected volatility	36.83% ~ 37.03%
Expected dividend yield	—
Fair value of share options	$4.84 ~ $5.55

Total compensation expense relating to share options and RSAs granted to employees after deducting forfeitures recognized for the six months ended June 30, 2016 and 2017, respectively, is as follows:

	For the six months ended June 30,
	2016	2017
	$	$
	(unaudited)	(unaudited)
Share options:
Cost of revenue	385	545
Sales and marketing expenses	148	354
General and administrative expenses	9,770	9,321
Research and development expenses	433	611

	10,736	10,831

RSAs:
Cost of revenue	68	67
General and administrative expenses	2,406	463

	2,474	530

7.	CONVERTIBLE PROMISSORY NOTES

During the six months ended June 30, 2017, the Company issued convertible promissory notes (the “2017 Convertible Notes”), in the aggregate principal amount of $625,000 to eight new investors and an existing shareholder, at an interest rate of 5% per annum, compounded annually on the unconverted and unpaid principal amount until the first to occur of (i) the maturity date, subject to further extension at investors’ election, (ii) the last day of the lockup period related to the initial public offering, (iii) the date of any conversion of the convertible promissory note in full, and (iv) the date of any other repayment or redemption of the convertible promissory note in full. The 2017 Convertible Notes will mature on their respective third anniversary dates, subject to a further extension by the noteholders if the Company’s public offering does not occur within the first three years. The noteholders may elect to extend the term of the 2017 Convertible Notes for an additional two years if no IPO closing date has occurred on or before the respective third anniversary date.

The noteholders have the right, at their option, to convert the outstanding principal amount of the 2017 Convertible Notes, (i) in whole or in part of a minimum of 50%, into fully paid and

SEA LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

non-assessable ordinary shares of the Company at any time following the IPO closing date up to the maturity date if an IPO occurs, at a conversion price calculated according to an agreed-upon formula which stipulates a discount to the IPO price based on a discount rate and the time period between the issuance dates of the relevant 2017 Convertible Notes and the IPO pricing date, subject to certain anti-dilution adjustments; or (ii) in whole or in part of a minimum of 50%, on the date of closing of the first change in control event up to the maturity date or in whole but not in part on the maturity date if no IPO occurs, at a conversion price initially set at $14.807, subject to certain anti-dilution adjustments (the “Conversion Option”).

Notwithstanding the repayment on the maturity date as described above, if no IPO occurs, the 2017 Convertible Notes may be prepaid, in whole or in an amount equal to the outstanding unconverted and unpaid principal amount multiplied by 1.31, plus interest accrued and unpaid, on 18-month anniversary of the issuance dates, or if the noteholders elect to effect two years’ extension, the 2017 Convertible Notes may be prepaid in whole in the amount as described above on the 18-month anniversary of the respective third anniversary dates. Both the extension feature and prepayment feature are collectively referred to the “Embedded Call Option” hereafter.

If an event of default as defined in the 2017 Convertible Notes were to occur, the outstanding obligation under the 2017 Convertible Notes would be immediately due and payable (“Contingent Redemption Option”). If the event of default is related to any failure by the Company to pay amounts due under the 2017 Convertible Notes for more than three days after the original due date of such payment, an interest of 20% in lieu of the original interest will accrue on the principal or interest that is overdue (“Contingent Interest Feature”).

The initial carrying value of the Convertible Note is the consideration received from the Investors. The Company evaluated and determined if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features (“BCF”).

The Conversion Option of the 2017 Convertible Notes did not qualify for derivative accounting as the underlying ordinary shares which the 2017 Convertible Notes could be converted into were not publicly traded nor could they be readily convertible into cash. The Embedded Call Option, Contingent Redemption Option and Contingent Interest Feature did not qualify for derivative accounting because those were clearly and closely related to the host instrument. Following the closing of the IPO, the underlying ordinary shares will be publicly traded and thus, the Conversion Option will be bifurcated and subjected to derivative accounting. The Company intends to use the fair value option which would require the hybrid instrument to be measured at fair value with any changes in fair value recognized in earnings.

BCF exists when the conversion price of the convertible note is lower than the fair value of the ordinary share at the commitment date. When a BCF exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the convertible note as a contribution to additional paid-in capital. The resulting discount to the convertible note is then accreted to the redemption value using the effective interest method as an interest expense recorded in the consolidated statements of operations. The Company determined the estimated fair value of the ordinary share with the assistance from an independent third party valuation firm.

On January 31, 2017, March 3, 2017, March 31, 2017, April 6, 2017, April 7, 2017, April 13, 2017, April 19, 2017, May 6, 2017 and May 30, 2017, the most favorable conversion price used to measure the BCF for the 2017 Convertible Notes was the effective conversion price of $14.807.

SEA LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

No BCF was recognized for the 2017 Convertible Notes as the fair values per ordinary share at the commitment date was $13.52, $13.76, $13.93, $13.93, $13.93, $14.17, $14.17, $14.18 and $14.26, which were less than the most favorable conversion price.

8.	REVENUE – OTHERS

Among Revenue – Others, Nil commission income and $1,266 advertising income were recognized for e-commerce business. Details of the commission income are further analyzed as follows:

Commission income	1,447
Revenue deferral for Shopee coins	(1,191)
Other sales incentives	(256)

Commission income, net	—

Other sales incentives in excess of the commission income is recognized as selling and marketing expenses.

9.	INCOME TAX EXPENSE

The Company recorded income tax expense of $6,071 and $4,162 for the six months ended June 30, 2016 and 2017, respectively.

Income tax expense comprises:

	For the six months ended June 30,
	2016	2017
	$	$
	(unaudited)	(unaudited)

Income tax	1,433	5,127
Deferred tax	(1,243)	(3,809)
Withholding tax expense	5,881	2,844

	6,071	4,162

10.	RELATED PARTY TRANSACTIONS

(a)	Related parties*

Name of related parties		Relationship with the Company
i)	Tencent Limited (“Tencent”)	A shareholder of the Company

ii)	Riot Games, Inc	An affiliate company of Tencent

iii)	Tencent Technology (Shenzhen) Company Limited	An affiliate company of Tencent

iv)	Shenzhen Tencent Computer System Company Limited	An affiliate company of Tencent

SEA LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

Name of related parties		Relationship with the Company

v)	Tencent Asset Management Limited (“Tencent Asset”)	An affiliate company of Tencent

vi)	Tencent Cloud Computing (Beijing) Company Limited	An affiliate company of Tencent

vii)	Vietnam Payment Solutions JSC (“VN Pay”)	An associated company

viii)	Shanghai Zhuopai Information Technology Co., Ltd. (“Zhuopai”)**	An associated company

ix)	Redmart Limited (“Redmart”)**	An associated company

x)	Shanghai Wuju Information Technology Co., Ltd. (“Wuju”)	An associated company

xi)	Beijing Duodian Online Technology Co., Ltd. (“Duodian”)	An associated company

xii)	Directors and the key management	Key Management

*	These are the related parties that have engaged in significant transactions with the Company for the six months ended June 30, 2016 and 2017.

**	These companies ceased to be related parties to the Company as of December 2016.

(i), (ii), (iii), (iv), (v) and (vi) collectively known as “Tencent group of companies”.

SEA LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

(b)	The Company had the following related party transactions for the six months ended June 30, 2016 and 2017, respectively:

	As of
	June 30,	June 30,
	2016	2017
	$	$
	(unaudited)	(unaudited)
Royalty fee and license fee payable to:
—Tencent group of companies	17,162	32,431
Rack rental income from:
—Tencent group of companies	595	607
Purchase of merchandise goods from:
—VN Pay	2,133	2,501
Sales of products to:
—VN Pay	59	510
Services provided by:
—VN Pay	112	113
—Tencent group of companies	21	51
Loans provided to:
—Zhuopai	942	—
—Wuju	253	260
Investment in convertible loans in:
—Redmart	3,778	—
Interest expense payable to:
—Tencent	—	1,653
Issuance of convertible promissory notes to:
—Tencent	—	100,000
Promissory notes extended to:
—Key management	4,044	9,768
Repayment of loans from:
—VN Pay	—	1,784

SEA LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

(c)	The Company had the following related party balances as of December 31, 2016 and June 30, 2017:

	As of
	December 31, 2016	June 30, 2017
	$	$
		(unaudited)
Amounts due from related parties (current):
—VN Pay	2,111	453
—Wuju	505	781
—Tencent group of companies	119	131

	2,735	1,365

Amounts due to related parties (current):
—Tencent group of companies	9,656	21,259
—VN Pay	40	38

	9,696	21,297

11.	LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented is calculated as follows:

	For the six months ended June 30,
	2016	2017
	$	$
	(unaudited)	(unaudited)
Numerator:
Net loss attributable to ordinary shareholders	(85,699)	(165,144)
Denominator:
Weighted-average number of shares outstanding—basic and diluted	170,680,188	174,988,779
Basic and diluted loss per share:	(0.50)	(0.94)

The potentially dilutive securities such as share based payments, preference shares and convertible notes were not included in the calculation of dilutive loss per share because of their anti-dilutive effect.

SEA LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

The Company issued the Seed, the Series A and the Series B contingently redeemable convertible preference shares that will convert automatically into ordinary shares upon completion of a qualified IPO. Assuming the conversion had occurred “on a hypothetical basis” on January 1, 2017, the pro forma basic and diluted net loss per share for the six months ended June 30, 2017 is calculated as follows:

For the six months ended June 30, 2017
(unaudited)
Numerator:
Net loss attributable to ordinary shareholders	(165,144)
Denominator:
Weighted-average number of shares outstanding	174,988,779
Conversion of Preference Shares to ordinary shares	86,336,030

Denominator for pro forma basic and diluted net loss per share	261,324,809

Pro forma basic and diluted loss per ordinary share (unaudited):	(0.63)

12.	SEGMENT REPORTING

The Company has three reportable segments, namely digital entertainment, e-Commerce and digital financial services. The Chief Operating Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating financial performance of each segment.

Information about segments during the six months ended June 30, 2016 and 2017 were as follows:

	For the six months ended June 30,
	2016	2017
	$	$
	(unaudited)	(unaudited)
Revenue
Digital entertainment	159,400	180,119
E-commerce	—	1,185
Digital financial services	7,217	19,395
All others	4,945	7,881
Inter segment	(4,876)	(13,088)

Consolidated revenue	166,686	195,492

Revenues from external customers are classified based on the geographical locations where the services were provided.

SEA LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

	For the six months ended June 30,
	2016	2017
	$	$
	(unaudited)	(unaudited)
Revenue
Indonesia	11,204	12,647
Taiwan	60,530	56,914
Thailand	55,856	70,710
Vietnam	24,334	37,816
Rest of the world	14,762	17,405

Consolidated revenue	166,686	195,492

No single customer accounted for 10 percent or more of the Company’s total revenue for the six months ended June 30, 2016 and 2017.

13.	FAIR VALUE MEASUREMENT

The Company applies ASC topic 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the Company measures cash equivalents and available-for-sale investments at fair value. Cash equivalents are classified within Level 1 or Level 2 because they are valued using a quoted market prices or alternative pricing sources and model utilizing market direct or indirect observable inputs, such as the risk-free interest rate.

As of December 31, 2016 and June 30, 2017, Level 3 assets and liabilities of the Company included investments in preference shares of investees. The Company determined the fair values of such securities with the assistance from an independent third party valuation firm.

In order to determine the equity value of the investees, the Company used a Market approach. Under the Market approach, the Company used comparable market multiples that were subject to adjustments for lack of marketability and liquidity. Fair values of the preference shares and convertible loans were determined using a probability weighted approach that takes into consideration payoffs in different possible scenarios including equity financing, trade sale and redemption. Under the equity financing and trade sale scenarios, equity value is allocated across different classes of securities using the Option Pricing Model. Fair value of securities under redemption scenario is the discounted value based on redemption terms and management’s expected redemption date.

SEA LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

These methods require the Company to make complex and subjective judgments regarding the financial and operating results, unique business risks, expected timing and size of equity financing, trade sales and redemption, volatility rates as well as the discount rates that are applied to the forecasts.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at December 31, 2016
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2016
	$	$	$	$
Cash equivalents	2,675	—	—	2,675
Available-for-sale investments—non-current	—	—	2,388	2,388

	2,675	—	2,388	5,063

	Fair value measurement at June 30, 2017 (unaudited)
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at June 30, 2017
	$	$	$	$
Cash equivalents	6,110	—	—	6,110
Available-for-sale investments—non-current	—	—	2,034	2,034

	6,110	—	2,034	8,144

SEA LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

Level 3 instruments measured at fair value on a recurring basis
$

Balance at January 1, 2016	18,804
Investments during the period	3,796
Cost adjustment included in share of results of equity investees	(6,149)
Unrealised fair value gain included in other comprehensive income	6,013
Impairment loss	(484)
Exchange differences	(748)

Balance at June 30, 2016 (unaudited)	21,232

Cost adjustment included in share of results of equity investees	(9,857)
Unrealised fair value gain included in other comprehensive income	10,123
Impairment loss	(3,742)
Disposal during 2016	(16,866)
Exchange differences	1,498

Balance at December 31, 2016	2,388

Impairment loss	(359)
Exchange differences	5

Balance at June 30, 2017 (unaudited)	2,034

The Company’s valuation techniques used to measure the fair value were derived from management’s assumptions of estimations. Changes in the fair value of the available-for-sale investment will be recorded in other comprehensive income (loss).

14.	COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Company has commitments to purchase property and equipment of $217 and $2,255, committed licensing fee payable for the licensing of game titles of $11,000 and $20,500 and commitment to invest in certain companies of $600 and $600 as of December 31, 2016 and June 30, 2017, respectively.

Minimum guarantee commitments

The Company has commitments to pay minimum guarantee of royalty fee to game developers for certain online games it licensed from those game developers. As of December 31, 2016 and June 30, 2017, the minimum guarantee commitment amounted to $82,810 and $90,690 respectively, for its launched games and licensed but yet launched games.

Operating lease commitments

The Company has entered into commercial leases for the use of offices, apartments and equipment as lessee. These leases have an average tenure of one to six years. These leases have varying terms, escalation clauses and renewal rights. For the six months ended June 30,

SEA LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2016 and June 30, 2017, total rental expenses for all operating leases amounted to $6,104 and $8,443 respectively.

Future minimum lease payments payable under operating leases as of December 31, 2016 and June 30, 2017 are as follows:

	As of
	December 31, 2016	June 30, 2017
	$	$
		(unaudited)
No later than 1 year	12,549	19,837
Later than 1 year but no later than 5 years	25,614	65,733
More than 5 years	—	10,741

	38,163	96,311

15.	SUBSEQUENT EVENTS

(i)	2017 Convertible Notes

In July 2017, the Company issued additional convertible promissory notes with an aggregate principal amount of $50,000 to a third party investor at an interest rate of 5% per annum on the unconverted unpaid principal amount, compounded annually, subject to the same terms and conditions therein, as disclosed in Note 7.

ii)	Acquisition of additional equity interest in an associated company

In July 2017, the Company completed the acquisition of an additional 42.19% equity interests in an associated company from its existing shareholders for a total consideration of approximately $16,875. Upon the completion of the acquisition, the associated company became a 75.52% owned subsidiary of the Company and accordingly, its financial results will be consolidated in the Company’s consolidated financial statements. In August 2017, the Company further increased its shareholding in this subsidiary to 82.82%.

iii)	Disposal of equity interests in VN Pay

In August 2017, the Company transferred its 45.18% equity interest in VN Pay, an associated company, to a shareholder of the Company in exchange for 1,173,520 voting ordinary shares and 1,604,260 non-voting ordinary shares held by such shareholder in the Company (the “Transferred Shares”). As a result, VN Pay ceased to be a related party of the Company. The Transferred Shares were subsequently canceled.

iv)	Changes in organizational structure

In July 2017, the VIE Shareholder of one of the e-Commerce VIE, Shopee Company Limited (“Shopee Company”), transferred its 100% equity interests in Shopee Company to a wholly-

SEA LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

owned subsidiary of the Company. Subsequent to the equity transfer, the Company owns 100% equity interests in Shopee Company.

In August 2017, as a result of a change in the VIE agreements, the primary beneficiary of the two Digital Entertainment VIEs, Garena (Taiwan) Co., Ltd. (“Garena Taiwan”) and VEE has changed from the Company to its wholly-owned subsidiary, Garena Limited. Similarly, the primary beneficiary of the Digital Financial Service VIE, VED has changed from the Company to its wholly-owned subsidiary, Airpay Limited. The Company continues to consolidate these VIEs through its two wholly-owned subsidiaries.

v)	Repayment of promissory notes

In August 2017, certain Key Management repaid all of the outstanding promissory notes due to the Company in the amount of $16,178.

vi)	Adoption of dual-class voting structure

In September 2017, the Company’s shareholders adopted a resolution to approve the Eighth Amended and Restated Memorandum and Articles of Association (the “Post-IPO Memorandum and Articles of Association”), which will become effective and replace the current memorandum and articles of association in its entirety immediately prior to the completion of qualified IPO. The Post-IPO Memorandum and Articles of Association provide that, immediately prior to the completion of the qualified IPO, the Company’s authorized share capital will be US$7,500,000 divided into (i) 14,800,000,000 Class A ordinary shares with a par value of US$0.0005 each and (ii) 200,000,000 Class B ordinary shares with par value of US$0.0005 each. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote for shareholders’ approval or authorization, except for certain class consents required under our Post-IPO Memorandum and Articles of Association. Each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to three votes, on all matters subject to the vote at general meetings of our company. Immediately prior to the completion of this offering, issued and outstanding ordinary shares, including issued and outstanding non-voting ordinary shares, Series A Preference Shares and Series B Preference Shares which will automatically convert into ordinary shares on a one-to-one basis, held by the founder of the Company and Tencent and their respective affiliates will be re-designated as Class B ordinary shares on a one-for-one basis. All of the remaining issued and outstanding ordinary shares, including issued and outstanding non-voting ordinary shares, Seed Preferred Shares, Series A Preference Shares and Series B Preference Shares which will automatically convert into ordinary shares on a one-to-one basis, will be re-designated as Class A ordinary shares on a one-for-one basis.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our post-IPO memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him, other than by reason of such person’s own dishonesty, willful default or fraud, in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued and sold the following securities (including shares issued pursuant to the 2009 Plan) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration pursuant to Section 4(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

On April 8, 2017, we effected the 1-to-10 share split, following which each of our previously issued voting and non-voting ordinary shares, seed preferred shares, series A preference shares and series B preference shares was subdivided into ten voting and non-voting ordinary shares, seed preferred shares, Series A preference shares and Series B preference shares, respectively. The following numbers have been adjusted to reflect the share split.

Purchaser	Date of Sale or Issuance	Title and Number of Securities	Consideration (US$ millions, except for exercise price)
Tencent Limited	January 11, 2014	5,555,550 ordinary shares (issued upon conversion of a convertible promissory note)	10.0

	May 5, 2014	15,161,050 ordinary shares	68.2

	February 11, 2015	4,629,630 ordinary shares	50.0

	March 30, 2016	2,767,200 series B preference shares	40.0

	March 3, 2017	Convertible promissory note in the principal amount of US$100,000,000	100.0

A private equity investment fund	May 5, 2014	11,111,110 ordinary shares	50.0

Various private equity investment funds	February 11, 2015	12,051,870 ordinary shares	130.2

A sovereign wealth fund	March 30, 2016	8,993,420 series B preference shares	130.0

A sovereign wealth fund	August 19, 2016	2,075,410 series B preference shares	30.0

Hillhouse GAR Holdings Limited	January 31, 2017	Convertible promissory note in the principal amount of US$230,000,000	230.0

Various private investors	March 31, April 6, April 7, April 13, April 19, May 6, May 30 and July 13, 2017	Convertible promissory notes in the aggregate principal amount of US$345,000,000	345.0

Certain directors, officers, employees, consultants and other recipients of awards granted under the 2009 Plan	Various dates	2,293,340 ordinary shares and 14,774,420 non-voting ordinary shares that had been issued upon exercise of options(1)	Exercise price ranging from US$0.05 to US$4.5

Certain directors, officers, employees, consultants and other recipients of awards granted under the 2009 Plan	Various dates	940,000 restricted shares (vested or unvested)(1)	—

(1)	Shares issued since January 1, 2014 relating to awards granted under the 2009 Plan.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Combined and Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SEA LIMITED

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1	Seventh Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	Form of Eighth Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering

4.1*	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2	Registrant’s Specimen Certificate for its Class A Ordinary Shares

4.3*	Form of Deposit Agreement between the Registrant, the depositary and owners and holders of the ADSs

4.4	Irrevocable Proxy, dated as of September 1, 2017, between the founder of the Registrant, on the one hand, and Tencent Holdings Limited, Tencent Limited and Tencent Growthfund Limited, on the other hand

5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the Class A ordinary shares being registered

8.1	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	Opinion of Rajah & Tann Singapore LLP regarding certain Singapore tax matters

10.1*	Amended and Restated Share Incentive Plan, as currently in effect

10.2	Form of Indemnification Agreement between the Registrant and each director and executive officer

10.3	Form of Employment Letter with each executive officer

10.4	Share Subscription Agreement, dated as of March 23, 2016, by and among the Registrant, Garena Online Private Limited and Tencent Limited

10.5	Fifth Amended and Restated Investors’ Rights Agreement, dated as of April 8, 2017, by and among the investors, the Registrant and the certain shareholders named therein

10.6	Convertible Promissory Note, dated as of January 31, 2017, issued by the Registrant to Hillhouse GAR Holdings Limited

10.7	Convertible Promissory Note, dated as of March 3, 2017, issued by the Registrant to Tencent Limited

10.8†	Software License and Distribution Agreement, dated as of January 20, 2010, by and between Riot Games, Inc. and Garena Online Private Limited, and amendments entered into from time to time

10.9	Form of Exclusive Business Cooperation Agreement between the Registrant’s Singapore subsidiary and each VIE of the Registrant

10.10	Form of Financial Support Confirmation Letter between the Registrant or its Cayman Islands subsidiary and each VIE of the Registrant

Exhibit Number	Description of Document
10.11	Form of Loan Agreement between the Registrant or its Cayman Islands subsidiary and the shareholder(s) of each VIE of the Registrant

10.12	Form of Exclusive Option Agreement among the Registrant or its Cayman Islands subsidiary, each VIE of the Registrant and the shareholder(s) of each VIE of the Registrant

10.13	Form of Equity Interest Pledge Agreement among the Registrant or its Cayman Islands subsidiary, each VIE of the Registrant and the shareholder(s) of each VIE of the Registrant

10.14	Form of Power of Attorney granted by the shareholder(s) of each VIE of the Registrant

10.15	Form of Spousal Consent Letter granted by the spouse(s) of the shareholder(s) of each VIE of the Registrant

21.1	Significant Subsidiaries and Consolidated Affiliated Entities of the Registrant

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3	Consent of Assegaf Hamzah & Partners

23.4	Consent of LCS & Partners (included in Exhibit 99.2)

23.5	Consent of Rajah & Tann LCT Lawyers (included in Exhibit 99.3)

23.6	Consent of Hunton & Williams (Thailand) Limited (included in Exhibit 99.4)

23.7	Consent of Rajah & Tann Singapore LLP (included in Exhibit 8.2)

24.1	Powers of Attorney (included on signature page)

99.1	Code of Business Conduct and Ethics of the Registrant

99.2	Opinion of LCS & Partners regarding certain Taiwan law matters

99.3	Opinion of Rajah & Tann LCT Lawyers regarding certain Vietnam law matters

99.4	Opinion of Hunton & Williams (Thailand) Limited regarding certain Thai law matters

99.5	Consent of Frost & Sullivan (S) Pte Ltd

99.6	Consent of International Data Corporation

99.7	Consent of Newzoo International B.V.

99.8	Consent of LMH Enterprises, Inc.

99.9	Consent of Nicholas A. Nash

99.10	Consent of David Heng Chen Seng

99.11	Consent of Khoon Hua Kuok

99.12	Consent of Tao Zhang

*	To be filed by amendment.
†	Confidential treatment has been requested with respect to portions of the exhibit that have been redacted pursuant to Rule 406 under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on September 22, 2017.

Sea Limited

By:	/s/ Forrest Xiaodong Li
Name: Forrest Xiaodong Li
Title: Chairman and Group Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Forrest Xiaodong Li as an attorney-in-fact with full power of substitution, for him in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, or the Shares, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement, to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Forrest Xiaodong Li Name: Forrest Xiaodong Li	Chairman and Group Chief Executive Officer (principal executive officer)	September 22, 2017

/s/ Gang Ye Name: Gang Ye	Director and Group Chief Operating Officer	September 22, 2017

/s/ Yuxin Ren Name: Yuxin Ren	Director	September 22, 2017

/s/ Tony Tianyu Hou Name: Tony Tianyu Hou	Group Chief Financial Officer (principal financial and accounting officer)	September 22, 2017

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Sea Limited, has signed this registration statement or amendment thereto in New York on September 22, 2017.

Authorized U.S. Representative Cogency Global Inc.

By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries
Title: Senior Vice President